Form 20-F
Arrival Group
filed 2021-03-26
CIK 1835059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 24, 2021

Commission File Number: 001-40286

ARRIVAL

(Exact name of Registrant as specified in its charter)

Not applicable	Grand Duchy of Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

Telephone: +352 621 266 815

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ARVL	Nasdaq Stock Market LLC
Warrants	ARVLW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 606,157,267 ordinary shares and 20,112,493 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other	☐
by the International Accounting Standards Board ® ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item17  ☐    Item18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

ARRIVAL

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. References to “Arrival S.à r.l.” contained herein refer to Arrival Luxembourg SARL (formerly Arrival S.à r.l.). Forward-looking statements in this Report may include, for example, statements about:

•	the benefits of the transactions contemplated by the Business Combination Agreement (the “Business Combination”);

•	The financial performance of Arrival (the “Company”) following the Business Combination;

•	the ability to maintain the listing of the Ordinary Shares or Warrants on Nasdaq following the Business Combination;

•	changes in Arrival S.à r.l.’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	Arrival S.à r.l.’s strategic advantages and the impact those advantages will have on future financial and operational results;

•	expansion plans and opportunities;

•	Arrival S.à r.l.’s ability to grow its business in a cost-effective manner;

•	the advantages and expected benefits of Arrival S.à r.l.’s microfactories;

•	Arrival S.à r.l.’s product development timeline and estimated start of production;

•	the implementation, market acceptance and success of Arrival S.à r.l.’s business model;

•	developments and projections relating to Arrival S.à r.l.’s competitors and industry;

•	Arrival S.à r.l.’s approach and goals with respect to technology;

•	Arrival S.à r.l.’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 pandemic on Arrival S.à r.l.’s business;

•	changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to maintain the listing of the Ordinary Shares on Nasdaq following the Business Combination;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Arrival S.à r.l. to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Arrival S.à r.l.’s business;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival S.à r.l. operates;

•

the risk that Arrival S.à r.l. and its current and future collaborators are unable to successfully develop and commercialize Arrival S.à r.l.’s products or services, or experience significant delays in doing so;

•	the risk that the Company may never achieve or sustain profitability;

•	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that the Company experiences difficulties in managing its growth and expanding operations;

•	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

•

the risk that the utilization of microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as microfactories, microfactories needing a larger than anticipated factory footprint, and the inability of Arrival S.à r.l. to deploy microfactories in the anticipated time frame;

•

that Arrival S.à r.l. has identified a material weakness in its internal control over financial reporting which, if not corrected, could affect the reliability of Arrival S.à r.l.’s financial statements;

•	the risk that Arrival S.à r.l. is unable to secure or protect its intellectual property; and

•	the possibility that CIIG or Arrival S.à r.l. may be adversely affected by other economic, business, and/or competitive factors.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-251339) filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2021 (the “Form F-4”), which are incorporated by reference into this Report.

EXPLANATORY NOTE

On March 24, 2021 (the “Closing Date”), the Company consummated the transactions contemplated by that previously announced business combination agreement dated as of November 18, 2020, by and among CIIG Merger Corp., a Delaware corporation (“CIIG”), Arrival Luxembourg SARL (formerly Arrival S.à r.l.), a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg (“Arrival S.à r.l.”), the Company and ARSNL Merger Sub Inc., a Delaware corporation (“Merger Sub”) (the “Business Combination Agreement”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On, or before the Closing Date, pursuant to the Business Combination Agreement:

•	the existing ordinary and preferred shareholders of Arrival S.à r.l. contributed their respective equity interests in Arrival S.à r.l. to the Company in exchange for Ordinary Shares (the “Exchanges”);

•

following the Exchanges, CIIG merged with and into Merger Sub and all shares of CIIG common stock were exchanged for Ordinary Shares, and, in connection therewith, CIIG’s corporate name changed to Arrival Vault US, Inc. (the “Merger”);

•	each outstanding warrant to purchase shares of CIIG’s common stock was converted into a warrant to purchase Ordinary Shares;

•	each Arrival S.à r.l. option, whether vested or unvested, was assumed by the Company and now represents an option award exercisable for Ordinary Shares;

•	the Arrival S.à r.l. restricted shares were exchanged for restricted Ordinary Shares;

•	Arrival S.à r.l. and CIIG became direct, wholly-owned subsidiaries of the Company; and

•	the Company changed its name to Arrival.

In connection with the execution of the Business Combination Agreement, CIIG entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of institutional investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and CIIG agreed to sell to the Subscribers, an aggregate of 40,000,000 shares of CIIG Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $400,000,000, which shares of CIIG Class A Common Stock were automatically exchanged with the Company for Ordinary Shares in the Merger.

Certain amounts that appear in this Report may not sum due to rounding.

DEFINED TERMS

In this Report:

“Arrival S.à r.l.” means Arrival Luxembourg SARL (formerly Arrival S.à r.l.), a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 200789.

“Board” means the Board of Directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement that occurred at or immediately prior to the Closing.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 18, 2020, as may be amended, by and among CIIG, Arrival S.à r.l., the Company, and Merger Sub.

“CIIG” refers to Arrival Vault US, Inc. (formerly CIIG Merger Corp.), a Delaware corporation.

“CIIG Class A Common Stock” means CIIG’s Class A common stock, par value $0.0001 per share.

“CIIG Class B Common Stock” means CIIG’s Class B common stock, par value $0.0001 per share.

“CIIG Common Stock” means the CIIG Class A Common Stock and the CIIG Class B Common Stock, collectively.

“CIIG Units” means the 25,875,000 units issued in connection with the IPO, each of which consisted of one share of CIIG Class A Common Stock and one-half of one Public Warrant.

“CIIG Warrants” means the Public Warrants and the Private Placement Warrants.

“Closing” means the closing of transactions contemplated by the Business Combination Agreement.

“Closing Date” means March 24, 2021.

“Company” means Arrival (formerly Arrival Group), a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg.

“Executive Management” means members of the executive management team of the Company.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IPO” means CIIG’s initial public offering of units, consummated on December 17, 2019.

“Merger” means the merging of Merger Sub with and into CIIG, with CIIG surviving the Merger as a wholly owned subsidiary of the Company. In connection therewith, CIIG’s corporate name changed to “Arrival Vault US, Inc.”

“Merger Sub” means ARSNL Merger Sub Inc., a Delaware corporation.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Share” means the ordinary shares of the Company.

“PIPE” means the private placement pursuant to which certain investors purchased shares of CIIG Class A Common Stock, for a purchase price of $10.00 per share, which were exchanged into Ordinary Shares in connection with the Closing.

“Private Placement Warrants” means the warrants to purchase CIIG Class A Common Stock purchased in a private placement in connection with the IPO.

“Public Shares” means shares of CIIG Class A Common Stock issued as part of the units sold in the IPO.

“Public Stockholders” means the holders of shares of CIIG Class A Common Stock.

“Public Warrants” means the warrants included in the units sold in CIIG’s IPO, each of which is exercisable for one share of CIIG Class A Common Stock, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means that certain form of agreement attached to the Business Combination Agreement as Exhibit A.

“SEC” means the U.S. Securities and Exchange Commission.

“Trust Account” means the trust account that held a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“Warrants” means the former CIIG Warrants converted into a right to acquire one Ordinary Share on substantially the same terms as were in effect prior to the Merger under the terms of the Warrant Agreement.

“Warrant Agreement” means the warrant agreement, dated December 12, 2019, by and between CIIG and Continental Stock Transfer & Trust Company, as warrant agent, governing CIIG’s outstanding warrants.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our Executive Management and certain of our directors upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of Holdco after the Business Combination,” which is incorporated herein by reference. At Closing, the Board of Directors (the “Board”) of the Company elected (i)  all previously appointed directors referenced in the Form F-4, (ii) Tawni Nazario-Cranz and (iii) Rexford J. Tibbens to the Board, effective immediately. The business address for each of Company’s directors and members of Executive Management is 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg.

B.	Advisors

Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Miami, Florida 33131 and Linklaters LLP, 35 Avenue John F. Kennedy, Luxembourg L-1011 have acted as U.S. and Luxembourg counsel, respectively for the Company and will act as counsel to the Company following the Closing.

C.	Auditors

Grant Thornton LLP acted as CIIG’s independent auditor for the year ended December 31, 2020 and the period from September 19, 2019 (date of inception) to December 31, 2019.

KPMG LLP acted as Arrival S.à r.l.’s independent registered public accounting firm for the years ended December 31, 2019 and 2018.

The Company has not yet determined its independent registered public accounting firm following the Closing.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Following and as a result of the Business Combination, the business of the Company is conducted through Arrival S.à r.l., its direct, wholly-owned subsidiary.

CIIG

Selected financial information regarding CIIG is included in the Form F-4 in the section entitled “Selected Historical Financial Data of CIIG”, which is incorporated herein by reference.

Arrival S.à r.l.

Selected financial information regarding Arrival S.à r.l. is included in the Form F-4 in the section entitled “Selected Historical Financial Data of Arrival,” which is incorporated herein by reference.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of June 30, 2020, after giving effect to the Business Combination (and assuming no redemptions) and PIPE financing.

As of June 30, 2020 (pro forma for Business Combination and PIPE financing)	(€) in millions
Non-current assets	165.0
Cash and cash equivalents	564.1
Other current assets	20.8

Total assets	749.9
Current liabilities	18.8
Lease liabilities	22.9

Total liabilities	41.7
Ordinary shares	0.06
Additional paid in capital	1,664.6
Translation reserve	(3.7)
Accumulated deficit	(952.7)

Total shareholders’ equity	708.2

Total liabilities and shareholders’ equity	749.9

Prior to the Closing, 21,483 shares of Class A Common Stock were redeemed by the holders for an aggregate redemption payment of approximately $260,000.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on October 27, 2020 as a joint stock company (société anonyme) solely for the purpose of effectuating the Business Combination, which was consummated on March 24, 2021. See “Explanatory Note” for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination.” The Company owns no material assets other than its interests in Arrival S.à r.l. acquired in the Business Combination and does not operate any business. Arrival S.à r.l. is a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg. See Item 5 for a discussion of Arrival S.à r.l.’s principal capital expenditures and divestitures for the year ended December 31, 2019 and the six months ended June 30, 2020. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of the Company’s principal executive office is 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg and its telephone number is +352 621 266 815. The Company’s principal website address is www.arrival.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.arrival.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, the Company became the direct parent of, and conducts its business through, Arrival S.à r.l.

Information regarding the business of Arrival S.à r.l. is included in the Form F-4 in the sections entitled “Information About Arrival,” and “Arrival Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, CIIG and Arrival S.à r.l. became wholly owned subsidiaries of the Company. The organizational structure of the Company after the Closing is included on page 124 of the Form F-4 and is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding the facilities of Arrival S.à r.l. is included in the form F-4 in the section entitled “Information About Arrival— Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Arrival S.à r.l., its direct, wholly-owned subsidiary.

The discussion and analysis of the financial condition and results of operation of Arrival S.à r.l. is included in the Form F-4 in the section entitled “Arrival Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The members of our Executive Management and certain of our directors upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of Holdco after the

Business Combination,” which is incorporated herein by reference. At Closing, the Board elected (i) all previously appointed directors referenced in the Form F-4, (ii) Tawni Nazario-Cranz and (iii) Rexford J. Tibbens to the Board, effective immediately. Following are the biographies of the newly appointed and elected directors.

Tawni Nazario-Cranz served as Chief People Officer at Waymo from June 2018 to March 2019 and at Cruise Automation from September 2017 to May 2018. As the Chief People Officer at Waymo and Cruise Automation, Ms. Nazario-Cranz helped build the foundations for two autonomous vehicle companies, including building out the infrastructure of the human resources and talent functions, establishing the foundations for high performance culture, performance management, staffing and diversity and inclusion. Prior to joining Cruise Automation, Ms. Nazario-Cranz served in various positions of increasing responsibility at Netflix from April 2007 through June 2017, beginning as Director of Human Resources, followed by Vice President of Talent and Human Resources and finally serving as Chief Talent Officer. Prior to joining Netflix, Ms. Nazario-Cranz served as Global Director of Human Resources at Bausch + Lomb from December 2004 through April 2007. Prior to her time at Bausch + Lomb, Ms. Nazario-Cranz served in various roles in human resources, including as Human Resources Generalist at FedEx Kinko’s, Director of Human Resources at Work Incorporated and as an Operations Manager at Circuit City Stores. Ms. Nazario-Cranz is currently an advisor to various Silicon Valley venture capital firms, including Signal Fire, Foundation Capital and West. Ms. Nazario-Cranz received an EMBA, Business from Claremont Graduate University-Peter F. Drucker and Masatoshi Ito Graduate School of Management and a bachelor’s degree in psychology from the University of California, Santa Barbara.

Rexford J. Tibbens has served as President and Chief Executive Officer of Frontdoor, a leading provider of home service plans in the United States, since May 2018 and was appointed to Frontdoor’s board of directors in October 2018. From April 2015 to December 2017, Mr. Tibbens served as the chief operating officer of Lyft, a leading on-demand transportation company based in San Francisco, California. While at Lyft, Mr. Tibbens worked to expand the service to every state and launched crucial strategic initiatives, including Lyft’s Nashville support center and Express Drive, a program that allowed potential Lyft drivers to rent vehicles so they could provide service in select cities. From August 2011 to March 2015, Mr. Tibbens served as a vice president at Amazon.com, Inc., a global e-commerce and technology company, where he led the technical and product development of Prime Now, Amazon’s one-hour delivery service. Before Amazon, Mr. Tibbens spent twelve years at Dell Inc., a global technology company, serving in a variety of operations and logistics roles, including as executive director of Global Services. Mr. Tibbens received an MBA from Case Western Reserve University and a bachelor’s degree in finance from the University of Kentucky.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of Holdco after the Business Combination,”  “Management of Arrival—Arrival Executive Compensation” and “Management of Arrival—Arrival Director Compensation,” which are incorporated herein by reference.

Arrival Incentive Compensation Plan

On March 23, 2021, the Board approved the Arrival Incentive Compensation Plan (the “2021 Plan”). The purpose of the 2021 Plan is to assist the Company (and its related entities) to attract, motivate, retain and reward high-quality executives, employees, consultants and other persons who provide services to the Company (and its related entities) by enabling such persons to acquire or increase a proprietary interest in the Company. The persons eligible to receive awards under the 2021 Plan are the officers, directors, employees, consultants and other persons who provide services to the Company (or any related entity). The 2021 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. The 2021 Plan is to be administered by a committee designated by the Board consisting of not less than two non-employee, independent directors. The 2021 Plan provides for an aggregate share reserve, together with the current share reserve underlying prior incentive plans of the Company (or any related entity), equal to ten percent (10%) of the Ordinary Shares and Warrants issued immediately following Closing.

C.	Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the sections entitled “Management of Holdco after the Business Combination,” which is incorporated herein by reference.

Following consummation of the Business Combination, the directors have been assigned classes and committee membership as follows:

Director	Class	Committees
Tawni Nazario-Cranz	Class C	Compensation (Chair), Nomination
F. Peter Cuneo	Class A	Chairman of the Board of Directors, Audit
Alain Kinsch	Class C	Audit (Chair)
Kristen O’Hara	Class B	Nomination (Chair), Compensation
Jae Oh	Class A	Nomination
Avinash Rugoobur	Class C	None
Rexford J. Tibbens	Class B	Audit, Compensation

As a foreign private issuer, we are permitted to follow certain Luxembourg corporate governance practices in lieu of certain listing rules of The Nasdaq Stock Market, or Nasdaq Listing Rules. We plan to follow the corporate governance requirements of the Nasdaq Listing Rules, except that we intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Arrival S.à r.l., its direct, wholly-owned subsidiary.

Information pertaining to Arrival S.à r.l.’s employees is set forth in the Form F-4, in the section entitled “Information About Arrival — Employees,” which is incorporated herein by reference.

E.	Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of March 24, 2021 immediately following the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of March 24, 2021 pursuant to the exercise of Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors:
Denis Sverdlov (1)	—	—
Tim Holbrow	—	—
Avinash Rugoobur	—	—
Michael Ableson	—	—
Daniel Chin	—	—
Tawni Nazario-Cranz	—	—
F. Peter Cuneo (2)(3)	11,801,042	1.95%
Alain Kinsch	—	—
Kristen O’Hara (4)	—	—
Jae Oh	—	—
Rexford J. Tibbens	—	—

All directors and executive officers as a group (11 individuals) (3)	11,801,042	1.95%

5% or more Holders:
Kinetik S.à r.l. (5)	463,275,682	76.43%

(1)

Does not include the Ordinary Shares held by Kinetik S.à r.l. Mr. Sverdlov is the founder of Kinetik S.à r.l. Kinetik S.à r.l. is owned by The Kinetik Trust, of which Mr. Sverdlov is a beneficiary. Mr. Sverdlov disclaims beneficial interest of such shares.

(2)

The holder of record of the Ordinary Shares is CIIG Management LLC. F. Peter Cuneo, Gavin Cuneo and Michael Minnick are managing members of CIIG Management LLC. As such, Mr. Cuneo may be deemed to have or share voting and dispositive power of the Ordinary Shares held directly by CIIG Management LLC.

(3)	Includes 5,979,167 Ordinary Shares underlying Warrants that will become exercisable 30 days after the Closing.
(4)

Ms. O’Hara holds an interest in CIIG Management LLC and disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(5)

The trustee of The Kinetik Trust, The Kinetik Foundation, may be deemed to have voting and dispositive power of the Ordinary Shares held by Kinetik S.à r.l. Voting and investment decisions are made on behalf of The Kinetik Foundation by a counsel of three members, none of whom have individual or investment power with respect to such shares.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Arrival Relationships and Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company and Arrival S.à r.l. is included in the Form F-4 in the sections entitled “Information about Arrival—Legal Proceedings” and “Information about CIIG—Legal Proceedings”, respectively, and is incorporated herein by reference.

B.	Significant Changes

None / Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on Nasdaq under the symbols ARVL and ARVLW, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Registration Rights and Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Warrants are listed on Nasdaq under the symbols “ARVL” and “ARVLW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The Company is authorized to issue 2,700,000,000 Ordinary Shares.

As of March 24, 2021, subsequent to the closing of the Business Combination, there were 606,157,267 Ordinary Shares outstanding and issued. There were also 20,112,493 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

B.	Memorandum and Articles of Association

The amended and restated articles of association of the Company dated as of March 23, 2021 are included as Exhibit 1.1 to this Report. The description of the articles of association of the Company contained in the Form F-4 in the section entitled “Description of Holdco’s Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Arrival S.à r.l.’s Operations

Information pertaining to Arrival S.à r.l.’s material contracts is set forth in the Form F-4, in the sections entitled “Arrival Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Agreements, Partnerships and Suppliers” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Grand Duchy of Luxembourg.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “Material Luxembourg Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

From the annual net profits of the Company, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Board may resolve that the Company pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s articles of association. The Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Company’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to the Company’s accounts.

G.	Statement by Experts

The balance sheet of CIIG as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020 and the period from September 19, 2019 (date of inception) to December 31, 2020, and the related notes incorporated by reference herein have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Arrival S.à r.l. as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements refers to a change to the method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Arrival Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of CIIG are incorporated by reference to pages F-2 to F-20 in the Form F-4.

The condensed unaudited consolidated interim financial statements of Arrival S.à r.l. are incorporated by reference to pages F-21 to F-33 in the Form F-4.

The audited consolidated financial statements of Arrival S.à r.l. are incorporated by reference to pages F-34 to F-71 in the Form F-4.

The unaudited pro forma condensed combined financial information is incorporated by reference to pages 89 to 98 in the Form F-4.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1 *	Amended and Restated Articles of Association of Arrival, dated as of March 23, 2021.

2.1	Specimen Ordinary Share Certificate of Arrival (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed February 16, 2021 (file no. 333-251339)).

2.2	Specimen Warrant Certificate of Arrival (incorporated by reference to Exhibit E of Exhibit 2.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

2.3	Warrant Agreement, dated December 12, 2019, by and between CIIG Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on December 17, 2019).

2.4	Private Placement Warrant Purchase Agreement, dated December 12, 2019, by and between CIIG Merger Corp. and CIIG Management LLC (incorporated by reference to Exhibit 10.5 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on December 17, 2019).

2.5 *	Assignment, Assumption and Amendment Agreement, dated March 24, 2021 by and among CIIG Merger Corp., Arrival and Continental Stock Transfer & Trust Company.

4.1 #	Business Combination Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., Arrival S.à r.l., Arrival and ARSNL Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.2	Form of Contribution and Exchange Agreement for Preferred Shares (incorporated by reference to Exhibit 10.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.3	Form of Contribution and Exchange Agreement for Ordinary Shares (incorporated by reference to Exhibit 10.2 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.5	Transaction Support Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., CIIG Management LLC and certain investors in CIIG Merger Corp (incorporated by reference to Exhibit 10.4 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.6	Registration Rights Agreement, dated December 12, 2019, by and between CIIG Merger Corp., CIIG Management LLC and certain other stockholders of CIIG Merger Corp. (incorporated by reference to Exhibit 10.3 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on December 17, 2019).

4.7 *	Registration Rights and Lock-Up Agreement, dated March 24, 2021, by and between Arrival and certain stockholders of CIIG Merger Corp. and Arrival S.à r.l.

4.8 *	Nomination Agreement, dated March 24, 2021, by and between Arrival and Kinetik S.à r.l.

4.9 ##	Collaboration Framework Agreement, dated November 4, 2019, by and between Arrival S.à r.l., Hyundai Motor Company and Kia Motors Corporation (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.10 ##	Collaboration Agreement Side Letter addressed to Hyundai Motor Company and Kia Motors Corporation from Arrival S.à r.l, dated December 6, 2019 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.11 ##	Vehicle Sales Agreement, dated October 8, 2020, by and between Arrival S.à r.l. and United Parcel Service Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.12	Warrant Agreement, dated as of October 29, 2020, by and between Arrival S.à r.l. and United Parcel Service General Services Co. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.13 ##+	Employment Contract, dated as of January 3, 2019, by and between Arrival Ltd. and Avinash Rugoobur (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.14 ##+	Employment Letter Agreement, dated as of November 1, 2019, by and between Arrival Automotive, Inc. and Michael Ableson (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.15 ##+	Employment Contract, dated as of September 14, 2020, by and between Arrival Limited and Denis Sverdlov (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.16 ##+	Employment Contract, dated June 29, 2020, by and between Arrival Automotive UK Limited and Tim Holbrow (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.17 ##+	Employment Contract, dated October 6, 2017, by and between Arrival Ltd. and Daniel Chin (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.18 +	Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.19 +	Form of Restricted Share Agreement under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.20 +	Form of US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.21 +	Form of non-US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.22 +	Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.23 +	Form of Option Grant Letter Agreement under the Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.24*+	Arrival Incentive Compensation Plan.

4.25 ##	Product Manufacture and Supply Agreement, dated as of February 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.26 ##	Long Term Agreement, dated as of February 20, 2020, by and between ARRIVAL Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.27 ##	First Supplement to the Long Term Agreement, dated as of October 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.28 ##	Prepayment Agreement, dated as of February 1, 2021, by and between Arrival Elements B.V. and LG Energy Solution, Ltd (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4/A filed February 16, 2021 (file no. 333-251339)).

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material

+	Management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ARRIVAL

March 26, 2021	By:	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer