Form 20-F
period 2020-12-31
Arrival Group
filed 2021-04-30
CIK 1835059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2020

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-40286

ARRIVAL

(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg

(Jurisdiction of Incorporation or Organization)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

(Address of Principal Executive Offices)

Daniel Chin

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

Telephone: +352 621 266 815

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 606,157,267 Ordinary Shares and 20,112,500 Warrants to purchase Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes  ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒    Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17  ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐    Yes    ☒    No

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, in this annual report, the term(s) “we,” “us,” “our,” and “our business” refer to Arrival (formerly known as Arrival Group) and its consolidated subsidiaries and “Arrival” refers to Arrival Luxembourg SARL (formerly Arrival S.à r.l.) and its consolidated subsidiaries prior to the Closing and to the Combined Company following the Closing.

In this annual report:

“Arrival” means (a) Arrival Luxembourg SARL (formerly Arrival S.à r.l.), a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 200789 with respect to the periods prior to the Closing and (b) the Combined Company following the Closing.

“Arrival Ordinary Shares” means ordinary shares of the Company, with a nominal value of EUR 0.25 per share.

“Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 18, 2020, as may be amended, by and among CIIG, Arrival, the Company, and Merger Sub.

“CIIG” refers to Arrival Vault US, Inc. (formerly CIIG Merger Corp.), a Delaware corporation.

“CIIG Class A Common Stock” means CIIG’s Class A common stock, par value $0.0001 per share.

“CIIG Class B Common Stock” means CIIG’s Class B common stock, par value $0.0001 per share.

“CIIG Common Stock” means the CIIG Class A Common Stock and the CIIG Class B Common Stock, collectively.

“Closing” means the consummation of the Business Combination.

“Closing Date” means March 24, 2021.

“Combined Company” means the Company and its subsidiaries following the Closing.

“Company” means Arrival (formerly Arrival Group), a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 1, rue Peternelchen L-2370 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 248209.

“DGCL” means the Delaware General Corporation Law.

“EVs” means electric vehicles.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GHG” means greenhouse gas.

“HKMC” means Hyundai and Kia, collectively.

“Hyundai” means Hyundai Motor Company.

“ICE” means internal combustion engine.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Kia” means Kia Corporation.

“Merger” means the merging of ARSNL Merger Sub Inc. with and into CIIG, with CIIG surviving the Merger as a wholly owned subsidiary of the Company. In connection therewith, CIIG’s corporate name changed to “Arrival Vault US, Inc.”

“Merger Effective Time” means the time at which the merger certificate relating to the Merger was filed on March 24, 2021.

“Merger Sub” means ARSNL Merger Sub Inc., a Delaware corporation.

“Nasdaq” means The Nasdaq Stock Market LLC.

“OEMs” means original equipment manufacturers.

“Ordinary Shares” means the ordinary shares of the Company.

“PIPE” means the private placement pursuant to which the investors purchased 40,000,000 shares of CIIG Class A Common Stock, for a purchase price of $10.00 per share, which were converted into Ordinary Shares in connection with the Closing.

“Private Placement Investors” mean the investors that purchased CIIG Class A Common Stock in the PIPE.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Warrant Agreement” means that certain Warrant Agreement, dated December 12, 2019, by and between CIIG Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent.

“Warrants” mean the former CIIG warrants converted at the Merger Effective Time into a right to acquire one Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Warrant Agreement.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union (“EU”) relating to Economic and Monetary Union and references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America.

The historical financial information for Arrival have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which can differ in certain significant respects from U.S. GAAP.

Unless otherwise noted, all financial information for Arrival provided in this annual report is denominated in Euros.

Historical Financial Information

This annual report includes our financial statements as of December 31, 2020 and for the period from October 27, 2020 through December 31, 2020 (the “Fiscal 2020 Period”) and Arrival Luxembourg SARL’s consolidated financial statements at, and for the twelve months ended, December 31, 2020, at, and for the twelve months ended, December 31, 2019 and for the twelve months ended December 31, 2018.

INDUSTRY AND MARKET DATA

In this annual report, we present industry data, information and statistics regarding the markets in which Arrival competes as well as Arrival’s analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Arrival’s business and markets (collectively, “Industry Analysis”). Such information is supplemented where necessary with Arrival’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and Arrival’s management’s judgment where information is not publicly available. This information appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this annual report.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

•	the risk that the Business Combination disrupts current plans and operations of Arrival as a result of the consummation of the Business Combination;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Arrival to grow and manage growth profitably;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Arrival’s business;

•	the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates;

•	the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so;

•	the risk that we may never achieve or sustain profitability;

•	the risk that we will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that we experience difficulties in managing our growth and expanding operations;

•	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

•

the risk that the utilization of microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as microfactories, microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy microfactories in the anticipated time frame;

•	that Arrival has identified a material weakness in its internal control over financial reporting which, if not corrected, could affect the reliability of Arrival’s financial statements;

•	the risk that Arrival is unable to secure or protect its intellectual property; and

•	the possibility that Arrival may be adversely affected by other economic, business, and/or competitive factors.

These and other factors are more fully discussed under “Risk Factors” and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by forward-looking statements in this annual report.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this annual report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

Item 3:	Key Information

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities carries a significant degree of risk. You should carefully consider the following risks and other information in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report, before you decide to purchase the Company’s securities. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of the Company’s securities could decline and you could lose part or all of your investment. All references in this section to “Arrival” refer to Arrival Luxembourg SARL prior to the Closing and to the Combined Company following the Closing.

i. Risk Factor Summary

The risks described below include, but are not limited to, the following:

•	Arrival is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

•	Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles.

•

While Arrival has received orders for vehicles, the period of time from the receipt of orders to implementation and delivery is long, potentially spanning over several months, and the orders are subject to the risks of cancellation or postponement of the orders.

•

Arrival’s growth is dependent upon the willingness of operators of commercial vehicle fleets and small to medium sized businesses to adopt electric vehicles and on Arrival’s ability to produce, sell and service vehicles that meet their needs. If the market for commercial electric vehicles does not develop as Arrival expects or develops slower than Arrival expects, Arrival’s business, prospects, financial condition and operating results will be adversely affected.

•

The UPS order constitutes all of the current orders for Arrival vehicles. If this order is cancelled, modified or delayed, Arrival’s prospects, results of operations, liquidity and cash flow will be materially adversely affected.

•

Certain of Arrival’s strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit Arrival from developing electric vehicles with other strategic partners.

•

Arrival’s ability to execute its microfactory production model on a large scale is unproven and still evolving and such production model may lead to increased costs, delayed and/or reduced production of its vehicles and adversely affect Arrival’s ability to operate its business.

•	Arrival may encounter obstacles outside of its control that slow market adoption of electric vehicles, such as regulatory requirements or infrastructure limitations.

•

As Arrival expands into new territories, many of which will be international territories, it may encounter stronger market resistance than it currently expects, including from incumbent competitors in those territories.

•

Arrival is dependent on its suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver the raw materials and components of Arrival’s vehicles in a timely manner and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

•

There are complex software and technology systems that need to be developed in coordination with vendors and suppliers in order to reach production for Arrival’s electric vehicles, and there can be no assurance such systems will be successfully developed.

•

The discovery of defects in Arrival vehicles may result in delays in new model launches, recall campaigns or increased warranty costs. Additionally, discovery of such defects may result in a decrease in the residual value of its vehicles, which may materially harm its business.

•	Arrival may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

•	Arrival will rely on complex robotic assembly and component manufacturing for its production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

•	Arrival is likely to face competition from a number of sources, which may impair its revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.

•

Arrival is highly dependent on the services of its senior management team (including Denis Sverdlov, its Founder and Chief Executive Officer), and if Arrival is unable to retain some or all of this team, its ability to compete could be harmed.

ii. Details of our Risk Factors

Risks Related to Arrival

Arrival is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

Arrival has incurred losses in the operation of its business related to research and development activities since its inception. Arrival anticipates that its expenses will increase and that it will continue to incur losses in the future until at least the time it begins significant deliveries of its vehicles, which is not expected to occur before 2022. Even if Arrival is able to successfully develop and sell or lease its vehicles, there can be no assurance that they will be commercially successful and achieve or sustain profitability.

Arrival expects the rate at which it will incur losses to be significantly higher in future periods as it, among other things, designs, develops and manufactures its vehicles; deploys its microfactories; builds up inventories of parts and components for its vehicles; increases its sales and marketing activities, develops its distribution infrastructure; and increases its general and administrative functions to support its growing operations. Arrival may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase Arrival’s losses.

Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles.

Arrival was incorporated in October 2015 and has a limited operating history in the automobile industry, which is continuously evolving. Arrival vehicles are in the development stage and Arrival does not expect its first vehicle to be produced until the fourth quarter of 2021, if at all. Arrival has no experience as an organization in high volume manufacturing of the planned electric vehicles. Arrival cannot assure you that it or its partners will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supplies that will enable Arrival to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market its electric vehicles. You should consider Arrival’s business and prospects in light of the risks and significant challenges it faces as a new entrant into its industry, including, among other things, with respect to its ability to:

•	design and produce safe, reliable and quality vehicles on an ongoing basis;

•	obtain the necessary regulatory approvals in a timely manner;

•	build a well-recognized and respected brand;

•	establish and expand its customer base;

•	successfully market not just Arrival’s vehicles but also the other services it intends to provide;

•	properly price its services, including its charging solutions, financing and lease options, and successfully anticipate the take-rate and usage of such services by users;

•	successfully service its vehicles after sales and maintain a good flow of spare parts and customer goodwill;

•	improve and maintain its operational efficiency;

•	successfully execute its microfactory production model and maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	predict its future revenues and appropriately budget for its expenses;

•	attract, retain and motivate talented employees;

•	anticipate trends that may emerge and affect its business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

•	navigate an evolving and complex regulatory environment.

If Arrival fails to adequately address any or all of these risks and challenges, its business may be materially and adversely affected.

Arrival’s forecasted operating and financial results rely in large part upon assumptions and analyses developed by Arrival. If these assumptions and analyses prove to be incorrect, Arrival’s actual operating and financial results may be significantly below its forecasts.

The projected financial and operating information appearing elsewhere in this annual report reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with Arrival’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside Arrival’s control, including, but not limited to:

•	whether Arrival can obtain sufficient capital to begin production and grow its business;

•	Arrival’s ability to manage its growth;

•	whether Arrival can manage relationships with key suppliers;

•	whether Arrival can rapidly deploy its microfactories and successfully execute its production methodologies in such microfactories (including its robotic assembly process and composite manufacturing);

•	the ability to obtain necessary regulatory approvals;

•	demand for Arrival products and services;

•	the timing and costs of new and existing marketing and promotional efforts;

•	competition, including from established and future competitors;

•	Arrival’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

•	the overall strength and stability of the economies in the markets in which it operates or intends to operate in the future; and

•	regulatory, legislative and political changes;

Unfavorable changes in any of these or other factors, most of which are beyond Arrival’s control, could materially and adversely affect its business, results of operations and financial results.

In addition, Arrival’s production methodologies (including robotic assembly processes and composite manufacturing) are still being tested and its assumptions may not be accurate. If Arrival is unable to successfully implement its production methodologies, or the assumptions on which such production methodologies are based prove to be incorrect, Arrival’s business, prospects, financial condition and operating results could be adversely effected.

Arrival may need to raise additional funds and these funds may not be available to it when it needs them, or may only be available on unfavorable terms. As a result, Arrival may be unable to meet its future capital requirements which could limit its ability to grow and jeopardize its ability to continue its business operations.

The design, production, sale and servicing of Arrival’s electric vehicles is capital-intensive. Although Arrival expects that no additional capital will be needed over the next twelve months. However, Arrival may subsequently determine that additional funds are necessary earlier than anticipated. This capital may be necessary to fund Arrival’s ongoing operations, continue research, development and design efforts and improve infrastructure. Arrival may raise additional funds through the issuance of equity, equity related or debt securities or through obtaining credit from government or financial institutions. Arrival cannot be certain that additional funds will be available to it on favorable terms when required, or at all. If Arrival cannot raise additional funds when it needs them, its business, prospects, financial condition and operating results could be materially adversely affected.

While Arrival has received orders for vehicles, the period of time from the receipt of orders to implementation and delivery is long, potentially spanning over several months, and the orders are subject to the risks of cancellation or postponement of the orders.

Arrival vehicles are in the development stage and Arrival does not expect its first vehicle to be produced until the fourth quarter of 2021. Even after Arrival begins production of its vehicles, due to the nature of large commercial fleet orders, the anticipated lead time between receipt of orders for Arrival’s electric vehicles and implementation and delivery of its electric vehicles is long, potentially spanning over several months. Given this anticipated lead time, there is a heightened risk that customers that have ordered vehicles may not ultimately take delivery due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that orders will not be cancelled or postponed, or that orders will ultimately result in the purchase or lease of electric vehicles. Any cancellations or postponements could harm Arrival’s financial condition, business, prospects and operating results. Currently no customers have paid deposits or will be required to pay any penalties for cancellations, or, other than UPS, have made any commitments to purchase Arrival vehicles. Arrival anticipates contracting with customers on terms which require the payment of a deposit and are not cancellable for convenience; however, in certain cases, Arrival and a customer may agree to commercial terms which include (amongst other things) the ability for the customer to modify or terminate the vehicle order and the parties may agree that a deposit is not required.

In addition, Arrival’s business model is initially focused on building relationships with commercial bus and van fleet customers. Even if Arrival is able to obtain binding orders, customers may limit their volume of purchases initially as they assess Arrival’s vehicles and whether to make a broader transition to electric vehicles. This may be a long process and will depend on the safety, reliability, efficiency and quality of Arrival’s vehicles, as well as the support and service that Arrival offers. It will also depend on factors outside of Arrival’s control, such as general market conditions and broader trends in fleet management and vehicle electrification, that could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for Arrival’s products and the pace and levels of growth that Arrival will be able to achieve.

Arrival’s growth is dependent upon the willingness of operators of commercial vehicle fleets and small to medium sized businesses to adopt electric vehicles and on Arrival’s ability to produce, sell and service vehicles that meet their needs. If the market for commercial electric vehicles does not develop as Arrival expects or develops slower than Arrival expects, Arrival’s business, prospects, financial condition and operating results will be adversely affected.

Arrival’s growth is dependent upon the adoption of electric vehicles by operators of commercial vehicle fleets and on Arrival’s ability to produce, sell and service vehicles that meet their needs. The entry of commercial electric vehicles into the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using electric vehicles in their businesses. This process has been slow to date. As part of Arrival’s sales efforts, Arrival must educate fleet managers as to what Arrival believes are the economical savings during the life of the vehicle and the lower “total cost of ownership” of Arrival’s vehicles. As such, Arrival believes that operators of commercial vehicle fleets will consider many factors when deciding whether to purchase Arrival’s commercial electric vehicles (or commercial electric vehicles generally) or vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. Arrival believes these factors include:

•

the difference in the initial purchase prices of commercial electric vehicles with comparable vehicles powered by internal combustion engines, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

•	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

•	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	fuel prices, including volatility in the cost of diesel or a prolonged period of low gasoline and natural gas costs that could decrease incentives to transition to electric vehicles;

•	the cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas;

•	corporate sustainability initiatives;

•	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

•	the quality and availability of service for the vehicle, including the availability of replacement parts;

•	the limited range over which commercial electric vehicles may be driven on a single battery charge;

•	access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

•	electric grid capacity and reliability; and

•	macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is not a compelling business justification for purchasing commercial electric vehicles, particularly those that Arrival will produce and sell, then the market for commercial electric vehicles may not develop as Arrival expects or may develop more slowly than Arrival expects, which would adversely affect Arrival’s business, prospects, financial condition and operating results.

In addition, any reduction, elimination or selective application of tax and other governmental incentives and subsidies because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or Arrival’s electric vehicles in particular, which would adversely affect Arrival’s business, prospects, financial condition and operating results. Further, Arrival cannot assure that the current governmental incentives and subsidies available for purchasers of electric vehicles will remain available.

The UPS order constitutes all of the current orders for Arrival vehicles. If this order is cancelled, modified or delayed, Arrival’s prospects, results of operations, liquidity and cash flow will be materially adversely affected.

The UPS order for 10,000 vehicles (with a UPS option to purchase up to an additional 10,000 vehicles) constitutes the only agreement in place with respect to the order of Arrival vehicles with other potential orders as either letters of intent or in late stage sales discussions. The vehicle volumes to be purchased pursuant to the UPS order may be modified or cancelled by UPS at any time in its sole discretion without penalty. If the UPS order is cancelled or modified, or any other arrangements are terminated, and Arrival has not received additional orders from other customers, its business, prospects, financial condition and operating results will be materially adversely affected. Arrival has letters of intent for the Arrival Bus but does not currently have any agreement in place with respect to the order of the Arrival Bus, as orders typically require a trial which is expected to occur in the second half of 2021.

Certain of Arrival’s strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit Arrival from developing electric vehicles with other strategic partners.

Arrival has arrangements with strategic, development and deployment partners and collaborators. Some of these arrangements are evidenced by memorandums of understanding, non-binding letters of intent, early stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. In addition, Arrival does not currently have arrangements in place that will allow it to fully execute its business plan, including, without limitation, final supply and manufacturing agreements and fleet service and management agreements. Moreover, existing or future arrangements may contain limitations on Arrival’s ability to enter into strategic, development and deployment arrangements with other partners. For example, the Business Collaboration Agreement with HKMC, pursuant to which Arrival and Hyundai have agreed, among things to jointly develop vehicles using Arrival’s technologies, prevents Arrival from developing electric vehicles with other traditional original equipment manufacturers (“OEMs”) until November 3, 2022. If Arrival is unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from or limitations on developing electric vehicles with other strategic partners, its business, prospects, financial condition and operating results may be materially and adversely affected.

Arrival’s ability to execute its microfactory production model on a large scale is unproven and still evolving and such production model may lead to increased costs, delayed and/or reduced production of its vehicles and adversely affect Arrival’s ability to operate its business.

Arrival’s business model depends in large part on its ability to execute its plans to manufacture, market, deploy and service its electric vehicles at microfactories. Arrival’s reliance on this production model will be subject to risks, including that Arrival:

•	may require a larger than anticipated factory footprint, which would increase Arrival’s costs of setting up the microfactories and would significantly delay production of its vehicles;

•	may not be able to reach its rate of production targets within its microfactories for its primary products, which would reduce its ability to be profitable;

•

may not be able to locate existing buildings meeting the requirements for its microfactories with respect to size, shape, power supply, and strength of construction, which would increase its costs of setting up the microfactories and would significantly delay production of its vehicles;

•	may not be able to build the expected number of microfactories, which would reduce its production targets and have a material adverse impact on its results of operations and financial condition; and

•	may experience higher local wages and supplier costs than expected in local regions, resulting in higher operating costs and reducing its ability to be profitable.

Arrival currently has three microfactories in active development, one in Rock Hill, South Carolina, USA, one in Meadow Oak, North Carolina, USA and one in Bicester, UK. These microfactories are expected to start production in the fourth quarter of 2021 and the third quarter of 2022, respectively. Arrival plans to have four microfactories in operation by the end of 2022, 11 by the end of 2023 and 31 by the end of 2024. Due to the relatively short commissioning times of the Arrival microfactory, the exact locations of the microfactories that will follow Rock Hill, South Carolina, USA and Bicester, UK are yet to be determined.

In addition, Arrival intends to establish a “back office” in each microfactory to handle customary administrative and support services such as local payroll processes and tax and company registrations. Any inability to do so, or delays in doing so, could adversely affect Arrival’s ability to operate its business and delay productions of its vehicles.

If any of the foregoing issues occur, and Arrival is unable to execute on its microfactory production business model, Arrival’s business, prospects, financial condition and operating results may be materially and adversely affected.

Arrival may encounter obstacles outside of its control that slow market adoption of electric vehicles, such as regulatory requirements or infrastructure limitations.

Arrival’s growth is highly dependent upon the adoption of electric vehicles by the commercial and municipal fleet industry. The target demographics for Arrival’s electric vehicles are highly competitive. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that Arrival expects, or if critical assumptions Arrival has made regarding the efficiency of its electric vehicles are incorrect or incomplete, Arrival’s business, prospects, financial condition and operating results will be harmed. The fleet market for electric vehicles is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, including OEMs, evolving government regulation and industry standards and uncertain customer demands and behaviors.

Arrival’s growth depends upon Arrival’s ability to maintain relationships with Arrival’s existing suppliers, source suppliers for Arrival’s critical components, and complete building out Arrival’s supply chain, while effectively managing the risks due to such relationships.

Arrival’s growth will be dependent upon Arrival’s ability to enter into supplier agreements and maintain its relationships with suppliers who are critical and necessary to the output and production of Arrival’s vehicles. Arrival also relies on a small group of suppliers to provide Arrival with the components for Arrival’s vehicles. The supply agreements Arrival has or may enter into with key suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers become unable to provide or experience delays in providing components or the supply agreements Arrival has in place are terminated, it may be difficult to find replacement components. Changes in business conditions, pandemics, governmental changes, and other factors beyond Arrival’s control or that Arrival does not presently anticipate could affect Arrival’s ability to receive components from Arrival’s suppliers.

However, Arrival has not secured supply agreements for all of its components. Arrival may be at a disadvantage in negotiating supply agreements for the production of its vehicles due to its limited operating history. In addition, there is the possibility that finalizing the supply agreements for the parts and components of Arrival’s vehicles will cause significant disruption to Arrival’s operations, or such supply agreements could be at costs that make it difficult for Arrival to operate profitably.

If Arrival does not enter into long-term supply agreements with guaranteed pricing for critical parts or components, Arrival may be exposed to fluctuations in components, materials and equipment prices. Substantial increases in the prices for such components, materials and equipment would increase Arrival’s operating costs and could reduce Arrival’s margins if Arrival cannot recoup the increased costs. Any attempts to increase the announced or expected prices of Arrival’s vehicles in response to increased costs could be viewed negatively by Arrival’s potential customers and could adversely affect Arrival’s business, prospects, financial condition or operating results.

Arrival currently targets many customers, suppliers and partners that are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions. If Arrival is unable to sell its products to these customers or is unable to enter into agreements with suppliers and partners on satisfactory terms, its prospects and results of operations will be adversely affected.

Many of Arrival’s current and potential customers, suppliers and partners are large, multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that are competitive to Arrival’s products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of Arrival’s time and resources. Arrival cannot assure you that its products will secure design wins from these or other companies or that it will generate meaningful revenue from the sales of its products to these key potential customers. If Arrival’s products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on Arrival’s business.

If Arrival is unable to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity, then its financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase Arrival’s commercial electric vehicles if they are not convinced that Arrival’s business will succeed or that its service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Arrival if they are not convinced that its business will succeed. Accordingly, in order to build and maintain its business, Arrival must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in its electric vehicles, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of Arrival’s control, such as its limited operating history, customer unfamiliarity with its electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric vehicles, including Arrival’s electric vehicles and Arrival’s production and sales performance compared with market expectations.

As Arrival expands into new territories, many of which will be international territories, it may encounter stronger market resistance than it currently expects, including from incumbent competitors in those territories.

Arrival will face risks associated with any potential international expansion of its operations into new territories, including possible unfavorable regulatory, political, tax and labor conditions, which could harm its business. In addition, in certain of these markets, Arrival may encounter incumbent competitors with established technologies and customer bases, lower prices or costs, and greater brand recognition. Arrival anticipates having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. However, Arrival has no experience to date selling or leasing and servicing its vehicles internationally, and such expansion would require Arrival to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. Arrival will be subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its electric vehicles and require significant management attention. These risks include:

•	conforming Arrival’s electric vehicles to various international regulatory requirements where its electric vehicles are sold which requirements may change over time;

•

difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its electric vehicles in any of these jurisdictions;

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting customers in new jurisdictions;

•	foreign government taxes, regulations and permit requirements, including foreign taxes that Arrival may not be able to offset against taxes imposed upon Arrival in the U.S.;

•	a heightened risk of failure to comply with corporation and employment tax laws;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities Arrival undertakes;

•	U.S. and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, global health concerns, including health pandemics such as the COVID-19 pandemic, war or events of terrorism; and

•	the strength of international economies.

If Arrival fails to successfully address these risks, Arrival’s business, prospects, financial condition and operating results could be materially harmed.

Factors that may influence the fleet market adoption of electric vehicles include:

•

perceptions about electric vehicle quality, safety, design, performance, reliability and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, batteries and regenerative braking systems;

•	the decline of vehicle efficiency and/or range resulting from deterioration over time in the ability of the battery to hold a charge;

•	changes or improvements in the fuel economy of internal combustion engines, the vehicle and the vehicle controls or competitors’ electrified systems;

•	the availability of service, charging and fueling and other associated costs for electric vehicles;

•	access to sufficient charging infrastructure;

•	the risk that government support for electric vehicles and infrastructure may not continue;

•	volatility in the cost of energy, electricity, oil and gasoline could affect buying decisions;

•

government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, including new regulations mandating zero tailpipe emissions compared to overall carbon reduction;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	macroeconomic factors.

As an example, the market price of oil has dropped since January 2020, and it is unknown to what extent any corresponding decreases in the cost of fuel may impact the market for electric vehicles. Moreover, travel restrictions and social distancing efforts in response to the COVID-19 pandemic may negatively impact the commercial bus and van fleet industry, for an unknown, but potentially lengthy, period of time. Additionally, Arrival may become subject to regulations that may require it to alter the design of its electric vehicles, which could negatively impact customer interest in Arrival’s products.

Arrival has grown its business rapidly, and expects to continue to expand its operations significantly. Any failure to manage its growth effectively could adversely affect its business, prospects, operating results and financial condition.

Any failure to manage Arrival’s growth effectively could materially and adversely affect Arrival’s business, prospects, operating results and financial condition. Arrival intends to expand its operations significantly. Arrival expects its future expansion to include:

•	expanding the management team;

•	hiring and training new personnel;

•	leveraging consultants to assist with company growth and development;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, production, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	expanding into international markets.

Arrival intends to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for its electric vehicles. Because Arrival’s electric vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in electric vehicles may not be available to hire, and as a result, Arrival will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing electric vehicles and their software is intense, and Arrival may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm Arrival’s business, prospects, financial condition and operating results.

Arrival’s business may be adversely affected by labor and union activities.

Although none of Arrival’s employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Arrival may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on Arrival’s business, financial condition or operating results.

Arrival’s limited operating history makes it difficult for Arrival to evaluate its future business prospects.

Arrival is a company with an extremely limited operating history, and has generated no revenue to date. As Arrival attempts to transition from research and development activities to commercial production and sales, it is difficult, if not impossible, to forecast Arrival’s future results, and Arrival has limited insight into trends that may emerge and affect Arrival’s business. The estimated costs and timelines that Arrival has developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that Arrival’s estimates related to the costs and timing necessary to complete design and engineering of its electric vehicles and to tool its microfactories will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. For example, the tooling required within Arrival’s microfactories may be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, particularly relating to composite panel tooling, which could have a material adverse impact on our results of operations and financial condition. Similarly, Arrival may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

In addition, Arrival has engaged in limited marketing activities to date, so even if Arrival is able to bring its electric vehicles to market on time and on budget, there can be no assurance that fleet customers will embrace Arrival’s products in significant numbers. Market conditions, many of which are outside of Arrival’s control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for Arrival’s electric vehicles, and ultimately Arrival’s success.

Arrival is dependent on its suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver the raw materials and components of Arrival’s vehicles in a timely manner and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

While Arrival plans to obtain raw materials and components from multiple sources whenever possible, some of the raw materials and components used in its vehicles will be purchased by Arrival from a single or limited source, such as LG Energy Solution, Ltd. (as assignee of LG Chem Ltd., “LG Chem”) who has agreed to manufacture and supply lithium ion battery cells for Arrival’s vehicles. While Arrival believes that it may be able to establish alternate supply relationships and can obtain or engineer replacement raw materials and components for its single or limited source raw materials and components, Arrival may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to it, leaving Arrival susceptible to supply shortages, long lead times for components and cancellations and supply changes. In addition, Arrival could experience delays if its suppliers do not meet agreed upon timelines or experience capacity constraints.

Any disruption in the supply of raw materials or components, whether or not from a single or limited source supplier, could temporarily disrupt production of Arrival’s vehicles until an alternative supplier is able to supply the required raw materials or components. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond Arrival’s control or which it does not presently anticipate, could also affect its suppliers’ ability to deliver raw materials or components to Arrival on a timely basis. Any of the foregoing could materially and adversely affect Arrival’s results of operations, financial condition and prospects.

As Arrival grows rapidly and expands into multiple global markets, there is a risk that Arrival will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. Arrival may identify material weaknesses in its internal controls over financing reporting which it may not be able to remedy in a timely manner.

As a public company, Arrival will operate in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Arrival to produce reliable financial reports and are important to help prevent financial fraud. Commencing with its fiscal year ending December 31, 2021, Arrival must perform system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to its fiscal year ending December 31, 2021, Arrival has never been required to test its internal controls within a specified period and, as a result, it may experience difficulty in meeting these reporting requirements in a timely manner.

Arrival anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Arrival expects that it will need to implement a new internal system to combine and streamline the management of its financial, accounting, human resources and other functions. However, such a system would likely require Arrival to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect Arrival’s controls and harm its business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Arrival’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If Arrival is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if it is unable to maintain proper and effective internal controls, Arrival may not be able to produce timely and accurate financial statements. If Arrival cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in its reported financial information and Arrival could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Arrival has identified material weaknesses in its internal control over financial reporting. This could result in material misstatements in Arrival’s historical financial reports and, if Arrival or the Company is unable to successfully remediate the material weaknesses, the accuracy and timing of the Company’s financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, and the market price of Ordinary Shares may be materially and adversely affected.

Although Arrival is not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of Arrival’s consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, in preparation for this annual report, Arrival’s management and its independent registered public accounting firm identified deficiencies that Arrival concluded represented material weaknesses in its internal control over financial reporting primarily attributable to its lack of an effective control structure and sufficient financial reporting and accounting personnel. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Arrival is in the process of designing and implementing measures to improve its internal control over financial reporting to remediate the material weaknesses related to its financial reporting as of the years ended December 31, 2020, 2019 and 2018 primarily by implementing additional review procedures within its accounting and finance department, hiring additional accounting and compliance staff and designing and implementing information technology and application controls in its financially significant systems, engaging consultants to assist it in documenting and improving its system of internal controls, as well as by implementing appropriate accounting infrastructure. At the time of this annual report, these material weaknesses have not been remediated.

While Arrival is designing and implementing measures to remediate the material weaknesses, it cannot predict the success of such measures or the outcome of its assessment of these measures at this time. Arrival can give no assurance that these measures will remediate either of the deficiencies in internal control or that additional material weaknesses in its internal control over financial reporting will not be identified in the future. The Company’s failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause it to fail to meet its reporting obligations. If a material weakness was identified and the Company is unable to assert that its internal control over financial reporting is effective, or when required in the future, if the Company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the market price of Ordinary Shares could be adversely affected and the Company could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There are complex software and technology systems that need to be developed in coordination with vendors and suppliers in order to reach production for Arrival’s electric vehicles, and there can be no assurance such systems will be successfully developed.

Arrival vehicles will use a substantial amount of third-party and in-house software codes and complex hardware to operate. The development of such advanced technologies is inherently complex, and Arrival will need to coordinate with its vendors and suppliers in order to reach production for its electric vehicles. Defects and errors may be revealed over time and Arrival’s control over the performance of third-party services and systems may be limited. Thus, Arrival’s potential inability to develop the necessary software and technology systems may harm its competitive position.

Arrival is relying on third-party suppliers to develop a number of emerging technologies for use in its products, including lithium ion battery technology. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Arrival’s suppliers will be able to meet the technological requirements, production timing, and volume requirements to support its business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics Arrival anticipates in its business plan. As a result, Arrival’s business plan could be significantly impacted, and Arrival may incur significant liabilities under warranty claims which could adversely affect its business, prospects, and results of operations.

The discovery of defects in Arrival vehicles may result in delays in new model launches, recall campaigns or increased warranty costs. Additionally, discovery of such defects may result in a decrease in the residual value of its vehicles, which may materially harm its business.

Arrival’s electric vehicles may contain defects in design and production that may cause them not to perform as expected or may require repair. Arrivals’ products (including vehicles and components) have not completed testing and Arrival currently has a limited frame of reference by which to evaluate the performance of its electric vehicles upon which its business prospects depend. There can be no assurance that Arrival will be able to detect and fix any defects in its electric vehicles. Arrival may experience recalls in the future, which could adversely affect Arrival’s brand and could adversely affect its business, prospects, financial condition and operating results. Arrival’s electric vehicles may not perform consistent with customers’ expectations or consistent with other vehicles which may become available. Any product defects or any other failure of Arrival’s electric vehicles and software to perform as expected could harm Arrival’s reputation and result in a significant cost due to warranty replacement and other expenses, a loss of customer goodwill due to failing to meet maintenance targets in Arrival’s total cost of ownership calculations, adverse publicity, lost revenue, delivery delays, product recalls and product liability claims and could have a material adverse impact on Arrival’s business, prospects, financial condition and operating results. Additionally, discovery of such defects may result in a decrease in the residual value of Arrival’s vehicles, which may materially harm its business. Moreover, problems and defects experienced by other electric vehicle companies could by association have a negative impact on perception and customer demand for Arrival’s electric vehicles.

Arrival may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve Arrival’s products, could harm Arrival’s business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and Arrival faces inherent risk of exposure to claims in the event Arrival’s electric vehicles do not perform or are claimed to not have performed as expected. As is true for other commercial vehicle suppliers, Arrival expects in the future that its electric vehicles may be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect Arrival’s competitors may cause indirect adverse publicity for Arrival and its products.

A successful product liability claim against Arrival could require Arrival to pay a substantial monetary award. Arrival’s risks in this area are particularly pronounced given the relatively limited number of electric vehicles delivered to date and limited field experience of Arrival’s products. Moreover, a product liability claim against Arrival or its competitors could generate substantial negative publicity about Arrival’s products and business and could have a material adverse effect on Arrival’s brand, business, prospects, financial condition and operating results. In most jurisdictions, Arrival generally self-insures against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

If Arrival is sued for infringing or misappropriating intellectual property rights of third parties, litigation could be costly and time consuming and could prevent Arrival from developing or commercializing its future products.

Companies, organizations, or individuals, including Arrival’s competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with Arrival’s ability to make, use, develop, sell or market its vehicles or components, which could make it more difficult for Arrival to operate its business. From time to time, Arrival may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge Arrival to take licenses. Arrival’s applications and uses of trademarks relating to its design, software or technologies could be found to infringe upon existing trademark ownership and rights. In addition, if Arrival is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all;

•	redesign its vehicles or other goods or services; or

•	establish and maintain alternative branding for its products and services.

In the event of a successful claim of infringement against Arrival and Arrival’s failure or inability to obtain a license to the infringed technology or other intellectual property right, Arrival’s business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Arrival may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation. Additionally, even if Arrival is able to take measures to protect its intellectual property, third-parties may independently develop technologies that are the same or similar to Arrival.

Arrival may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position. Arrival relies on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses, and other contractual rights to establish and protect its rights in its technology. Despite Arrival’s efforts to protect its proprietary rights, third parties may attempt to copy or otherwise obtain and use Arrival’s intellectual property or seek court declarations that they do not infringe upon its intellectual property rights. Monitoring unauthorized use of Arrival’s intellectual property is difficult and costly, and the steps Arrival has taken or will take may not prevent misappropriation. From time to time, Arrival may have to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of its resources.

Patent, trademark, and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

Therefore, Arrival’s intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect Arrival’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Arrival’s competitive advantage and a decrease in its revenue which, would adversely affect its business, prospects, financial condition and operating results.

Patent applications which have been submitted to the authorities may not result in granted patents or may require the applications to be modified in order for patent coverage to be obtained.

Arrival cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Arrival has, Arrival may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, Arrival cannot be certain that the patent applications that it files will issue, that the authorities will not require the applications to be modified in order for patent coverage to be obtained or that our issued patents will afford protection against competitors with similar technology. In addition, Arrival’s competitors may design around its issued patents, which may adversely affect its business, prospects, financial condition or operating results.

Arrival vehicles will make use of lithium-ion battery cells, which can be dangerous under certain circumstances (including the possibility that such cells catch fire or vent smoke and flame).

The battery packs within Arrival’s electric vehicles will make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of Arrival’s vehicles or other battery packs that it produces could occur, which could subject Arrival to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Arrival’s vehicles, could seriously harm its business and reputation.

In addition, Arrival intends to store its battery packs in its microfactories prior to installation in its electric vehicles. Any mishandling of battery cells may cause disruption to the operation of Arrival’s microfactories. While Arrival has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt its operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for Arrival and its products. Such adverse publicity could negatively affect Arrival’s brand and harm its business, prospects, financial condition and operating results.

Arrival will rely on complex robotic assembly and component manufacturing for its production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Arrival will rely on complex robotic assembly and component manufacturing for the production and assembly of its electric vehicles, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Arrival’s microfactories will contain large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. In addition, Arrival may encounter technical and/or validation difficulties with its components that it is unable to overcome and as a result Arrival may have to source more external components than planned and/or may not be able to achieve target prices in production components. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Arrival’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on Arrival’s business, prospects, financial condition or operating results.

Arrival may not succeed in establishing, maintaining and strengthening the Arrival brand, which would materially and adversely affect customer acceptance of its vehicles and components and its business, revenues and prospects.

Arrival’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Arrival brand. If Arrival is not able to establish, maintain and strengthen its brand, it may lose the opportunity to build a critical mass of customers. Arrival’s ability to develop, maintain and strengthen the Arrival brand will depend heavily on the success of its marketing efforts. The automobile industry is intensely competitive, and Arrival may not be successful in building, maintaining and strengthening its brand. Arrival’s current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than Arrival does. If Arrival does not develop and maintain a strong brand, its business, prospects, financial condition and operating results will be materially and adversely impacted.

The efficiency of a battery’s use over time when driving electric vehicles will decline over time, which may negatively influence potential customers’ decisions whether to purchase Arrival’s electric vehicles.

The cells used in the Arrival battery modules degrade over time, influenced primarily by the age of the cells and the total energy throughput over the life of the electric vehicle. This cell degradation results in a corresponding reduction in the vehicle’s range. During typical use, the degradation is 2-3% per year, which can result in the vehicle having only 70% of its original range after ten years. Although common to all electric vehicles, cell degradation, and the related decrease in range, may negatively influence potential customer’s electric vehicle purchase decisions.

Arrival is likely to face competition from a number of sources, which may impair its revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.

The vehicle electrification market has expanded significantly since Arrival was founded in 2015. The commercial vehicle electrification market in which Arrival operates features direct competition which includes traditional OEMs producing electric vehicles, including but not limited to Daimler AG, Volkswagen, Fiat, Ford and General Motors and electrification solution providers such as Rivian, Hyliion, Workhorse Group Inc., Nikola, Proterra and Evobus, OEMs that have traditionally focused on the consumer market may expand into the commercial markets. If these companies or other OEMs or providers of electrification solutions expand into the commercial markets, Arrival will face increased direct competition, which may impair Arrival’s revenues, increase its costs to acquire new customers, hinder its ability to acquire new customers, have a material adverse effect on Arrival’s product prices, market share, revenue and profitability.

Arrival may not be able to accurately estimate the supply and demand for its vehicles, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Arrival fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.

It is difficult to predict Arrival’s future revenues and appropriately budget for its expenses, and Arrival may have limited insight into trends that may emerge and affect its business. Arrival will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to its prospective customers. Currently, there is no historical basis for making judgments on the demand for Arrival’s vehicles or its ability to develop, manufacture, and deliver vehicles, or Arrival’s profitability in the future. If Arrival overestimates its requirements, its suppliers may have excess inventory, which indirectly would increase Arrival’s costs. If Arrival underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Arrival’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Arrival fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which would harm Arrival’s business, financial condition and operating results.

The markets in which Arrival operates are highly competitive, and it may not be successful in competing in these industries. Arrival currently faces competition from new and established domestic and international competitors and expects to face competition from others in the future, including competition from companies with new technologies.

Both the automobile industry generally, and the electric vehicle segment in particular, are highly competitive, and Arrival will be competing for sales with both internal combustion engine vehicles and other electric vehicles. Many of Arrival’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Arrival does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their electric vehicles. Arrival expects competition for electric vehicles to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Continued or increased price competition in the automotive industry generally, and in “green” vehicles in particular, may harm Arrival’s business. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect Arrival’s business, financial condition, operating results, and prospects.

The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies, including but not limited to hydrogen, may adversely affect the demand for Arrival’s electric vehicles.

Arrival may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Arrival’s business and prospects in ways Arrival does not currently anticipate. Any failure by Arrival to successfully react to changes in existing technologies could materially harm its competitive position and growth prospects.

Arrival’s electric vehicles will compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than Arrival’s vehicle technologies.

Arrival’s target market currently is serviced by manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, Arrival’s competitors are working on developing technologies that may be introduced in Arrival’s target market. Similarly, improvement in competitor performance or technology may result in the infrastructure required to operate Arrival vehicles, such as for charging, becoming comparatively expensive and reducing the economic attractiveness of our vehicles. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of Arrival’s vehicles or make Arrival’s vehicles uncompetitive or obsolete.

If any of Arrival’s suppliers become economically distressed or go bankrupt, Arrival may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions.

Arrival expects to purchase various types of equipment, raw materials and manufactured component parts from its suppliers. If these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, Arrival may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect Arrival’s ability to deliver vehicles and could increase Arrival’s costs and negatively affect its liquidity and financial performance.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, could harm Arrival’s business.

Arrival and its suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact Arrival’s business, prospects, financial condition and operating results. Arrival and its suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of electric vehicles by Arrival’s competitors, and could adversely affect Arrival’s business and operating results. For instance, Arrival is exposed to multiple risks relating to lithium-ion battery cells. These risks include:

•	an increase in the cost, or decrease in the available supply, of materials used in the cells;

•	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

•	fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the purchasing entity’s operating currency.

Arrival’s business is dependent on the continued supply of battery cells for the battery packs used in Arrival’s electric vehicles. While Arrival has entered into an agreement with LG Chem to provide it with lithium ion battery cells, Arrival may have limited flexibility in changing its supplier in the event of any disruption in the supply of battery cells which could disrupt production of Arrival’s electric vehicles. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause Arrival to experience significant increases in freight charges and material costs. Substantial increases in the prices for Arrival’s materials or prices charged to it, such as those charged by battery cell suppliers, would increase Arrival’s operating costs, and could reduce its margins if the increased costs cannot be recouped through increased commercial vehicle sales prices. Any attempts to increase product prices in response to increased material costs could result in cancellations of orders and therefore materially and adversely affect Arrival’s brand, image, business, prospects and operating results.

Arrival is subject to governmental export and import control laws and regulations. Arrival’s failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and operating results.

Arrival’s products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. In addition, complying with export control and sanctions regulations for a particular sale may be time-consuming and result in the delay or loss of sales opportunities.

Exports of Arrival’s products and technology must be made in compliance with these laws and regulations. For example, Arrival may require one or more licenses to import or export certain vehicles, components or technologies to its research and development teams in various countries and may experience delays in obtaining the requisite licenses to do so. Audits in connection with the application for licenses may increase areas of noncompliance that could result in delays or additional costs. If Arrival fails to comply with these laws and regulations, Arrival and certain of its employees could be subject to additional audits, substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on Arrival and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

As Arrival expands its microfactories globally, it may encounter unforeseen import/export charges, which could increase its costs and hamper its profitability. In addition, changes in Arrival’s products or solutions or changes in applicable export or import laws and regulations may create delays in the introduction and sale of Arrival’s products and solutions in international markets, increase costs due to changes in import and export duties and taxes, prevent Arrival’s customers from deploying Arrival’s products and solutions or, in some cases, prevent the export or import of Arrival’s products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of Arrival’s products and solutions or in Arrival’s decreased ability to export or sell its products and solutions to customers. Any decreased use of Arrival’s products and solutions or limitation on its ability to export or sell its products and solutions would likely adversely affect Arrival’s business, prospects, financial condition and operating results.

The United Kingdom’s withdrawal from the European Union, or Brexit, could result in increased regulatory, economic and political uncertainty, and impose additional challenges in securing regulatory approval of Arrival’s electric vehicles in the European Union and the rest of Europe.

On December 31, 2020 the transition period following the United Kingdom’s departure from the European Union (“Brexit”) ended. On December 24, 2020, the United Kingdom and the European Union agreed to a trade and cooperation agreement (the “Trade and Cooperation Agreement”), in relation to the United Kingdom’s withdrawal from the European Union which will enter into force on the first day of the month following that in which the United Kingdom and the European Union have notified each other that they have completed their respective internal requirements and procedures for establishing their consent to be bound. The Trade and Cooperation Agreement took full effect on February 28, 2021 and provided for, among other things, zero-rate tariffs and zero quotas on the movement of goods between the United Kingdom and the European Union.

Arrival has two microfactories in active development, one in Rock Hill, South Carolina, USA and one in Bicester, UK, and has employees in the US, UK and other European countries. Arrival cannot predict whether or not the United Kingdom will significantly alter its current laws and regulations in respect of the electric vehicle industry and, if so, what impact any such alteration would have on Arrival or its business. Moreover, Arrival cannot predict the impact that Brexit will have on (i) the marketing of its electric vehicles or (ii) the process to obtain regulatory approval in the United Kingdom for its electric vehicles. As a result of Brexit, Arrival may experience adverse impacts on customer demand and profitability in the UK and other markets. Changes may occur in regulations that Arrival is required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact its operations and require it to modify its financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on its electric vehicles may make its electric vehicles more expensive and less competitive from a pricing perspective. To avoid such impacts, Arrival may have to restructure or relocate some of its operations which would be costly and negatively impact its profitability and cash flow.

Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments. This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.

Furthermore, as a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others Arrival may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect Arrival, and the full extent to which its business could be adversely affected.

Arrival is subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect Arrival’s business and operating results.

Arrival faces various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world. In particular, the COVID-19 crisis may cause a decrease in demand for Arrival’s vehicles if fleet operators delay purchases of vehicles or if fuel prices for internal combustion engine vehicles remain low, an increase in costs resulting from Arrival’s efforts to mitigate the effects of COVID-19, delays in Arrival’s schedule to full commercial production of electric vehicles and disruptions to Arrival’s supply chain, among other negative effects.

The pandemic has resulted in government authorities implementing many measures to contain the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders, and business shutdowns. These measures may be in place for a significant period of time and may be reinstituted if conditions deteriorate, which could adversely affect Arrival’s start-up and manufacturing plans. Measures that have been relaxed may be reimplemented if COVID-19 continues to spread. If, as a result of these measures, Arrival has to limit the number of employees and contractors at any microfactory at a given time, it could cause a delay in tooling efforts or in the production schedule of its electric vehicles. Further, Arrival’s sales and marketing activities may be adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. If Arrival’s workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, Arrival’s operations will be adversely affected.

The extent to which the COVID-19 pandemic may continue to affect Arrival’s business will depend on continued developments, which are uncertain and cannot be predicted. Even after the COVID-19 pandemic has subsided, Arrival may continue to suffer an adverse effect to Arrival’s business due to its global economic effect, including any economic recession. If the immediate or prolonged effects of the COVID-19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to electric vehicle purchases and other governmental support programs.

Arrival is highly dependent on the services of its senior management team (including Denis Sverdlov, its Founder and Chief Executive Officer), and if Arrival is unable to retain some or all of this team, its ability to compete could be harmed.

Arrival’s success depends, in part, on its ability to retain its key personnel. Arrival is highly dependent on the services of its senior management team (including Denis Sverdlov, its Founder and Chief Executive Officer). If members of the senior management team were to discontinue their service to Arrival due to death, disability or any other reason, Arrival would be significantly disadvantaged in the event Arrival was unable to appoint suitable replacements in a timely manner. The unexpected loss of or failure to retain one or more of Arrival’s key employees could adversely affect Arrival’s business. Arrival will evaluate whether to obtain key man life insurance policies. Any failure by Arrival’s management team and Arrival’s employees to perform as expected may have a material adverse effect on Arrival’s business, prospects, financial condition and operating results.

Arrival’s success depends, in part, on its ability to attract and recruit key personnel. If Arrival is unable to attract key employees and hire qualified management, technical and vehicle engineering personnel, its ability to compete could be harmed.

Arrival’s success depends, in part, on its continuing ability to identify, hire, attract, train and develop other highly qualified personnel, Experienced and highly skilled employees are in high demand and competition for these employees can be intense. Arrival may not be able to attract, assimilate, develop or retain qualified personnel in the future, and its failure to do so could adversely affect Arrival’s business, including the execution of its global business strategy.

Arrival’s ability to successfully operate the business will be largely dependent upon the efforts of certain key personnel of Arrival.

Arrival’s ability to successfully operate the business is dependent upon the efforts of key personnel of Arrival. It is possible that Arrival will lose some key personnel, the loss of which could negatively impact the operations and profitability of Arrival. The loss of key personnel could negatively impact the operations and profitability of Arrival and its financial condition could suffer as a result.

Arrival may be subject to damages resulting from claims that it or its employees have wrongfully used or disclosed alleged trade secrets of its employees’ former employers.

Many of Arrival’s employees were previously employed by other automotive companies or by suppliers to automotive companies. Arrival may be subject to claims that it or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Arrival fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Arrival’s ability to commercialize its products, which could severely harm its business. Even if Arrival is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Arrival is subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Arrival’s actual or perceived failure to comply with such obligations could harm its business.

Arrival has legal and contractual obligations regarding the protection of confidentiality and appropriate use of personally identifiable information. Arrival is subject to a variety of federal, state, local and international laws, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personally identifiable information. The regulatory framework for privacy and security issues worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Arrival publicly posts documentation regarding its practices concerning the collection, processing, use and disclosure of data.

Although Arrival endeavors to comply with its published policies and documentation, it may at times fail to do so or be alleged to have failed to do so. The publication of its privacy policy and other documentation that provide promises and assurances about privacy and security can subject Arrival to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of its actual practices. Any failure by Arrival, its suppliers or other parties with whom it does business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against Arrival by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which Arrival must legally comply or that contractually apply to it. If Arrival fails to follow these security standards even if no customer information is compromised, it may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which Arrival operates or intends to operate has established its own data security and privacy legal framework with which it or its customers must comply, including, but not limited to, the European Union, or EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to its business. The EU has adopted the General Data Protection Regulation, or the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. While Arrival has taken steps to mitigate the impact on it with respect to transfers of data, the efficacy and longevity of these transfer mechanisms remains uncertain. Specifically, the EU-U.S. Privacy Shield, under which Arrival was transferring personal data from the EU to the U.S., was invalidated by the European Courts in July 2020. While other transfer mechanisms are still technically valid, the European Data Protection Board recently issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require Arrival to spend additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life (in contrast to the GDPR, which focuses on protection of personal data). The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact Arrival’s products and its relationships with its customers.

Complying with the GDPR and the new ePrivacy Regulation, when it becomes effective, may cause Arrival to incur substantial operational costs or require it to change its business practices. Despite its efforts to bring practices into compliance before the effective date of ePrivacy Regulation, Arrival may not be successful in its efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against it by governmental entities, customers, data subjects or others. Arrival may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure and uncertainty for these entities, and it may experience significantly increased liability with respect to these customers pursuant to the terms set forth in its engagements with them.

U.S. laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose sensitive personally identifiable information has been disclosed as a result of a data breach (e.g., information which, if exposed, could give rise to a risk of identity theft or fraud). The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also amending existing laws, requiring attention to frequently changing regulatory requirements, including requirements concerning documentation of information security policies, procedures and practices.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with Arrival’s existing data management practices or the features of its products and product capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to its reputation, Arrival could be required to fundamentally change its business activities and practices or modify its products and product capabilities, any of which could have an adverse effect on its business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to it, damage its reputation, inhibit sales and adversely affect its business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, its products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of its products, particularly in certain industries and foreign countries. If Arrival is not able to adjust to changing laws, regulations and standards related to the internet, its business may be harmed.

Arrival, its partners and its suppliers are or may be subject to substantial regulation and unfavorable changes to, or failure by Arrival, its partners or its suppliers to comply with, these regulations could substantially harm Arrival’s business and operating results.

Arrival’s electric vehicles, and the sale of motor vehicles in general, its partners and its suppliers are or may be subject to substantial regulation under international, federal, state and local laws. Specifically, Arrival has been subject to investigation and remediation obligations under New Jersey’s Industrial Site Recovery Act (“ISRA”), and ISRA obligations may or may not remain outstanding. Arrival continues to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its electric vehicles in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. Arrival may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell, transport or service their electric vehicles in any of these jurisdictions. If Arrival, its partners or its suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out its operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, Arrival’s business, prospects, financial condition and operating results could be materially adversely affected. Arrival expects to incur significant costs in complying with these regulations. For example, if the battery packs installed in Arrival’s electric vehicles are deemed to be transported, they will need to comply with the mandatory regulations governing the transport of “dangerous goods,” and any deficiency in compliance may result in Arrival being prohibited from selling its electric vehicles until compliant batteries are installed. Any such required changes to Arrival’s battery packs will require additional expenditures and may delay the shipment of vehicles.

In addition, regulations related to the electric and alternative energy vehicle industry are evolving and Arrival faces risks associated with changes to these regulations, including but not limited to:

•	increased subsidies for corn and ethanol production, which could reduce the operating cost of vehicles that use ethanol or a combination of ethanol and gasoline;

•	increased support for other alternative fuel systems, which could have an impact on the acceptance of Arrival’s electric powertrain system; and

•

increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, Arrival’s electric vehicles and its suppliers’ products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on Arrival’s business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, Arrival’s business, prospects, financial condition and operating results would be adversely affected.

Increased safety, emissions, fuel economy, or other regulations may result in higher costs, cash expenditures, and/or sales restrictions.

The motorized vehicle industry is governed by a substantial amount of government regulation, which often differs by state and region. Government regulation has arisen, and proposals for additional regulation are advanced, primarily out of concern for the environment, vehicle safety, and energy independence. In addition, many governments regulate local product content and/or impose import requirements as a means of creating jobs, protecting domestic producers, and influencing the balance of payments. The cost to comply with existing government regulations is substantial, and future, additional regulations could have a substantial adverse impact on Arrival’s financial condition. For example, Arrival is, and will be, subject to extensive vehicle safety and testing and environmental regulations in the European Union, the United Kingdom, the United States and other jurisdictions in which it manufactures or sells its vehicles.

Arrival is subject to cybersecurity risks to its various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent Arrival from effectively operating its business.

Arrival is at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by Arrival or its third-party vendors or suppliers; (b) facility security systems, owned by Arrival or its third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by Arrival or its third-party vendors or suppliers; (d) the integrated software in Arrival’s electric vehicles; or (e) customer or driver data that Arrival processes or its third-party vendors or suppliers process on its behalf. Such cyber incidents could: materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of Arrival’s microfactories; or affect the performance of transmission control modules or other in-product technology and the integrated software in Arrival’s electric vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although Arrival maintains information technology measures designed to protect itself against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and Arrival cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Arrival’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Arrival’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its electric powertrain solutions, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Arrival cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If Arrival does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may impact Arrival’s ability to certify its financial results. Moreover, Arrival’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as Arrival expects them to, Arrival may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm Arrival’s reputation, cause Arrival to breach its contracts with other parties or subject Arrival to regulatory actions or litigation, any of which could materially affect Arrival’s business, prospects, financial condition and operating results. In addition, Arrival’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.

Arrival also collects, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Arrival also works with partners and third-party service providers or vendors that collect, store and process such data on its behalf and in connection with its products and services. There can be no assurance that any security measures that Arrival or its third-party service providers or vendors have implemented will be effective against current or future security threats. While Arrival has developed systems and processes designed to protect the availability, integrity, confidentiality and security of its and its customers’, drivers’, employees’ and others’ data, Arrival’s security measures or those of its third-party service providers or vendors could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Arrival may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states require Arrival to provide notice to customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Such an event could harm Arrival’s reputation and result in litigation against Arrival. Any of these results could materially adversely affect Arrival’s business, prospects, financial condition and operating results.

Any unauthorized control or manipulation of the information technology systems in Arrival’s electric vehicles could result in loss of confidence in Arrival and its electric vehicles and harm Arrival’s business.

Arrival’s electric vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Arrival has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks, its electric vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, trucks and systems to gain control of or to change Arrival’s electric vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Arrival’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of Arrival’s electric vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to Arrival’s electric vehicles or data, as well as other factors that may result in the perception that Arrival’s electric vehicles or data are capable of being “hacked,” could negatively affect Arrival’s brand and harm its business, prospects, financial condition and operating results.

Changes in tax laws may materially adversely affect Arrival’s business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Arrival’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Arrival. For example, U.S. federal tax legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), enacted many significant changes to the U.S. tax laws. Future guidance from the IRS with respect to the Tax Act may affect Arrival, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), has already modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation.

Arrival will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Arrival will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Arrival is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Arrival is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Arrival’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Arrival expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs will increase Arrival’s net loss. For example, Arrival expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Arrival cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Arrival to attract and retain qualified persons to serve on its Board of Directors, its board advisors or as executive officers.

Arrival’s management has limited experience in operating a public company.

Arrival’s executive officers have limited experience in the management of a publicly traded company. Arrival’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of Arrival. Arrival may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for Arrival to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that Arrival will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

Arrival is controlled by Kinetik S.à r.l., whose interests may conflict with the Company’s interests and the interests of other shareholders.

Kinetik S.à r.l., which was founded by Denis Sverdlov, who is the Chief Executive Officer of Arrival, owns 76.43% of the outstanding Ordinary Shares. In addition, pursuant to the Registration Rights and Lock-Up Agreement, until at least December 31, 2022, Kinetik S.à.r.l., must maintain beneficial ownership of at least 50% of the outstanding voting securities of Arrival. As long as Kinetik S.à r.l. owns at least 50% of the outstanding Ordinary Shares, Kinetik S.à r.l. will have the ability to determine all corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Board of Directors, any amendments to Arrival’s articles of association, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of Arrival’s assets. In addition, as long as Kinetik S.à r.l. or its affiliates beneficially own at least 30% in the aggregate of the outstanding shares of Arrival, pursuant to the Nomination Agreement, Kinetik S.à r.l. has the right to propose for appointment a majority of the board of directors, at least one-half of whom must be independent under Nasdaq rules, and the right to appoint a director to each of the audit, compensation and nominating committees of the Board of Directors. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Arrival, which could cause the market price of Ordinary Shares to decline or prevent shareholders from realizing a premium over the market price for Ordinary Shares. Kinetik S.à r.l.’s interests may conflict with Arrival’s interests as a company or the interests of Arrival’s other shareholders.

A market for the Arrival’s securities may not continue, which would adversely affect the liquidity and price of its securities.

The price of Arrival’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Arrival’s securities may never develop or, if developed, it may not be sustained. In addition, the price of the Arrival’s securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if its securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about Arrival, its business, or its market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline.

The trading market for Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about Arrival, its business, its market, or its competitors. If any of the analysts who may cover Arrival change their recommendation regarding Ordinary Shares adversely, cease to provide coverage or provide more favorable relative recommendations about Arrival’s competitors, the price of Ordinary Shares would likely decline. If any analyst who may cover CIIG were to cease coverage of Arrival or fail to regularly publish reports on it, Arrival could lose visibility in the financial markets, which could cause Ordinary Share price or trading volume to decline.

The JOBS Act permits “emerging growth companies” like Arrival to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Arrival currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, Arrival takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Arrival’s shareholders may not have access to certain information they deem important. Arrival expects to remain an emerging growth company until December 31, 2021.

Arrival cannot predict if investors will find Ordinary Shares less attractive because it relies on these exemptions. If some investors find Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Ordinary Shares may be more volatile. Arrival does not expect to qualify as an emerging growth company as of December 31, 2021 and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

Risks Related to Investment in a Luxembourg Company and Arrival’s Status as a Foreign Private Issuer

As a foreign private issuer, Arrival will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Ordinary Shares.

Arrival qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Arrival is not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Arrival is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Arrival’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Arrival’s securities. For example, some of Arrival’s key executives may sell a significant amount of Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Ordinary Shares may decline significantly. Moreover, Arrival will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Arrival will also not be subject to Regulation FD under the Exchange Act, which would prohibit Arrival from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Arrival than there is for U.S. public companies.

As a foreign private issuer, Arrival will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Arrival publicly announces these events. However, because of the above exemptions for foreign private issuers, which Arrival intends to rely on, Arrival’s shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Arrival may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Arrival to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Arrival is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Arrival on June 30, 2021.

In the future, Arrival could lose its foreign private issuer status if a majority of its Ordinary Shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Arrival intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Arrival’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Arrival under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Arrival is not a foreign private issuer, Arrival will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Arrival would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Arrival also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Arrival may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Arrival would be permitted to follow home country practice in lieu of the above requirements. Arrival intends to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under Arrival’s articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under Arrival’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. As long as Arrival relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on the Board of Directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors, it will not be required to have a nominating and corporate governance committee and it is not required to obtain shareholder approval of the EIP. Also, Arrival would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Arrival loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Arrival may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Arrival no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Kinetik S.à r.l. owns 76.43% of the outstanding Ordinary Shares. As a result, Arrival will be a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that compensation of its executive officers be determined by a majority of the independent directors of the Board of Directors or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

the requirement that director nominees be selected, or recommended for the Board of Directors’ selection, either by a majority of the independent directors of the Board of Directors or a nominating committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If Arrival elects to take advantage of these exemptions, shareholders would not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards.

Arrival is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Arrival or the members of the Board of Directors in the United States.

Arrival is organized under the laws of Luxembourg. In addition, a substantial amount of its assets are located outside the United States. Furthermore, some of the members of the Board of Directors and officers reside outside the United States and a substantial portion of Arrival’s assets are located outside the United States. Investors may not be able to effect service of process within the United States upon Arrival or these persons or enforce judgments obtained against Arrival or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Arrival or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•

the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•

the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and

•	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against Arrival, the members of the Board of Directors, its officers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Arrival, the members of the Board of Directors, its officers, or the experts named herein. In addition, even if a judgment against Arrival, the non-U.S. members of the Board of Directors, its officers, or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

The directors and officers of Arrival have entered into, or will enter into, indemnification agreements with Arrival. Under such agreements, the directors and officers will be entitled to indemnification from Arrival to the fullest extent permitted by Luxemburg law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. Luxembourg law permits Arrival to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards Arrival or a third party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by Arrival, except in connection with criminal offenses, gross negligence or fraud. The rights to and obligations of indemnification among or between Arrival and any of its current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against Arrival’s assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer Arrival’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, Arrival is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to Arrival in accordance with and subject to such European Union (“EU”) regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against Arrival. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer Arrival’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of Arrival’s shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and its ability to conduct equity financings.

Arrival’s corporate affairs are governed by Arrival’s articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée). The rights of Arrival’s shareholders and the responsibilities of its directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of the Board of Directors, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about Arrival than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, Arrival’s shareholders may have more difficulty in protecting their interests in connection with actions taken by Arrival’s directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, Arrival’s shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

U.S. Tax Risk Factors

Arrival might not be able to utilize a significant portion of its U.S. NOL carryforwards.

As of December 31, 2020, Arrival had U.S. federal and state net operating loss (“NOL”) carryforwards. There can be no assurance that Arrival will generate revenue from sales of products in the foreseeable future, if ever, and Arrival may never achieve profitability. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, unused federal NOLs generated in taxable years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the CARES Act a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017, and before January 1, 2021, is permitted. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal NOLs is limited to 80% of its taxable income in any future taxable year. In addition, under Section 382 of the Code, the amount of benefits from its NOL carryforwards may be impaired or limited if Arrival incurs a cumulative ownership change of more than 50% over a three-year period. Arrival may have experienced ownership changes in the past and may experience ownership changes in the future as a result of the Business Combination and subsequent shifts in its stock ownership, some of which are outside its control. Arrival has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to significant complexity with such a study. As a result, its use of U.S. federal NOL carryforwards could be limited. State NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than Arrival would incur in the absence of such a limitation and any increased liabilities could adversely affect its business, results of operations, financial position and cash flows.

If Arrival is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Ordinary Shares could be subject to adverse United States federal income tax consequences.

If Arrival is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations – U.S. Holders”) holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of Arrival’s income and assets, including goodwill, and the fact that Arrival is not yet producing revenue from its active operations, Arrival may be classified as a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. There can be no assurance that Arrival will not be treated as a PFIC for any taxable year.

If Arrival were treated as a PFIC, a U.S. holder of Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the Warrants.

If a United States person is treated as owning at least 10% of Arrival’s shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Arrival’s shares, such person may be treated as a “United States shareholder” with respect to each of Arrival and its direct and indirect subsidiaries (“Company Group”) that is a “controlled foreign corporation.” If the Company Group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of Arrival’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Arrival is treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules). The Company Group includes a U.S. subsidiary.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Arrival cannot provide any assurances that it will assist holders in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Item 4: Information on the Company

All references in this Item 4 to “Arrival” refer to Arrival Luxembourg SARL prior to the Closing and to the Company following the Closing.

A. History and Development of the Company

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on October 27, 2020 as a joint stock company (société anonyme) solely for the purpose of effectuating the Business Combination, which was consummated on March 24, 2021. The Company owned no material assets other than its interests in Arrival acquired in the Business Combination and did not operate any business. Arrival is a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg. See Item 5 for a discussion of Arrival’s principal capital expenditures and divestitures for the years ended December 31, 2020 and 2019. There are no other material capital expenditures or divestitures currently in progress as of the date of this annual report.

The mailing address of the Company’s principal executive office is 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg and its telephone number is +352 621 266 815. The Company’s principal website address is www.arrival.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this annual report, and you should not consider it a part of this annual report.

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

The website address of the Company is http://www.arrival.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, the Company became the direct parent of, and conducts its business through, Arrival.

Arrival was founded with a mission to transform the design, assembly and distribution of commercial electric vehicles (“EVs”) and accelerate the mass adoption of EVs globally. The initial focus for Arrival is the production of commercial electric vehicle vans and buses. Arrival believes this segment of the automotive market is currently underserved by other electric vehicle manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to electric vehicles, and that this migration will be supported worldwide by local, state, and national government policies that either encourage electric vehicle usage via subsidies or enact usage taxes on fleet operators who continue to operate fossil fuel vehicles. Arrival also believes that commercial fleet operators will be attracted to EV’s in general, and Arrival’s vehicles in particular, because of their lower total cost of ownership (“TCO”). Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where the vehicles can be charged overnight. For all these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

Arrival has focused its workforce of over 1,800 employees on the research and development of an owned and controlled ecosystem, with each functional area integrated and working together to best position Arrival to deliver lower cost electric vehicles with unique user benefits. To date, Arrival has developed an extensive portfolio of intellectual property that currently comprises 205 innovations that span across electric vehicle designs, battery-related innovations, composite material configurations, microfactory production procedures, modular hardware and software applications, and robotic assembly protocols.

Arrival finalized a €100 million investment and signed a collaboration agreement with HKMC, one of the largest global OEMs, in the fourth quarter of 2019. In 2020, Arrival finalized an investment and signed a purchase agreement with UPS, which included an initial order of 10,000 electric vans with an option to purchase an additional 10,000 electric vans. Arrival has a longstanding relationship with UPS and has been working with them since 2016. In October 2020, Arrival secured €150.5 million in additional funding from private investors led by funds and accounts managed by BlackRock.

Arrival is a development stage company and is currently testing its vans and buses as well as its internal production processes for its microfactories. Arrival is developing four vehicle platforms for deployment through 2023 with an estimated start of production of the Arrival Bus in Q4 2021, the Arrival small and large van in Q3 2022 and the small vehicle platform in Q4 2023.

Arrival’s Competitive Positioning

To enable a new method of how electric vehicles are designed and produced, Arrival has developed core technologies that enable the production of vehicles through its game changing proprietary microfactories. Arrival believes these technologies will enable it to produce best-in-class electric vehicles at lower costs than its competitors. Arrival believes this not only leads to a lower TCO, but also enables Arrival to price its vehicles competitively with fossil fuel equivalents.

The foundational principle behind microfactories is the use of technology cells. These technology cells have allowed Arrival to rethink the traditional OEM production line and use a much more flexible assembly method where each technology cell is optimized to perform specific production processes. Key contributors to Arrival’s microfactory design and assembly process include the utilization of its in-house plug-and-play modular components, its proprietary modular skateboard and its proprietary composite material technology. Each one of these key contributors has been integrated into Arrival’s proprietary in-house software architecture that ultimately drives the production process within the microfactories. Arrival’s proprietary in-house software spans from the initial design stages through the production and operation of the electric vehicles. Arrival believes its new method of design and assembly is unparalleled not only in the electric vehicle industry, but also throughout the traditional OEM industry.

Lower capital investment and greater profitability

Numerous factors contribute to Arrival’s expectation that it will achieve lower capital investment requirements across its owned and controlled ecosystem while also positioning Arrival to achieve greater profitability relative to other OEMs. At comparable annual production volumes, the capital investment for Arrival’s microfactories is estimated to be 50% less than a traditional OEM production facility. A primary driver of these cost savings is the use of Arrival’s proprietary composite materials that do not require capital intensive metal stamping plants, welding facilities or paint shops. Arrival’s expectation is to achieve market-leading profitability within the electric vehicle industry due to the lower operating expenditures associated with its microfactories, lower procurement costs associated with its in-house plug-and-play modular components and proprietary composite materials as well as the utilization of its proprietary in-house software architecture that reduces its manual labor expenses within the microfactories. Arrival estimates that its operational expense saving associated with its microfactories to be approximately 50% when compared to a traditional OEM facility with a similar production capacity. These savings, when combined with other operational and procurement savings, position Arrival to achieve double-digit margins on a per vehicle basis. Arrival believes this level of profitability to be industry leading.

Scale

A key attribute to the implementation of microfactories is Arrival’s ability to scale globally. Arrival estimates its microfactories can be fully operational within six months of leasing an appropriate warehouse. Arrival believes there is an abundance of warehouses globally that are suitable to be microfactories. The low expected level of capital investment per microfactory also allows Arrival to deploy microfactories in numerous metropolitan communities with less capital than required for a traditional OEM facility. Arrival believes the deployment of its microfactories into local communities will be well-accepted by governments and municipalities based on its ability to offer local jobs and to pay local taxes. Arrival believes that every city with over one million inhabitants has sufficient vehicle demand to support at least one microfactory. Globally, Arrival estimates there are more than 500 cities with a population of more than one million. Arrival currently has two microfactories in active development, one in Rock Hill, South Carolina, USA and one in Bicester, UK, for start of production in the fourth quarter of 2021 and the third quarter of 2022, respectively.

Superior Total Cost of Ownership

The TCO includes both the initial acquisition cost of a vehicle and the ongoing operating costs for the vehicle. Arrival believes it has an industry leading TCO advantage compared to its peers that is favorable for both the acquisition cost and the operating costs of its vehicles. These benefits apply to both the Arrival vans and buses.

Arrival’s costs for both the van and bus are lower than its EV peers as a result of the significant benefits it can achieve from its design and vertical integration using its microfactories, in-house plug-and-play components, proprietary composite materials, and its in-house software applications. These benefits position Arrival with best-in-class vehicle attributes for weight, cargo volume, and payload.

Arrival’s operating costs are also industry leading and reflect its battery infrastructure, energy efficiency, and ongoing maintenance costs. Arrival’s battery cell configuration is scalable and provides for multiple power configurations. Arrival’s vehicles can be purpose built to include flexible battery pack configurations. Lower ongoing operating costs can be achieved using its modular plug-and-play components that have been designed for easy replacement and upgrades. Arrival’s proprietary composite materials allow for quick, simple, and cost-effective panel replacement or service. Furthermore, the majority of Arrival’s in-house parts have been engineered to last for more than ten years.

Arrival believes that its propriety technologies and design competitively position its electric vans and buses to provide significant TCO savings to its clients. Arrival believes the Arrival mid-size van can achieve TCO savings of approximately 17% when compared to a traditional diesel van and that the TCO savings can increase to approximately 28% when compared to other electric vans. Arrival believes the Arrival Bus can achieve TCO savings of approximately 47% when compared to a traditional diesel bus and can achieve TCO savings of approximately 50% when compared to other electric buses.

These TCO savings include the vehicle purchase price, fuel cost, infrastructure cost, and maintenance cost and are net of estimated residual value. The estimated costs are based on estimated vehicle usage of approximately 365,000 kilometers.

Owned and Controlled Ecosystem

The sophistication and depth of Arrival’s owned and controlled ecosystem is unique in the electric vehicle industry and it believes its technical capabilities position it as a leading electric vehicle company. Arrival’s ability to collect proprietary data across its design, parts, manufacturing, vehicle performance, and vehicle usage ecosystem affords it the ability to apply state-of-the-art data analytics to such data. Arrival believes this in-house data collection and analysis process using its proprietary software architecture will allow Arrival to identify new solutions, tools, and user benefits well in advance of most of its industry peers. Arrival is already utilizing such data within its research and development teams as it evolves its designs for future versions of electric vehicles.

Arrival believes this internal data management capability is unparalleled among nearly all of its electric vehicle peers, with one exception. Arrival’s owned and controlled ecosystem positions Arrival to further advance into the next generation of electric vehicle design and manufacturing.

Market Opportunity

Arrival believes the commercial vehicle segment is an attractive market for its business strategy. Arrival is initially targeting two primary categories within this segment that include commercial vans and commercial buses. As the industry shifts towards zero emission vehicles, Arrival believes its advanced stage electric vehicle development, cost effective alternative, improved user experience, and global presence strategically positions it to capture a more than sufficient market share to achieve its business plan assumptions.

Arrival defines its total addressable market based on its ability to compete on price and quality within the geographic regions it plans to compete in. Based on the attributes of Arrival’s electric vans and buses, it not only considers the addressable electric commercial vehicle market, but also the existing fossil fuel commercial vehicle market. Based on industry sources, Arrival believes the initial addressable market for electric commercial vans is approximately $70 billion. When including the addressable market for fossil fuel commercial vans, Arrival believes its total addressable market increases to approximately $280 billion. Arrival estimates the initial addressable market for electric commercial buses to be approximately $40 billion. When including the addressable market for fossil fuel commercial buses, Arrival believes its total addressable market increases to approximately $154 billion. In total, Arrival believes its total addressable market for commercial vans and buses is approximately $430 billion.

Arrival’s initial geographic target markets include North America, the United Kingdom and Europe. Arrival believes its existing employee and microfactory presence in these markets will best position it to accelerate its market penetration rates. Arrival’s nearer term business plan includes the deployment of 31 microfactories by 2024. Arrival anticipates these microfactories will be located in markets including South America, Africa and Asia.

Arrival believes there are several drivers to the ongoing and underlying growth of its total addressable market. One such driver is the continued growth in e-commerce. According to a Statista Digital Market Outlook 2020 report, the e-commerce market is estimated to grow by approximately 37% from 2020 through 2024. Arrival believes this growth will increase the demand for electric vehicles from its target customers.

Key Agreements, Partnerships and Suppliers

Arrival is working closely with potential customers and collaboration partners to develop and commercialize its vehicles. Arrival’s business model includes establishing strategic partnerships and supplier relationships. Arrival believes these partnerships will help reduce execution risk, accelerate its design and development efforts, and improve its commercialization timeline, resulting in a long-term competitive advantage.

The following is a description of Arrival’s most significant partnerships:

Hyundai Motor Company and Kia Corporation (“HKMC”)

On November 4, 2019, Arrival entered into an agreement with HKMC to jointly develop vehicles using Arrival’s technologies. Through this agreement, Arrival has access to HKMC’s engineering expertise and supply chain. This partnership will leverage the use of Arrival’s microfactories and software innovation. Arrival will benefit from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The joint development agreement will expire on November 3, 2024. This development agreement prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

In addition to its collaboration agreement with HKMC, Arrival received a €100 million equity investment from Hyundai and Kia in December 2019.

United Parcel Service (“UPS”)

UPS, a leading global logistic operator that makes over 5 billion deliveries per year and has a fleet of over 120,000 vehicles, has agreed to purchase 10,000 vans during the period of 2021 to 2025 with an option to purchase an additional 10,000 vans representing up to $1.2 billion (€1.0 billion) in revenue (including the option), subject to modification or cancellation at any time. The UPS order covers three different van configurations and the following geographic regions: North America, Europe and the UK. At the start of each calendar year, Arrival has agreed to issue UPS an invoice for a deposit of 25% of the projected vehicle volume designated for that calendar year. In connection with the UPS order, in October 2020, Arrival entered into an agreement with UPS whereby Arrival agreed that the Company would enter into an agreement with UPS to issue Warrants to UPS upon certain conditions being met. The terms of the UPS agreement are unique to UPS and orders with other customers will be negotiated independently.

UPS has been a long-term partner of Arrival’s including making an investment in Arrival in January 2020. Arrival has worked closely with UPS since 2016 to develop specifications for delivery vans that meet UPS’ unique fleet needs across three different configurations. Key attributes for the UPS vans include increased cargo efficiency, improved driver ergonomics and a direct link to UPS’ existing back-end system through Arrival’s vehicle software. UPS has agreed to evaluate prototype vans and provide ongoing feedback to Arrival before the van enters production. Prototypes are scheduled to be delivered as early as the first quarter of 2021.

LG Energy Solution, Ltd. (“LG Chem”)

On February 20, 2020, Arrival entered into a long-term product manufacture and supply agreement with LG Chem. Headquartered in Seoul, South Korea, LG Chem is one of the largest chemical companies in the world. Under the terms of the agreement, LG Chem will supply battery cells for use in Arrival battery modules. Under the terms of this agreement, management believes that Arrival has secured high quality cells from a dependable supplier.

Other Partners

As Arrival moves toward production of its vans and buses, it has partnered with several key suppliers in order to reduce validation and production risk. These include several Tier 1 suppliers for safety-related systems including, but not limited to, steering, braking, airbag and seat belt systems. In addition, Arrival has worked closely with Comau (a subsidiary of Fiat Chrysler Automotive), an experienced automotive factory automation system provider, in the development of the initial process layout of its microfactories. Arrival is also evaluating partnerships to provide vehicle financing alternatives for its customers.

Arrival Van

The upper left image shows an aerial view of the H3L4 Arrival Van. The upper right image shows the interior of the driver’s cabin, including the HMI screen and e-mirror display. The lower left image shows the rear of the van including the roller shutter rear door. The lower right image shows a side view of the van highlighting the sliding passenger door.

The Arrival Van is available in the standard sizes in the segment: H1, H2, H3 roof height and L1, L2, L3, L4, L5 vehicle lengths. The H3L4 van will be the first into production and will be followed by the other variants.

The Arrival Van has been designed from the ground up to serve the delivery sector and Arrival believes the van has superior attributes to its competitors’ EVs and fossil fuel vehicles. Many EVs in this sector are constructed by taking existing ICE vehicle architectures and converting them into electric vehicles. This approach leads to a compromised vehicle at a premium price. Arrival believes the Arrival Van is lighter than its competitor’s vehicles at approximately 2.275 metric tons unladen weight leading to better range efficiency. The vehicle also features approximately 80% better payload at 1.975 metric tons and better cargo volume efficiency than competitive vehicles. As a result, Arrival’s customers can carry more payload and a larger volume of packages than they could in competitive vehicles of equal exterior size. This, in turn, improves their operational costs. Additionally, Arrival is focused on delivering an improved driver experience with the Arrival Van having a very competitive 12.9m turn circle, and a 30% lower floor height (step in height) than competitive vehicles. Finally, the driver interaction with the vehicle controls can be optimized through the in-house developed Arrival HMI (Human Machine Interface) software.

All Arrival Vans are connected vehicles allowing the operator to better optimize and manage their fleet through analysis of operational data collected from the vans. Arrival Vans also feature a large windscreen for improved visibility. The driver door of the Arrival Van slides into the body to protect pedestrians from swinging doors and reduce the potential damage from curbside objects. Arrival Vans also have a flexible battery pack configuration which can be sized according to the range requirement of the customer. Rather than paying for a battery pack with full range regardless of whether the vehicles in a customer’s fleet require that capacity, each Arrival Van’s battery pack can be sized for the customer’s needs, thus saving on the upfront purchase cost.

Arrival believes that the Arrival Van is priced competitively with fossil fuel equivalents, provides better payload and cargo volume than competitive vehicles and has a lower TCO. As a result, Arrival believes it is well positioned to capture significant market share.

Arrival Bus

The upper left image shows the exterior of the Arrival Bus including the exterior display screens that run the entire length of the bus. The upper right image shows the interior of the bus with a view towards the rear, highlighting the large side windows, skylights and rear window. The lower left image shows the interior of the bus looking towards the front of the bus and highlighting one of the interior display screens as well as the driver’s HMI screen. The lower right image highlights the cantilever seating and the interior display screens that run the length of the bus interior.

The Arrival Bus targets private and public transit operators with a product at similar pricing to diesel buses and lower TCO. For bus operators, regulatory requirements are driving the shift to electric buses and upfront price and TCO are significant purchasing considerations. As an example, the California Innovative Clean Transit rule requires that 25% of transit buses purchased by large transit agencies in 2023 must be electric. This requirement increases to 50% in 2026 and by 2029, agencies will no longer be allowed to buy a bus that isn’t electric. Other green requirements are being instituted around the world. Arrival believes the Arrival Bus has the lowest gross vehicle weight in its class at 16 metric tons, which Arrival believes is approximately 15% lower than the competition. Arrival believes that at eight metric tons the Arrival Bus has a 40% lower unladen weight than the competitive set. This weight improvement leads to better range efficiency and lower operating costs for operators.

The Arrival Bus utilizes many of the same components as the Arrival Van generating cost saving efficiencies across the two products. Similar to the Arrival Van, the Arrival Bus battery capacity can be customized to suit the operator’s needs resulting in further cost savings for operators. The modular nature of the Arrival Bus enables configurations for 35 feet, 40 feet, and 45 feet each with potential double decker applications.

The Arrival Bus has also been designed with the passenger in mind. Large windows and glass roof panels generate the feeling of spaciousness, safety, and security. The vehicle features large internal and external screens to facilitate passenger information and provide potential for operators to generate incremental revenue through a digital advertising platform. Cashless payments and adjustable seats that can be easily reconfigured to change layouts help operators to maintain distancing and cleanliness in a COVID environment. The Arrival Bus’s flexible seating configuration also provides operators with incremental seating capacity compared to other diesel or electric bus alternatives. The Arrival Bus features ramps and a fully flat floor for better accessibility. The flat floor, under which all the components (including batteries) are packaged, also facilitates easier servicing and maintenance for operators. Additionally, similar to the Arrival Van, the Arrival Bus is a connected vehicle providing users with location-based information and operators with tools to optimize the fleet and better manage vehicle health and performance.

Arrival believes these key features of the Arrival Bus, when combined with the lower manufacturing costs associated with Arrival’s microfactories, competitively position the Arrival Bus on price and TCO when compared to traditional diesel buses and other existing or planned electric bus alternatives.

Development Timelines

Arrival has four vehicle programs currently under development: the Arrival Bus, Arrival Van, large van and small vehicle platform. Arrival expects to commence production of its Arrival Bus by the end of 2021 with sales expected to begin in early 2022. The Arrival Van is scheduled to start production and sales in the third quarter of 2022. Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:

•	Arrival prototype buses have completed over 1,000 kms of testing

•	Prototype vans have been built and are being tested

•	Arrival’s components have been in testing for the last two years

•	Large van prototypes engineering release completed

•	Arrival composite materials lab has been set up in Bicester, UK and pilot line equipment is being installed

•	Arrival plant in Rock Hill, South Carolina lease is complete and currently being set up for bus production in 2021

Arrival must successfully complete certain development activities in order to meet its expected production dates. Arrival expects to complete bus product validation and van product validation, in 2021. The large van product validation is expected to follow in the first half of 2022. Arrival’s team of over 1,800 employees, including engineers, scientists, technicians and staff is committed to achieving the necessary milestones to meet its current production and commercialization timelines. However, delays may occur as a result of the development process, initial production hurdles and COVID-19.

Arrival’s Ecosystem

Arrival has designed and developed an owned and controlled ecosystem, which Arrival believes differentiates its business model from others in the electric vehicle industry, and in certain cases, the traditional OEM industry. An integral component to Arrival’s ecosystem is its employees. Arrival currently employs more than 1,800 employees globally. Arrival is a technology-first company and over 85% of its employees are engineers (including software engineers), most of whom have been focused on the research and development of enabling leading-edge technologies to produce Arrival’s best-in-class electric vehicles, which can be assembled in its low capex microfactories. Arrival’s ecosystem is technology focused and has been designed as one system with each functional area integrated and working together to reduce the cost of Arrival’s products. The following are the key strategies to Arrival’s ecosystem:

•	Vehicle assembly in Arrival’s highly flexible, local microfactories that can be set up quickly with lower capital expenditures;

•	Development of Arrival’s high and low voltage “plug & play” components that can be produced at lower cost, are upgradeable and are optimized for microfactory assembly into Arrival’s vehicles;

•	Use a modular skateboard platform designed for microfactory assembly that is highly flexible for use across multiple vehicle variants and can be designed for multiple vehicle segments;

•

Use of proprietary composite material instead of steel which results in lower cost, lower weight and lower tooling costs. Our proprietary composite material eliminates the need for large, costly and complicated stamping plants and paint shops; and

•	Use of our in-house developed software to provide cost and service optimization for vehicle and fleet solutions.

Microfactories

Arrival has developed an industry-changing approach to manufacturing with its proprietary microfactory concept. Microfactories change the way vehicles are produced in numerous ways. Instead of using the traditional linear assembly line that operates at one speed with stations in a specific order, Arrival has designed its microfactories using technology cells. The order in which a vehicle moves through the technology cells is determined by microfactory software and the order the technology cells are used can be changed dynamically from one vehicle to the next. Furthermore, the technology cells can be reconfigured, enabling each microfactory to build multiple vehicle types.

Each technology cell performs specific tasks relating to the production of an electric vehicle. Linking the technology cells are autonomous mobile robots (“AMRs”), which are controlled by software designed and developed in-house by Arrival. Parts delivery and vehicle movement between the technology cells is accomplished with these AMRs. Arrival has worked in partnership with Comau for the design and simulation of the microfactories. Our electric vehicles have been designed for our microfactory production and utilize Arrival’s in-house plug-and-play modular components, proprietary modular skateboard, and proprietary composite materials. Collectively, our proprietary technology represents up to 70% of the Arrival Van’s total bill of materials.

The photo shows a microfactory technology cell with four robot arms installed in the R&D lab. In the foreground is a prototype AMR.

Each microfactory is designed to provide several competitive advantages for Arrival including lower capital investment and operating costs as well as efficient scalability. The size of each microfactory will be approximately 200,000 square feet and will be able to manufacture 10,000 vans per year or 1,000 buses per year assuming two shifts per day. Each microfactory will be staffed with approximately 250 employees. Arrival anticipates each microfactory will take approximately six months to complete. In contrast, a traditional OEM assembly plant is a purpose-built facility with approximately two million square feet of floor space which takes multiple years to construct. Annual volumes in a traditional OEM assembly plant are typically 100,000 to 300,000 units per year with several thousand employees. The reduced time to completion of our microfactories compared to a traditional OEM manufacturing facility is enabled by the absence of metal stamping and there being no requirement for a paint shop.

The capital investment required for each microfactory is estimated to be approximately $45-$50 million while the annual operating expenses per microfactory are estimated to be approximately $12 million. When comparing to a traditional OEM assembly plant’s volume of 100,000 vans/year, Arrival estimates the cost structure aggregated across ten of its van microfactories would result in an approximate 50% savings in capital investment and approximately 50% savings in annual operating expenses compared to the cost structure of a traditional OEM facility.

Arrival believes each microfactory can achieve an annual gross margin of $100 million per year, assuming either 10,000 vans or 1,000 buses are manufactured and sold per year. Arrival believes the efficiency in its microfactory cost structure positions Arrival to be free cash flow positive, after allowing for its global overhead expenses, once Arrival reaches full production and sales for three currently planned microfactories.

Arrival’s microfactories are highly scalable and can be deployed locally in major metropolitan cities worldwide. Arrival can locate its microfactories close to its customers. The flexibility of Arrival’s microfactories will also enable it to design and develop purpose-built electric vehicles for its customers. The presence of Arrival’s microfactories in numerous communities worldwide will support local job creation and also create taxable income for local governments and municipalities.

In-House Plug-and-Play Modular Components

Arrival has developed cutting edge hardware that positions our company to achieve substantial cost reductions for parts, share components across multiple vehicle platforms, offer upgradeable components throughout a vehicle’s lifecycle, and utilize these components that have been designed specifically for assembly using microfactories. The criteria Arrival used to determine which components to design internally included cost reduction opportunities, improved customer experience characteristics, and the ability to incorporate plug-and-play modules whereby the components can be connected via software.

Certain components that Arrival has designed in-house include DCDC modules, Input Output modules, HMI modules, battery modules, and the drive control unit. Arrival currently outsources certain other components including braking systems, airbags, safety belts, and steering systems as these are important safety systems with lengthy development and validation timelines.

Cost savings for components can be achieved by leveraging Arrival’s intellectual property portfolio. Because Arrival owns the intellectual property for the design of all Arrival components, it can select the most efficient Tier-2 or Tier-3 automotive suppliers to manufacture those components. Since Arrival developed the intellectual property in-house, it also saves on Tier-1 supplier development costs.

Arrival components incorporate over the air (“OTA”) connectivity, allowing for updates to improve efficiency and functionality, whilst also providing data to fleet operators about their component status and health. In addition, the plug-and-play nature of Arrival’s components has been designed to maximize the interchangeability across its various vehicle platforms. This interchangeability affords Arrival the opportunity to be more cost-efficient with its design, procurement, and manufacturing processes. The in-house design of Arrival’s plug-and-play components improves the time to market for its vehicles such that it expects that new vehicle platforms can be designed and developed in approximately 18 months compared to three years or more for traditional vehicle manufacturers.

Arrival has completed more than two years of on-road testing and development for the majority of its in-house plug-and-play components. These components are also currently meeting Arrival’s initial cost estimates as well as industry-standard automotive-grade requirements. Arrival has secured approximately 40% of its Tier 2 and Tier 3 supplier network and is currently in the process of securing the remaining vendors. Arrival anticipates its supplier network will be fully established in time to meet its initial vehicle production timelines.

Modular Skateboard

Arrival has designed modular skateboard platforms that enable flexible vehicle configurations and automated microfactory assembly. Arrival’s skateboard structure is the foundation over which it can engineer specific purpose-built vehicles that meet the local requirements and specifications of its global client base.

A key component of the Arrival skateboard is its aluminum structure that optimizes strength and stiffness. It was designed to be modular and flexible to accommodate different vehicle types and sizes. The same skateboard platform can be used for front-wheel drive, rear-wheel drive, and all-wheel drive vehicles. Extrusions and castings allow Arrival to reduce tooling costs and capital investment requirements when compared to traditional stamped sheet metal construction. With Arrival’s composite panels and adhesive joining processes, the modular skateboard platform eliminates welding and standardizes interfaces between skateboard components. Arrival’s skateboard platforms are designed for different weight classes, enabling vehicles for different segments, while still sharing many of the same proprietary Arrival components. The design of Arrival’s skateboard also provides flexibility for different battery pack configurations. By changing the number of Arrival battery modules, the vehicle battery pack can be customized to suit customer needs and lower the vehicle’s acquisition cost.

Arrival’s skateboard enables a fully flat floor from the front of the driver compartment to the rear of the vehicle. The low floor design leads to increased cargo efficiency and a low step-in height. Arrival’s skateboard is extremely flexible and can be used across multiple vehicle types leading to increased scalability across its vehicle product suite.

Consistent with Arrival’s modular plug-and-play components, the Arrival skateboard was designed for production in its microfactories utilizing its robotic cell technology. Arrival’s skateboard has passed simulation crash tests and Arrival has commenced physical tests. Test results to date have been positive. Arrival believes the development of its modular skateboard will meet its initial vehicle production timelines.

Proprietary Composite Materials

Arrival has reinvented the way the automotive industry approaches materials. Arrival has developed proprietary composite materials that are lightweight and result in lower tooling costs for its production process. These proprietary composite materials are used for both exterior and interior body panels. The characteristics of Arrival’s proprietary composite materials positions it to provide bespoke panel designs to its fleet customers. One of the unique aspects of Arrival’s proprietary composite materials is that it does not require traditional metal stamping or painting during the production process. These processes are cumbersome and expensive – without them, Arrival believes its microfactories can achieve significant cost savings both in capital investment and operating expenses.

The proprietary composite materials are lightweight and versatile and have 25 times lower tooling costs compared to traditional sheet metal dies. The composite material tooling also has significantly shorter lead times than traditional sheet metal dies, enabling Arrival’s vehicle development programs to be approximately 18 months. The underlying raw materials are widely available and are automotive grade.

The ultra-tough durability of Arrival’s proprietary composite materials reduces the cost of repairs compared to traditional sheet metal panels that require frequent cosmetic repair or replacement. This durability contributes to the TCO savings achievable with Arrival vehicles. Arrival’s proprietary composite materials can maintain their performance criteria even at extreme temperatures. Arrival believes the development of its proprietary composite materials will meet its initial vehicle production timelines.

Proprietary In-House Software Architecture

A core enabler to Arrival’s competitive positioning is its proprietary in-house software architecture. Arrival’s software team consists of more than 500 software engineers. Its software engineer to mechanical engineer ratio is 1:1, which it believes compares favorably to an estimated traditional OEM ratio of approximately 1:100. Arrival believes its centralized software architecture has entered into the 5th generation of development, which it believes positions it as one of the leading software-centric electric vehicle manufacturers. Arrival’s hardware and software architecture are decoupled and provide it the ability to harmonize its system infrastructure across its plug-and-play modular components. Arrival’s software architecture has been designed utilizing cloud-based connectivity. Each of Arrival’s electric vehicles is supported by OTA upgradable plug-and-play modular components. Additionally, Arrival’s software architecture has been designed to support open API’s, which provide its fleet customers the ability to integrate and connect Arrival’s electric vehicles into its own software platforms. Arrival’s in-house software architecture also includes autonomous-ready capabilities.

Internal Tools. As part of Arrival’s proprietary in-house software architecture, it has developed software applications to improve its design and development capabilities both for its electric vehicles and for operations inside of its microfactories. This software allows Arrival to design and manufacture purpose-built electric vehicles that provide solutions to meet its customers’ local needs and specific requirements. Arrival’s proprietary in-house software architecture also enables the functionality of the robots and the AMRs operating in its microfactories. Arrival believes having control over its design and manufacturing software positions it to continuously improve the performance of its electric vehicles and the efficiency of its microfactory production processes.

In-Vehicle Software. Arrival has designed proprietary in-vehicle software that both elevates drivers’ and passengers’ experiences while also providing pertinent vehicle performance data. Certain of Arrival’s proprietary driver software applications include in-console route planning and directions. For Arrival Buses, riders can receive route status information along with local community event information. For Arrival Bus operators, additional revenue opportunities can be achieved through software enabled exterior advertising displays. Arrival’s proprietary in-vehicle software was designed to provide access to vehicle data through an API interface. Arrival’s in-vehicle software has also been designed to optimize hardware usage, such as leveraging sensors across multiple functions.

Customer-Facing Software. Arrival’s proprietary customer-facing software was designed utilizing cloud-based tools to maximize its customers’ ownership experience and to lower their TCO. Arrival’s diagnostic software tools provide customers the ability to remotely monitor their electric vehicles performance, detect early vehicle symptoms, and schedule predictive maintenance. Arrival’s fleet management software architecture provides customers with a highly algorithmic fleet management portal. Applications include fleet simulations and direct route assignments to drivers. Other informative fleet analytics can be incorporated based on a specific customer’s preferences.

Intellectual Property

Arrival’s success depends in part upon its ability to protect its own intellectual property (“IP”) and core technologies. Arrival protects its intellectual property rights in the U.S., the U.K., Europe, and abroad, through a combination of patent, trademarks, designs and trade secret protection, as well as having confidentiality and invention assignments with our employees and consultants. As a result of Arrival’s vertically integrated approach and strong IP portfolios, up to approximately 70% of the Arrival Van and approximately 40% of the materials used to produce the Arrival Bus is either owned or controlled by Arrival.

As of December 31, 2020, Arrival has approximately 205 innovations that have been filed in various jurisdictions including the United States Patent and Trademark Office (“USPTO”), United Kingdom Intellectual Property Office (“UKIPO”) and the European Patent Office (“EPO”). The filed innovations can be broadly organized into the following categories:

•	Battery related innovations

•	Composite material innovations

•	Microfactory and vehicle design flow innovations

•	Modular hardware and modular software innovations

•	Robotics related innovations

•	Van innovations

•	Bus innovations

•	Small vehicle innovations

•	Miscellaneous inventions related to vehicle parts/and systems

Arrival expects to develop additional intellectual property and proprietary technology in the above categories over time. As Arrival develops its technology, it will continue to assess whether additional trademark or patent applications or other intellectual property registrations are appropriate. Arrival also seeks to protect its intellectual property and proprietary technology, including trade secrets and know-how, through limited access, confidentiality and other contractual agreements with its suppliers, customers and collaborators.

Arrival cannot be certain that it will be able to adequately develop and protect its intellectual property rights, or that other companies will not claim that it is infringing upon their intellectual property rights. See “Risk Factors.”

Research and Development

Arrival has invested and continues to invest significant resources into ongoing research and development programs as it believes its ability to grow its market position depends, in part, on breakthrough technologies that offer a unique value proposition for Arrival’s customers and differentiation from its competitors.

The majority of Arrival’s research and development activities take place within its headquarters facility in the UK and at its development partners’ facilities located around the world.

The primary areas of focus for research and development include, but are not limited to:

•	Rapid Engineering Design Tools

•	Mobility as a service offerings

•	New vehicle concepts, platforms and segments

•	Materials research

•	Charging infrastructure

•	Fintech and insurance

•	New servicing and maintenance technologies and solutions

•	Robotics

•	Digital sales platform

Arrival believes that its technology will provide the following current and future opportunities:

•

Arrival’s proprietary modular skateboard platform allows for multiple vehicle platforms and variants. Arrival believes this configurable design enables customization for local markets and accelerated entry into new vehicle segments.

•	Arrival is building multiple customer-facing software packages such as vehicle health monitoring, fleet optimization tools, and driver applications that work with its vehicles.

•

Arrival’s vehicles have been designed with the sensing, computing and chassis system capabilities required for the implementation of autonomous driving that can be used as vehicle platforms by third-party companies developing autonomous software.

•

Finally, various regulatory agencies are adopting credit mechanisms to encourage the adoption of electric commercial vehicles. As Arrival only manufactures EVs, it expects to generate a surplus of these credits. These credits can then be sold to OEMs that are at risk of not meeting their regulatory credit requirements.

Sales and Marketing

Arrival plans to initially market its EVs directly to large van and bus fleet owners through its sales teams in the U.S., the UK and Europe. Over time these sales teams will be expanded to cover more regions. In addition, Arrival is developing an online sales tool targeting small to medium enterprises. Arrival’s customer outreach will be supported through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

Arrival’s initial target customers for the Arrival Van are large commercial vehicle fleet owners, such as delivery and logistics providers, e-commerce companies and other operators of large in-house fleets. Over time, Arrival expects to also target the small to medium size enterprises and individual owners who make up the majority of the market. However, Arrival expects that its microfactory approach will allow it to expand rapidly across multiple countries and cities around the world.

Arrival has signed non-binding letters of intent with various customers that outline the potential development and commercialization of its vans and buses. Arrival has also signed letters of intent in the UK for over 3,000 vans from customers in logistics, grocery and e-commerce segments, and is in late stage sales discussions for an additional letter of intent to sell over 5,000 additional vehicles. Arrival expects that these letters of intent will evolve into production supply agreements with purchase commitments as the start of production date approaches. However, none of the existing letters of intent provide for a firm commitment on the part of the customer and are generally conditional on vehicle trials. Arrival is currently building pre-production buses for use in customer trials throughout next year. There can be no assurance that Arrival will receive production purchase orders from these customers. Until and when Arrival receives such production orders, such customers are not obligated to purchase the vehicles.

Parts and Servicing

Arrival anticipates that servicing and maintenance of its EVs will be lower than the traditional ICE vehicles due to there being fewer moving parts and considerably reduced mechanical complexity of the components. The increased reliability of Arrival’s EVs will mean that less preventive maintenance is required when compared to ICE vehicles, leading to better uptime and lower maintenance costs.

Arrival is building a network of service providers and a preventive maintenance program to address its customers needs. Arrivals’ vehicles have a system of sensors and controls that allow for precise monitoring of the vehicle and component operation performance. Arrival will use this data to provide smart predictive maintenance that will decrease downtime and costs by identifying a potential problem before it results in a breakdown. Arrival will have the ability to provide over the air updates and software fixes when the vehicle is parked. This can significantly reduce the time for repair and improve uptime.

In cases where a customer has its own maintenance infrastructure, Arrival will identify and provide procedures for items that can be maintained at the customer’s shops. This could include procedures such as tire changes, wiper and windshield repair, and brake servicing. In cases where the customer does not have a maintenance infrastructure or for more complex items, Arrival will either service the vehicles itself or use third party partners.

If a vehicle requires maintenance of a complex system such as the battery, some of those items can be swapped or replaced with relative ease. This allows us to repair the faulty component quickly while minimizing vehicle downtime. Arrival will also develop a network of trained technicians who can travel to a customer or service partner site as necessary.

Employees

As of January 31, 2021, Arrival had 1,598 full-time employees based primarily in the United Kingdom (865), Europe and Rest of World (692) and the United States (41). Over 85% of Arrival’s employees are engaged in research and development and related functions. Arrival anticipates significant employee growth as it approaches commercialization. Arrival’s targeted employees to hire typically have significant experience working for well-respected OEMs, automotive engineering firms and software and robotics companies. To date, Arrival has not experienced any work stoppages and considers its relationship with its employees to be in good standing. None of Arrival’s employees are either represented by a labor union or subject to a collective bargaining agreement.

Regulatory Landscape

Arrival is, and will be, subject to extensive vehicle safety and testing and environmental regulations in the European Union, the United Kingdom, the United States and other jurisdictions in which it manufactures or sells its vehicles. Government regulations regarding the manufacture, sale and implementation of products and systems similar to Arrival’s EVs are subject to future change. Arrival cannot predict what effect, if any, such changes will have upon its business. Violations of these regulations may result in substantial civil and criminal fines, penalties and/or orders to cease the operations in violation or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits and licenses. Below is a brief description of the more material regulatory requirements in European Union, United Kingdom and the United States which are initially the jurisdictions where Arrival will conduct most of their operations. Arrival does not expect that regulatory requirements in other jurisdictions in which they expand their business will be materially different than those described below.

Vehicle Safety and Testing Regulation

Arrival’s bus and van products have been designed to meet the requirements applicable to passenger buses and delivery vans in the United States, European Union and United Kingdom.

United States

Arrival’s vehicles are subject to, and comply with, numerous regulatory requirements established by the U.S. National Highway Traffic Safety Administration (“NHTSA”), including applicable U.S. federal motor vehicle safety standards (“FMVSS”). As a manufacturer, Arrival must self-certify that the vehicles meet or are exempt from all applicable FMVSSs before a vehicle can be imported into or sold in the U.S. These standards include crashworthiness and crash avoidance requirements and EV requirements (e.g., those relating to limitations on electrolyte spillage, battery retention and the avoidance of electric shock after certain crash tests). Arrival expects that its vehicles will meet or otherwise be exempt from all applicable FMVSS. Additionally, there are regulatory changes being considered for several FMVSS, and though Arrival expects to comply with such FMVSS, there is no assurance of compliance until the final regulatory changes have been enacted.

In addition to FMVSS, Arrival must comply with other NHTSA requirements and other federal laws and regulations administered by NHTSA, including early warning reporting requirements regarding warranty claims, field reports, death and injury reports, recalls and owner’s manual requirements. Arrival also must comply with the Automobile Information and Disclosure Act, which requires OEMs to disclose certain information regarding the OEM’s suggested retail price, optional equipment and pricing. Further, this law allows inclusion of fuel economy ratings, as determined by the U.S. EPA, and crash test ratings, as determined by NHTSA, if such tests are conducted.

Arrival is also subject to regulations issued by the United States Department of Transportation relating to vehicle safety and operation, the United States Federal Communications Commission relating to its approval of radio frequency devices and orders issued by the California Air Resources Board including relating to LEV and GHG, the Advanced Clean Truck Rule and Zero Emission Powertrains.

European Union

Arrival’s vehicles are subject to, and comply with the European Community Whole Vehicle Type Approval (ECWVTA) Framework EU 2018/858, including 52 different regulations in scope for commercial vans and transit relating to steering equipment, bus and coach construction, electromagnetic compatibility (EMC) and vehicle range.

The Arrival Bus and Arrival Van consist of many electronic and automated components and systems. Arrival’s vehicles are designed to comply with the International Standards Organization’s (“ISO”), Functional Safety Standard. This standard addresses the integration of electrical systems and software and identifies the possible hazards caused by malfunctioning behavior of the safety-related electrical or electronic systems, including the interaction of these systems. Arrival’s approach in following ISO 26262 exceeds the minimum regulatory requirement for a Safety System to address Complex Electronic Systems which is mandated in some regulations (e.g., Braking and Steering).

Arrival vehicles will be approved by an EU Approval Authority following witness testing and a factory audit to confirm procedures for Conformity of Production. As part of this activity Arrival is implementing ISO 9001, an internationally recognized quality standard, in its production facilities and relevant supporting organizations within the group. Vehicles leaving the Arrival factories will be supplied with a Certificate of Conformity which is used to demonstrate compliance with the requirements of 2018/858 during the vehicle registration process.

United Kingdom

The UK has adopted the EU requirements post Brexit transition, so in addition to European Type Approval Arrival will also provide the same documentation to the UK authorities and receive a UK National Type Approval. There is no additional testing required and the technical requirements are the same as for EU markets.

Other Markets

Market analysis has shown a strong correlation between European and US regulatory requirements and other key target markets, requiring minimal design changes to gain regulatory approval in these markets including:

•	Gulf States – based on U.S. requirements

•	China – based on EU requirements

•	South Korea – based on EU, U.S. requirements

•	India – based on EU requirements

•	Brazil – based on U.S. requirements

Arrival’s vehicles have been designed to meet the regulatory requirements of the most rigorous subdivisions/states within each country. Arrival has considered the most rigorous requirements from each market in which the vehicles will be deployed, including industry standards and other due care requirements determined by Arrival above and beyond the regulations.

Vehicle Accessibility Requirements

The accessibility features of each of the vehicle models are set out below.

The Arrival Bus is designed to meet applicable regulations relating to vehicle accessibility including a wheelchair ramp at the front door, wheelchair securement areas, priority seating, interior design to permit movement of wheelchairs and other riders throughout the vehicles. Arrival is conducting analysis to ensure that non-transit and digital products are all accessible to a range of users.

Battery Safety and Testing Regulation

Arrival’s vehicles and batteries have been designed to comply with the latest regulatory requirements relating to the transportation design, testing, manufacture and use of lithium ion batteries, electric power trains, and Rechargeable Electrical Energy Storage System (REESS), of road vehicles.

Arrival’s vehicles are designed to ISO standards for electrically-propelled vehicles in vehicle operational safety specifications and connecting to an external power supply. Additionally, Arrival is incorporating other ISO battery system standards in its vehicles.

Environmental Regulations

Arrival’s microfactories are set up for environmental best practice, and Arrival is working towards recognized standards such as ISO 14001 for environmental management. The relatively small footprint of a microfactory means it can fit into existing industrial land, reducing the need to clear large areas for development. This also means planning rights and permissions are often already in place for the activities carried out in the factory, reducing time from inception to deployment. Arrival’s activities are subject to environmental regulations, based on the location and scope of operations; an overview of these is provided below:

Environmental Permitting

Many national and local authorities require industrial sites to obtain permits for carrying out operations which have the potential to cause environmental impacts. For example, in the UK, the Environmental Permitting (England and Wales) Regulations 2016 include aspects such as carbon emissions from fuel-burning appliances, use and storage of hazardous substances, and discharge of wastewater/effluent amongst other factors. Arrival’s microfactories are exempt or below thresholds for many of these permits due to their relatively small size, and the fact that Arrival does not require hazardous aspects such as paint spraying lines. Arrival reviews and manages any potential requirements for environmental permits through its environmental management system, comparing the operations at each site with the most up to date regulations to ensure any permits required are obtained, complied with, and kept up to date.

End of Life Vehicles

The EU end of life vehicle (ELV) regulations are in place to ensure vehicle manufacturers design, produce, and manage their vehicles to reduce waste and maximise material recovery at the point a vehicle is dismantled. Arrival complies with the ELV regulations through various initiatives such as providing guidance for dismantling, labelling of recyclable materials, compliance with material restrictions as detailed below, and will provide a take-back service for vehicles with a negative or zero value where required.

Hazardous Waste and Battery Recycling

The disposal of hazardous wastes and batteries is subject to regulations in many regions, such as the Hazardous Waste (England and Wales) Regulations 2005 in the UK, and the Resource Conservation and Recovery Act (RCRA) in the U.S., and Arrival takes responsibility for any hazardous wastes which may be generated at its sites. For any damaged or scrap lithium-ion batteries, Arrival works with local recycling partners to ensure batteries are packaged, stored, and transported in compliance with UN 38.3 Transportation of Dangerous Goods, UN 3480 Lithium Ion Batteries.

Carbon and Energy Reporting

Arrival participates in carbon and energy reporting schemes, such as the Streamlined Energy & Carbon Reporting (SECR) regulations in the UK. Arrival will report its energy usage and resulting carbon emissions annually, and report on current and future energy efficiency measures to further reduce its impact on the environment.

Restricted and Banned Substances

Arrival produces vehicles for a global market, where varying regulations exist depending on vehicle type and location. Arrival works closely with its suppliers and holds them to international standards such as those collated by the Global Automotive Declarable Substances List (GADSL) for hazardous and restricted substances, tracking the compliance of all vehicle components.

Legal Proceedings

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business. On February 8, 2021, the Company, Arrival and Merger Sub were named as defendants along with CIIG and its directors in a lawsuit brought by an alleged stockholder of CIIG.

C. Organizational Structure

We are a holding company with two subsidiaries which are wholly-owned by us as of March 31, 2021: Arrival Luxembourg SARL, a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg and Arrival Vault US, Inc., a Delaware corporation.

D. Property, Plant and Equipment

Facilities

London, UK – Global R&D Office Headquarters

In July 2018, Arrival moved into its research and development office headquarters in London. Over 440 employees work out of this location (when not working from home).

Charlotte, NC – U.S. Headquarters

In December 2020, Arrival signed a lease for its U.S. headquarters in Charlotte, North Carolina which comprises over 40,000 square feet of office space. Arrival expects to hire approximately 150 people primarily with engineering, sales, marketing and finance backgrounds.

Banbury, UK – R&D Site

Since 2017, Arrival has been operating out of its research and development facility in Banbury, UK which consists of more than 110,000 square feet and where Arrival is capable of designing, building, and testing prototype vehicles in-house. Over 220 employees work out of this location (when not working from home).

Microfactories

Arrival has three microfactories currently being commissioned. Arrival plans on establishing 31 microfactories by 2024.

Bicester, UK – Van Factory

In December 2019, Arrival leased property located in Bicester, UK. Arrival intends for this microfactory location to initially focus on building electric vans with Arrival’s vertically integrated approach to vehicle production. Arrival is expected to begin operations at Bicester in the first quarter of 2022, with the start of production in the third quarter of 2022. The location of the site is well suited for a manufacturing facility due to the availability of a trained labor force in the area and its proximity to London, which is expected to be a major UK market for Arrival Vans.

South Carolina – Bus Factory

In October 2020, Arrival leased a property located in Rock Hill, South Carolina. Arrival intends for this microfactory location to initially focus on building electric buses with Arrival’s vertically integrated approach to vehicle production. Arrival is expected to begin operations at Rock Hill in the second quarter of 2021, with the start of production in the fourth quarter of 2021. The location of the site is well suited for a manufacturing facility due to the trained labor force available in the area, its proximity to several large urban centers and the available logistics links.

North Carolina - Van Factory

In March 2021, Arrival leased two buildings located in West Charlotte, North Carolina, USA. Arrival intends for one of the buildings to be used as a microfactory initially focused on building electric vans with Arrival’s vertically integrated approach to vehicle production. The other building will be used as a regional logistics hub to support the adjacent microfactory as well as the microfactory in Rock Hill. Arrival is expected to begin operations at West Charlotte in the first quarter of 2022, with start of production in the third quarter of 2022. The location of the site is well suited for a manufacturing facility due to the trained labor force available in the area, its proximity to several large urban centers and the available logistics links.

For more information on property, plant and equipment see Note 7 “Property, Plant and Equipment”.

Item 4A. Unresolved Staff Comments

None.

Item 5: Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Arrival Luxembourg SARL as of and for the years ended December 31, 2020 and 2019. Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. As such, the audited financial statements for the Fiscal 2020 Period reflects nominal business activities or operations. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Risk Factors” of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with our audited historical consolidated financial statements and other financial information included elsewhere in this annual report.

Overview

Upon the Closing, the Company became the direct parent of, and conducts its business through, Arrival. The Company has no debt and conducts no operations other than as described below through Arrival, its wholly-owned subsidiary. Arrival’s mission is to transform the design, assembly and distribution of commercial EVs and accelerate the mass adoption of EVs globally. Founded in 2015, and now with over 1,800 employees, Arrival develops vertically integrated technologies and products that create a new approach to the design and assembly of EVs. Arrival believes its proprietary in-house developed components, materials, software and robotic technologies, when combined with its low cost and scalable microfactories, will enable it to produce EVs that are competitively priced to fossil fuel variants and with a substantially lower total cost of ownership to its customers.

The initial focus for Arrival is the production of commercial electric vehicle vans and buses. Arrival believes this segment of the automotive market is currently underserved by other electric vehicle manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to electric vehicles, and that this migration will be supported worldwide by local, state, and national government policies that either encourage electric vehicle usage via subsidies or enact usage taxes on fleet operators who continue to operate fossil fuel vehicles. Arrival also believes that commercial fleet operators will be attracted to EVs in general, and Arrival’s vehicles in particular, because of their lower TCO. Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where the vehicles can be charged overnight. For all these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

The Arrival Van is designed for commercial use by large fleet owners particularly in the transportation, e-commerce and logistics industries with an estimated initial addressable market of two million units by 2025 representing $70 billion. When including the addressable market for fossil fuel commercial vans, Arrival believes its total addressable market increases to approximately $280 billion. The expected start of production for the Arrival Van is the third quarter of 2022. On October 8, 2020, Arrival entered into a vehicle sales agreement with UPS, under which UPS has agreed to purchase 10,000 EVs with an option to purchase up to an additional 10,000 EVs. This agreement has a total aggregate order value of up to $1.2 billion (including the option) and may be cancelled or modified by UPS at any time.

The Arrival Bus is designed for use by public and private transit operators, with an estimated initial addressable market of 131,000 units by 2025, representing $40 billion. When including the addressable market for fossil fuel commercial buses, Arrival believes its total addressable market increases to approximately $154 billion. Arrival has entered into non-binding letters of intent with potential customers to purchase Arrival Buses, which are expected to start production in the fourth quarter of 2021.

On November 4, 2019, Arrival and HKMC entered into an agreement to jointly develop vehicles using Arrival’s technologies. This partnership will leverage the use of Arrival’s microfactories and software innovation. Arrival will benefit from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The joint development agreement will expire on November 3, 2024. This development agreement prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

Business Combination

On March 24, 2021, the Business Combination was consummated. As part of the Business Combination, on the Closing Date, pursuant to the Business Combination Agreement:

•

the existing ordinary and preferred shareholders of Arrival Luxembourg SARL contributed their respective equity interests in Arrival Luxembourg SARL to the Company in exchange for Ordinary Shares (the “Exchanges”);

•

following the Exchanges, CIIG merged with and into Merger Sub and all shares of CIIG common stock were exchanged for Ordinary Shares, and, in connection therewith, CIIG’s corporate name changed to Arrival Vault US, Inc. (the “Merger”);

•	each outstanding warrant to purchase shares of CIIG’s common stock was converted into a Warrant to purchase Ordinary Shares;

•	each Arrival Luxembourg SARL option, whether vested or unvested, was assumed by the Company and now represents an option award exercisable for Ordinary Shares;

•	the Arrival Luxembourg SARL restricted shares were exchanged for restricted Ordinary Shares; and

•	Arrival Luxembourg SARL and CIIG became direct, wholly-owned subsidiaries of the Company.

Immediately prior to the Closing., the Private Placement Investors purchased an aggregate of 40,000,000 shares of CIIG Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $400,000,000, which shares of CIIG Class A Common Stock were automatically exchanged with the Company for Ordinary Shares in the Merger.

On the Closing Date, the Company, certain persons and entities holding CIIG’s Class B common stock and all shareholders of Arrival Luxembourg SARL other than the Arrival Luxembourg SARL employees holding ordinary shares granted under the Arrival Restricted Share Plan 2020 entered into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights and which restricts the transfer of the Ordinary Shares during the applicable lock-up periods.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which Arrival operates.

As the COVID-19 pandemic continues to evolve, the extent of the impact on Arrival’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact Arrival’s employees and operations and the operations of its suppliers, vendors and business partners, and may negatively impact Arrival’s sales and marketing activities and the production schedule of its vehicles. In March 2020, Arrival created a committee comprised of 24 members from its human resources, strategy, operations, legal and compliance, and products teams to monitor the overall impact of COVID-19 and manage Arrival’s overall response and guidance moving forward during the COVID-19 pandemic. The spread of COVID-19 has caused Arrival and many of its suppliers to modify their business practices (including employee travel and recommending that all non-essential personnel work from home), and Arrival and its suppliers may be required to take further actions as required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of Arrival’s workforce or suppliers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, Arrival’s operations will be impacted. These factors related to COVID-19 are beyond Arrival’s knowledge and control and, as a result, at this time, Arrival is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on Arrival’s business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time.

Financings and Acquisitions

On October 12, 2020, Arrival completed a private placement of an aggregate of 44,146,679 Class A Preferred Shares to strategic investors Winter Capital and funds and accounts managed by BlackRock at a price of €3.40909 per share, which represented €150.5 million in gross proceeds not including closing fees. Arrival is using the proceeds from this private placement for general corporate purposes. As part of the Business Combination, the Class A Preferred Shares were exchanged for Ordinary Shares.

Key Factors Affecting Operating Results

Arrival is a pre-revenue company and believes that its performance and future success depends on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this annual report entitled “Risk Factors.”

Product Development

Arrival has four vehicle programs under development, the Arrival Bus, Arrival Van, large van and small vehicle platform. Arrival expects to commence production of its Arrival Bus in Q4 2021 with sales expected to begin in Q3 2022. The Arrival Van is scheduled to start production and sales in Q3 2022. Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:

•	Arrival prototype buses have completed over 1,000 kms of testing

•	Prototype vans have been built and are being tested

•	Large van prototypes engineering release completed

•	Arrival composite materials lab has been set up in Bicester, UK and pilot line equipment is being installed

•	Arrival plant in Rock Hill, South Carolina lease is complete and currently being set up for bus production in 2021

However, Arrival must successfully complete certain major development activities in order to meet its expected production dates. Arrival expects to complete bus product validation and van product validation, in 2021. The large van product validation is expected to follow in the first half of 2022.

Arrival’s team of over 1,800 engineers, scientists, technicians and staff is committed to achieving the necessary milestones to meet its current production and commercialization timelines. However, delays may occur as a result of the development process, initial production hurdles and COVID-19. If there are delays, Arrival may require additional funds to continue its operations until it can begin to generate sales from the sale of its vehicles. For reference, Arrival is forecasted to spend approximately €204 million in 2021 on research and development and general and administrative expenses; accordingly, a six-month delay at this rate of spending would utilize approximately €102 million. This run rate may increase to the extent more resources are needed to meet Arrival’s objectives.

Until Arrival can generate sufficient revenue from product sales, it expects to finance its operations with the proceeds from the Business Combination, private placements of its securities, secondary public offerings, debt financings, collaborations, and licensing arrangements.

Commercialization

Arrival plans to initially market its EVs directly to large van and bus fleet owners through its sales teams in the U.S., UK and Europe. Over time these sales teams will be expanded to cover more regions. Arrival is also developing an online sales tool for small to medium enterprises. Arrival’s customer outreach will be supported through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival will also work with key partners for additional coverage. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

Arrival currently has an order from UPS for its Arrival Van for 10,000 vehicles with an option to purchase an additional 10,000 vans, subject to amendment and cancellation by UPS. The total aggregate value of this order (including the option) is approximately $1.2 billion. Arrival has also received non-binding memorandums of understanding from 16 customers expressing strong interest in the Arrival Van and Arrival Bus. Although non-binding, Arrival believes they demonstrate clear demand that will lead to binding orders once they begin production of the Arrival Bus and Arrival Van and potential customers are able to see firsthand the performance and value of these vehicles.

Regulatory Landscape

Arrival is, and will be, subject to significant regulation relating to vehicle safety and testing, vehicle accessibility, battery safety and testing and environmental regulation in the United States, European Union, the United Kingdom and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of Arrival’s vehicles.

Critical Accounting Estimates and Judgments

The Company’s and Arrival’s financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Arrival to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Arrival’s estimates are based on its historical experience and on various other factors that Arrival believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. Arrival believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While Arrival’s significant accounting policies are described in the notes to its financial statements, Arrival believes that the following accounting policies require a greater degree of judgment and complexity and are the most critical to understanding its financial condition and historical and future results of operations:

Intangible Assets

Arrival’s capital expenditures on development activities, including the design of vehicles, operating systems and other software, are capitalized as intangible assets under the category of “assets under construction.” These expenditures may include the cost of materials, direct labor, and overhead. These capitalized development expenditures are stated at cost less any accumulated impairment losses. Arrival does not depreciate or amortize such capitalized development expenditures until the project is completed and the asset has been placed into service. Management uses judgement to determine when a project has reached the development phase, to ascertain the ability to use or sell the asset, which is a criteria for capitalization for development expenditure per IAS 38. Management estimates the cost to completion and probable future cash flows that will flow in order to determine if the project is economically viable. If the conditions are met and it is believed that there is a market for the product under development, then all directly attributable costs relating to the project are capitalised.

Impairment of Assets

The carrying amount of Arrival’s assets is reviewed at each reporting date to determine whether there is an indication of impairment in the value of the assets. If such indication exists, the asset’s recoverable amount, the higher of its net selling price in an arm’s length transaction and the present value of the estimated future cash flows from the continued use of the asset and its sale at the end of its useful life, is estimated. If the asset’s recoverable amount is lower than its carrying amount, the difference is recognized as an expense in Arrival’s statement of profit or loss and other comprehensive income. Management uses considerable judgement in estimating the product growth rate used to develop estimated future cash flows and the weighted average cost of capital applied to the cash flows used in impairment tests for capitalised development costs included in assets in the course of construction. These assumptions are subject to inherent uncertainties, including the impact of any delays in production which is currently not measurable. Actual results could vary significantly from such estimates which could cause the carrying amount to exceed the recoverable amount.

Share Based Payments

In determining the value of the employee share schemes, management have used assumptions regarding the future length of service of scheme members and the expected dates that vesting milestones will be achieved. The milestone dates used are in line with the value-in-use model that was performed for impairment testing.

Fair Value of Loans

For the determination of fair value of loans granted to members of the Restricted Share Plan at the year end. Management has made assumptions regarding the dates upon which the loans will be repaid and the capacity of the individuals to be able to repay the loans. Additionally, we use a volatility metric to assess the value of the security underlying the instrument (the Restricted Shares) and a risk free rate to prepare a present value calculation.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. The Company expects to remain an emerging growth company at least until the last day of the 2021 fiscal year and the Company expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

See Note 2 to Arrival’s audited consolidated financial statements included elsewhere in this annual report for more information about recent accounting pronouncements, the timing of their adoption and Arrival’s assessment, to the extent it has made one, of their potential impact on Arrival’s financial condition and its results of operations and cash flows.

A. Operating Results

Key Components of Statements of Operations

Basis of Presentation

Currently, Arrival conducts business through one operating segment. As of the date of this annual report, Arrival is a pre-revenue company with no commercial operations, and its activities to date have been conducted in Europe and North America. Arrival’s historical results are reported in IFRS as issued by the IASB. For more information about Arrival’s basis of presentation, refer to Note 2 in the accompanying financial statements of Arrival included elsewhere in this annual report.

Revenue

Arrival has not begun commercial operations and currently does not generate revenue. Once Arrival reaches commercialization and commences production and sales of its EVs which is expected with respect to the Arrival Bus and Arrival Van in Q3 2022, it expects that the significant majority of its revenue will be derived from the direct sale of its commercial electric buses and vans and thereafter other related products and services.

Cost of Revenue

As of the date of this annual report, Arrival has not recorded cost of revenue, as it has not generated revenue. Once Arrival reaches commercialization and commences production of its EVs, it expects cost of revenue to include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of Arrival’s non-engineering staff, the costs associated with Arrival’s properties, and the depreciation of Arrival’s fixed assets, including depreciation of “right of use” assets in relation to Arrival’s leased property. Arrival expects administrative expenses to increase as its overall activity levels increase due to the construction and operation of microfactories.

Research and Development Expenses

Research and development expenses consist of the costs associated with the employment of Arrival’s engineering staff, third-party engineering consultants and program consumables. Costs associated with development projects such as vehicle programs, component programs and software products are capitalized as intangible assets under construction. For more information about Arrival’s accounting policy for intangible assets, refer to Note 3 in the accompanying financial statements of Arrival included elsewhere in this annual report. Arrival expects research and development expenses to increase as it continues to develop its vehicles, components, microfactory technology and software.

Impairment Expense

Impairment expense relates primarily to research and development projects which have been capitalized as “assets under construction.” Management of Arrival evaluates the progress of each project every period and if it identifies any difference or change in the initial plan or expected future cash flows that the project will generate, the appropriate impairment amount is recorded to adjust the carrying amount of the development cost. Arrival expects its impairment expense to decrease as Arrival gets closer to the start of production of its vehicles and first generation of revenue from these programs.

Finance Income (Expense), Net

Finance income consists primarily of interest income and both realized and unrealized foreign exchange gains that have been created due to the fluctuation of the exchange rates between the Euro and the various other currencies that Arrival is using for its operations. Finance expense consists primarily of interest calculated on lease liabilities and both realized and unrealized foreign exchange losses that have been created due to the fluctuation of the rate between the Euro and the various other currencies that Arrival is using for its operations.

Results of Operations – Arrival

Results of Operations for the Year Ended December 31, 2020 and the Year Ended December 31, 2019

The following table sets forth Arrival’s historical operating results for the periods indicated:

	For the Year Ended December 31,		€’000 Changes	% Changes
	2020	2019
(in thousands)	€’000	€’000
Revenue	—	—	—	—
Cost of Revenue	—	—	—	—

Gross Profit	—	—	—	0%

Administrative Expenses	(75,133)	(31,392)	(43,741)	139%
Research and Development Expenses	(17,947)	(11,149)	(6,798)	61%
Impairment Expense	(391)	(4,972)	4,581	(92%)
Other Income	2,362	2,583	(221)	(9%)
Other Expenses	(6,853)	(6,911)	58	(1%)

Operating Loss	(97,962)	(51,841)	(46,121)	99%

Finance Income	2,703	51	2,652	5200%
Finance Expense	(5,758)	(3,235)	(2,523)	78%

Net Finance (Expense)/Income	(3,055)	(3,184)	129	5278%

Loss Before Tax	(101,017)	(55,025)	(45,992)	84%
Tax Income	17,802	6,929	10,873	157%

Loss for the Year	(83,215)	(48,096)	(35,119)	241%

Administrative Expenses

Administrative expenses increased €43.7 million, or 139%, from €31.4 million in the twelve months ended December 31, 2019 to €75.1 million in the twelve months ended December 31, 2020. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of non-engineering staff to support its expanding research and development programs and increased rent and property utilities as it acquired additional properties for use as research and development workshops and office locations.

Research and Development Expenses

Research and development expenses increased by €6.8 million, or 61%, from €11.1 million in the year ended December 31, 2019 to €17.9 million in the year ended December 31, 2020. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of engineering staff to work on Arrival’s research and development programs and increased consumable costs in relation to these programs.

Impairment Expense

Impairment expense decreased by €4.5 million, or 90%, from €5.0 million in the year ended December 31, 2019 to €0.5 million in the year ended December 31, 2020. Impairment charges relate to capitalized projects assessed not to offer probable future net cash inflows and specific assets within capitalized projects that had been determined to no longer form part of the product.

Finance Income (Expense), Net

Finance income (expense), net decreased by €0.1 million from net finance expense of €3.2 million in the year ended December 31, 2019 to net finance expense of €3.1 million in the year ended December 31, 2020. An increase in the period of interest expense in relation to leases was offset by an increase in interest receivable in relation to loans granted to members of Arrival’s Restricted Share Plan.

Results of Operations for the Year Ended December 31, 2019 and the Year Ended December 31, 2018

The information set forth in the section of the Company’s Registration Statement entitled “Arrival Management’s Discussion and Analysis of Financial Condition and Results of Operation – Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018” beginning on page 183 is incorporated herein by reference.

B. Liquidity and Capital Resources

As of the date of this annual report, Arrival has yet to generate any revenue from its business operations. Since inception, Arrival has funded its operation, capital expenditure and working capital requirements through capital contributions and loans from its largest stockholder, Kinetik S.à r.l., private placements of its equity securities and investments from certain strategic partners.

As of December 31, 2020, the Company’s cash and cash equivalents amounted to €28,000 and Arrival’s cash and cash equivalents amounted to €67.1 million. On the Closing Date, Arrival received approximately $611.6 million in net proceeds in connection with the Closing. Arrival expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the Arrival Bus and Arrival Van, develop its customer support and marketing infrastructure and continue its research and development efforts. Arrival believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months and to fund its operations until it commences production of the Arrival Bus and Arrival Van as currently contemplated. However, additional funding may be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to complete the design of the Arrival Bus or Arrival Van, or tooling of the necessary microfactories needed to start vehicle production as currently contemplated. In addition, Arrival’s budget projections may be subject to cost overruns for reasons outside of its control and it may experience slower sales growth than anticipated, which would pose a risk to Arrival achieving cash flow positivity. Arrival will continue to evaluate its operational performance and requirements and will also continue to consider alternative operational schedules and opportunities. Any changes to Arrival’s current plans and projection could require Arrival to seek more funding earlier than originally anticipated.

If Arrival were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing, Arrival believes that its strong, debt-free balance sheet would enable the Company to access financing on reasonable terms. However, there can be no assurance that such financing would be available to the Company on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than Arrival expects, Arrival may be forced to decrease its level of investment in product development or scale back its operations, which could have an adverse impact on its business and financial prospects.

As an early stage growth company in the pre-commercialization stage of development, the net losses Arrival has incurred since inception are consistent with Arrival’s strategy and budget. Arrival will continue to incur net losses in accordance with Arrival’s operating plan as Arrival continues to expand its operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of Arrival’s operating, investing and financing cash flows:

	For the Year Ended December 31,
(in thousands)	2020		2019
			Restated*
Net cash provided by (used in)	€	’000	€ ’000
Operating activities		(77,326)	(35,135)
Investing activities		(106,688)	(48,342)
Financing activities		153,754	178,624

Net change in cash and cash equivalents		(30,260)	95,147

*	Restated to reflect reclassification of cash flows described in Note 2 in the accompanying consolidated financial statements of Arrival included elsewhere in this annual report.

Cash Flows from Operating Activities

Arrival’s cash flows used in operating activities to date have been primarily comprised of costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. As Arrival expects to increase hiring leading up to the commencement of commercial operations, Arrival expects its cash used in operating activities to increase significantly before it starts to generate any material cash flows from its business.

Net cash used in operating activities was €77.3 million for the year ended December 31, 2020 compared to €35.1 million for the year ended December 31, 2019. The increase of €42.2 million was primarily due to increased outflows on staff and other project costs as Arrival expanded its research and development activities, as well as outflows on supporting infrastructure such as property costs.

Cash Flows from Investing Activities

Arrival’s cash flows used in investing activities to date have been primarily comprised of development expenditure (staff and project costs) capitalized as intangible fixed assets under construction in relation to the development of vehicles, vehicle components, software and microfactories. In addition, Arrival purchases tangible fixed assets (plant and equipment) in support of both research and development programs. Arrival expects the cost of investing activities to increase substantially in the near future as it ramps up program activity and microfactory construction ahead of commencing commercial operations.

Net cash used in investing activities was €106.7 million for the year ended December 31, 2020, and €48.3 million for the year ended December 31, 2019. In both periods this primarily consisted of cash outflows for development program expenditure (staff and project costs) capitalized as intangible assets under construction.

Cash Flows from Financing Activities

Net cash provided by financing activities was €153.8 million for the year ended December 31, 2020, which was primarily due to capital contributions of an aggregate of 44,146,679 Class A Preferred Shares in a private placement to Winter Capital and funds and accounts managed by BlackRock at a price of €3.40909 per share on October 12, 2020.

Net cash provided by financing activities was €178.6 million for the year ended December 31, 2019, which was primarily due to capital contributions and an aggregate of 29,333,341 Class A Preferred Shares in a private placement to Hyundai and Kia at a price of €3.40909 per share on December 6, 2019.

Debt

Currently, Arrival has no third-party debt. Although Arrival has no current plans to incur additional debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur such debt on the terms offered.

C. Research and development, patents and licenses, etc.

Arrival has invested and continues to invest significant resources into ongoing research and development programs as it believes its ability to grow its market position depends, in part, on breakthrough technologies that offer a unique value proposition for Arrival’s customers and differentiation from its competitors. The majority of Arrival’s research and development activities take place within its headquarters facility in the UK and at its development partners’ facilities located around the world.

Arrival’s success depends in part upon its ability to protect its own IP and core technologies. Arrival protects its intellectual property rights in the U.S., the U.K., Europe, and abroad, through a combination of patent, trademarks, designs and trade secret protection, as well as having confidentiality and invention assignments with our employees and consultants. As a result of Arrival’s vertically integrated approach and strong IP portfolios, up to approximately 70% of the Arrival Van and approximately 40% of the materials used to produce the Arrival Bus is either owned or controlled by Arrival.

For more information, see Item 4: Information on the Company.

D. Trend information

Market Trends and Competition

Arrival Van

The Global Light Commercial Vehicle Market (3.5 tons and below) is estimated to be between 10-13 million units per year. While the Global parc has remained fairly static in recent years, the growing pressure for more clean air zones and environmental commitments from governments has resulted in a growing demand for electric fueled vehicles. An upsurge in customers and fleet operators committing to move away from combustion to electric vans has seen forecasts estimating a 30%-50% penetration by 2030.

While traditional OEM’s like Mercedes-Benz, Ford and Volkswagen have started their transition to EVs, they still have a heavy investment in combustion-fueled vehicles and the shift of diesel powertrains to electric is a slow and expensive process. This has created more demand than supply which has resulted in higher prices for electric vans (50-70% higher cost than combustion vehicles) with limitations on payload and availability. Mercedes recently launched the eSprinter available in one length, with a low range capability and price tag in EU of €60,000. Renault Master and Iveco Daily are the only existing models in the market with similar load capacity to Arrival, but both are redesigns of their diesel counterparts and therefore, heavy and expensive, between €60,000 and €80,000, resulting in very little market penetration to date.

Arrival Vans have the flexibility and payload capabilities of current combustion vehicles and have been designed from the bottom up with customers in mind. Features have been designed not based on historical practice but customer needs and requirements as well as equipping vehicles with advanced software capabilities and upgrades. In addition, Arrival’s strong battery range capabilities are expected to reduce any customer range anxiety and its high standard specification and simplified market approach means Arrival Vans should fit the majority of customer needs. A microfactory set up means we can rely on local supply chains and create vehicles fit for local market requirements without high costs for vehicle and part transportation. Arrival believes as a result of all of these factors, it can produce a light commercial van at a highly attractive price that is closer to prices for combustion vehicles, but with better payload capacity, cargo volume and efficiency than currently available in the market.

Arrival Bus

With an addressable market of over 130,000 vehicles yearly, the transit bus market creates a strong opportunity for Arrival and its innovative product design and technology. The bus market is in need of environmental reform particularly in the following two areas: bus fleets must be converted into zero emission vehicles and a good public transport experience has the potential of lowering the number of private vehicles on the road. Both are imperatives for major cities around the world. However, local governments and operators have reservations about this change, as it represents a significant financial investment and the use of technology that evolves at a fast pace.

Arrival believes the customer centric design and strong dimensions/performance ratio (50% payload to GVW ratio versus approximately 33% for Mercedes E-Citaro and 29% Yutong E12) of the Arrival Bus together with its competitive price point relative to ICE vehicles and other electric buses puts it in a unique position to accelerate needed transit bus reform.

E. Off-balance sheet arrangements

Arrival did not have any material off-balance sheet arrangements during the reported periods.

F. Tabular disclosure of contractual obligations

The following table summarizes Arrival’s estimated material contractual cash obligations and commercial commitments as of December 31, 2020, and the future periods in which such obligations are expected to be settled in cash:

	Payments Due by Period
Amounts in thousands	Total	Less than 1 Year	1-5 Years	More than 5 Years
	€’000	€’000	€’000	€’000
Contractual Obligations:
Operating Lease Obligations	135,595	9,891	42,905	82,799

Total	135,595	9,891	42,905	82,799

In addition, Arrival enters into agreements in the normal course of business with vendors to perform various services, which are generally cancelable upon written notice. These payments are not included in this table of contractual obligations.

G. Safe harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6: Directors, Senior Management and Employees

A. Executive Officers and Directors

The following table lists each of our executive officers and directors and their respective ages and positions as of April 1, 2021.

Name	Age	Title
Denis Sverdlov	42	Chief Executive Officer
Tim Holbrow	45	Interim Chief Financial Officer
Avinash Rugoobur	39	President and Director
Michael Ableson	59	Chief Executive Officer, Automotive
Daniel Chin	37	General Counsel
Tawni Nazario-Cranz	46	Director
F. Peter Cuneo (Chairman)	77	Chairman
Alain Kinsch	49	Director
Kristen O’Hara	51	Director
Jae Oh	42	Director
Rexford J. Tibbens	52	Director

Set forth below is a brief biography of each of our executive officers and directors.

Denis Sverdlov. Mr. Sverdlov founded Arrival and established its operations in the UK in 2015 and has served as its Chief Executive Officer since March 2016. Prior to founding Arrival, Mr. Sverdlov served as Deputy Minister for Communications and Mass Media in Russia from July 2012 to August 2013. Mr. Sverdlov was co-founder and Chief Executive Officer of Yota from 2007 to 2012, which at the time was the largest 4G telecommunications operator in Russia. Mr. Sverdlov oversaw the successful sale of Yota for $1.5 billion. Prior to working at Yota, Mr. Sverdlov was the co-founder and managing partner of Korus Consulting, one of the top IT consulting companies in Russia from 2003 to 2007. In 2000, Mr. Sverdlov founded his first company, IT Vision, an IT consulting company. Mr. Sverdlov graduated cum laude with a degree in Finance from St. Petersburg State University of Engineering and Economics in 2000.

Tim Holbrow. Mr. Holbrow has served as Arrival’s Chief Financial Officer since August 2019. Prior to joining Arrival, Mr. Holbrow was the Chief Financial Officer at Somo Global, a digital product agency, from August 2015 to August 2019. From 2012 to 2015, Mr. Holbrow served as the Chief Financial Officer at Procserve, an e-procurement start-up, including the eventual sale of the company to Basware. Prior to joining Procserve, Mr. Holbrow served in various senior finance roles at Symbian Software, a smartphone operating system company, and as the Chief Financial Officer at its open source successor company the Symbian Foundation after Symbian Software was acquired by Nokia. Mr. Holbrow is a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate Member of the Institute of Corporate Treasurers. Mr. Holbrow received a BSc in Mathematics & Computer Science from the University of Exeter.

Avinash Rugoobur. Mr. Rugoobur has served as the President of Arrival since July 2020 after initially joining as the Chief Strategy Officer for Arrival in March 2019. Prior to joining Arrival, Mr. Rugoobur was the Head of Strategy and M&A for General Motors Cruise from September 2017 to January 2019. Mr. Rugoobur also co-founded Curve Tomorrow, a leading digital health technology company in Melbourne, Australia in October 2009 where he served as Co-CEO until July 2018, and Bliss Chocolates (now known as Smoor) in Bangalore, India where he served as the Product, Innovation and Marketing Officer from 2008 to 2009. Prior to and after Bliss, Mr. Rugoobur served in multiple engineering and management roles at General Motors, including approximately four years leading advanced technology activities in Silicon Valley. Mr. Rugoobur was responsible for the acquisition of Cruise, General Motor’s self-driving car division, for approximately $1 billion. Mr. Rugoobur received a bachelor’s degree in Mechanical Engineering and Computer Science, Mechatronics with Honors from the University of Melbourne and a Postgraduate Certificate in Knowledge Management.

Michael Ableson. Mr. Ableson has served as the Chief Executive Officer of Arrival Automotive since October 2019. Prior to joining Arrival, Mr. Ableson spent 35 years with General Motors in a number of positions, including: Vice President of EV Infrastructure from November 2018 to September 2019; Vice President of Global Strategy and Innovation from September 2015 to October 2018; Vice President of Portfolio Planning from January 2015 to September 2015; Vice President of Engineering, GM-Europe and Member of the Management Board, Opel from September 2012 to December 2014; Vehicle Line Executive, Small Cars from January 2012 to August 2012; Executive Director Global Advanced Vehicle Development from April 2004 to December 2011; Vehicle Chief Engineer, Small and Midsize Trucks from April 2001 to April 2004; Vehicle Chief Engineer, Hybrid Vehicle from April 2000 to April 2001 and Vehicle Chief Engineer Global Midsize Vehicles from September 1997 to April 2000. Mr. Ableson is also a member of the Executive Committee of the Transportation Research Board, a member of the University of Michigan Energy Institute Advisory Board, and a past member of the University of California, Berkeley Engineering Advisory Board. Mr. Ableson received a Master of Science degree in mechanical engineering from the University of California, Berkeley and a Bachelor of Science degree in mechanical engineering from the University of Michigan, Ann Arbor.

Daniel Chin. Mr. Chin has served in Arrival’s legal department since January 2018 and as Arrival’s General Counsel since June 2020. Prior to joining Arrival, Mr. Chin was Legal Counsel at ITRS Group Ltd from July 2016 to December 2017, acted as Legal Consultant at Morgan Stanley (seconded from Axiom Law) from April 2015 to July 2016 and worked in the Singapore office of YKVN Law from September 2012 to April 2015. Mr. Chin trained and qualified at Weil, Gotshal & Manges, working in their London and New York offices between September 2007 and April 2011. Mr. Chin received a bachelor’s degree in Natural Sciences from the University of Durham, England, graduated from BPP Law School, England in August 2007 and has been admitted to practice as a Solicitor in England and Wales since 2009.

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

F. Peter Cuneo has served as CIIG’s Chief Executive Officer and Chairman of its Board of Directors since its inception. Mr. Cuneo has served as Chairman of the Board at Iconix Brand Group (Nasdaq: ICON), a brand management company and owner of a portfolio of global consumer brands, since January 2019. Mr. Cuneo previously served as Executive Chairman of Iconix’s Board of Directors from January 2018 to May 2018 and from April 2016 through December 2016. From 2015 to 2018, and while not serving as Executive Chairman, Mr. Cuneo served as Chairman of the Board of Iconix. He also served as Interim Chief Executive Officer of Iconix from May to October 2018 and 2015 until 2016. Mr. Cuneo currently serves as Chairman of BeyondView LLC, a digital twin technology company, since 2017 and as a Director on the Board of electroCore, Inc. (Nasdaq: ECOR), since 2020. Mr. Cuneo has also been the Managing Principal of Cuneo & Company, LLC, a private investment and management company, since 2010. He is a recognized leader in corporate value creation and has reshaped the operations of seven distressed companies in the global media and consumer products sectors in the past 35 years. Business Insider called Mr. Cuneo one of the best turnaround CEOs. From 1999 to 2009,

Mr. Cuneo was first President and Chief Executive Officer and then Vice Chairman of the Board of Marvel Entertainment Inc. (NYSE:MVL). His tenure ended with Marvel’s more than $4 billion sale to Disney at the end of 2009. From 1993 to 1996, Mr. Cuneo was President and Chief Executive Officer of Remington Products Company. Previously, Mr. Cuneo has also served as President of the Security Hardware Group of the Black & Decker Corporation (NYSE: SWK), President of Bristol-Myers Squibb Co.’s (NYSE: BMY) Pharmaceutical Group in Canada and President of the Clairol Personal Care Division. Mr. Cuneo received his M.B.A. from Harvard Business School and a B.S. from Alfred University. Mr. Cuneo served two tours as a Lieutenant in the U.S. Navy in the Vietnam War.

Alain Kinsch served as an audit partner at Ernst & Young S.A. (“EY”) from 2004 through 2020. During Mr. Kinsch’s time at EY, he served as EY Luxembourg Country Managing Partner and EMEIA Private Equity Fund Leader from 2009 through 2020. Previously, Mr. Kinsch served as EY Luxembourg Private Equity Leader from 2004 through 2012. At EY, Mr. Kinsch served a portfolio of clients including private equity funds, banks and mutual funds as well as industrial and commercial companies as signing audit partner and engagement partner on consulting, valuation and M&A mandates. Prior to joining EY, Mr. Kinsch served in various positions of increasing responsibility at Arthur Andersen in Luxembourg from 1995 through 2002, beginning as an Assistant leading up to his position as Senior Manager. Beginning in 2021, Mr. Kinsch began serving as an independent director of Aperam S.A. (Euronext Amsterdam: APAM), a stainless and specialty steel producer, and serves on its Audit & Risk Management Committee and as Chairman of its Remuneration, Nomination & Corporate Governance Committee. Mr. Kinsch is a Certified Public Accountant. He has received a M.B.A. from INSEAD Fontainebleau and a M.Sc. Business from the University of Paris-Dauphine.

Kristen M. O’Hara is a strategic marketing professional who has worked for several global enterprises in the media industry. Ms. O’Hara is currently Senior Vice President and Chief Business Officer of Hearst Magazines. Ms. O’Hara served as VP Business Solutions of Snap Inc. (NYSE: SNAP) from September 2018 to October 2018, and prior to that, served as Chief Marketing Officer, Global Media for Time Warner Inc. (now Warner Media, LLC), a position she held since 2011. Earlier executive roles with Time Warner Inc.’s Global Media Group include Senior Vice President and Managing Director, Senior Vice President of Marketing and Client Partnerships, and from 2002 to 2004, Ms. O’Hara was the Vice President of Corporate Marketing and Sales Strategy for the Time Inc. division of Time Warner Inc. From 1993 to 2002, Ms. O’Hara served in several positions at global marketing communications firm Young & Rubicam Inc., driving business development and brand strategy for blue chip advertisers. Ms. O’Hara has been a member of the board of trustees of the Signature Theatre Company since 2012. She is a member of the board of directors of CIIG and was formerly a member of the boards of directors of MDC Partners Inc. (Nasdaq:MDCA) from 2019 to 2020, Iconix Brand Group, Inc. (Nasdaq: ICON) from 2016 to 2018, and the Data & Marketing Association. Ms. O’Hara received a B.A. from the College of the Holy Cross.

Jae Oh has served as Vice President, Head of Corporate Development at Hyundai since October 2017. Since joining Hyundai, Mr. Oh has been responsible for leading a broad spectrum of strategic investment activities ranging from Series A to mergers and acquisitions. In line with Hyundai’s strategic pillars, Mr. Oh’s focus verticals have been Mobility-as-a-Service, AI, AV, Electrification/future energy, and Urban Air Mobility. Prior to joining Hyundai, Mr. Oh served as a Director of Global Capital Markets at Merrill Lynch from January 2014 through May 2016. Prior to joining Merrill Lynch, starting in 2001 Mr. Oh served in various roles in banking and management consulting, including as a Director of Investment Banking at UBS Investment Bank in Seoul, South Korea, as a Vice President of Investment Banking at Lehman Brothers / Nomura in Hong Kong, as an Associate at Huron Consulting Group in Chicago and as an Analyst at ABN AMRO Bank in New York. Mr. Oh received an M.B.A. from the University of Chicago Booth School of Business and a B.A. from Northwestern University.

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

B. Compensation of Executive Officers and Directors

Executive Compensation

The Company’s executive compensation program reflects Arrival’s compensation policies and philosophies (as described below), as they may be modified and updated from time to time. Decisions made with respect to the compensation of the Company’s executive officers is made by the compensation committee.

Equity Incentive Plan

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

Arrival Executive Compensation

For the year ended December 31, 2020, Arrival’s executive officers received total aggregate compensation of €7,659,123. The total compensation paid to Arrival’s executive officers consists solely of base salary and the grant date fair value of stock options granted in 2020.

Arrival Share Option Plan 2020 and Restricted Share Plan 2020

On October 7, 2020, the Arrival shareholders adopted the (i) Arrival Share Option Plan 2020 (the “SOP 2020”) and (ii) Arrival Restricted Share Plan 2020 (the “RSP 2020”). As of December 31, 2020, stock options and restricted shares awards under the SOP 2020 and RSP 2020 covering 39,391,385 Arrival Ordinary Shares (before the Second Exchange) in aggregate were outstanding. The exercise of options under the SOP 2020 is intended to be settled with Arrival Ordinary Shares.

The maximum number of stock options and restricted share awards which may be granted under the SOP 2020 and the RSP 2020 in aggregate is initially limited to 50,000,000 Arrival Ordinary Shares. If any stock option under the SOP 2020 or restricted share award under the RSP 2020 lapses, then the number of Arrival Ordinary Shares covered by such stock option or restricted share award would become available for the purpose of future grants. The SOP 2020 and RSP 2020 are operated by Arrival’s board of directors. Arrival’s board of directors may delegate its powers under the SOP 2020 and the RSP 2020 to a committee or persons authorized by Arrival’s board of directors.

Compensation of Directors

The Company pays a retainer of $200,000 per year to its non-employee directors (other than Mr. Oh), $40,000 per year to the chairperson of its audit committee, $30,000 per year to the chairperson of its compensation committee and $20,000 per year to the chairperson of its nominating committee.

C. Board Practices

Board Composition

The names and ages of the Company’s current directors are listed in the table below. Age references in the table below are as at April 1, 2021. The business address for our directors is c/o Arrival, 1, rue Peternelchen, L-2370 Howald, Grand-Duchy of Luxembourg.

Name	Age	Class	Committees
Tawni Nazario-Cranz	46	Class C	Compensation (Chair), Nominating
F. Peter Cuneo (Chairman)	77	Class A	Audit
Alain Kinsch	49	Class C	Audit (Chair)
Kristen O’Hara	51	Class B	Nominating (Chair), Compensation
Jae Oh	42	Class A	Nominating
Avinash Rugoobur	39	Class C	—
Rexford J. Tibbens	52	Class B	Audit, Compensation

Classified Board of Directors

In accordance with the Company’s articles of association, the Board of Directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class A and Class B directors) serving a three-year term. The initial Class A directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2021, the initial Class B directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2022, and the initial Class C directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2023.

Independence of our Board of Directors

A majority of the Board of Directors are independent directors and the Board of Directors has an independent audit committee and compensation committee.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Each of the members of the Company’s audit committee qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee’s charter is available on the Company’s website. The reference to the Company’s website address in this annual report does not include or incorporate by reference the information on the Company’s website into this annual report.

Compensation Committee

Our compensation committee is responsible for, among other things:

•

reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the Board of Directors, in conjunction with a majority of the independent members of the Board of Directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board of Directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our Board of Directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

Each of the members of our compensation committee qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The audit committee’s charter is available on the Company’s website. The reference to the Company’s website address in this annual report does not include or incorporate by reference the information on the Company’s website into this annual report.

Nominating Committee

Our nominating committee is responsible for, among other things:

•	overseeing succession planning for our Chief Executive Officer and other executive officers;

•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

The nominating committee’s charter is available on the Company’s website. The reference to the Company’s website address in this annual report does not include or incorporate by reference the information on the Company’s website into this annual report.

Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our Board of Directors believes its administration of its risk oversight function has not negatively affected our Board of Directors’ leadership structure.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on our website. In addition, the Company intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this annual report does not include or incorporate by reference the information on the Company’s website into this annual report.

D. Employees

As of March 31, 2021, Arrival had 1,861 full-time employees based primarily in the United Kingdom (1,027), Europe and Rest of World (774) and the United States (60). Over 85% of Arrival’s employees are engaged in research and development and related functions. Arrival anticipates significant employee growth as it approaches commercialization. Arrival’s targeted employees to hire typically have significant experience working for well-respected OEMs, automotive engineering firms and software and robotics companies. To date, Arrival has not experienced any work stoppages and considers its relationship with its employees to be in good standing. None of Arrival’s employees are either represented by a labor union or subject to a collective bargaining agreement.

E. Share Ownership

The following table shows the beneficial ownership of Ordinary Shares at Closing by:

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing through the exercise of any option, warrant or any other right.

We have based percentage ownership on 606,157,267 Ordinary Shares outstanding as of March 25, 2021.

Unless otherwise noted, the business address of each beneficial owner is c/o Arrival, 1, rue Peternelchen, L-2370 Howald, Grand-Duchy of Luxembourg.

Name of Beneficial Owner	Number	Percentage(1)
Executive Officers and Directors:
Denis Sverdlov(2)	—	—
Tim Holbrow	—	—
Avinash Rugoobur	—	—
Michael Ableson	—	—
Daniel Chin	—	—
Tawni Nazario-Cranz	—	—
F. Peter Cuneo(3)	1,874,680	*
Alain Kinsch	—	—
Kristen O’Hara	25,000	*
Jae Oh	—	—
Rexford J. Tibbens	—	—
All directors and executive officers as a group (11 individuals)(3)	1,874,680	*

*	Less than one percent of outstanding Ordinary Shares.
(1)	Percentages are based on 606,157,267 Ordinary Shares outstanding as of March 25, 2021 following the consummation of the Business Combination.
(2)

Represents options to purchase Ordinary Shares that are immediately exercisable. Does not include Ordinary Shares held by Kinetik S.à r.l. Mr. Sverdlov is the founder of Kinetik S.à r.l. Kinetik S.à r.l. is owned by The Kinetik Trust, of which Mr. Sverdlov is a beneficiary. Mr. Sverdlov disclaims beneficial interest of such shares.

(3)	Includes 1,195,834 Ordinary Shares underlying Warrants that will become exercisable 30 days after the Closing.

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares by each person known by us to be a beneficial owner of more than 5% of the Ordinary Shares. We have based percentage ownership on 606,157,267 Ordinary Shares outstanding as of March 25, 2021.

Name of Beneficial Owner	Number	Percentage(1)
Five Percent or More Holders:
Kinetik S.à r.l.(2)	463,275,682	76.43%

*	Less than one percent of outstanding Ordinary Shares.
(1)	Percentages are based on 606,157,267 Ordinary Shares outstanding as of March 25, 2021 following the consummation of the Business Combination.
(2)

Based on a Schedule 13D filed on April 5, 2021. The trustee of The Kinetik Trust, The Kinetik Foundation, may be deemed to have voting and dispositive power of the Ordinary Shares held by Kinetik S.à r.l. Voting and investment decisions are made on behalf of The Kinetik Foundation by a council of three members, none of whom have individual or investment power with respect to such shares.

Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2020.

B. Related Party Transactions

Policies and Procedures for Related Person Transactions

The Board of Directors has adopted a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, which comprise any transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” for purposes of such policy means: (i) any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors; (ii) any person who is known by the Company to be the beneficial owner of more than 5% of the Ordinary Shares; (iii) any immediate family member of any of the foregoing persons (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a director, executive officer or a beneficial owner of more than 5% of the Company’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Ordinary Shares; and (iv) any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Acquisitions

The following transactions were carried out with entities affiliated with Kinetik S.à r.l.:

On September 12, 2017, Arrival acquired TRA Robotics Ltd (later renamed Arrival Robotics Ltd) from K Remy Robotics S.à r.l. (an affiliate of Kinetik S.à r.l.) for $1.8 million.

On October 30, 2018, Arrival Ltd, a subsidiary of Arrival, acquired Sim-ply Designed Ltd from Studio 26 S.à r.l. (an affiliate of Kinetik S.à r.l.) for €1.7 million.

On April 11, 2019, Arrival acquired Arrival Management Systems Limited (later renamed Arrival M Ltd) from K Cybernation S.à r.l. (an affiliate of Kinetik S.à r.l.) for €3.3 million.

On September 2, 2019, Arrival Ltd, a subsidiary of Arrival, acquired Roborace Limited (later renamed Arrival R Ltd) from K Robolife S.à r.l. (an affiliate of Kinetik S.à r.l.) for €61.1 million.

On September 2, 2019, Arrival acquired Roborace Inc. (later renamed Arrival USA Inc.) from K Robolife S.à r.l. (an affiliate of Kinetik S.à r.l.) for €4.5 million.

Related Party Loans

In September 2020, Kinetik S.à r.l. loaned Arrival €10 million on an interest free basis. Arrival fully repaid the loan in October 2020.

Restricted Share Purchases

In October 2020, certain of Arrival’s executive officers purchased restricted ordinary shares of Arrival in the following amounts, all at a price of €3.40909 per share which was the amount paid for such shares in a private placement of ordinary shares of Arrival that closed in October 2020:

Tim Holbrow:	176,001
Avinash Rugoobur:	880,001
Mike Ableson:	440,001
Daniel Chin:	293,334

Arrival, or certain of its subsidiaries, loaned Arrival’s executive officers the funds necessary to purchase the above-listed restricted ordinary shares of Arrival, which were repaid prior to the Closing through bonuses paid to such executive officers in 2021.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see Item 18 below.

Legal Proceedings

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business. On February 8, 2021, the Company, Arrival and Merger Sub were named as defendants along with CIIG and its directors in a lawsuit brought by an alleged stockholder of CIIG. To the best of our knowledge, none of our officers or directors is involved in any legal proceedings in which we are an adverse party.

Dividend Policy

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

The Board of Directors may resolve that the Company pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s articles of association. The Board of Directors shall set the amount and the date of payment of the interim dividend.

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

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9: The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares and Warrants are currently listed for trading on the Nasdaq under the symbols “ARVL” and “ARVLW,” respectively.

Item 10: Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association have been previously filed as Exhibit 1.1 to our report on Form 20-F filed with the SEC on March 26, 2021, and is incorporated by reference into this annual report. The information called for by this Item 10B: Additional Information - Memorandum and Articles of Association has been reported previously in our Registration Statement on Form F-4, filed with the SEC on February 25, 2021 (the “Registration Statement”), under the heading “Description of Holdco’s Securities,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our Articles.

C. Material Contracts

Each material contract to which the Company has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to the Registration Statement and is summarized elsewhere herein.

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in the British Virgin Islands that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E. Taxation

Luxembourg Income Taxation

The following is a general description of certain Luxembourg tax considerations relating to the Company and the holders of Ordinary Shares and Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Warrants. Holders of the Company’s securities should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The comments below are intended as a basic overview of certain tax consequences in relation to the Company and the purchase, ownership and disposition of Ordinary Shares and Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Withholding taxation

Any dividend distributed by the Company to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares and Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares and Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares and Warrants, or realize capital gains on the sale of any Ordinary Shares and Warrants, unless they sell a participation of more than 10% in the Company within 6 months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares and Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and Warrants sold or redeemed.

Luxembourg resident corporate holders who are family wealth management companies subject to the law of 11 May 2007, undertakings for collective investment subject to the law of 17 December 2010, to the law of 13 February 2007, or to the law of 23 July 2016 on reserved alternative investment funds (provided it is not foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of 23 July 2016 applies) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e. corporate income tax, municipal business tax and net wealth tax), other than the annual subscription tax calculated on their (paid up) share capital (and share premium) or net asset value.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares and Warrants held by a corporate holder, unless: (a) such holder is a Luxembourg resident other than a holder governed by: (i) the laws of 17 December 2010 and 13 February 2007 on undertakings for collective investment; (ii) the law of 22 March 2004 on securitisation; (iii) the law of 15 June 2004 on the investment company in risk capital; (iv) the law of 11 May 2007 on family estate management companies; or (v) the law of 23 July 2016 on reserved alternative investment funds or (b) such Ordinary Shares and Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

Luxembourg net wealth tax is levied at a 0.5 per cent rate up to EUR 500 million taxable base and at a 0.05 per cent rate on the taxable base in excess of EUR 500 million. Securitization vehicles, investment companies in risk capital (Société d’investissement en capital à risque (SICAR)), a regulated structure designed for private equity and venture capital investments (organized as tax opaque companies), and reserved alternative investment funds subject to the law of 23 July 2016 (provided it is foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of 23 July 2016 applies), are subject to net wealth tax up to the amount of the minimum net wealth tax.

The minimum net wealth tax is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90 per cent of their total gross assets and EUR 350,000, the minimum net wealth tax is currently set at EUR 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the EUR 4,815 minimum net wealth tax, the minimum net wealth tax ranges from EUR 535 to EUR 32,100, depending on the company’s total gross assets.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by Noteholders in connection with the issue of the Ordinary Shares and Warrants, nor will any of these taxes be payable as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares and Warrants, unless the documents relating to the Ordinary Shares and Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares and Warrants or in respect of the payment under the Ordinary Shares and Warrants or the transfer of the Ordinary Shares and Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Company if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares and Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and Warrants are included in his taxable estate for inheritance tax assessment purposes.

U.S. Federal Income Taxation

The following is a discussion of material U.S. federal income tax considerations to U.S. Holders relating to the acquisition, ownership and disposition of the Ordinary Shares and Warrants as of the date hereof. The discussion below only applies to the Ordinary Share and Warrants held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	government agencies or instrumentalities thereof;

•	regulated investment companies and real estate investment trusts;

•	expatriates or former residents of the United States;

•	persons that acquired the Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares or Warrants;

•	persons holding the Ordinary Shares or Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;

•	a person whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	holders that are controlled foreign corporations or PFICs;

•

a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;

•	a person actually or constructively owning 10% or more of the Ordinary Shares; or

•	tax-exempt entities.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Ordinary Shares or Warrants through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares or Warrants, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, changes to any of which subsequent to the date of this annual report may affect the tax consequences described in this annual report. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES AND WARRANTS. EACH HOLDER OF ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Ordinary Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied.

For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that the Company will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Warrants generally will be treated as U.S. source gain or loss.

It is possible that Luxembourg may impose an income tax upon sale of Ordinary Shares, in the event a U.S. holder sells a participation of more than 10% in the Company within 6 months of its acquisition. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Luxembourg income tax imposed upon capital gains in respect of Ordinary Shares may not be currently creditable unless a U.S. holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. holders should consult their tax advisors regarding the application of Luxembourg taxes to a disposition of Ordinary Shares and their ability to credit a Luxembourg tax against their U.S. federal income tax liability.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Ordinary Share on the exercise of a Warrant for cash. A U.S.

holder’s tax basis in a Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the CIIG warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefore.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such Warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Ordinary Shares received would equal the U.S. holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if the Company is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of the Company’s income and assets, including goodwill, and the fact that the Company is not yet producing revenue from its active operations, the Company may be classified as a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of the Company. Further, because the Company may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Merger) would increase the relative percentage of its passive assets. Moreover, the Company may be classified as a PFIC for its taxable year that includes the date of the closing of the Merger as a result of interest income that the Company earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that the Company is a PFIC for the taxable year that includes the date of the Merger or in a future year.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Ordinary Shares, and (ii) any “excess distribution” you receive on your Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

the gain or excess distribution will be allocated ratably over the period during which you held your Ordinary Shares;

the amount allocated to the current taxable year, will be treated as ordinary income; and

the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. The Company’s shareholders that are U.S. holders subject to U.S. federal income tax should not expect that they will receive cash distributions from the Company sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, U.S. holders of Warrants will not be able to make a QEF election with respect to their warrants.

The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. holder’s tax basis in Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of the Company’s income and your basis in your Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from the Company. If the Company determines that it is a PFIC for any taxable year, the Company will endeavor to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that the Company will timely provide such information. There is also no assurance that the Company will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if the Company holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which the Company holds an interest will not qualify as a PFIC, or that a PFIC in which the Company holds an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if the Company does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as the Company) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election. In addition, U.S. holders of Warrants will not be able to make a mark-to-market election with respect to their warrants.

PFIC Reporting Requirements. A U.S. holder of Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Warrants that is not a U.S. holder, including:

a nonresident alien individual, other than certain former citizens and residents of the United States;

a foreign corporation; or

a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Ordinary Shares or Warrants.

Assuming that the Company is not treated as a U.S. corporation under the rules discussed above, a non-U.S. holder of Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Warrant, or the lapse of a Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “ —U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Ordinary Shares and Warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares and the proceeds received on the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at: 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg. Those documents, which include our registration statements and other documents which were filed with the SEC, may be obtained electronically from the Investors section of our website at www.arrival.com or from the SEC’s website at www.sec.gov. We do not incorporate the information contained on, or accessible through, our website into this annual report, and you should not consider it a part of this annual report.

I. Subsidiary Information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Arrival is exposed to a variety of market and other risks, including the effects of changes in interest rates and inflation, as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

Arrival holds cash and cash equivalents for working capital purposes. As of December 31, 2020, Arrival had cash and cash equivalents of €67.1 million, consisting primarily of operating and savings accounts which are not affected by changes in the general level of interest rates.

Inflation Risk

Arrival does not believe that inflation has had, or currently has, a material effect on its business.

Foreign Currency Risk

Arrival’s functional currency is the Euro, while certain of Arrival’s current and future subsidiaries are expected to have functional currencies in British pound sterling, Russian rubles and U.S. dollars reflecting their principal operating markets. Once Arrival commences commercial operations, it expects to be exposed to both currency transaction and translation risk. In addition, Arrival expects that certain of its subsidiaries will have functional currencies other than the Euro, meaning that such subsidiaries’ results of operations will be periodically translated into Euros in Arrival’s consolidated financial statements, which may result in revenue and earnings volatility from period to period in response to exchange rates fluctuations. To date, Arrival has not had material exposure to foreign currency fluctuations and has not hedged such exposure, although it may do so in the future.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Use of Proceeds

None.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2020. Based on such evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2020, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to its lack of an effective control structure and sufficient financial reporting and accounting personnel, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Attestation report of the independent registered public accounting firm

Not applicable.

Changes in internal control over financial reporting

None.

Item 16A. Audit Committee Financial Expert

The board of directors has determined that Mr. Kinsch qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F, and that he is also “independent,” as defined in Rule 10A-3 under the Exchange Act and applicable NYSE standards. For more information about Mr.  Kinsch, see Item 6A: Directors, Senior Management and Employees.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all employees and a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer and all senior financial officers. The Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers are located on our website at www.arrival.com under “Investors – Corporate Governance – Governance Documents”.

We intend to provide disclosure of any amendments or waivers of our Code of Business Conduct and Ethics on our website within five business days following the date of the amendment or waiver.

Item 16C. Principal Accountant Fees and Services

KPMG LLP (“KPMG”) acted as our independent auditor for the period from October 27, 2020 to December 31, 2020 and as Arrival’s independent auditor for the years ended December 31, 2020 and 2019. The table below sets out the total amount billed to Arrival by KPMG for services performed for the period from October 27, 2020 to December 31, 2020 and the years ended December 31, 2020 and 2019, in thousands of euros, and breaks down these amounts by category of service:

(in thousands)	2020	2019
Audit Fees	€1,224	€2,202	(1)
Audit-Related Fees	—	—
Tax Fees	43	63
All Other Fees	229	91

(1)	Includes audit fee of €1,809 related to the completion of PCAOB audits for 2018 and 2019.

Audit Fees

Audit fees are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. The audit fees for 2020 include the audited financial statements included in our Registration Statement on Form F-4.

Tax Fees

Tax fees are related to tax compliance and other tax related services. From October 2020, KPMG is no longer engaged to provide tax services to Arrival.

All Other Fees

Other fees are related to other non-audit assurance services.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Comparison of Shareholder Rights

	Delaware	Luxembourg
SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS

Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

The DGCL also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the DGCL.

Under Luxembourg law and the articles of association, the board of directors has the broadest powers to take any action necessary or useful to achieve the company’s purpose. The board of directors’ powers are limited only by law and Holdco’s articles of association.

Any type of business combination that would require an amendment to the articles of association, such as a merger, de-merger, dissolution, or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor Holdco’s articles of association contain any provision requiring the board of directors to obtain shareholder approval of a sale, lease, or exchange of substantial assets of Holdco.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement,	Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with Holdco. The transaction must, however, be in Holdco’s corporate interest, which for instance requires that the transactions are made on arm’s length terms.

	Delaware	Luxembourg
arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

SHAREHOLDER RIGHTS PLAN

Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

Pursuant to Luxembourg law, the shareholders may create an authorized share capital which allows the board of directors to increase the issued share capital in one or several tranches with or without share premium, against payment in cash or in kind, by conversion of claims on Holdco or in any other manner for any reason whatsoever including (i) issue subscription and/or conversion rights in relation to new shares or instruments within the limits of the authorised capital under the terms and conditions of warrants (which may be separate or linked to shares, bonds, notes or similar instruments issued by Holdco), convertible bonds, notes or similar instruments; (ii) determine the place and date of the issue or successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares and instruments and (iii) remove or limit the statutory preferential subscription right of the shareholders in case of issue against payment in cash or shares, warrants (which may be separate or attached to shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments within the limits of such authorized share capital. The board of directors may be further authorized to, under certain conditions, limit, restrict, or waive

Delaware	Luxembourg

preferential subscription rights of existing shareholders when issuing new shares within the authorized share capital. The rights attached to the new shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of association.

In addition, the board of directors may be further authorized to make an allotment of existing or newly issued shares without consideration to (a) employees of Holdco or certain categories amongst those; (b) employees of companies or economic interest grouping in which Holdco holds directly or indirectly at least fifty per cent (50%) of the share capital or voting rights; (c) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of Holdco; (d) members of the corporate bodies of Holdco or of the companies or economic interest grouping listed in point (b) to (c) above or certain categories amongst those.

The authorization to the board of directors to issue additional shares or other instruments as described above within the authorized share capital (and to limit, restrict, or waive, as the case may be, preferential subscription rights) as well as the authorization to allot shares without consideration may be valid for a period of up to five years, starting from either the date of the minutes of the extraordinary general meeting resolving upon such authorization or starting from the date of the publication of the

	Delaware	Luxembourg

minutes of the extraordinary general meeting resolving upon such authorization in the Luxembourg official gazette (RESA). The authorization may be renewed, increased or reduced by a resolution of the extraordinary general meeting of shareholders, with the quorum and majority rules set for the amendment of the articles of association.

Holdco’s articles of association authorize its board of directors to issue Holdco Ordinary Shares within the limits of the authorized share capital at such times and on such terms as the board of directors or its delegates may decide for a period ending five years after the date of the creation of the authorized share capital unless such period is extended, amended or renewed. Accordingly, the board of directors is authorized to issue Holdco Ordinary Shares up to the limits of authorized share capital until such date. Holdco currently intends to seek renewals and/or extensions as required from time to time.

APPRAISAL RIGHTS	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor Holdco’s articles of association provide for appraisal rights.

SHAREHOLDER CONSENT TO ACTION WITHOUT MEETING	Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without	A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or Holdco’s articles of association.

	Delaware	Luxembourg
a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote in person, by proxy or, if the articles of association provide for that possibility, by correspondence.

The articles of association of Holdco provide for the possibility of vote by correspondence.

MEETINGS OF SHAREHOLDERS

CIIG’s bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. CIIG’s bylaws provide that a special meeting of the stockholders of CIIG may be called only by the Chairman of the Board of Directors of CIIG, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person.

Under the DGCL, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. CIIG’s Bylaws provide that at a stockholders meeting the holders of shares of outstanding capital stock of CIIG representing a majority of the voting power of all outstanding

Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year, within six months as from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and resolve on the discharge of the directors.

Other general meetings of shareholders may be convened.

Luxembourg law distinguishes between ordinary resolutions to be adopted and extraordinary resolutions to be adopted by the general meeting of shareholders. Extraordinary resolutions relate to proposed amendments to the articles of association and other limited matters. All other resolutions are ordinary resolutions.

Pursuant to Luxemburg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such

Delaware	Luxembourg
shares of capital stock of CIIG entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting.

resolution. Abstentions are not considered “votes.”

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued share capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, (v) an amendment of the articles of association and (vi) change of nationality.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

1915 Law provides that if, as a result of losses, net assets fall below half of the share capital of the company, the board of directors shall convene an extraordinary general meeting of shareholders so that it is held within a period not exceeding two months from the time at which the loss was or should have been ascertained by them and such meeting shall resolve on the possible dissolution of the company and possibly on other measures announced in the agenda. The board of directors shall, in such situation, draw up a special report which sets out the

	Delaware	Luxembourg
causes of that situation and justify its proposals eight days before the extraordinary general meeting. If it proposes to continue to conduct business, it shall set out in the report the measures it intends to take in order to remedy the financial situation of the company. The same rules apply if, as a result of losses, net assets fall below one-quarter of the share capital provided that in such case dissolution shall take place if approved by one-fourth of the votes casts at the extraordinary general meeting.

DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS

Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

•  surplus of the corporation, which is defined as net assets less statutory capital; or

•  if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or

Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of the board of directors, except in certain limited circumstances. Pursuant to Holdco’s articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if Holdco’s net profits and/or distributable reserves are sufficient under Luxembourg law. All Holdco Ordinary Shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with Holdco’s articles of association or applicable law.

Under Luxembourg law, at least 5% of Holdco’s net profits per year must be allocated to the creation of a legal reserve such reserve has reached an amount equal to 10% of Holdco’s issued

Delaware	Luxembourg

redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

Pursuant to the CIIG Amended and Restated Certificate of Incorporation, CIIG will provide all holders of shares of Common Stock included as part of the units sold in the IPO with the opportunity to have their shares redeemed upon the consummation of the Business Combination for cash equal to the applicable redemption price per share; provided, however, that the CIIG will only redeem or repurchase such shares so long as (after such redemption) CIIG’s net tangible assets will be at least $5,000,001 either immediately prior to or upon the consummation of the Business Combination. It is a condition to closing under the Business Combination Agreement, however, that CIIG has, in the aggregate, at least $400.0 million of available cash upon the consummation of the Business Combination. Given the amount currently in CIIG’s trust account, CIIG secured binding commitments for the PIPE to satisfy this condition, without which Arrival will not be required to consummate the Business Combination although Arrival may waive this condition.

share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of Holdco’s issued share capital. The legal reserve is not available for distribution.

Pursuant to Luxembourg law, Holdco (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided that:

•  the shareholders at a general meeting have previously authorized the board of directors to acquire its ordinary shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of acquisition for value, the maximum and minimum consideration;

•  the acquisitions, including shares previously acquired by Holdco and held by it and shares acquired by a person acting in his or her own name but on Holdco’s behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•  the shares repurchased are fully paid-up; and

•  the acquisition offer must be made on the same terms anduntil conditions to all the shareholders who are in the same position,

Delaware	Luxembourg

except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to Holdco’s shareholders.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to Holdco, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them, and (ii) in the case of shares acquired by either Holdco or by a person acting on its behalf with a view to redistributing the shares to its staff or staff of its controlled subsidiaries, provided that the distribution of such shares is made within twelve months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce Holdco’s share capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law) and are subject to specific provisions on reductions in share capital and

	Delaware	Luxembourg

redeemable shares under Luxembourg law.

Any shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on Holdco’s balance sheet a non-distributable reserve of the same amount must be reflected as a liability. Holdco’s articles of association provide that Holdco Ordinary Shares may be acquired in accordance with the law.

NUMBER OF DIRECTORS	A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. The Board consists of seven directors, divided into three classes, with only one class of directors being elected in each year, and each class serving a three-year term.

Pursuant to Luxembourg law, the Holdco Board must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

Holdco’s articles of association will provide that the board of directors shall be composed of at least six directors, to be elected by a simple majority vote at a general meeting. Abstentions are not considered “votes.”

VACANCIES ON BOARD OF DIRECTORS	The CIIG Amended and Restated Certificate of Incorporation provides that any newly created directorships resulting from an increase in the number of directors and any vacancies on the Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum,	Holdco’s articles of association provide that in case of a vacancy the remaining members of the board of directors may elect a director to fill the vacancy, on a temporary basis and for a period of time not exceeding the initial mandate of the replaced member of the board of directors, until the next general meeting of

	Delaware	Luxembourg
	or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was added or in which the vacancy occurred and until such director’s successor has been duly elected and qualified.	shareholders, which shall resolve on the permanent appointment in compliance with the applicable legal provisions and the articles of association.

REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS	Under Delaware law, a board of directors can be divided into classes. The Board is divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. The CIIG Amended and Restated Certificate of Incorporation provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of CIIG’s stockholders entitled to vote generally in the election of directors, voting together as a single class.

Under Luxembourg law, a director may be removed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous request) by a simple majority of the votes cast, with or without cause.

Holdco’s articles of association will provide for three different classes of directors. The duration of their mandate will not exceed three years and the duration shall be determined so as to ensure that the mandate of all the directors of the same class end on the same date and that a different full class of directors be fully renewed at each annual general meeting of shareholders of Holdco.

COMMITTEES	CIIG’s bylaws authorizes the Board to designate one or more committees by resolution of the Board. Each committee is to consist of one or more directors.	Holdco’s articles of association will provide that the board of directors may set up committees and determine their composition, powers, and rules.

CUMULATIVE VOTING	Under the DGCL, a corporation may adopt in its certificate of incorporation that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in	Not applicable.

	Delaware	Luxembourg
any proportion. CIIG has not adopted cumulative voting rights.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, a certificate of incorporation may be amended if:

•  the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and

•  the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Under Luxembourg law, amendments to Holdco’s articles of association require an extraordinary general meeting of shareholders held in front of a Luxembourg notary at which at least one half (50%) of the share capital is present or represented.

The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official electronic gazette (RESA) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital present or represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares.

An increase of the commitments of its shareholders requires the unanimous consent of the shareholders.

Holdco’s articles of association provide that for any extraordinary

	Delaware	Luxembourg

resolutions to be considered at a general meeting, the quorum shall be at least one-half of Holdco’s issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of Holdco’s authorized share capital within which the board of directors is authorized to issue further Holdco Ordinary Shares. The board of directors is then authorized to appear in front of a Luxembourg notary to record the capital increase and to amend the share capital set forth in the articles of association. The above also applies in case of the transfer of Holdco’s registered office outside the current municipality.

INDEMNIFICATION OF DIRECTORS AND OFFICERS	The DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by

Luxembourg law permits Holdco to keep directors indemnified against any expenses, judgments,

fines and amounts paid in connection with liability of a director towards Holdco or a third party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by Holdco, except in

	Delaware	Luxembourg

the corporation that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

•  by a majority of the disinterested directors, even though less than a quorum;

•  by a committee of disinterested directors designated by a majority vote of disinterested, directors, even though less than a quorum;

•  by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

•  by the stockholders.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

connection with criminal offences, gross negligence or fraud.

LIMITED LIABILITY OF DIRECTORS	Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard	Luxembourg law does not provide for an ex ante limitation of liability but it permits Holdco to

	Delaware	Luxembourg
	to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	keep directors indemnified as set out above.

ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS	Under the CIIG bylaws, any stockholder may bring proper business before an annual meeting, including nominations to the board of directors, but only if the stockholder gives timely notice, in writing and proper form, of the stockholder’s intention to bring the business before the meeting.

One or several shareholders holding at least 10% of the share capital may request the addition of one or several items on the agenda of a general meeting. Such request must be addressed to the registered office of Holdco by registered mail at least five days before the general meeting.

If one or more shareholders representing at least 10% of the share capital request so in writing, with an indication of the agenda, the convening of a general meeting, the board of directors or the statutory auditor must convene a general meeting. The general meeting must be held within a period of one month from receipt of such request.

SHAREHOLDERS’ SUITS

Under Delaware law, a stockholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members).

Shareholders generally do not have the authority to initiate legal action on a company’s behalf unless the company fails abusively to exercise its legal rights. However, a company’s shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits.

However, it is possible for plaintiffs who have similar but separate claims against the same defendant(s) to bring an action on

Delaware	Luxembourg
corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

a “group” basis by way of a joint action. It is also possible to ask the court, under article 206 of the Luxembourg New Civil Procedure Code, to join claims which are closely related and to rule on them together.

In addition, minority shareholders holding an aggregate of 10% of the voting rights and who voted against the discharge to a director at the annual general meeting of the company can initiate legal action against the director on behalf of the company.

Item 16I. Mine Safety Disclosure

None.

PART III

Item 17: Financial Statements

Not Applicable.

Item 18: Financial Statements

The following financial statements, together with the report of KPMG LLP thereon, are filed as part of this annual report:

Arrival Luxembourg S.à r.l.

(previously named: Arrival S.à r.l.)

Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

with the report of the Independent Registered Public

Accounting Firm

Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Arrival Luxembourg S.à r.l.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated Statement of financial position of Arrival Luxembourg S.à r.l. (previously Arrival S.a r.l.) and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or (loss) and other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for grants as of January 1, 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

London, United Kingdom

April 30, 2021

Arrival Luxembourg S.à r.l.

Consolidated statement of profit or (loss) and other comprehensive (loss)/income

For the years ended December 31, 2020, 2019 and 2018

In thousands of euro		2020	2019	2018
	Note
Continuing Operations
Administrative expenses	19C	(75,133)	(31,392)	(16,769)
Research and development expenses	19C	(17,947)	(11,149)	(6,219)
Impairment expense	19C	(391)	(4,972)	(9,347)
Other income	19A	2,362	2,583	1,167
Other expenses	19B	(6,853)	(6,911)	(13)

Operating loss		(97,962)	(51,841)	(31,181)

Finance income	20	2,703	51	140
Finance expense	20	(5,758)	(3,235)	(99)

Net finance expense		(3,055)	(3,184)	41

Loss before tax		(101,017)	(55,025)	(31,140)
Tax income	16A	17,802	6,929	951

Loss for the year		(83,215)	(48,096)	(30,189)

Attributable to:
Owners of the Company		(83,215)	(48,096)	(30,189)

Earnings per share (presented in euro)	14
Basic earnings per share		(0.09)	(0.05)	(0.03)
Diluted earnings per share		(0.09)	(0.05)	(0.03)

Consolidated Statement of other comprehensive (loss)/income

Loss for the year		(83,215)	(48,096)	(30,189)

Items that may be reclassified subsequently to the consolidated statement profit or (loss)
Exchange differences on translating foreign operations	13C	(7,757)	4,894	(554)

Total other comprehensive (loss)/income		(7,757)	4,894	(554)

Total comprehensive loss for the year		(90,972)	(43,202)	(30,743)

Attributable to:
Owners of the Company		(90,972)	(43,202)	(30,743)

The accompanying notes are an integral part of these financial statements

Arrival Luxembourg S.à r.l.

Consolidated statement of financial position

As at December 31, 2020 and 2019

In thousands of euro		2020	2019
ASSETS
Non-Current Assets	Note
Property, plant and equipment	7	112,719	34,947
Intangible assets and goodwill	8	171,726	84,250
Deferred tax asset	16B	1,134	159
Trade and other receivables	10A	10,786	8,209

Total Non-Current Assets		296,365	127,565

Current Assets
Inventory	11	11,820	5,716
Loans to executives	22,25	4,244	—
Trade and other receivables	10B	51,424	8,509
Prepayments		18,956	4,733
Cash and cash equivalents	12	67,080	96,644

Total Current Assets		153,524	115,602

TOTAL ASSETS		449,889	243,167

EQUITY AND LIABILITIES
Capital and reserves
Share capital	13A	239,103	227,333
Share premium	13B	288,539	139,752
Other reserves	13C	51,425	7,035
Accumulated deficit		(258,756)	(174,875)

Total Equity		320,311	199,245

Non-Current Liabilities
Deferred tax liability	16B	2,750	—
Loans and borrowings	15	87,907	19,943

Total Non-Current Liabilities		90,657	19,943

Current Liabilities
Current tax liabilities		501	124
Loans and borrowings	15	4,255	3,045
Trade and other payables	17	34,165	20,810

Total Current Liabilities		38,921	23,979

TOTAL EQUITY AND LIABILITIES		449,889	243,167

The accompanying notes are an integral part of these financial statements

Arrival Luxembourg S.à r.l.

Consolidated statement of changes in equity

For the years ended December 31, 2020, 2019 and 2018

In thousands of euro	Note	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Balance at January 1, 2020		227,333	139,752	(174,875)	7,035	199,245
Loss for the year		—	—	(83,215)	—	(83,215)
Other comprehensive income		—	—	—	(7,757)	(7,757)

Transactions with shareholders		227,333	139,752	(258,090)	(722)	108,273
Capital increase	13	11,770	148,787	—	—	160,557
Restrictive Share Plan to employees	13,10 A	—	—	—	27,400	27,400
Equity-settled share-based payments	21	—	—	—	24,747	24,747
Business combination under common control		—	—	(666)	—	(666)

Balance at December 31, 2020		239,103	288,539	(258,756)	51,425	320,311

Unadjusted balance at January 1, 2019		16	116,160	(68,361)	2,141	49,956
Changes in accounting policy to reflect IFRS 16		—	—	(475)	—	(475)

Balance at January 1, 2019		16	116,160	(68,836)	2,141	49,481
Loss for the year		—	—	(48,096)		(48,096)
Other comprehensive income		—	—	—	4,894	4,894

Transactions with shareholders		16	116,160	(116,932)	7,035	6,279
Capital increase	13	7,333	243,576	—	—	250,909
Conversion of share premium to share capital	13	219,984	(219,984)	—	—	—
Business combination under common control		—	—	(57,943)	—	(57,943)

Balance at December 31, 2019		227,333	139,752	(174,875)	7,035	199,245

Balance at January 1, 2018		16	71,607	(38,172)	2,695	36,146
Loss for the year		—	—	(30,189)	—	(30,189)
Other comprehensive loss		—	—	—	(554)	(554)

Transactions with shareholders		16	71,607	(68,361)	2,141	5,403
Capital increase	12	—	44,553	—	—	44,553

Balance at December 31, 2018		16	116,160	(68,361)	2,141	49,956

*	Other reserves comprise of translation reserves and equity reserves which are not distributable (see note 13).

The accompanying notes are an integral part of these financial statements

Arrival Luxembourg S.à r.l.

Consolidated Statement of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

In thousands of euro		2020	2019	2018
	Note		Restated*	Restated*
Cash flows used in operating activities
Loss for the year		(83,215)	(48,096)	(30,189)
Adjustments for:
• Depreciation/Amortization	7,8,19	9,652	4,770	2,120
• Impairment losses and write -offs	8,10,19	397	4,972	9,347
• Net unrealised foreign exchange differences		40	105	(141)
• Net finance interest	20	2,180	2,524	(94)
• Employee share scheme	19C,21	9,326	—	—
• Profit on disposal of fixed assets	19A,19B	—	(542)	—
• Profit from the modification of lease	19A	(1,036)	(64)	—
• Deferred taxes	16	1,621	(65)	(1,108)
• Tax income	17	(19,423)	(6,864)	157

Cash flows used in operations before working capital changes		(80,458)	(43,260)	(19,908)
(Increase)/decrease in trade and other receivables		(4,545)	(4,803)	3,128
Increase/(decrease) in trade and other payables		9,736	9,317	(1,652)
(Increase) of inventory		(6,191)	(3,413)	(1,067)

Cash flows used in operations		(81,458)	(42,159)	(19,499)
Income tax and other taxes received/(paid)		4,108	6,973	(118)
Interest received		24	51	94

Net cash used in operating activities		(77,326)	(35,135)	(19,523)

Cash flows from investing activities
Acquisition of intangible assets and goodwill	8	(80,684)	(38,484)	(19,334)
Acquisition of property, plant and equipment	7	(9,844)	(6,054)	(3,182)
Grants received		2,385	2,869	1,138
Prepayments for tangible and intangible assets		(17,350)	(4,644)	(889)
Cash received on acquisition of entities, net of consideration paid	9	117	486	—
Proceeds from the sale of fixed assets		6	—	—
Loans granted		—	(490)	(2,509)

Net cash used in investing activities		(106,688)	(48,342)	(25,914)

Cash flows from financing activities
Issuance of Preferred A shares	13	160,500	100,000	—
Contribution of Kinetik to the share premium of the Company without the issuance of any shares	13	—	81,911	41,052
Proceeds from borrowings		12,396	—	—
Repayment of borrowings		(12,396)	—	—
Repayment of interest		(51)	—	—
Repayment of lease liabilities	15	(6,695)	(3,287)	—

Net cash from financing activities		153,754	178,624	41,052

Net increase/(decrease) in cash and cash equivalents		(30,260)	95,147	(4,385)
Cash and cash equivalents at January 1	12	96,644	1,053	5,476
Effects of movements in exchange rates on cash held		696	444	(38)

Cash and cash equivalents at December 31		67,080	96,644	1,053

*	Restated to reflect reclassification of cash flows described in note 2

The accompanying notes are an integral part of these financial statements

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

1. INCORPORATION AND PRINCIPAL ACTIVITIES

General

Arrival Luxembourg S.à r.l. (the “Company” or the “Group” if together with its subsidiaries, previously named Arrival S.à r.l.) was incorporated in Luxembourg on October 15, 2015 as a Société à responsabilité limitée. The Company has its registered address at 1, rue Peternelchen, L-2370 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° 200789. The Company is a subsidiary of Kinetik S.à r.l. (“Kinetik”), a company with a registered address at 1, rue Peternelchen, L-2370 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° 191311, which is the majority shareholder of the Group.

The Company signed a Business Combination Agreement on November 18, 2020 in contemplation of a planned merger (the ‘Merger’) which completed on March 24, 2021 ahead of a listing on NASDAQ of the newly merged Arrival group on March 25, 2021.

Arrival Group S.A. (now known as ‘Arrival’) was incorporated on October 27, 2020 to effect the merger transaction and as described in the subsequent events Note 25, the Shareholders of Arrival Luxembourg S.à r.l. contributed their shares in Arrival Luxembourg S.a.r.l in exchange for shares in Arrival, making Arrival the parent company of Arrival Luxembourg S.a r.l. and its subsidiaries.

Principal activities

The Group’s principal activity is the research & development (“R&D”) and design of electric commercial vehicles, electric vehicle components, robotic manufacturing processes for electric vehicles and associated software. The Group’s main operations are in the United Kingdom, United States, Germany and Russia.

2. BASIS OF PREPARATION

The Group’s financial year is from January 1 to December 31, which is also the annual closing date of the individual entities’ financial statements which have been incorporated into the Group’s consolidated financial statements.

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved and authorised for issue by the Board of Directors (the “Board”) on April 30, 2021.

Basis of measurement

The consolidated financial statements have been prepared under historical cost basis.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

2. BASIS OF PREPARATION (continued)

Going concern (continued)

In determining the appropriate basis of preparation for the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 the Board is required to consider whether the Group will be able to operate within the level of available cash and funding for the foreseeable future, being a period of at least 12 months following the approval of the consolidated financial statements.

The Company was incorporated in October 2015 and has a limited operating history and expects to incur significant expenses and continuing losses for the foreseeable future. The Group has not yet manufactured or sold any production vehicles to customers so has generated no revenue to date. As the Group attempts to transition from research and development activities to commercial production and sales, there is a degree of uncertainty in preparing the Group’s forecasts and the Group has limited insight into trends that may emerge and affect the Group’s business. The estimated costs and timelines that the Group has developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that the Group’s estimates related to the costs and timing necessary to complete design and engineering of its electric vehicles and to tool its microfactories will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues.

For example, the tooling required within the Group’s microfactories may be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, particularly relating to composite panel tooling. Similarly, the Group may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

The Board concluded that it is appropriate to adopt the going concern basis, having undertaken an assessment of the financial forecast, key uncertainties and sensitivities, including any potential impact of COVID-19. The forecast prepared to April 30, 2022, demonstrates that the Group has adequate funds through funding from its immediate parent company, Arrival (‘the parent company’) to commence the build-out of factories for buses planned in 2021, and vans planned in 2022, as well as to invest in R&D product development throughout the period and to procure materials sufficient to produce the planned trial bus fleet for customer development ahead of commercial launch in 2022.

Despite the high level of uncertainty as to how the COVID-19 pandemic might evolve over 2021, COVID-19 has had limited impact on the Group with sites having remained open for critical onsite engineering tasks and the remainder of the Company having continued to work remotely. The Group has seen some impact of the pandemic in the efficiency of the supply chain as certain suppliers have had to adjust production timescales through the lockdown, however, the Group has mitigated this where possible by bringing activities in-house and adjusting schedules for prototype vehicle development where this has not been possible with no significant impact overall on the Business Plan. Notwithstanding this there is a higher degree of uncertainty than would usually be the case in making the key judgements and assumptions that underpin the Board’s financial forecasts.

As described in subsequent events note 25, since the year end the Shareholders of the Group have contributed their shares in the Group to Arrival in exchange for shares in Arrival, making Arrival the parent company of the Group. Following the successful completion of the merger transaction with CIIG Merger Corporation, which

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

2. BASIS OF PREPARATION (continued)

Going concern (continued)

occurred on March 25, 2021, Arrival became listed on NASDAQ and raised USD 611,518,000 net of all transaction expenses. The Group relies on the support of its new parent company to fund its ongoing operations.

Having performed a sensitivity analysis over the costs of setting up the microfactories and costs of raw materials, the Board has concluded that in the forecasts in a severe but plausible downside scenario there is still sufficient cash available from its parent company to fund its operations in the forecast period. Those forecasts are dependent on the parent company providing financial support during that period. The parent company has indicated its intention to make available such funds as are needed by the Group for the period covered by the forecasts. As with any Group placing reliance on other group entities for financial support, the Directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

The Board is confident that the Group has sufficient funds to continue to be able to realise its assets and discharge its liabilities as they fall due for a period of at least 12 months from the date of approval of the financial statements and therefore the financial statements have been prepared on a going concern basis.

Functional and presentation currency

The consolidated financial statements are presented in euro (EUR) which is the functional currency of the Company, rounded to the nearest thousand, unless otherwise stated.

Restatement of cash flow statement

The Group identified errors in the statement of cash flows for the years ended December 31, 2019 and 2018 relating to prepayments of intangible assets of EUR 4,644 and EUR 889, and grants received for the development of intangible assets of EUR 844 and nil, which were previously included as cash flows from operating activities and have been reclassified as cash flows from investing activities. This reclassification had no impact on the Company’s operating results or financial positions for the respective years.

Adoption of new and revised International Financial Reporting Standards

The following Standards, Amendments to Standards and Interpretations have been issued and adopted by the Group as of the effective date.

Effective date	New standards or amendments
January 1, 2020	Amendments to References to Conceptual Framework in IFRS Standards
IFRS 3 – Definition of a Business
IAS 1 and IAS 8 – Definition of Material
IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark Reform

June 1, 2020	Amendments to IFRS 16 Leases COVID-19 – Related Rent Concessions

January 1, 2019	IFRIC 23 – Uncertainty over Tax Treatments
IFRS 16 – Leases
IFRS 9 – Prepayments Features with Negative Compensation
Annual improvements to IFRSs 2015-2017 Cycle (Amendments to IFRS3, IFRS 11, IAS 12 and IAS 23)

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

2. BASIS OF PREPARATION (continued)

Adoption of new and revised International Financial Reporting Standards (continued)

The Group had to change its accounting policies as a result of adopting IFRS 16 (see note 3 – Leases). The Group elected to adopt these new rules applying the modified retrospective approach effect. The cumulative effect of adopting IFRS 16 is recognised as an adjustment to the opening balance of retained earnings as of January 1, 2019, with no restatement of comparative information.

All other new standards and the amendments listed above did not have any impact on the amounts recognised in prior periods and have not materially affected the current consolidated financial statements.

Analysis on the New Standards adopted by the Group:

Implementation of Standard that has an impact on the consolidated financial statements

•	IFRS 16 “Leases”

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard introduces a single, on- balance sheet lease accounting model for lessees. IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. The previous distinction between operating and finance leases is removed for lessees. Instead, a lessee recognised a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items.

On transition to IFRS 16, the Group recognised additional right-of-use assets, and additional lease liabilities, recognising the difference in retained earnings. The Group has used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application. In addition, we excluded initial direct costs from the measurement of the right-of-use asset as at the date of initial application and the Group used hindsight when determining the lease terms.

On transition to IFRS, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRC 4 were not reassessed for whether there is a lease under IFRS 16.

The impact on transition is summarised below:

In thousands of euro	January 1, 2019
The impact at transition
Right of use assets – property plant and equipment	5,720
Lease liability	(6,195)
Retained earnings	475

The Group initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognised in retained earnings at the date of initial application.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

2. BASIS OF PREPARATION (continued)

Adoption of new and revised International Financial Reporting Standards (continued)

•	IFRS 16 “Leases” (continued)

In thousands of euro
Lease liabilities at transition
Operating lease commitments at December 31, 2018 as disclosed under IAS 17	14,847
Discounted using the incremental borrowing rate at January 1, 2019*	6,195
Lease liabilities recognised at January 1, 2019	6,195

*

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted the lease payments using its incremental borrowing rate at January 1, 2019. The weighted average of the incremental borrowing rate applied to the lease liabilities was 18.3%.

The following Standards, Amendments to Standards and Interpretations have been issued but are not effective for the year ended December 31, 2020:

January 1, 2021	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2
January 1, 2022	IFRS 3 – Amendments to References to Conceptual Framework
January 1, 2022	IAS 16 – Proceeds before intended use
January 1, 2022	IAS 37 – Cost of fulfilling a contract
January 1, 2023	IAS 1 – Classification of Liabilities as Current or Non-Current
January 1, 2023	IFRS 17 – Insurance Contracts
Available for optional adoption/effective date deferred indefinitely	IFRS 10 and IAS 28 – Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The above-mentioned new standards, amendments and interpretations are not expected to have a significant impact on the consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

a)	Subsidiary companies

Subsidiaries are all the entities controlled by the Group. Control exists where the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The Group also assesses the existence of control when it does not hold more than 50% of the voting rights but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of other shareholders participation, give to the Group the power to govern the financial and operating policies of an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

b)	Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as incurred.

If the business combination is achieved in stages, the fair value at the acquisition date of the interest previously held by the Group is valued again at fair value at the acquisition date through consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is considered as an asset or liability is recognised in accordance with IAS 39 either in the consolidated statement of profit or (loss) or as a change to the consolidated statement of other comprehensive (loss)/income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is recognised in equity.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the amount of any non-controlling interests in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the consideration price is lower than the fair value of the net assets of subsidiaries acquired, the excess is recognised in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Business combinations involving entities under common control are recognised as follows: all assets and liabilities are recorded at book value and the difference between the cost of investment and net equity of the entity acquired is recorded as an equity transaction in the statement of changes in equity.

A list of the subsidiary companies of the Group are:

The Group	Country of registration	Participation in share capital		Principal activity and status
		2020	2019
		%	%
Arrival Ltd	UK	100%	100%	R&D
Arrival Nominees Ltd	UK	—	—	Dissolved – February 5, 2019
Arrival Software Ltd	UK	—	80%	Dissolved – January 14, 2020
Sim-ply Designed Ltd	UK	—	—	Dissolved – May 7, 2019
Arrival One Ltd	UK	—	—	Dissolved – March 26, 2019
Arrival Robotics Ltd (previously named TRA Robotics Ltd)	UK	100%	100%	R&D
Arrival R Ltd (previously named Roborace Ltd)	UK	100%	100%	R&D
Arrival M Ltd (previously named Cybernation Ltd)	UK	—	100%	Dissolved – September 22, 2020
Arrival Jet Ltd	UK	100%	100%	R&D
Arrival Elements Ltd	UK	—	100%	Dissolved – March 3, 2020
Roborace Ltd	UK	100%	—	R&D
Arrival Management Systems Ltd	UK	—	100%	Dissolved – January 14, 2020

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

b)	Business combinations (continued)

The Group	Country of registration	Participation in share capital		Principal activity and status
		2020	2019
		%	%
Arrival Automotive UK Ltd	UK	100%	100%	Manufacturing
Arrival Solutions UK Ltd	UK	100%	—	Services
Arrival Mobility Ltd	UK	100%	100%	Services
Arrival Vault UK Ltd	UK	100%	—	Services
Arrival Elements B.V.	NL	100%	100%	Distributor
Arrival USA Inc (previously named Roborace Inc)	US	100%	100%	R&D
Arrival Automotive USA Inc	US	100%	100%	Manufacturing
ARSNL Merger Sub Inc	US	100%	—	Holding
Roborace Inc	US	100%	—	R&D
Arrival Solutions USA Inc	US	100%	—	Services
Arrival Automotive PTE Ltd	SGP	100%	100%	Acquisition and holding of participating interests
Arrival RUS LLC (previously named Arrival Software LLC)	Russia	100%	100%	R&D
Arrival Robotics LLC (previously named TRA Robotics LLC)	Russia	100%	100%	R&D
Arrival Germany GmbH	GER	100%	100%	R&D
Arrival Automotive Germany GmbH	GER	100%	100%	Manufacturing
Arrival Solutions Germany GmbH (previously named Cybernation Germany GmbH)	GER	100%	—	Services
Arrival Israel Ltd	IL	100%	100%	R&D
Arrival LT UAB	LT	100%	—	R&D
Arrival (previously named Arrival Group S.A.)	Lux	100%	—	Holding

c)	Transactions eliminated at consolidation

Intergroup balances and any recognised gains and losses or income and expenses arising from intergroup transactions are eliminated during the preparation of the consolidated financial statements. Unrealised gains arising from transactions with associate companies are eliminated to the extent of the Group’s interest in the net assets of the associate company. Unrealised losses are eliminated in the same way, but only to the extent that there is no evidence for impairment.

Foreign currencies

1.	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the average rate of the year. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the Company at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

2.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Euro at the average rate of the year.

Foreign currency differences are recognised in Other Comprehensive Income (“OCI”) and accumulated in the translation reserve, except to the extent that the translation difference is allocated to Non-Controlling Interest (“NCI”).

When a foreign operation is disposed of in its entirety or partially such control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to consolidated statement of profit or (loss) and other comprehensive (loss)/income. as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Foreign exchange gains and losses are presented netted in the consolidated financial statements

The rates applied to convert the foreign currencies into EUR are presented in the following table:

		Consolidated Balance Sheet Closing rates		Consolidated Statement of profit or (loss) and other comprehensive (loss)/income Average rates
		2020	2019	2020	2019	2018
British Pounds	GBP	1.11234705	1.17536436	1.12440301	1.14171543	1.12873080
Russian Rubles	RUB	0.01093289	0.01429464	0.01187300	0.01384692	0.01348233
US Dollar	USD	0.81492950	0.89015489	0.87183958	0.89329581	0.84794867
Singapore Dollar	SGD	0.61659884	0.66176957	0.63344594	0.6556159	0.64139567
Israeli Shekel	ILS	0.25350470	0.25743339	0.25488151	0.25138208	—

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, the foreign currency differences arising from such items form part of the net investment in the foreign operation. Accordingly, such differences are recognised in OCI and accumulated in the translation reserve.

Property, plant and equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The depreciation rates for property, plant and equipment are as follows:

	Depreciation method	Depreciation Rate
Plant and machinery	Straight line	20%
Furniture & Fittings	Straight line	20%
Computer equipment	Straight line	33%
Motor vehicles	Straight line	20%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

When an asset is disposed, the gain or loss is calculated by comparing proceeds received with its carrying amount and is taken to consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Assets that have been acquired but are not available for use are not depreciated. Leasehold improvements under construction are also not depreciated.

Leasehold improvements that are available for use are depreciated over the shorter of their useful economic life and the duration of the lease.

The right of use of assets for leases is depreciated over the shorter of their useful economic life and the duration of the lease.

Depreciation amount is presented in administration expenses. Depreciation of assets used in the development of products is capitalised (see note 19C).

Intangible fixed assets and goodwill

Intangible fixed assets are valued at purchase price including the expenses incidental thereto or at production cost, less accumulated amortisation and accumulated impairment losses. Where factors, such as technological advancement or changes in market price, indicate that the residual value or useful life have changed, the residual value, useful life or amortisation rate are amended prospectively to reflect the new circumstances. The assets are reviewed for impairment if the above factors indicate that the carrying amount may be impaired.

Expenditure on research activities is recognised in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as an expense as incurred. Expenditure on development activities may be recognised as assets under construction if the product or process is technically and commercially feasible and the Group intends and has the technical ability and sufficient resources to complete development, future economic benefits are probable and if the Group can measure reliably the expenditure attributable to the intangible asset during its development.

Assets under construction involve design for, construction or testing of the production of a new or substantially improved products or processes. The expenditure recognised includes the cost of materials, direct labour, an

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible fixed assets and goodwill (continued)

appropriate proportion of overheads and borrowing costs. Other development expenditure is recognised in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as an expense as incurred. There will be no amortisation until the asset is completed. Capitalised development expenditure is stated at cost less accumulated impairment losses.

Intangible assets are amortised as follows:

	Amortisation method	Amortisation Rate
Trademarks and Patents	Straight line	10 years
Software	Straight line	33.33% or over the period which any licenses cover

The amortisation of intangible assets is presented in administration expenses. Goodwill is not amortised.

In a business combination, goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets, liabilities and contingent liabilities of the entity acquired.

Goodwill is stated at cost, less accumulated impairment losses.

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate possible impairment. The carrying amount of goodwill is compared with its recoverable amount which is the higher of the value in use and the fair value less cost to sell.

Trade and other receivables

Trade and other receivables without significant financing components are initially measured at the transaction price. Other receivables which have significant financing components, are initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue.

The amount of provision for trade and other receivables represents the difference between the carrying amount and the recoverable amount, which is equal to the present value of the estimated cash flow.

Amounts receivable in more than one year are presented in non-current assets and they are measured at amortised cost.

Financial Assets

The Group classifies its financial assets as assets measured at amortised cost. Financial assets measured at amortised cost are held under the business model that is aimed at collecting contractual cash-flows. The cash-flows of the financial assets relate solely to payments of the principal and interest on the principal amount.

Financial assets recognised at amortised cost are initially measured at fair value less costs that are directly attributable to the acquisition or issue of the financial asset. Subsequently they are adjusted to the payments

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Assets (continued)

received and the cumulative amortisation of any difference between the original amount and the amount repayable at maturity, using the effective interest method over the term of the financial asset. Interest income from these financial assets is included in finance income. When there is a difference between the fair value and the amount of the transaction at initial recognition, this difference is recognised in finance income or expenses in the consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Measurement of fair value

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Standards, including the level in the fair value hierarchy in which the valuations should be classified. Significant valuation issues are reported to the those charged with Governance.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

—	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

—	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the first-in-first-out basis and is net of any rebates and discounts received. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to make the sale. At the reporting date inventory is written down through an obsolescence provision if necessary. When such provision is recognised it is presented in the Research and Development expenses in the consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Cash and cash equivalents and Cash flow statement

Cash and cash equivalents, for the purpose of preparing the statement of cash flows, comprise cash in hand and at banks and short-term deposits expiring not more than three months after the acquisition date.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents and Cash flow statement (continued)

Long term deposits are presented on the Balance Sheet as trade and other receivables, as these deposits are not liquid investments. For the purposes of preparing the statement of cash flows, transactions occurred within such long-term deposits appear within cash flows used in operations.

Impairment of assets

The carrying amount of the Group’s assets is reviewed at each reporting date to determine whether there is any indication of impairment in the value of the assets. If such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of an asset is determined as the higher of its net selling price in an arm’s length transaction and the present value of the estimated future cash flows from the continued use of the asset and its sale at the end of its useful life. When the recoverable amount of an asset is lower than its carrying amount, this decrease is recognised as an expense in the statement of comprehensive income of the year.

In the case that in future accounting periods the amount of impairment that corresponds to the remaining assets decreases due to events that occurred after the recognition of the impairment, the corresponding amount is reversed through consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Expected Credit Loss (“ECL”) is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (for example: the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset. Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Based on management assessment the impact of ECL is not material to the consolidated financial statements.

Share capital

Ordinary shares and Preference A shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options which vest immediately are recognised as a deduction from equity, net of any tax effects.

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares.

Treasury Shares are ordinary outstanding shares that are held by the issuing company. When such ordinary shares are subsequently reissued any consideration received is included in equity attributable to the owners of the Company.

Trade and other payables

Trade and other payables are initially recognised at their fair value and subsequently measured at amortised cost.

Trade and other payables are classified as current liabilities unless the Group has the right, unconditionally, to postpone the repayment of the liabilities for at least twelve months after the reporting date.

Interest income and expense

Interest income and expense are recognised within `finance income’ and `finance expense’ in consolidated statement of profit or (loss) and other comprehensive (loss)/income using the effective interest rate method.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest income and expense (continued)

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability.

When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Government grants

The Group recognises an unconditional government grant relating to development in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as other income when the grant becomes receivable. Government grants which become receivable and relate directly to capital expenditure are credited in Intangible assets (Assets under Construction). The Group considers that a grant becomes receivable when it is reasonably certain that the amount will be received.

Leases

1.	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

2.	Leased assets

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

2.	Leased assets (continued)

In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the discount rate implicit in the lease if that rate can be readily determined, otherwise the Group’s incremental borrowing rate is used. The Group in 2018 and 2019 determined its incremental borrowing rate by obtaining interest rates from various external financing sources and made certain adjustments to reflect the terms of the lease and type of the asset leased. In 2020, in the absence of external borrowing and Group’s credit risk, the Group has calculated its incremental borrowing rate based on property yields adjusted for economic environment and duration of the leases.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable; and

•	amounts expected to be payable under a residual value guarantee.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in consolidated statement of profit or (loss) and other comprehensive (loss)/income if the carrying amount of the right-of-use asset has been reduced to zero.

3.	Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy before January 1, 2019:

Determining	whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Determining	whether an arrangement contains a lease (continued)

Leased assets

Leases of property, plant and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset. Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Lease payments

Payments made under operating leases are recognised in consolidated statement of profit or (loss) and other comprehensive (loss)/income on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Share-based payments

Share-based compensation benefits are provided to employees via the Arrival Share Option Plan (“SOP”) and Arrival Restricted Share Plan (“RSP”). Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payments awards granted to employees is recognised as an employee expense or it is capitalised as part of the development cost, with a corresponding increase in equity, over the vesting period. For awards that are vested on grant date, the services received are recognized in full, with a corresponding increase in equity. The fair value of the awards granted is measured using an option valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the revised estimated number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting and market conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The income tax expense or income for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred taxes and liabilities attributable to temporary differences and to unused tax losses. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority.

R&D Tax Credits

UK registered entities in the Group are eligible to apply for a credit from the UK tax authorities calculated based on the cost of specific qualifying research and development activities in the period (“R&D Tax Credits”). The calculation of these tax credits, and the approval of them by the tax authorities, is sufficiently uncertain, as it requires the approval from the UK authorities that all conditions are met. Research and Development Expenditure Credit (“RDEC”) and Small and Medium Enterprise credits (“SME credit”) are recognised as tax receivable and they are recognised when it is reasonably certain that the amount will be received from Her Majesty’s Revenue and Customs (“HMRC”).

Events after the reporting date

Assets and liabilities are adjusted for events which occurred in the period between the reporting date and the date the financial statements are approved by the Board when such events provide evidence of conditions that existed at the end of the reporting period.

Use of estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB) requires from Management the exercise of judgment, to make estimates and assumptions that influence the application of accounting principles and the related amounts of assets and liabilities, income and expenses.

The estimates and underlying assumptions are based on historical experience and various other factors that are deemed to be reasonable based on knowledge available at that time. Actual results may deviate from such estimates. A higher degree of judgement has been applied to:

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates and judgements (continued)

Impairment testing

The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for the research and development cash generating units (“CGU”), was determined using a value-in-use model for the year ended December 31, 2020 and was based on the following assumptions: 1) the expected future cash flows based on the current economic conditions and market trends for the years 2021 to 2025. The net cash flows are discounted back to December 31, 2020 with an estimated weight average cost of capital of 35% (2019: 35%). The Group has considered 2.5% (2019: 2.5%) growth rate in its computation for its terminal value. and 2) the increase of number of vehicles that are forecast to be sold in the following years. The increase is calculated on management’s projections for product sales growth as the Group will have its first manufacturing location ready at the end of 2021. The average rate for such growth is 195% (2019: 195%). The above model is based on the assumption that commencement date will start in 2022. The Company will need to reassess its calculation of impairment and its potential impact on any delays in production which is currently not measurable.

Management has identified that changes in the 2 key assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these 2 assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Change required for carrying amount to equal recoverable amount
Weighted average cost of capital	78%
Product growth rate	0.319%

Capitalised assets in the course of construction

Management uses judgement to determine when a project has reached the development phase, to ascertain the ability to use or sell the asset, which is a criteria for capitalization for development expenditure per IAS 38. Management estimates the cost to completion and probable future cash flows that will flow in order to determine if the project is economically viable. If the conditions are met and it is believed that there is a market for the product under development, then all directly attributable costs relating to the project are capitalised.

Share based payments

In determining the value of the employee share schemes (see Note 21), management used the following assumption: a) participants that will resign before 1 year of service or before the milestone dates are achieved: 4,3% and 13,75% respectively—The estimation was performed based on latest available information on the staff turnover of the Group, and b) the date that milestones will be achieved: the dates used are in line with the value-in-use model that was performed for impairment testing.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates and judgements (continued)

Share based payments (continued)

Reasonably possible changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have affected the share based payments by the amounts shown below:

	December 31, 2020
	Increase	Decrease
Resign before one year (1% movement)	0	0
Resign before the milestone dates (1% movement)	(62)	62
Milestones be achieved (6 months earlier or 6 months later)	(872)	1,508

Fair Value of Loans

Participants in the RSP have received interest bearing and interest free loans, all provided on a full recourse basis.

For the determination of fair value of loans granted to employees, employees of Kinetik and ex-employees (together referred to as “Wider Group Employees”), management has used the following assumptions: 1) Redemption of loans: loans repayable in October 2021 will be repaid at the maturity of the loans. Loans with maturity in October 2030, it is estimated that these loans will be repaid in Q3 2022. 2) Risk free rate: The zero-coupon German government bond with a maturity commensurate to the expected terms has been used. 3) Volatility of RSU price: Same assumptions have been used as per share-based payments (see note: 21). 4) Initial savings at loan issue: OECD data for the United Kingdom, Germany and the USA regarding average household financial assets, average proportion of household financial assets that are cash or deposits and average wages as well as average loan value for the borrowers as a percentage of their salary have been used. 5) Annual increase in savings: management has also used the OECD data on average wages, average disposable income, average savings as a percentage of disposable income and scaled up for the average loan value for the borrowers as a percentage of their salary.

Reasonably possible changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have affected the fair value of the loans by the amounts shown below:

	December 31, 2020
	Increase	Decrease
Repayment of loans (6 months movement)	134	(16)
Discount rate (2.5% movement)	43	(44)
Annual increase in savings (0.2% decrease, 1% increase)	(268)	54
Initial savings (2.5% movement)	(636)	646
Volatility (10% movement)	1,239	(1,263)

Changes in significant accounting policies

To date the Group has applied the following accounting policy: Government grants which become receivable and relate to a capital expenditure are credited to a deferred income account and are released to the consolidated

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in significant accounting policies (continued)

statement of profit or (loss) and other comprehensive (loss)/income over the expected useful lives of the relevant assets.

This accounting policy has been amended during 2020 and the Group now recognises the government grants which become receivable and relate to capital expenditure are credited in Intangible assets.

Management decided to implement this change in accounting policy as several of the assets under development may have indefinite useful economic life and such as the deferred income recognised on the balance sheet would not be released. It is considered by changing the accounting policy that this will give a better view of the financial position of the company. The change of this accounting policy did not have a material impact to the numbers of the prior periods.

4. FINANCIAL RISK AND CAPITAL MANAGEMENT

A. Financial risk factors

The Group is exposed to the following financial risks:

•	Liquidity risk

•	Credit risk

•	Market risk

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(i) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting in financial obligations as they fall due. During 2020, the Company has increased further its share capital by accepting new preferred A investors. The total amount raised during the year was EUR 160,500,000 (2019: EUR 250,909,000) (see note 13).

In addition, the Group has raised on March 25, 2021 an additional amount of USD 611,734,000 following the merger with CIIG.

(ii) Credit risk

Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. As the Group is not currently trading, the risk is minimal as it applies only to the other debtors of the Group. Management is closely monitoring all amounts due and takes actions where it is

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

4. FINANCIAL RISK AND CAPITAL MANAGEMENT (continued)

A. Financial risk factors (continued)

(ii) Credit risk (continued)

necessary to do so to mitigate this risk. In addition, management is monitoring the expected credit risk from the non-repayment of the loans that have been provided to employees as participants of the RSP. These loans are pledged over the shares of the Company and currently, there is no indication that these loans will not be recoverable.

(iii) Market risk

Market risk is primarily related to foreign currency exchanges rates. Foreign currency risk arises from the exposure to exchange rate fluctuations. The Group is exposed to British Pounds (“GBP”), Russian Rubles (“RUB”), Israeli Shekel (“ILS”) and United States Dollars (“USD”). Currently there are no currency forwards, options or swaps to hedge this exposure as the Group is in the development phase and the Management is committed to funding all projects.

The management is monitoring the risk by reviewing the monthly cash-flow forecasts and financing the various entities of the group with the necessary operating cash-flow on a monthly basis.

The following table shows the fluctuation of the main currencies the Group is using against Euro:

	2020	2019	2018
EUR/USD	(2.40%)	5.34%	(3.72%)
EUR/GBP	(1.52%)	1.15%	(1.17%)
EUR/RUB	(14.26%)	2.70%	(12.08%)
EUR/ILS	1.39%	6.92%	—

The net impact from the fluctuation of operational foreign exchange rates amounted to EUR (578) (2019: EUR (501), 2018: EUR 18).

5. NON-FINANCIAL RISK MANAGEMENT

B. Capital Management

The Board’s policy is to secure the Group as a going concern and finance its long-term growth. In addition to the analysis provided in liquidity risk above, Management also received a strategic order of 10,000 vehicles from UPS which need to be delivered over the next 5 years.

The Group is exposed to the following non-financial risks:

1.	Operational risk

2.	Compliance risk

3.	Legal risk

4.	Risk due to the COVID-19 pandemic

5.	Risk due to Brexit

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

5. NON-FINANCIAL RISK MANAGEMENT (continued)

Operational risk

Operational risk is the risk derived from the weakness of information technology systems and controls as well as the risk from human error and natural disaster. This risk is limited through continuous evaluation and upgrade of the current systems and controls.

Compliance risk

Compliance risk is the risk of financial loss, including fines and other penalties, which arises from non-compliance with the laws and regulations in the countries we operate. This risk is limited due to the supervision exercised by the Legal Officer as well as by the processes and procedures applied by the Group.

Legal risk

Legal risk is the risk of financial loss, the discontinuation of the operations of companies of the Group and the Group or any other negative situation arising from the possibility of non-execution or violation of legal contracts resulting in lawsuits. This risk is limited as the only significant contracts the Group has are the lease contracts (see note 15).

Risk due to COVID-19 pandemic

The COVID-19 pandemic has created considerable macro-economic uncertainty for all sectors. The immediate risk to the Group is limited due to our ability, in general, to work remotely or to continue on site in a controlled fashion for critical engineering work. Our Health and Safety team is continuously evaluating the situation as it evolves and adjust our response accordingly in the event that this risk profile changes.

Furthermore, an analysis was made to assess the impact of COVID-19 on the most significant balance items of our Group:

•

Capitalised development costs – These assets are in relation to projects that will deliver value via electric vehicle production and services for these vehicles starting in 2022. We do not consider that there is any impairment as 1) this extends into the period during which the pandemic is likely to have ended, 2) we anticipate that demand for Arrival’s electric vehicles to be largely unimpacted by the pandemic.

•

The Group’s right-of-use assets for leased property is not impacted by COVID-19 as we continue to plan to build micro-factories in these locations. As the activities of the Group has continued to grow over 2020 this required us to lease additional premises in UK, USA, Russia, Lithuania, Israel and Germany. As the real estate market has been impacted by COVID-19, this presented us with the opportunity to enter into favourable lease agreements.

Brexit

On January 31, 2020, the United Kingdom left the European Union with transition arrangements in place until December 31, 2020. This arrangement allowed continued trading on EU terms through 2020. As from January1, 2021, the UK and the EU have entered into a Trade and Cooperation Agreement, which allows companies to

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

5. NON-FINANCIAL RISK MANAGEMENT (continued)

Risk due to COVID-19 pandemic (continued)

continue their trading between the UK and the EU without major disruptions. It has been agreed that neither side will charge taxes or duties on goods crossing boarders. In addition, a set of rules has been agreed to ensure that one country or group of countries does not have an unfair advantage over another.

As a business with global manufacturing locations, Arrival does not have a significant reliance on UK/EU trade and it has not been directly impacted by the new rules.

6. OPERATING SEGMENTS

The Group operates as a single segment as currently all active entities operate in research and development with the focus on electric vehicles. The Group has setup entities that will operate in the manufacturing and distribution, however at this stage, the Board reviews all financial information as a single segment.

7. PROPERTY, PLANT AND EQUIPMENT

In thousands of euro	Land and Buildings*	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction**	TOTAL
Cost
At January 1, 2020	23,945	16,268	3,536	116	1,533	45,398
Additions	50,491	10,541	2,460	83	3,731	67,306
Disposals	—	(157)	(231)	—	—	(388)
Modification of lease***	24,506	—	—	—	—	24,506
Additions through business combinations under common control	—	139	131	392	—	662
Transfers	(1,812)					(1,812)
Additions through business combinations	165	735	4	10	—	914
Foreign exchange differences	(3,579)	(1,573)	(209)	1	(122)	(5,482)

At December 31, 2020	93,716	25,953	5,691	602	5,142	131,104

Depreciation/impairment
At January 1, 2020	(3,549)	(5,984)	(864)	(54)	—	(10,451)
Additions through business combinations under common control	—	(59)	(25)	(95)	—	(179)
Depreciation	(6,157)	(4,984)	(788)	(72)	—	(12,001)
Modification of lease***	1,114					1,114
Transfers	1,812					1,812
Impairment	—	(25)	—	—	—	(25)
Disposal	—	157	225	—	—	382
Foreign exchange differences	333	574	54	2	—	963

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

7. PROPERTY, PLANT AND EQUIPMENT (continued)

In thousands of euro	Land and Buildings*	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction**	TOTAL
At December 31, 2020	(6,447)	(10,321)	(1,398)	(219)	—	(18,385)

Net book Value
At January 1, 2020	20,396	10,284	2,672	62	1,533	34,947

At December 31, 2020	87,269	15,632	4,293	383	5,142	112,719

Cost
At January 1, 2019	—	8,270	1,029	78	1,475	10,852
Recognition of right-of-use asset on initial application of IFRS 16	6,027	—	—	—	—	6,027
Additions	14,732	4,335	2,135	19	—	21,221
Disposals	—	(3,199)	(33)	(188)	(17)	(3,437)
Modification of lease	22	—	—	—	—	22
Additions through business combinations under common control	2,584	5,989	276	189	—	9,038
Foreign exchange differences	580	873	129	18	75	1,675

At December 31, 2019	23,945	16,268	3,536	116	1,533	45,398

Depreciation/impairment
At January 1, 2019	—	(2,513)	(339)	(28)	—	(2,880)
Recognition of right-of-use asset on initial application of IFRS 16	(981)	—	—	—	—	(981)
Additions through business combinations under common control	(251)	(1,547)	(53)	(169)	—	(2,020)
Depreciation	(2,267)	(2,606)	(465)	(39)	—	(5,377)
Modification of lease	42	—	—	—	—	42
Disposal	—	981	26	188	—	1,195
Foreign exchange differences	(92)	(299)	(33)	(6)	—	(430)

At December 31, 2019	(3,549)	(5,984)	(864)	(54)	—	(10,451)

Net book Value
At January 1, 2019	—	5,757	690	50	1,475	7,972

At December 31, 2019	20,396	10,284	2,672	62	1,533	34,947

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

7. PROPERTY, PLANT AND EQUIPMENT (continued)

In thousands of euro	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction	TOTAL
Cost
At January 1, 2018	5,249	774	41	1,841	7,905
Additions	1,769	264	37	1,112	3,182
Reclassification	1,466	—	—	(1,466)	—
Foreign exchange differences	(214)	(9)	—	(12)	(235)

At December 31, 2018	8,270	1,029	78	1,475	10,852

Depreciation/impairment
At January 1, 2018	(660)	(110)	(15)	—	(785)
Depreciation	(1,927)	(232)	(13)	—	(2,172)
Reclassification	—	—	—	—	—
Impairment	—	—	—	—	—
Foreign exchange differences	74	3	—	—	77

At December 31, 2018	(2,513)	(339)	(28)	—	(2,880)

*

Land and Building comprise of leased buildings and leasehold improvements. The cost of leased buildings amounts to EUR 93,575 (2019: EUR 23,945) and the accumulated depreciation is EUR 6,559 (2019: 3,549).

**	Assets under construction classified under property, plant and equipment are assets bought and/or lease hold improvements that are not ready for use.
***

During 2020, the Group has entered a number of new leases and amended several existing agreements. The Group has entered into 3 material lease agreements in the USA which have a right of use of asset of EUR 23,770. In addition, the Group has leased office and factory buildings in the UK of total right of use value of EUR 24,683. Due to the growth the Group, we have renegotiated several of the existing lease agreements, which resulted in obtaining better terms and at the same time extent the period of the lease terms. The total modification of the lease amounted to EUR 24,506.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

8. INTANGIBLE ASSETS AND GOODWILL

In thousands of euro	Goodwill	Assets under construction****	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2020	6	124,938	104	2,394	127,442

Additions	26	91,996	—	2,304	94,326
Additions through business combinations under common control	—	—	361	—	361
Additions through business combinations	—	—	—	4	4
Transfer	(4)	—	—	—	(4)
Disposal	—	—	—	(10)	(10)
Foreign exchange differences	—	(8,147)	2	(150)	(8,295)

At December 31, 2020	28	208,787	467	4,542	213,824

Amortisation/impairment
At January 1, 2020	(6)	(41,949)	(17)	(1,220)	(43,192)
Amortisation	—	—	(27)	(893)	(920)
Additions through business combinations under common control	—	—	(39)	—	(39)
Transfer	4	—	—	—	4
Disposal	—	—	—	5	5
Impairment	—	(366)	—	—	(366)
Foreign exchange differences	—	2,337	—	73	2,410

At December 31, 2020	(2)	(39,978)	(83)	(2,035)	(42,098)

Net book Value
At January 1, 2020	—	82,989	87	1,174	84,250

At December 31, 2020	26	168,809	384	2,507	171,726

Further information on acquisition through business combinations, are provided in Note 9.

In thousands of euro	Goodwill	Assets under construction****	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2019	2	49,325	102	917	50,346
Additions	4	46,145	—	836	46,985
Additions through business combinations under common control	—	24,020	121	543	24,684
Disposal	—	(2)	(133)	—	(135)
Foreign exchange differences	—	5,450	14	98	5,562

At December 31, 2019	6	124,938	104	2,394	127,442

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

8. INTANGIBLE ASSETS AND GOODWILL (continued)

In thousands of euro	Goodwill	Assets under construction****	Patent, trademarks and other rights	Software	TOTAL

Amortisation/impairment
At January 1, 2019	(2)	(15,298)	(9)	(476)	(15,785)
Amortisation	—	—	(17)	(419)	(436)
Additions through business combinations under common control	—	(19,661)	(121)	(275)	(20,057)
Disposal	—	—	133	—	133
Impairment	(4)	(4,968)	—	—	(4,972)
Foreign exchange differences	—	(2,022)	(3)	(50)	(2,075)

At December 31, 2019	(6)	(41,949)	(17)	(1,220)	(43,192)

Net book Value
At January 1, 2019	—	34,027	93	441	34,561

At December 31, 2019	—	82,989	87	1,174	84,250

Cost
At January 1, 2018	2	28,934	—	570	29,506
Additions	—	19,155	103	355	19,613
Foreign exchange differences	—	1,236	(1)	(8)	1,227

At December 31, 2018	2	49,325	102	917	50,346

Amortisation/impairment
At January 1, 2018	(2)	(6,090)	—	(262)	(6,354)
Amortisation	—	—	(9)	(218)	(227)
Impairment	—	(9,347)	—	—	(9,347)
Foreign exchange differences	—	139	—	4	143

At December 31, 2018	(2)	(15,298)	(9)	(476)	(15,785)

****Assets under construction include all costs of projects that are in development phase. The projects under development relate to electric vehicles, electric vehicle components and software.

The impairment loss was recognised in relation to projects and elements of projects that are no longer expected to generate future cash-flows, as they are not commercially viable.

9. BUSINESS COMBINATIONS

A. Acquisition of a business

On July 14, 2020, the Group acquired 100% of Arrival LT UAB (previously named Thor Motors UAB) for total consideration of EUR 2,500 satisfied in cash. Arrival LT UAB specialises in developing electric motors,

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

9. BUSINESS COMBINATIONS (continued)

A. Acquisition of a business (continued)

inverters, gearboxes, as well as logistical and configuration services for batteries and it is believed that the addition of this entity and its workforce into our Group will strengthen further our R&D capabilities. The agreement for the acquisition was established at the beginning of January 2020. The operations of the company have been integrated with the rest of the Group on January 27, 2020, the date that management has determined the Group obtained control. The share purchase agreement was completed in July 2020 following an administrative delay due to COVID-19. The undertaking was into research and development and had no commercial operations. The Company had reported a loss of EUR 210,000 for the period until acquisition date and have reported a profit of EUR 1,254,000 (before intercompany eliminations) for the period ended December 31, 2020.

a.	The identifiable net assets acquired and liabilities recognised on acquisition were:

In thousands of euro	Note
Property, plant and equipment	7	914
Intangible assets	8	4
Trade and other receivables		89
Cash and cash equivalent		59
Lease liabilities		(153)
Deferred tax		(56)
Trade and other payables		(880)

Total		(23)

b.	Measurement of fair values

Assets acquired	Valuation technique
-Property, plant and equipment	Market comparison technique and cost technique was applied to all assets acquired. The valuation model considers market prices for similar items.

c.	Goodwill:

In thousands of euro	Note
Consideration transferred		3
Fair value of identifiable net assets		23

Goodwill		26

The goodwill recognised on the acquisition of Arrival LT UAB was attributed to the employee know-how.

B.	Business combinations under common control

During 2020 the Company acquired 2 entities from the Kinetik Group. More specifically, on March 9, 2020, the Company acquired Arrival Solutions Germany GmbH for EUR 25,000 satisfied in cash and on July 20, 2020 Roborace Inc was acquired for USD 10,000 (equivalent EUR 8,700) satisfied in cash.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

9. BUSINESS COMBINATIONS (continued)

B.	Business combinations under common control (continued)

On September 21, 2020 Roborace Ltd was contributed by Kinetik to the share premium account the Company for EUR 57,000 without the issuance of any shares. Roborace Ltd and Roborace Inc had cash balances of EUR 55,000 and EUR 39,000 respectively as at the date of acquisition.

These entities have been consolidated in the 2020 consolidated financial statements as business combination of entities under common control as these entities were previously subsidiaries of Kinetik S.à r.l., the controlling party. The difference between the acquisition price and the net assets acquired is recognised in retained earnings. An amount of EUR 666,000 was recognised in 2020 following the transactions that have occurred during the year. Similarly, in 2019 an amount of EUR 57,943,000 was recognised in the retained earnings in 2019. The impact of these transactions on tangible and intangible assets is also shown separately in note 7 and 8.

On April 11, 2019, the Company entered into a Share Purchase Agreement with K Cybernation S.à r.l. for the acquisition of Arrival M Ltd for an amount of EUR 3,322,000.

In addition, on September 2, 2019, K Robolife S.à r.l. sold Arrival R Ltd to Arrival Ltd for an amount of EUR 61,134,000 and Arrival USA Inc to Arrival S.à r.l. for an amount of EUR 4,515,000.

Following the completion of the 2019 mentioned transactions, the amount that was due by the Company to K Cybernation S.à r.l. and K Robolife S.à r.l. amounted to EUR 68,971,000. Kinetik S.à r.l., being the shareholder of all the entities mentioned in the above transactions, decided to eliminate these inter-company positions. This resulted in an increase into the share premium of the Company without the issuance of any shares.

10. TRADE AND OTHER RECEIVABLES

A. Non-Current trade and other receivables

	2020	2019
In thousands of euro
Loans receivable	1,841	—
Other	—	1,246
Call deposit	1,617	2,351
Cash Guarantees and deposits	7,328	4,612

Total	10,786	8,209

Non-current trade and other receivables are composed of financial assets classified as at amortised cost.

The Group classifies its financial assets as at amortised cost if both of the following criteria are met:

•	The assets are held within a business model whose objective is to collect the contractual cash flows and

•	The contractual terms give rise to cash flows that are solely payments of principal and interest.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

10. TRADE AND OTHER RECEIVABLES (continued)

A. Non-Current trade and other receivables (continued)

(i) Call deposits

The Call deposit is comprised of a deposit that we have made for our factory building in the US that is currently under construction with a maturity date of September 2022.

(ii) Cash guarantees and deposits

Cash guarantees and deposits are amounts that some companies of the Group have deposited in escrow accounts in order to obtain a lease and/or to obtain services provided by third parties. The cash guarantees match each lease duration. The leases expire between 2 to 15years.

(iii) Loans receivable

During October 2020, Arrival Group entities entered into multiple loan agreements with the Wider Group Employees and provided (a) interest free 12-month loans in an aggregate amount of EUR 38,257,000 , (b) 10-year loans with an annual interest rate of 1.12% in an aggregate amount of EUR 2,451,000 and (c) 10-year loans with an annual interest rate of 1.50% in an aggregate amount of EUR 1,402,000 (d) interest free 10-year loans in an aggregate amount of EUR 476,000 to the RSP participants to finance the purchase of ordinary shares in Arrival Luxembourg S.à r.l.. This was a non-cash transaction.

At initial recognition the loans have bene measured at fair value of 27,400,000 (note 13). The loans, as per the accounting policy of the group, are accounted for at amortised cost and the impact of the interest generated is presented in finance income as interest receivable (see note 20).

B. Current trade and other receivables

	2020	2019
In thousands of euro
VAT receivable	5,260	1,943
Tax receivable	21,298	—
Call deposit	427	—
Deferred charges	43	82
Loans receivable	23,913	1,279
Impairment of other receivables	(6)	—
Other receivables	489	5,205

Total	51,424	8,509

Tax receivable relates to R&D Tax Credits that our UK companies have claimed based on the R&D incentive program of the UK government. SME R&D Relief is credited to tax expense in the consolidated statement of profit or (loss) and other comprehensive (loss)/income (see note 16A). The RDEC incentive programme credits are recognised in intangible assets.

Call deposit is comprised of a fixed term deposit with maturity May 2021.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

10. TRADE AND OTHER RECEIVABLES (continued)

B. Current trade and other receivables (continued)

Loans receivable as of December 31, 2020 relates to loans provided to the employees of the Wider Group Employees in respect of the RSP participants (see note 10 A.iii).

11. INVENTORY

In thousands of euro	2020	2019
Raw materials and consumables	11,820	5,716

Inventory	11,820	5,716

12. CASH AND CASH EQUIVALENTS

In thousands of euro	2020	2019
Bank balances	67,080	96,644

Total	67,080	96,644

13. CAPITAL AND RESERVES

A.	Share capital

In thousands of shares	2020	2019
Authorised
Ordinary shares (nominal value 2019: EUR 0.25)	880,000	880,000
Preferred A shares (nominal value EUR 0.25)	88,000	88,000

In thousands of euro
Ordinary shares issued and fully paid
Ordinary shares as of January 1	220,000	16
Contribution of ordinary shares by Kinetik S.à r.l.	(12,500)	—
Treasury shares	9,377	—
Shares sold to RSP Scheme Members	3,123	—
Contribution from share premium	—	219,984

Ordinary shares issued and fully paid as of December 31	220,000	220,000

Preferred A shares issued and fully paid
Preferred A shares as of January 1	7,333	—
Issue of Preferred A shares	11,770	7,333

Preferred A shares issued and fully paid as of December 31	19,103	7,333

Total share capital December 31	239,103	227,333

On October 4, 2019, in an Extraordinary General Meeting of the Company, it was resolved to reduce the nominal value of the ordinary shares from EUR 1.00 to EUR 0.25 and to convert 16,000 ordinary shares with a nominal

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

13. CAPITAL AND RESERVES (continued)

A.	Share capital (continued)

value of EUR 1.00 each into 64,000 ordinary shares with a nominal value of EUR 0.25 each. In addition, it was decided to increase the share capital of the Company by an amount of EUR 219,984,000.00 by issuing 879,936,000.00 ordinary shares with a nominal value of EUR 0.25 which were entirely paid up through the conversion of existing distributable reserves into share capital of the Company. On December 30, 2019, in an Extraordinary General Meeting of the Company, it was resolved to increase the share capital of the Company by an amount of EUR 7,333,335.25 by issuing 29,333,341 new Preferred A Shares with a nominal value of EUR 0.25 each. Preferred A shares can be converted to ordinary shares upon receipt of a conversion notice and/or immediately prior to an IPO. The shareholders have entered into a Shareholder agreement, which requires the consent of each Shareholder on several matters called Preferred A Reserved Matters. Preferred A Reserved Matters include among others:

a)the amendments of the Articles of Association, the winding-up of the Company, b) implementing a reclassification or recapitalisation of the outstanding capital shares, c) increase in the authorised number of Preferred A shares, d) repurchase or redemption of Shares, e) material changes to the nature of the business, f) the acquisition or disposal by the Group of any business or company where the value of the relevant transaction would exceed EUR 10,000,000.00 or 2% of the annual revenue of the Group and g) declaration of dividends.

On January 29, 2020, the board of Directors resolved to issue 2,933,334 new Preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of EUR 9,266,666.50 so as to raise the share capital of the Company from EUR 227,333,335.25 to EUR 228,066,668.75.

On the same date, these shares were subscribed by United Parcel Service General Services Co (“UPS”) for a total subscription price of EUR 10,000,000.00 with an additional condition on Arrival Luxembourg S.à r.l. and UPS to enter into the further binding agreement for the provision of a further at least 10,000 electric vehicles (in addition to the electric vehicles which are the subject of a commercial agreement entered between the parties).

On October 8, 2020, Kinetik contributed 50,000,000 ordinary shares of Arrival Luxembourg S.à r.l. with a nominal value of EUR 0.25 each in the Company.

On October 8, 2020, the Company adopted the Arrival Restricted Share Plan 2020 under which awards may be made, comprising the acquisition of ordinary shares in the capital of the Company by employees or other eligible persons under and subject to the terms of the RSP and the restricted share agreement to be entered from time to time, with the shares held in their name or on their behalf by a nominee. On the same date, the Company and Computershare Trustees (Jersey) Limited entered into a nominee agreement dated October 8, 2020 under which Computershare Trustees (Jersey) Limited, acting as nominee, shall hold legal title to the shares on behalf of the participant, on and subject to the rules of the RSP and the terms of the restricted share agreement.

Between October 9, 2020 and October 12, 2020, the Company entered into multiple restricted share agreements with RSP participants and made awards comprising the acquisition of 12,491,723 ordinary shares in the capital of the Company for an aggregate purchase price of EUR 42,585,408.29 payable by the participants.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

13. CAPITAL AND RESERVES (continued)

A.	Share capital (continued)

On October 12, 2020, during the Extraordinary General Meeting of the Company, it was resolved to issue 11,481,274 new Preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of EUR 36,270,377.88 and 17,998,734 new Preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of EUR 56,859,620.60. At the same date, these shares were subscribed by twelve BlackRock Funds (“BlackRock”) for a total subscription price of EUR 100,500,000.48.

On October 12, 2020, during the Extraordinary General Meeting of the Company, it was resolved to issue 14,666,671 new Preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of EUR 46,333,333.69. At the same date, these shares were subscribed by WCPF II Holdings Limited for a total subscription price of EUR 50,000,001.44.

On October 13, 2020, the Company entered into the Share Transfer Agreement with Computershare Trustees (Jersey) Limited and transferred 12,491,723 of its own ordinary shares, having a nominal value of EUR 0.25 each, to Computershare Trustees (Jersey) Limited in accordance with the restricted share agreements and the nominee agreement.

Preference A shares have no preference rights over earnings and dividends.

The total value of treasury shares as at year end was EUR 9,377,000 (2019: Nil).

The numbers mentioned in the above note are absolute numbers.

B. Share premium

In thousands of euro
January 1, 2019	116,160
Additions	243,576
Contribution to share capital	(219,984)

December 31, 2019	139,752

January 1, 2020	139,752
Additions	148,787

December 31, 2020	288,539

During the financial year 2019, Kinetik made additional capital contributions to the share premium account for an aggregate amount of EUR 150,909,000. An amount of EUR 81,911,000 was contributed in cash and EUR 68,998,000 was contributed in kind.

The preference A shareholders made additional capital contributions on January 29 and on October 12, 2020 to the share premium account for an amount of EUR 148,730,000. The additional contributions have been made in cash (2019: EUR 92,667,000 in cash).

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

13. CAPITAL AND RESERVES (continued)

C. Other Reserves

1.	Other Comprehensive Income accumulated in reserves, net of tax

In thousands of euro
January 1, 2018	2,695
Foreign operations – foreign currency translation differences	(554)

December 31, 2018	2,141

January 1, 2019	2,141
Foreign operations – foreign currency translation differences	4,894

December 31, 2019	7,035

January 1, 2020	7,035
Foreign operations – foreign currency translation differences	(7,757)

December 31 2020	(722)

2.	Equity Reserves

In thousands of euro
January 1, 2020	—
Treasury shares acquired by the employees of the Group	27,400
Equity-settled Share Plan to employees	24,747

December 31 2020	52,147

14. EARNINGS PER SHARE

A.	Basic earnings per share

The calculation of basic earnings per share (“EPS”) has been based on the following losses attributable to Ordinary shareholders and weighted number of shares outstanding:

i.	(Loss) attributable to Ordinary shareholders:

In thousands of euro	2020		2019		2018
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the year, attributable to the owners of the Company (basic)	(74,894)	(74,874)	(46,542)	(46,542)	(30,189)	(30,189)

Loss for the year has been adjusted to the percentage held only by the holders of ordinary shares. The Preferred A shares have the same rights to the reserves, but as they have priority over the ordinary shares in the event of

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

14. EARNINGS PER SHARE (continued)

liquidation of the Group as such as per IAS 33 requirements, they have been excluded from the basic earnings per share calculation.

In thousands of shares	2020	2019	2018
Ordinary shares as at January 1	880,000	16	16
Share split	—	48	48
Conversion of distributable reserves into shares	—	879,936	879,936
Treasury shares and RSP 2020 shares	(11,612)	—	—
RSP shares vested	1,451	—	—

Weighted-average number of Ordinary and Preferred A shares as at December 31	869,839	880,000	880,000

A.	Diluted earnings per share

i.	(Loss) attributable to Ordinary and Preferred A shares (diluted)

In thousands of euro	2020		2019		2018

	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the year, attributable to the owners of the Company (basic)	(83,215)	(83,215)	(48,096)	(48,096)	(30,189)	(30,189)

ii.	Weighted-average number of Ordinary and Preferred A shares

In thousands of shares	2020	2019	2018
Ordinary and Preferred A shares as at January 1	880,161	16	16
Share split	—	48	48
Conversion of distributable reserves into shares	—	879,936	879,936
Treasury shares and RSP 2020 shares	(11,612)	—	—
RSP shared vested	1,451	—	—

Issue of Preference A shares	41,652	161	—

Weighted-average number of Ordinary and Preferred A shares as at December 31	911,652	880,161	880,000

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

15. LOANS AND BORROWINGS

Reconciliation of movements of liabilities to cashflows arising from financing activities:

In thousands of euro	Liabilities Lease liabilities	Total
January 1, 2020	22,988	22,988

Changes from financing cash flows
Payment of lease liabilities	(2,371)	(2,371)
Payment of interest	(4,324)	(4,324)

Total changes from financing cash flows	(6,695)	(6,695)

The effects of changes in foreign exchange rates	(3,438)	(3,438)

Other changes
Interest on leases	4,733	4,733
New and modification of leases	74,574	74,574

Total of other changes	79,307	79,307

December 31, 2020	92,162	92,162

January 1, 2019	6,195	6,195

Changes from financing cash flows
Payment of lease liabilities	(713)	(713)
Payment of interest	(2,574)	(2,574)

Total changes from financing cash flows	(3,287)	(3,287)

The effects of changes in foreign exchange rates	556	556

Other changes
New and modification of leases	19,524	19,524

Total of other changes	19,524	19,524

December 31, 2019	22,988	22,988

In thousands of euro	2020	2019
Non-current lease liabilities
Lease liability	87,907	19,943

Total non-current lease liabilities	87,907	19,943

Current lease liabilities
Current portion of lease liabilities	4,255	3,045

Total current loans and borrowings	4,255	3,045

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

15. LOANS AND BORROWINGS (continued)

In thousands of euro	Carrying amount	Total	Within one year	Between 1 and 5 years	More than 5 years
December 31, 2020
Leases	92,162	135,595	9,891	42,905	82,799
December 31, 2019
Leases	22,988	68,773	6,610	34,593	27,570

The Group leases office buildings and industrial buildings used for the development and production of our products. Depending on the type of lease and the location, the lease durations vary from 1 to 15 years. As the Group is rapidly expanding, leases for office buildings and research and development facilities typically run for a period of 1 to 2 years. This provides our Group with the flexibility needed.

However, leases of factories and leases of buildings where we have or it is forecasted that we will have significant increase in a short period, then leases duration are usually from 9 to 15 years. Some leases rent payments can be adjusted based on changes in local price indices.

Where practical, the Group seeks to have an option to extend and/or to renew the lease. This option is exercisable only by the Group. The Group assess at the lease commencement date whether it is reasonably certain to exercise the extension option. For the leases that it is estimated that the option will be exercised, the extended lease maturity date has been factored-in when discounting the lease liability. The lease commitments shown in the above table also include the amounts that the Group will have to pay if these options are exercised.

The lease liabilities of the Group are discounted at an average rate of 10.36%.

In thousands of euro	2020	2019
Amounts recognised in consolidated statement of profit or loss and other comprehensive (loss)/income
Interest on lease liability	4,733	2,574
Expenses relating to short-term leases and low value leases	311	336

	5,044	2,910

Amount recognised in the statement of cash flows
Total cash outflow for leases	6,695	3,287

The leased buildings are offices and industrial buildings used for the corporate, research and development of our products.

In September the Company received a short-term loan from Kinetik for an amount of EUR 10,000,000. The loan was repaid in October. In addition, the Company received a EUR 1,402,000 loan from Kinetik, in October which was then has been assigned to Arrival Ltd. Subsequently this amount was contributed to the share capital of the subsidiary.

In August, the Group entered into a short-term loan with HBSC Bank for a total amount of EUR 2,396,000 in respect of its payroll arrangements. The amount was repaid in October.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

16. INCOME TAXES

A. Amounts recognised in consolidated statement of profit or loss and other comprehensive (loss)/income

In thousands of euro	2020	2019	2018
Current tax
Current year	(2,186)	(294)	(152)
Other taxes	(431)	(5)	(5)
True up adjustments for taxes for prior years	22,040	7,163	—

Total current tax income	19,423	6,864	(157)

Deferred tax
True up adjustments for taxes for prior years	954	—
Relating to origination and reversal of temporary differences	(2,575)	65	1,108

Total deferred tax	(1,621)	65	1,108

Total tax income recognised in consolidated statement of profit or loss and other comprehensive (loss)/income	17,802	6,929	951

B. Movements in deferred tax balances

In thousands of euro	2020	2019
Asset
Accruals	—	96
Tax losses	14,213	2,223
Other	202	360

	14,415	2,679

In thousands of euro	2020	2019
Liabilities
Tangible and Intangible fixed assets	(16,031)	(2,520)

	(16,031)	(2,520)

Net deferred tax	(1,616)	159

C. Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not sufficiently certain at this stage, the amount of future taxable profit that will be available against which the Group can use the benefits therefrom.

In thousands of euro	2020	2019
Tax losses	32,327	24,638
Share options	149	—
Tangible and Intangible fixed assets	1,063	—
Other temporary differences	2,096	—

Total	35,635	24,638

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

16. INCOME TAXES (continued)

C. Unrecognised deferred tax assets

	2020		2019		2018
In thousands of euro	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	162,574	32,327	60,009	10,224	60,009	10,224

D. Tax losses carried forward

Tax losses for which no deferred tax asset was recognised and expire as follows:

In thousands of euro	2020	2019	2018
Expiry 2021 - 2037	22,770	7,457	249
No expiry	139,804	133,988	59,760

E. Reconciliation of effective tax rate

In thousands of euro	2020	2020	2019	2019	2018	2018
Loss before tax from continuing operations		(101,017)		(55,025)		(31,140)
Tax rate using the Company’s domestic tax rate	24.94%	(25,194)	24.94%	(13,723)	26,01%	(8,100)
Effect of tax rates in foreign jurisdictions	(4.17%)	4,212	(5.96%)	3,283	(7.36%)	2,375
Non-deductible expenses	(2.70%)	2,727	(0.31%)	172	(0.90%)	280
Tax exempt income/tax incentives	0.85%	(855)	0.03%	(16)	0.17%	(52)
Current year losses for which no deferred tax asset is recognised	(23.46%)	23,696	(19.11%)	10,511	(17.97%)	5,597
True up adjustments for taxes for prior years*	22.76%	(22,994)	13.02%	(7,162)	3.39%	(1,056)
Other domestic taxes	(0.60%)	606	(0.01%)	6	(0.02%)	5

Income tax income	17.62%	(17,802)	12.59%	(6,929)		(951)

*	True up adjustment for taxes for prior years relate to changes in estimates to UK R&D claims for prior periods, which were calculated and submitted in 2020.

F. Changes in tax rates

The UK government has announced that the corporation tax rate of 19% will remain unchanged until March 31, 2023. As from April 1, 2023, the rate will increase to 25%.

On April 25, 2019, the Luxembourg parliament has passed legislation, reducing the corporation tax rate for Luxembourg entities, from 26.01% to 24.94%. The new rate is applicable for all Luxembourg entities as from January 1, 2019.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

17. TRADE AND OTHER PAYABLES

	2020	2019
Current liabilities
Trade payables	9,144	9,131
Accrued expenses	8,815	7,165
Other payables	16,206	4,514

	34,165	20,810

Other payables are mainly composed of amounts due to Income Tax and National Insurance contributions for employees and provisions for unused vacations.

18. FINANCIAL INSTRUMENTS – FAIR VALUES

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

In thousands of euro	Note	Financial Assets at amortised cost	Total	Fair Value	Level in the fair value hierarchy
December 31, 2020
Loan receivables	10	29,998	29,998	30,231	3
Cash guarantees and deposits	10	9,364	9,364	—	1
December 31, 2019
Cash guarantees and deposits	10	6,963	6,963	—	1

19. INCOME AND EXPENSES

In thousands of euro	2020	2019	2018
A. Other income
Government grants	1,023	1,865	1,138
Gain on disposal of fixed assets	6	546	—
Gain from modification of lease	1,036	64	—
Other income	297	108	29

Total other income	2,362	2,583	1,167

B. Other expenses
Impairment of receivable	(6)	—
Loss on disposal of fixed assets	(5)	(5)	—
Other charges	(6,842)	(6,906)	(13)

Total other expenses	(6,853)	(6,911)	(13)

Government grants recognised in other income relate to grants received from Innovate UK, which is part of UK research and innovation, a non-departmental public body which is funded by the UK government (see note 16).

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

19. INCOME AND EXPENSES (continued)

Other charges relate to fees that do not fall within the normal operating activity of the Group. These expenses relate to underwriter fees for the fund raising that occurred in October 2020.

In thousands of euro	2020	2019	2018
C. Expenses by nature
Depreciation	(9,652)	(4,770)	(2,120)
Impairment of intangible assets and receivable	(391)	(4,972)	(9,347)
Wages and salaries	(31,754)	(14,260)	(8,466)
Consultancy fees	(11,667)	(4,547)	(1,718)
Contractors	(1,535)	(2,241)	(1,316)
Rent and property utilities	(4,691)	(2,820)	(2,666)
Legal fees	(5,362)	(633)	(311)
Employee share scheme	(9,326)	—	—
Raw material and consumables	(9,683)	(5,107)	(1,640)
Marketing	(1,676)	(535)	(938)
Recruitment fees	(1,183)	(1,447)	(597)
Travel expenses and accommodation	(1,003)	(2,365)	(1,137)
Fees payable to the Company’s auditors for the 2020 audit of the Company’s annual accounts	(1,224)	—	—
Fees payable to the Company’s auditors for the prior year audits of the Company’s annual accounts	(1,809)	(393)	(111)
Fees payable to the Company’s auditors for other services	(272)	(154)	(90)
Other	(2,243)	(3,269)	(1,878)

Total cost of administrative, research and development and impairment expenses	(93,471)	(47,513)	(32,335)

An amount of EUR 3,429,000 (2019: EUR 1,043,000, 2018: EUR 279,000) of depreciation has been capitalised as it formed part of the costs directly attributable to assets under construction.

20. FINANCIAL INCOME/EXPENSE

In thousands of euro	2020	2019	2018
Finance income
Foreign exchange differences	—	—	18
Interest receivable	2,703	51	122

Total finance income	2,703	51	140

Finance cost
Bank charges	(298)	(160)	(72)
Interest payable	(149)	—	(27)
Interest on leases	(4,733)	(2,574)	—
Foreign exchange differences	(578)	(501)	—

Total finance cost	(5,758)	(3,235)	(99)

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

21. SHARE BASED PAYMENTS

On October 2, 2020, Management formally communicated the terms and conditions of the SOP and RSP share schemes to all employees and non-employees that were eligible to participate. The Wider Group Employees provided their acceptance to participate in the scheme by accepting the offer provided and were necessary signed the relevant documentation.

On October 26, 2020, the Company entered into the Arrival Share Option Plan 2020 Option Deed. By this Option Deed, each of the SOP participants were granted options under the Arrival Option Plan over an aggregate of 26,899,662 shares with an exercise price of EUR 3.40909.

As indicated in Note 13, on October 8, 2020, the Company adopted the RSP under which certain of the Wider Group Employees have been granted ordinary shares subject to the terms of the RSP and the restricted share agreement. These shares were acquired by the eligible employees and they are held in a nominee account until the vesting and non-vesting conditions are met.

The RSP and SOP have the same vesting and non-vesting conditions and both schemes are designed to provide long-term incentives which will benefit the Group and the employees.

As per the share plan, participants are granted options which have the following vesting conditions: a) 50% of share options granted vest on the first anniversary of the participant’s start date, b) 25% of the share options vest subject to a production rate milestone and c) 25% of the share options vest subject to a contribution milestone. All the above conditions are subject to an exit event, which is the asset or share sale of the Group or an initial public offering (“IPO”).

In addition, the employee participating in the share option scheme must be an employee of the Group at the time a vesting condition has been met. The latter condition, it is not applicable for non-employee participants.

During the year, there was no other movement in the RSP and SOP other than the issuance of shares mentioned above for the RSP.

For 2020 an amount of EUR 24,747,000 has been recognised based on the vesting conditions mentioned above and the estimation made by management as to when these options will be vested. The total charge for the year amounted to EUR 24,747,000. An amount of EUR 9,326,000 is presented in the consolidated statement of profit or loss and other comprehensive (loss)/income and an amount of EUR 15,421,000 was capitalised (see note 23). The service condition (one year of employment) has been met by most of the participants and as such the expense relating to this condition was recognised in the consolidated statement of profit or loss and other comprehensive (loss)/income. The cost of the performance conditions has been spread over the current period and the expected date that it is envisioned that these milestones will be met. Estimation by management is that these milestones will be reached in 2022. The production rate milestone will be met when in a calendar month, a microfactory that has been fully operational and has achieved the set target of production. Similarly, the contribution milestone will be met when the target sales for the relevant vehicles produced by a microfactory on a calendar month are achieved.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

21. SHARE BASED PAYMENTS (continued)

The awards granted under the SOP carry no dividend or voting rights.

2020	RSP	SOP
Weighted average fair value at grant date	2.62	1.93
Share price of Preferred A shares based on transactions occurred at the same time of the issues of the scheme	3.41	3.41
Exercise price	—	3.41
Contractual life of the options	—	10 years

In thousands	SOP
2020
Outstanding at the beginning of the year	—
Granted during the year	26,890
Exercised during the year	—
Expired during the year	—
Forfeited during the year	—

Outstanding at the end of the year	26,890

Exercisable at the end of the year	—

Fair value of the options granted

The assessed fair value at the grant date of awards granted during 2020 was EUR 51,804,000. The fair value at grant date is independently determined using Black Scholes Option Pricing Methodology (“BSOPM”). The BSOPM was used to apportion the total equity value between the different classes of securities within the Company’s capital structure. This apportionment captures the current value of each security class with reference to its expected value at a future exit date under different scenarios. The total equity value at the at grant date was estimated by back solving the BSOPM for the price paid by the preference A shareholders which have subscribed to the share capital of the Company few days before to the share capital of the Company (see note 13). By determining the total equity value, the expected exercise dates of the various tranches of the SOP and RSP have been incorporated into the BSOPM to derive the estimated value of the options issued.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

21. SHARE BASED PAYMENTS (continued)

The model inputs for options granted as of December 31, 2020 included:

Input	IPO	Delayed exit	Justification
Valuation date	October 2, 2020	October 2, 2020	This is the date that the option scheme was communicated to the employees and the date that management has made an estimation of the valuation of the scheme. Given the short time elapsed between the valuation date and the date that the actual agreements were signed management does not consider there to be any material change in value across the valuation date and the date the agreements have been signed (grant date).

Risk free rate	0%	0%	Risk free rates are taken from yields on UK government bonds for corresponding periods to the exit dates for each valuation event. Rates are linearly interpolated from yields for bonds with the closest available maturities. Where negative, rates have been capped at 0%.

Dividend yield	Nil	Nil	No dividend is anticipated to be paid prior to an exit event. SOPs are not entitled to dividends but RSPs are.

Expected volatility	146%	102%	Based on the average observed volatility in the equity value of listed comparable companies over a historic period commensurate with the expected exit date

Expected exit event	January 31, 2021	January 1, 2022	Estimation as to when the exit event will occur

Scenario weighting	75%	25%	This is the expected likelihood of the different exit routes as at the grant dates. We have assumed a one-year delay if the exit does not occur in early 2021.

22. RELATED PARTY TRANSACTIONS

The Group’s related parties include its ultimate parent company Kinetik, key management personnel and any subsidiaries or entities under significant influence of Kinetik. Transactions between the Group entities which have been eliminated on consolidation are not disclosed.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

22. RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

In thousands of euro	Transactions for the year			Balance outstanding
Related party	2020	2019	2018	December 31, 2020	December 31, 2019
Arrival Management Systems LLC	(10)	(256)		—	(53)
Arrival Solutions LLC	4	(30)		5	(26)
Shishkov Rodion	—	62	123	—	64
Studio S.à r.l.	—	—	(1,690)
K Cybernation S.à r.l.	—	(3,297)		—	—
K Robolife S.à r.l.	(66)	(65,649)		—	—
Kinetik S.à r.l.	(23,959)	(150,909)	(44,553)	—	—
Charge Cars Ltd	294	(39)	165	—	—
Smart Space LLC		(386)	(152)
Smekalka LLC	(299)	—		—	—
Experiment X Ltd			(66)
Happy Electron Ltd			(127)
Cybernation Ltd			(60)
Remy Robotics LLC	31	36		—	—
Denis Sverdlov			195

As described in note 13, Kinetik has contributed part of the shares it owned in Arrival Luxembourg S.à r.l. to the Company having a total nominal value of EUR 12,500,000 as well as contributing EUR 57,000 to the share premium of the Company without the issuance of any shares. During the year Kinetik provided loans to Arrival for a total amount of EUR 11,402,000 (see note 15).

In thousands of euro	Transactions for the year
Key Management personnel	2020	2019	2018
Wages and salaries	2,937	2,903	2,924
Social contributions	334	561	372
Other benefits	48	1	—
Other earnings	—	34	—
RSP loans	13,700	—	—
SOP expense	3,141	—	—

The related party transactions relate mainly to acquisition of fixed assets, acquisition of entities, contributions from the ultimate business owner and consulting services.

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

22. RELATED PARTY TRANSACTIONS (continued)

In October 2020, the Group has provided loans to the following executives:

Name	Nominal Amount	Fair Value of December 31, (see note 10A.iii)
In thousands of euro
Tim Holbrow	600	426
Avinash Rugoobur	3,000	2,130
Mike Ableson	1,500	978
Daniel Chin	1,000	710

Total	6,100	4,244

23. PERSONNEL

In thousands of euro	Personnel cost
	2020	2019	2018
UK	65,178	27,601	12,562
Russia	31,255	11,265	6,586
US	4,987	2,597	—
Germany	4,589	2,165	62
Israel	1,793	57	—
Other	2,167	—	—

	109,969	43,685	19,210

The personnel cost is presented grossed up as certain directly attributable wages and salaries are capitalised as part of the costs of the development projects. The amount capitalised amounted to EUR 68,889,000 (2019: EUR 29,425,000, 2018: EUR 10,744,000). Of these amounts capitalised during 2020 an amount of EUR 15,421,000, relates to the fair value of the SOP where this cost relates to employees which work on the development projects in accordance with IAS 38.

The above-mentioned amounts include social security cost of EUR 7,812 (2019: EUR 3,443, 2018: EUR 1,781).

24. OFF BALANCE EVENTS

The Group had no off-balance sheet transactions or arrangements (2019: None).

25. SUBSEQUENT EVENTS

On January 4, 2021, the Directors of Arrival Group S.A. (now known as Arrival) resolved to increase the share capital of Arrival Group S.A. by EUR 4,265,114.40, to waive any preferential rights subscription rights (to the extent necessary), accept the subscription for the Preferred Exchange New Shares by the following entities and accept payment for these new shares by contributions in kind consisting in shares in Arrival with payment of a share premium in an aggregate amount of EUR 256,234,886.99 in the following numbers and proportions: 1) 13,098,240 ordinary shares by Hyundai Motor Company with a payment of a share premium in an amount of EUR 78,690,176.26, paid by a contribution in kind consisting of 23,466,673 preferred A convertible preference shares in Arrival S.à r.l., 2) 3,274,560 ordinary shares by Kia Motors Corporation with a payment of a share

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

25. SUBSEQUENT EVENTS (continued)

premium in an amount of EUR 19,672,543.21, paid by a contribution in kind consisting of 5,866,668 preferred A convertible preference shares in Arrival Luxembourg S.à r.l., 3) 1,637,280 ordinary shares by United Parcel Service General Services Co. with a payment of a share premium in an amount of EUR 9,836,272.00, paid by a contribution in kind consisting of 2,933,334 preferred A convertible preference shares in Arrival Luxembourg S.à r.l., 4) 8,186,400 ordinary shares by WCPF II Holdings Limited with a payment of a share premium in an amount of EUR 49,181,361.44, paid by a contribution in kind consisting of 14,666,671 preferred A convertible preference shares in Arrival Luxembourg S.à r.l. and 5) 16,454,664 ordinary shares by twelve BlackRock Funds with a payment of a share premium in an amount of EUR 98,854,534.08, paid by a contribution in kind consisting of 29,480,008 preferred A convertible preference shares in Arrival Luxembourg S.à r.l.. All contributions in kind represents a value in an aggregate amount of EUR 260,500,001.39.

On February 1, 2021, the Group entered into a prepayment agreement with LG Energy Solutions Ltd (“LG”). The agreement specifies that an amount of EUR 25,830,000 will be paid to LG and in return, LG has to build an assembly line for the manufacturing of cells at the specifications required by the Group. The assembly line will be determined by the Group and LG guarantees the supply of 82,000,000 cells to the Group.

On March 23, 2021, the Directors of Arrival Group S.A. resolved to increase the share capital of Arrival Group S.A. by EUR 49,118,385.60 and accept the subscription for the Ordinary Exchange New Shares by the following entities and accept payment for these new shares by contributions in kind consisting in shares in Arrival Luxembourg S.à r.l. with payment of a share premium in an aggregate amount of EUR 4,033,273,470.30 in the following numbers and proportions: 463,275,682 shares by Kinetik S.à r.l. with a payment of a share premium in an amount of EUR 3,858,887,655.60, paid by a contribution in kind consisting of 830,000,000 shares in Arrival Luxembourg S.à r.l., 20,935,750 shares by Arrival Luxembourg S.à r.l. with a payment of a share premium in an amount of EUR 174,385,814.70, paid by a contribution in kind consisting of 37,508,277 shares in Arrival S.à r.l. and 6,972,424 shares by Computershare Trustees (Jersey) Limited with a payment of a share premium in an amount of EUR 58,077,300.30, paid by a contribution in kind consisting of 12,491,723 shares in Arrival S.à r.l.. All contributions in kind represent a value in an aggregate amount of EUR 4,140,469,156.20.

On March 23, 2021, during the Extraordinary General Meeting of Arrival Group S.A. it was resolved to change the name of the company “Arrival Group” to “Arrival”, to reduce the share capital by an amount of EUR 30,000.00 by cancellation of 300,000 shares held by Arrival Luxembourg S.à r.l. and to allocate the amount of the capital reduction to a free reserve. Also, it was resolved to approve the employee participation schemes of Arrival in accordance with the rules of the Arrival Share Option Plan 2020, the Arrival Restricted Share Plan 2020 and the Arrival Incentive Compensation Plan.

On March 23, 2021, during the Extraordinary General Meeting of Arrival Luxembourg S.à r.l. it was resolved to change the name of the company “Arrival S.à r.l.” to “Arrival Luxembourg S.à r.l.”, to reclassify the existing 76,413,354 preferred A convertible preference shares into 76,413,354 ordinary shares and to reduce the corporate capital by an amount of EUR 239,091,338.50 to EUR 12,000.00 by cancellation of 956,365,354 ordinary shares with a nominal value of EUR 0.25 each, and to allocate the proceeds of such capital reduction to a free reserve.

On March 24, 2021, the Directors of Arrival S.A. resolved to increase the share capital of Arrival S.A. by EUR 7,232,226.70 so as to raise to an amount of EUR 60,615,726.70 by issuing 72,322,267 Merger New Shares with a nominal value of EUR 0.10 each having the same rights and privileges as the existing shares and to accept the subscription for the Merger New Shares by persons and entities (the “Subscribers”) and to accept payment for these new shares by contributions in kind consisting in all the class A common stock issued by CIIG Merger Corp. with a par value of USD 0.0001 per share (other than such class A common stock held in treasury by CIIG

Arrival Luxembourg S.à r.l.

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2019 and 2018

25. SUBSEQUENT EVENTS (continued)

Merger Corp.) by the stockholders of CIIG Merger Corp. through the merger of ARSNL Merger Sub Inc. into CIIG Merger Corp. with payment of a share premium in an aggregate amount of EUR 602,413,453.14. All contributions in kind represent a value in an aggregate amount of EUR 609,645,679.84.

In March 2021, certain executive officers of the Group received a onetime bonus in connection with the successful merger with CIIG. With the money received, the executive officers settled the loans that they had with certain subsidiaries of the Company, prior to closing of the merger transaction and listing to a total nominal value of EUR 6,100,000.

Following the merger with CIIG, the listing on NASADAQ of Arrivals’ shares completed on March 25, 2021. This listing constituted an exit event condition of the share-based payment schemes (see note 21) and as such the options provided to the Wider Group Employees can be exercised up-on completion of the lock-up period, which is 6 months as from the date of the listing subject to the vesting conditions having been met.

Arrival

(previously named: Arrival Group S.A.)

Financial Statements

For the period from October 27 (date of incorporation) to December 31, 2020 with the report of the Independent Registered Public

Accounting Firm

Financial Statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Arrival

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Arrival (the Company) as of December 31, 2020, the related statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for the period from October 27, 2020 to December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from October 27, 2020 to December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

London, United Kingdom

April 30, 2021

Arrival

Statement of profit or loss and other comprehensive loss

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

In thousands of euro		October 27, 2020 to December 31, 2020
	Note
Continuing Operations

Administrative expenses	8	(102)
Legal Expenses	8	(3,285)

Operating loss		(3,387)

Loss for the period		(3,387)

Attributable to:
Owners of the Company		(3,387)

Earnings per share (presented in euro)
Basic earnings per share		(11.29)
Diluted earnings per share		(11.29)

Statement of other comprehensive loss

Loss for the period	(3,387)

Total comprehensive loss for the period	(3,387)

The accompanying notes are an integral part of these financial statements

Arrival

Statement of financial position

As at December 31, 2020

In thousands of euro	Note	2020
ASSETS
Current Assets
Cash and cash equivalents	4	28

Total Current Assets		28

TOTAL ASSETS		28

EQUITY AND LIABILITIES
Capital and reserves
Share capital	5	30
Accumulated deficit		(3,387)

Total Equity		(3,357)

Current Liabilities
Trade and other payables	7	3,385

Total Current Liabilities		3,385

TOTAL EQUITY AND LIABILITIES		28

Arrival

Statement of changes in equity

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

In thousands of euro	Note	Share capital	Accumulated deficit	Total equity
Balance at October 27, 2020		—	—	—
Loss for the period		—	(3,387)	(3,387)

Transactions with shareholders		—	(3,387)	(3,387)
Capital increase	5	30	—	30

Balance at December 31, 2020		30	(3,387)	(3,357)

Arrival

Statement of Cash Flows

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

In thousands of euro	Note	October 27 to December 31, 2020

Cash flows used in operating activities
Loss for the period		(3,387)

Increase in trade and other payables	7	3,385

Net cash used in operating activities		(2)

Cash flows from financing activities
Capital increase	5	30

Net cash from financing activities		30

Net increase in cash and cash equivalents		28
Cash and cash equivalents as at October 27, 2020		—

Cash and cash equivalents at December 31		28

The accompanying notes are an integral part of these financial statements

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

1. INCORPORATION AND PRINCIPAL ACTIVITIES

General

Arrival (the “Company”, previously named Arrival Group S.A.) was incorporated in Luxembourg on October 27, 2020 as a Société Anonyme. The Company has its registered address at 1, rue Peternelchen, L-2370 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° 248209.

The Company was incorporated for the purpose of the merger transaction with CIIG Merger Corporation (Note 11).

Principal activities

The principal activities of the Company is the direct and indirect acquisition and holding of participating interests, in any form whatsoever, in Luxembourg and/or in foreign undertakings, as well as the administration, development and management of such interests.

The Company may grant pledges, guarantees, liens, mortgages and any other form of securities as well as any form of indemnities, to Luxembourg or foreign entities, in respect of its own obligations and debts.

The Company may also provide assistance in any form (including but not limited to the granting of advances, loans, money deposits and credits as well as the provision of pledges, guarantees, liens, mortgages and any other form of securities, in any kind of form) to the Company’s subsidiaries. On a more occasional basis, the Company may provide the same kind of assistance to undertakings which are part of the same group of companies which the Company belongs to or to third parties, provided that doing so falls within the Company’s best interest and does not trigger any license requirements.

The Company may also use its funds to invest in real estate, in intellectual property rights (copyright on software, patents, trademarks – including service marks and domain names – designs, patterns and models, etc.) or any other movable or immovable assets in any form or of any kind.

In general, the Company may carry out any commercial, industrial or financial operation and engage in such other activities as the Company deems necessary, advisable, convenient, incidental to, or not inconsistent with, the accomplishment and development of the foregoing.

2. BASIS OF PREPARATION

The Company’s financial year starts on January 1 and ends on December 31 of each year. The current financial statements present the financial data of the Company as from October 27, 2020 (date of incorporation) to December 31, 2020.

Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These financial statements were approved and authorised for issue by the Board of Directors (the “Board”) on April 30, 2021.

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

2. BASIS OF PREPARATION (continued)

Basis of measurement

The financial statements have been prepared under the historical cost basis.

Going concern

The financial statements have been prepared on a going concern basis.

In determining the appropriate basis of preparation for the financial statements for the period ended December 31, 2020 the Board is required to consider whether the Company will be able to operate within the level of available cash and funding for the foreseeable future, being a period of at least 12 months following the approval of the financial statements.

The Company was incorporated on October 27, 2020 and has a limited operating history.

The Company was incorporated on October 27, 2020 and has a limited operating history. The Company was incorporated for the purpose of merger transaction with CIIG Merger Corporation and as described in the subsequent events Note 10, the Shareholders of Arrival Luxembourg S.à r.l. have contributed their shares of Arrival Luxembourg S.à r.l in exchange for the shares in the Company, making the Company the parent company of Arrival Luxembourg S.à r.l and its subsidiaries.

Following the successful completion of the merger transaction with CIIG Merger Corporation, which occurred on March 25, 2021, the Company became listed on NASDAQ and raised USD 611,734,000 net of all transaction expenses. The cash as of March 31, 2021 of the Company was EUR 498,638,038.

The Company continues to operate as a holding company of Arrival Luxembourg S.à r.l. and its subsidiaries. The cash raised by the Company is forecast to be used by the Company and its subsidiaries to cover ongoing operations and therefore the Board have considered cashflow forecasts at the group level, having undertaken an assessment of the key uncertainties and sensitivities, including any potential impact of COVID-19. The forecast prepared to April 30, 2022 includes any cash outflows that would be required to cover any expenses and obligations of the Company.

Based on the above assessment, the Board is confident, that the Company has sufficient funds to continue to be able to realise its assets and discharge its liabilities as they fall due for a period of at least 12 months from the date of approval of the financial statements and therefore the financial statements have been prepared on a going concern basis.

Functional and presentation currency

The financial statements are presented in euro (EUR), rounded to the nearest thousand, unless otherwise stated.

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

2. BASIS OF PREPARATION (continued)

Adoption of new and revised International Financial Reporting Standards

The following Standards, Amendments to Standards and Interpretations have been issued but are not effective for the year ended December 31, 2020:

January 1, 2021	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2
January 1, 2022	IFRS 3 – Amendments to References to Conceptual Framework
January 1, 2022	IAS 16 – Proceeds before intended use
January 1, 2022	IAS 37 – Cost of fulfilling a contract
January 1, 2023	IAS 1 – Classification of Liabilities as Current or Non-Current
January 1, 2023	IFRS 17 – Insurance Contracts
Available for optional adoption/effective date deferred indefinitely	IFRS 10 and IAS 28 – Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The above-mentioned new standards, amendments and interpretations do not have a significant impact on the financial statements.

Cash and cash equivalents

Cash and cash equivalents, for the purpose of preparing the statement of cash flows, comprise cash in hand and at banks and short-term deposits expiring not more than three months after the acquisition date.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options which vest immediately are recognised as a deduction from equity, net of any tax effects.

Trade and other payables

Trade and other payables are initially recognised at their fair value and subsequently measured at amortised cost.

Trade and other payables are classified as current liabilities unless the Company has the right, unconditionally, to postpone the repayment of the liabilities for at least twelve months after the reporting date.

Taxation

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

2. BASIS OF PREPARATION (continued)

Taxation (continued)

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised.

Events after the reporting date

Assets and liabilities are adjusted for events which occurred in the period between the reporting date and the date the financial statements are approved by the Board when such events provide evidence of conditions that existed at the end of the reporting period.

3. OPERATING SEGMENTS

The Company has no segments.

4. CASH AND CASH EQUIVALENTS

In thousands of euro	2020
Bank balances	28

Total	28

5. CAPITAL AND RESERVES

A. Share capital

In thousands of shares	2020
Authorised
Ordinary shares	300

In thousands of euro
Ordinary shares issued and fully paid
Ordinary shares issued on October 27	30

Ordinary shares issued and fully paid as of December 31	30

On October 27, 2020, the Company was incorporated with an issued and fully paid share capital of EUR 30,000 represented by 300,000 ordinary shares of a nominal value of EUR 0.10 each.

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

5. CAPITAL AND RESERVES

Legal Reserve

Under Luxembourg law, the Company must appropriate at least 5% of its statutory net profits to a non-distributable legal reserve until the aggregate reserve reaches 10% of the subscribed capital. Such reserve is not available for distribution.

6. INCOME TAXES

A. Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not sufficiently certain at this stage, the amount of future taxable profit that will be available against which the Company can use the benefits therefrom.

In thousands of euro	2020
Tax losses	(3,387)

Total	(3,387)

	2020
In thousands of euro	Gross amount	Tax effect
Tax losses	3,387	845

B. Tax losses carried forward

Tax loses for which no deferred tax asset was recognised and expire as follows:

In thousands of euro	2020
Expiry in 2037	3,387

C. Reconciliation of effective tax rate

In thousands of euro		2020
Loss before tax from continuing operations		(3,387)
Tax rate using the Company’s domestic tax rate	24.94%	(845)
Current year losses for which no deferred tax asset is recognised	(24.94%)	845

Income tax expense		—

7. TRADE AND OTHER PAYABLES

2020
Current liabilities
Other payables and accrued expenses	(3,385)

(3,385)

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

8. ADMINISTRATIVE AND LEGAL EXPENSES

In thousands of euro	2020
Other	(53)
Audit fees	(49)
Legal fees	(3,285)

Total other expenses	(3,387)

Legal expenses relate to due diligence fees and legal fees which relate to the work that was carried out in 2020 in relation to the merger with CIIG.

9. OFF BALANCE EVENTS

The Company had no off-balance sheet transactions or arrangements.

10. ULTIMATE PARENT UNDERTAKING

The Company as of December 31, 2020, was a subsidiary of Arrival Luxembourg S.à r.l. and the results of the Company have been included in the consolidated financial statements of Arrival Luxembourg S.à r.l.. As described in note 11, the Company on March 25, 2021 has successfully admitted some of its shares, listed on NASDAQ and as of the same date, Kinetik S.à r.l. became the majority shareholder of the Company, which is also the Company’s ultimate holding company. The related party transactions the Company had during the period amounted to EUR 53,000, which relates to invoice settled by Arrival Luxembourg S.à r.l.. The amount outstanding that is owed to Arrival Luxembourg S.à r.l as at the year-end is EUR 53,000.

11. SUBSEQUENT EVENTS

On January 4, 2021, the Directors of Arrival Group S.A. (previously Arrival Group S.A.) resolved to increase the share capital of Arrival Group S.A. by EUR 4,265,114.40, to waive any preferential rights subscription rights (to the extent necessary), accept the subscription for the Preferred Exchange New Shares by the following entities and accept payment for these new shares by contributions in kind consisting in shares in Arrival with payment of a share premium in an aggregate amount of EUR 256,234,886.99 in the following numbers and proportions: 1) 13,098,240 ordinary shares by Hyundai Motor Company with a payment of a share premium in an amount of EUR 78,690,176.26, paid by a contribution in kind consisting of 23,466,673 preferred A convertible preference shares in Arrival S.à r.l., 2) 3,274,560 ordinary shares by Kia Motors Corporation with a payment of a share premium in an amount of EUR 19,672,543.21, paid by a contribution in kind consisting of 5,866,668 preferred A convertible preference shares in Arrival Luxembourg S.à r.l., 3) 1,637,280 ordinary shares by United Parcel Service General Services Co. with a payment of a share premium in an amount of EUR 9,836,272.00, paid by a contribution in kind consisting of 2,933,334 preferred A convertible preference shares in Arrival Luxembourg S.à r.l., 4) 8,186,400 ordinary shares by WCPF II Holdings Limited with a payment of a share premium in an amount of EUR 49,181,361.44, paid by a contribution in kind consisting of 14,666,671 preferred A convertible preference shares in Arrival Luxembourg S.à r.l. and 5) 16,454,664 ordinary shares by twelve BlackRock Funds with a payment of a share premium in an amount of EUR 98,854,534.08, paid by a contribution in kind consisting of 29,480,008 preferred A convertible preference shares in Arrival Luxembourg S.à r.l.. All contributions in kind represents a value in an aggregate amount of EUR 260,500,001.39.

On March 23, 2021, the Directors of Arrival Group S.A. resolved to increase the share capital of Arrival Group S.A. by EUR 49,118,385.60 and accept the subscription for the Ordinary Exchange New Shares by the following entities and accept payment for these new shares by contributions in kind consisting in shares in Arrival S.à r.l.

Arrival

Notes to the consolidated financial statements

For the period from October 27, 2020 (date of incorporation) to December 31, 2020

11. SUBSEQUENT EVENTS (continued)

with payment of a share premium in an aggregate amount of EUR 4,033,273,470.30 in the following numbers and proportions: 463,275,682 shares by Kinetik S.à r.l. with a payment of a share premium in an amount of EUR 3,858,887,655.60, paid by a contribution in kind consisting of 830,000,000 shares in Arrival S.à r.l., 20,935,750 shares by Arrival S.à r.l. with a payment of a share premium in an amount of EUR 174,385,814.70, paid by a contribution in kind consisting of 37,508,277 shares in Arrival S.à r.l. and 6,972,424 shares by Computershare Trustees (Jersey) Limited with a payment of a share premium in an amount of EUR 58,077,300.30, paid by a contribution in kind consisting of 12,491,723 shares in Arrival S.à r.l.. All contributions in kind represent a value in an aggregate amount of EUR 4,140,469,156.20.

On March 23, 2021, during the Extraordinary General Meeting of Arrival Group S.A. it was resolved to change the name of the company “Arrival Group” to “Arrival”, to reduce the share capital by an amount of

EUR 30,000.00 by cancellation of 300,000 shares held by Arrival Luxembourg S.à r.l. and to allocate the amount of the capital reduction to a free reserve. Also, it was resolved to approve the employee participation schemes of Arrival in accordance with the rules of the Arrival Share Option Plan 2020, the Arrival

Restricted Share Plan 2020 and the Arrival Incentive Compensation Plan.

On March 24, 2021, the Directors of Arrival resolved to increase the share capital of Arrival by EUR 7,232,226.70 so as to raise to an amount of EUR 60,615,726.70 by issuing 72,322,267 Merger New Shares with a nominal value of EUR 0.10 each having the same rights and privileges as the existing shares and to accept the subscription for the Merger New Shares by persons and entities (the “Subscribers”) and to accept payment for these new shares by contributions in kind consisting in all the class A common stock issued by CIIG Merger Corp. with a par value of USD 0.0001 per share (other than such class A common stock held in treasury by CIIG Merger Corp.) by the stockholders of CIIG Merger Corp. through the merger of ARSNL Merger Sub Inc. into CIIG Merger Corp. with payment of a share premium in an aggregate amount of EUR 602,413,453.14. All contributions in kind represent a value in an aggregate amount of EUR 609,645,679.84.

Following the merger with CIIG, the listing on NASDAQ of Arrivals’ shares completed on March 25, 2021.

Item 19: Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arrival, dated as of March 23, 2021 (incorporated by reference to Exhibit 1.1 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

2.1	Specimen Ordinary Share Certificate of Arrival (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021).

2.2	Specimen Warrant Certificate of Arrival (incorporated by reference to Exhibit A of Exhibit 2.5 to Arrival’s Form 20-F, File No. 001-400286, filed with the SEC on March 26, 2021).

2.3	Warrant Agreement, dated December 12, 2019, by and between CIIG Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on December 17, 2019).

2.4	Private Placement Warrant Purchase Agreement, dated December 12, 2019, by and between CIIG Merger Corp. and CIIG Management LLC (incorporated by reference to Exhibit 10.5 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on December 17, 2019).

2.5	Assignment, Assumption and Amendment Agreement, dated March 24, 2021 by and among CIIG Merger Corp., Arrival and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021).

4.1 #	Business Combination Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., Arrival S.à r.l., Arrival and ARSNL Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.2	Form of Contribution and Exchange Agreement for Preferred Shares (incorporated by reference to Exhibit 10.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.3	Form of Contribution and Exchange Agreement for Ordinary Shares (incorporated by reference to Exhibit 10.2 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.5	Transaction Support Agreement, dated as of November 18, 2020, by and among CIIG Merger Corp., CIIG Management LLC and certain investors in CIIG Merger Corp (incorporated by reference to Exhibit 10.4 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

4.6	Registration Rights and Lock-Up Agreement, dated March 24, 2021, by and between Arrival and certain stockholders of CIIG Merger Corp. and Arrival S.à r.l. (incorporated by reference to Exhibit 4.7 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

4.7	Nomination Agreement, dated March 24, 2021, by and between Arrival and Kinetik S.à r.l. (incorporated by reference to Exhibit 4.8 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

1

Exhibit No.	Description

4.8 ##	Collaboration Framework Agreement, dated November 4, 2019, by and between Arrival S.à r.l., Hyundai Motor Company and Kia Motors Corporation (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.9 ##	Collaboration Agreement Side Letter addressed to Hyundai Motor Company and Kia Motors Corporation from Arrival S.à r.l, dated December 6, 2019 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.10 ##	Vehicle Sales Agreement, dated October 8, 2020, by and between Arrival S.à r.l. and United Parcel Service Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.11	Warrant Agreement, dated as of October 29, 2020, by and between Arrival S.à r.l. and United Parcel Service General Services Co. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.12 ##+	Employment Contract, dated as of January 3, 2019, by and between Arrival Ltd. and Avinash Rugoobur (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.13 ##+	Employment Letter Agreement, dated as of November 1, 2019, by and between Arrival Automotive, Inc. and Michael Ableson (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.14 ##+	Employment Contract, dated as of September 14, 2020, by and between Arrival Limited and Denis Sverdlov (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.15 ##+	Employment Contract, dated June 29, 2020, by and between Arrival Automotive UK Limited and Tim Holbrow (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.16 ##+	Employment Contract, dated October 6, 2017, by and between Arrival Ltd. and Daniel Chin (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.17 +	Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.18 +	Form of Restricted Share Agreement under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.19 +	Form of US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.20 +	Form of non-US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.21 +	Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.22 +	Form of Option Grant Letter Agreement under the Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

2

Exhibit No.	Description

4.23 +	Arrival Incentive Compensation Plan (incorporated by reference to Exhibit 4.24 to Arrival’s Form 20-F filed with the SEC on March 26, 2021).

4.24##	Product Manufacture and Supply Agreement, dated as of February 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.25 ##	Long Term Agreement, dated as of February 20, 2020, by and between ARRIVAL Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.26 ##	First Supplement to the Long Term Agreement, dated as of October 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.27 ##	Prepayment Agreement, dated as of February 1, 2021, by and between Arrival Elements B.V. and LG Energy Solution, Ltd (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4/A filed February 16, 2021 (file no. 333-251339)).

8.1 ##	List of Subsidiaries of Arrival (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021).

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP for Arrival.

15.2*	Consent of KPMG LLP for Arrival Luxembourg SARL.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.DEF**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**

As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

+	Management contract or compensatory plan or arrangement.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ARRIVAL

April 30, 2021	By:	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer

1