Form 20-F/A
period 2020-12-31
Arrival
filed 2021-08-11
CIK 1835059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note:
Arrival (the “Company”) is filing this Amendment No. 2 (this “Amendment”) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original 20-F”), which was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2021 (the “Original Filing Date”), and amended by Amendment No. 1 to the Original 20-F filed with the SEC on May 27, 2021, solely for the purpose of correcting inadvertent typographical errors with respect to: a reference to “Note 17” (which has been corrected to read “Note 16”) regarding adjustments for tax income appearing in the Company’s Condensed Consolidated Statement of Cash Flows for the periods ended December 31, 2020, 2019 and 2018; to Grants Received appearing in the Company’s Condensed Consolidated Statement of Cash Flows; and to a reference to “3 material lease agreements” (which has been corrected to read: “4 material lease agreements”) appearing in the footnote of Note 7 to the Consolidated Financial Statements. This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F except as set forth in this explanatory note.

PART III

Item 18: Financial Statements	1
Item 19: Exhibits	1

EXHIBIT INDEX	1

i

PART III
Item 18: Financial Statements
The following financial statements, together with the report of KPMG LLP thereon, are filed as part of this annual report:

1

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
The accompanying notes are an integral part of these financial statements

Arrival Luxembourg S.à r.l.
Consolidated Statement of Cash Flows
For the years ended December 31, 2020, 2019 and 2018

In thousands of euro		2020	2019	2018
	Note		Restated*	Restated*
Cash flows used in operating activities
Loss for the year		(83,215)	(48,096)	(30,189)
Adjustments for:
• Depreciation/Amortization	7,8,19	9,652	4,770	2,120
• Impairment losses and write -offs	8,10,19	397	4,972	9,347
• Net unrealised foreign exchange differences		40	105	(141)
• Net finance interest	20	2,180	2,524	(94)
• Employee share scheme	19C,21	9,326	—	—
• Profit on disposal of fixed assets	19A,19B	—	(542)	—
• Profit from the modification of lease	19A	(1,036)	(64)	—
• Deferred taxes	16	1,621	(65)	(1,108)
• Tax income	16	(19,423)	(6,864)	157

Cash flows used in operations before working capital changes		(80,458)	(43,260)	(19,908)
(Increase)/decrease in trade and other receivables		(4,545)	(4,803)	3,128
Increase/(decrease) in trade and other payables		9,736	9,317	(1,652)
(Increase) of inventory		(6,191)	(3,413)	(1,067)

Cash flows used in operations		(81,458)	(42,159)	(19,499)
Income tax and other taxes received/(paid)		4,108	6,973	(118)
Interest received		24	51	94

Net cash used in operating activities		(77,326)	(35,135)	(19,523)

Cash flows from investing activities
Acquisition of intangible assets and goodwill	8	(80,684)	(38,484)	(19,334)
Acquisition of property, plant and equipment	7	(9,844)	(6,054)	(3,182)
Grants received		1,067	844	—
Prepayments for tangible and intangible assets		(17,350)	(4,644)	(889)
Cash received on acquisition of entities, net of consideration paid	9	117	486	—
Proceeds from the sale of fixed assets		6	—	—
Loans granted		—	(490)	(2,509)

Net cash used in investing activities		(106,688)	(48,342)	(25,914)

Cash flows from financing activities
Issuance of Preferred A shares	13	160,500	100,000	—
Contribution of Kinetik to the share premium of the Company without the issuance of any shares	13	—	81,911	41,052
Proceeds from borrowings		12,396	—	—
Repayment of borrowings		(12,396)	—	—
Repayment of interest		(51)	—	—
Repayment of lease liabilities	15	(6,695)	(3,287)	—

Net cash from financing activities		153,754	178,624	41,052

Net increase/(decrease) in cash and cash equivalents		(30,260)	95,147	(4,385)
Cash and cash equivalents at January 1	12	96,644	1,053	5,476
Effects of movements in exchange rates on cash held		696	444	(38)

Cash and cash equivalents at December 31		67,080	96,644	1,053

*	Restated to reflect reclassification of cash flows described in note 2
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
***
During 2020, the Group has entered a number of new leases and amended several existing agreements. The Group has entered into 4 material lease agreements in the USA which have a right of use of asset of EUR 23,770. In addition, the Group has leased office and factory buildings in the UK of total right of use value of EUR 24,683. Due to the growth the Group, we have renegotiated several of the existing lease agreements, which resulted in obtaining better terms and at the same time extent the period of the lease terms. The total modification of the lease amounted to EUR 24,506.

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
The impairment loss was recogn
i
sed in relation to projects and elements of projects that are no longer expected to generate future cash-flows, as they are not commercially viable.
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

Arrival Luxembourg S.à r.l.
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018

15. LOANS AND BORROWINGS
Reconciliation of movements of liabilities to cashflows arising from financing activities:

In thousands of euro	Liabilities Lease liabilities	Total
January 1, 2020	22,988	22,988

Changes from financing cash flows
Payment of lease liabilities	(2,371)	(2,371)
Payment of interest	(4,324)	(4,324)

Total c hanges from financing cash flows	(6,695)	(6,695)

The effects of changes in foreign exchange rates	(3,438)	(3,438)

Other changes
Interest on leases	4,733	4,733
New and modification of leases	74,574	74,574

Total of other changes	79,307	79,307

December 31, 2020	92,162	92,162

January 1, 2019	6,195	6,195

Changes from financing cash flows
Payment of lease liabilities	(713)	(713)
Payment of interest	(2,574)	(2,574)

Total c hanges from financing cash flows	(3,287)	(3,287)

The effects of changes in foreign exchange rates	556	556

Other changes
New and modification of leases	19,524	19,524

Total of other changes	19,524	19,524

December 31, 2019	22,988	22,988

In thousands of euro	2020	2019
Non-current lease liabilities
Lease liability	87,907	19,943

Total non-current lease liabilities	87,907	19,943

Current lease liabilities
Current portion of lease liabilities	4,255	3,045

Total current loans and borrowings	4,255	3,045

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
On March 23, 2021, the Directors of Arrival Group S.A. res
o
lved to increase the share capital of Arrival Group S.A. by EUR 49,118,385.60 and accept the subscription for the Ordinary Exchange New Shares by the following entities and accept payment for these new shares by contributions in kind consisting in shares in Arrival Luxembourg S.à r.l. with payment of a share premium in an aggregate amount of EUR 4,033,273,470.30 in the following numbers and proportions: 463,275,682 shares by Kinetik S.à r.l. with a payment of a share premium in an amount of EUR 3,858,887,655.60, paid by a contribution in kind consisting of 830,000,000 shares in Arrival Luxembourg S.à r.l., 20,935,750 shares by Arrival Luxembourg S.à r.l. with a payment of a share premium in an amount of EUR 174,385,814.70, paid by a contribution in kind consisting of 37,508,277 shares in Arrival S.à r.l. and 6,972,424 shares by Computershare Trustees (Jersey) Limited with a payment of a share premium in an amount of EUR 58,077,300.30, paid by a contribution in kind consisting of 12,491,723 shares in Arrival S.à r.l.. All contributions in kind represent a value in an aggregate amount of EUR 4,140,469,156.20.
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

Legal expenses relate to due diligence fees and legal fees which relate to the work that was carried out in 2020 in relation to the merger with CIIG
.

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

8.1 ##	List of Subsidiaries of Arrival (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021).

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP for Arrival (incorporated by reference to Exhibit 15.1 to Arrival’s Form 20-F filed with the SEC on April 30, 2021).

15.2	Consent of KPMG LLP for Arrival Luxembourg SARL (incorporated by reference to Exhibit 15.2 to Arrival’s Form 20-F filed with the SEC on April 30, 2021).

101.INS*	INLINE XBRL Instance Document.

101.SCH*	INLINE XBRL Taxonomy Extension Schema Document.

101.DEF*	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL*	INLINE XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	INLINE XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Furnished herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
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
and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report on Form
20-F
on its behalf.

August 11, 2021	ARRIVAL

	By:	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer