Form 20-F
period 2021-12-31
Arrival
filed 2022-04-27
CIK 1835059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 20-F

____________________
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2021

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number 001-40286
____________________
ARRIVAL
(Exact Name of Registrant as Specified in Its Charter)
____________________
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
Daniel Chin
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
Telephone: +352 621 266 815
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Ordinary Shares, with a	ARVL	The Nasdaq Stock Market LLC
nominal value of €0.10
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 657,661,077 Ordinary Shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

FREQUENTLY USED TERMS

In this annual report:

“Adjusted EBITDA” represents EBITDA adjusted for impairments and write-offs, share option expenses, listing expense, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got repaid/settled, fair value movement of embedded derivative, fair value movement on employee loans, foreign exchange gains/losses and transaction bonuses. Adjusted EBITDA is a Non-IFRS measure and provided as a supplemental measure of Arrival’s performance.

“Arrival” means (a) Arrival Luxembourg SARL with respect to the periods prior to the Closing and (b) to the Company and its subsidiaries following the Closing.

“Arrival Luxembourg SARL” means Arrival Luxembourg SARL (formerly Arrival S.à r.l.), a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60a rue des Bruyeres, L-1274 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 200789.

“Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 18, 2020, as amended, by and among CIIG, Arrival, the Company, and Merger Sub.

“CIIG” refers to Arrival Vault US, Inc. (formerly CIIG Merger Corp.), a Delaware corporation.

“Company” means Arrival (formerly Arrival Group S.A.), a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60a rue des Bruyeres, L-1274 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés de Luxembourg) under number B248209.

"Closing" means the closing of the Business Combination.

“EBITDA” represents the net loss before interest income or expense, tax income or expense, depreciation and amortization.

“EVs” means electric vehicles.

“Exchange Act” means the Securities Exchange Act of 1934.

“GHG” means greenhouse gas.

“HKMC” means Hyundai and Kia, collectively.

“Hyundai” means Hyundai Motor Company.

“Kia” means Kia Corporation.

“Merger Sub” means ARSNL Merger Sub Inc., a Delaware corporation.

“Nasdaq” means The Nasdaq Stock Market LLC.

“OEMs” means original equipment manufacturers.

“Ordinary Shares” means the ordinary shares of Arrival.

“Registration Rights and Lock-Up Agreement” means that certain agreement entered into on March 24, 2021 by the Company and certain stockholders of CIIG and certain shareholders of Arrival.

“SEC” means the U.S. Securities and Exchange Commission.

“Warrants” mean a right to acquire one Ordinary Share.

CURRENCY AND EXCHANGE RATE PRESENTATION

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

Certain amounts described in this annual report have been expressed in U.S. Dollars for convenience and, when expressed in U.S. Dollars in the future, such amounts may be different from those set forth in this annual report due to intervening exchange rate fluctuations.
6
IMPORTANT INFORMATION ABOUT IFRS FINANCIAL MEASURES

The consolidated financial statements of Arrival have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which can differ in certain significant respects from U.S. GAAP.

INDUSTRY AND MARKET DATA

In this annual report, Arrival presents certain industry data, information and statistics regarding the markets in which Arrival competes as well as Arrival’s analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Arrival’s business and markets (collectively, “Industry Analysis”). Such information is supplemented where necessary with Arrival’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and Arrival’s management’s judgment where information is not publicly available. This information appears in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and other sections of this annual report.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. Arrival relies on this safe harbor in making these forward-looking statements. Forward-looking statements include information concerning Arrival’s possible or assumed future results of operations, including descriptions of its business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•the risk that Arrival is an early stage company and expects to incur significant expenses and continuing losses for the foreseeable future;
•the risk that Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles;
•the ability to raise additional capital necessary to execute its business plan, which may not be available on acceptable terms or at all;
•the risk that the period of time from the receipt of orders to implementation and delivery is long and the orders are subject to risks of cancellation or postponement;
•the risk that the market for commercial EVs may not develop as Arrival expects or may develop slower than Arrival expects;
•the risk that Arrival's orders from UPS, LeasePlan and Anaheim Transportation network may be cancelled, modified, or delayed;
•the risk that certain of Arrival’s strategic development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements;
•Arrival’s ability to execute its microfactory production model on a large scale is unproven and still evolving and such production model may lead to increased costs, delayed and/or reduced production of its vehicles;
•regulatory requirements or infrastructure limitations outside of Arrival's control that may slow market adoption of EVs;
•the risk that Arrival may be impacted by overall economic conditions, particularly in the markets in which Arrival plans to operate;
•the ability to maintain relationships with Arrival's existing suppliers, source suppliers for Arrival's critical components and complete building out Arrival's supply chain;
•the ability to sell products to large corporations with substantial negotiating power and exacting standards;
•the risk that Arrival may not be able to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity;
•the risk that as it expands into new territories, Arrival may encounter stronger market resistance than it currently expects;
•the risk that because Arrival has grown its business rapidly and expects to continue to expand its operations, it could fail to manage its growth effectively.

These and other factors are more fully discussed under “Risk Factors” and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by forward-looking statements in this annual report.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Arrival to predict these events or how they may affect Arrival. Arrival does not undertake any obligation to update or revise any forward-looking statements after the date of this annual report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on Arrival’s business, financial condition or results of operations, resulting in a decline in the trading price of the Ordinary Shares. The risks set forth below comprise all material risks currently known to Arrival. These factors should be considered carefully, together with the information and financial data set forth in this annual report.

Risk Factor Summary

The risks described below include, but are not limited to, the following:

•Arrival is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.
•Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles.
•Arrival may need or choose to raise additional funds and these funds may not be available to it when it needs them, or may only be available on unfavorable terms. As a result, Arrival may be unable to meet its future capital requirements which could limit its ability to grow and jeopardize its ability to execute its business plan or continue its business operations.
•While Arrival has received orders for vehicles, the period of time from the receipt of orders to implementation and delivery is long, potentially spanning several months, and the orders are subject to cancellation or postponement.
•Arrival’s growth is dependent upon the willingness of operators of commercial vehicle fleets and small to medium sized businesses to adopt EVs and on Arrival’s ability to produce, sell and service vehicles that meet their needs. If the market for commercial EVs does not develop as Arrival expects or develops slower than Arrival expects, Arrival’s business, prospects, financial condition and operating results will be adversely affected.
•The orders from UPS, LeasePlan and Anaheim Transportation Network constitute all of the current orders for Arrival vehicles. If these orders are cancelled, modified or delayed, Arrival’s prospects, results of operations, liquidity and cash flow will be materially adversely affected.
•Certain of Arrival’s strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit Arrival from developing EVs with other strategic partners.
•Arrival’s ability to execute its microfactory production model on a large scale is unproven, still evolving and dependent on Arrival’s ability to raise sufficient capital to support production. This production model may lead to increased costs and/or reduced production of its vehicles and adversely affect Arrival’s ability to operate its business.
•Arrival may encounter obstacles outside of its control that slow market adoption of EVs, such as regulatory requirements or infrastructure limitations.
•Demand for Arrival’s EVs is impacted by overall economic conditions, particularly in the markets in which Arrival plans to operate
•Arrival’s growth depends upon Arrival’s ability to maintain relationships with Arrival’s existing suppliers, source suppliers for Arrival’s critical components, and complete building out Arrival’s supply chain, while effectively managing the risks due to such relationships.
•Arrival currently targets many customers, suppliers and partners that are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions.

If Arrival is unable to sell its products to these customers or is unable to enter into agreements with suppliers and partners on satisfactory terms, its prospects and results of operations will be adversely affected.
•If Arrival is unable to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity, then its financial condition, operating results, business prospects and access to capital may suffer materially.
•As Arrival expands into new territories, many of which will be international territories, it may encounter stronger market resistance than it currently expects, including from incumbent competitors in those territories.
•Arrival has grown its business rapidly, and expects to continue to expand its operations. Any failure to manage its growth effectively could adversely affect its business, prospects, operating results and financial condition.
•Arrival may be delayed or fail to obtain the product certifications necessary for the sale of its products
•Arrival's business may be adversely affected by labor and union activities
•Arrival's limited operating history makes it difficult for Arrival to evaluate its future business prospects
•Arrival is dependent on its suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver the raw materials and components of Arrival’s vehicles in a timely manner and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.
•As Arrival grows rapidly and expands into multiple global markets, there is a risk that Arrival will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. Arrival may identify material weaknesses in its internal controls over financial reporting which it may not be able to remedy in a timely manner.
•Arrival has identified material weaknesses in its internal control over financial reporting. This could result in material misstatements in Arrival’s historical financial reports and, if Arrival is unable to successfully remediate the material weaknesses, the accuracy and timing of Arrival’s financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of Arrival’s financial reports, and the market price of the Ordinary Shares may be materially and adversely affected.
•There are complex software and technology systems that need to be developed in coordination with vendors and suppliers in order to reach production for Arrival’s EVs, and there can be no assurance such systems will be successfully developed.
•The discovery of defects in Arrival vehicles may result in delays in new model launches, recall campaigns or increased warranty costs. Additionally, discovery of such defects may result in a decrease in the residual value of its vehicles, which may materially harm its business.
•Arrival may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.
•If Arrival is sued for infringing or misappropriating intellectual property rights of third parties, litigation could be costly and time consuming and could prevent Arrival from developing or commercializing its future products.
•Arrival may incur significant costs and expenses in connection with obtaining, maintaining, protecting, defending and enforcing its intellectual property rights (covering patents, trademarks, trade names, and trade secrets), including through litigation. If such intellectual property is not adequately protected, Arrival may not be able to build name recognition in its markets of interest, and its business and competitive position may be harmed. Additionally, even if Arrival is able to take measures to protect its intellectual property, third-parties may independently develop technologies that are the same or similar to Arrival, and Arrival may not be able to obtain and protect its intellectual property rights throughout the world.
•Patent applications which have been submitted to the authorities may not result in granted patents or may require the applications to be modified in order for patent coverage to be obtained.
•If Arrival’s trademarks and trade names are not adequately protected, Arrival may not be able to build name recognition in its markets of interest, and its competitive position may be harmed.

Details of Arrival’s Risk Factors

Risks Related to Arrival

Arrival is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

Arrival has incurred losses in the operation of its business related to research and development activities since its inception. Arrival anticipates that its expenses will increase and that it will continue to incur losses in the future until after it begins delivery of significant volumes of its vehicles. Even if Arrival is able to successfully develop and sell or lease its vehicles, there can be no assurance that the vehicles will be commercially successful and achieve or sustain profitability. Arrival does not expect to generate a profit until at least 2024.

Exclusive of listing expenses incurred in 2021, Arrival expects the rate at which it will incur losses to be significantly higher in future periods as it, among other things, designs, develops and manufactures its vehicles; deploys its microfactories; builds up inventories of parts and components for its vehicles; increases its sales and marketing activities, develops its distribution infrastructure; and increases its general and administrative functions to support its growing operations. Arrival may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase Arrival’s losses.

Arrival has a limited operating history and has not yet manufactured or sold any production vehicles to customers and may never develop or manufacture any vehicles.

Arrival, then Arrival Luxembourg S.à r.l. was incorporated in October 2015 and has a limited operating history in the automobile industry, which is continuously evolving. Arrival vehicles are in the development stage and Arrival does not expect its first vehicle to be produced until at least the third quarter of 2022, if at all. Arrival has no experience as an organization in high volume manufacturing of the planned EVs. Arrival cannot assure you that it will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supplies that will enable Arrival to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market its EVs. You should consider Arrival’s business and prospects in light of the risks and significant challenges it faces as a new entrant into its industry, including, among other things, with respect to its ability to:
•design and produce safe, reliable, quality vehicles on an ongoing basis;
•obtain the necessary regulatory approvals in a timely manner;
•build a well-recognized and respected brand;
•establish and expand its customer base;
•successfully market not just Arrival’s vehicles but also the other services it intends to provide;
•properly price its services, including its charging solutions, financing and lease options, and successfully anticipate the take-rate and usage of such services by users;
•successfully service its vehicles after sales and maintain a good flow of spare parts and customer goodwill;
•improve and maintain its operational efficiency;
•successfully execute its microfactory production model and maintain a reliable, secure, high-performance and scalable technology infrastructure at costs that enable it to remain competitive;
•predict its future revenues and appropriately budget for its expenses;
•estimate its vehicle production costs (i.e. its bill of materials (“BOM”);
•obtain sufficient capital to support production needs;
•attract, retain and motivate talented employees;
•anticipate trends that may emerge and affect its business;
•anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
•navigate an evolving and complex regulatory environment.

If Arrival fails to adequately address any or all of these risks, its business may be materially and adversely affected.

Arrival may need or choose to raise additional funds and these funds may not be available to it when it needs them, or may only be available on unfavorable terms. As a result, Arrival may be unable to meet its future capital requirements which could limit its ability to grow and jeopardize its ability to execute its business plan or continue its business operations.

The design, production, sale and servicing of Arrival’s EVs is capital-intensive. Arrival has sufficient funds to execute its near-term business plan, including starting production in the third quarter of 2022 for its first two vehicles, Bus and Van. But Arrival anticipates needing to raise additional capital to execute its long-term business plans, including the deployment of additional microfactories and vehicle platforms. This capital may be necessary to fund Arrival’s ongoing operations, continue research, development and design efforts and improve infrastructure. Arrival may raise additional funds through the issuance of equity, equity related or debt securities or through obtaining credit from government or financial institutions. Arrival cannot be certain that additional funds will be available to it on favorable terms when required, or at all. In addition, Arrival expects its capital expenditure and working capital requirements to increase substantially in the near future, as it begins to produce its vehicle platforms, develop its customer support and marketing infrastructure and continue its research and development efforts. If Arrival cannot raise additional funds when it needs them, its business, prospects, financial condition and operating results could be materially adversely affected. For example, if Arrival is unable to secure additional capital, Arrival may be required to curtail development and tooling of its microfactories and take additional measures to reduce costs in order to conserve cash, including reducing the number of vehicles and planned microfactories to start production. Such measures could impact the amount and timing of revenue and, in turn, when it expects to commence generating positive cash flow. Delays in the building of Arrival’s microfactories will, in turn, delay the production of Arrival vehicles, which is critical to the realization of Arrival’s business plan, while reductions in expenditures could negatively impact its relationships with its suppliers.

In addition, if Arrival raises funds through further issuances of equity and/or equity-linked securities, dilution to its shareholders would result. Any equity or equity-linked securities issued also may provide for rights, preferences or privileges senior to those of holders of Ordinary Shares. The terms of debt securities issued or borrowings, if available, could impose significant restrictions on Arrival’s operations and could involve additional restrictive covenants relating to Arrival’s capital raising activities, which may make it more difficult for Arrival to obtain additional capital and to pursue business opportunities.

While Arrival has received orders for vehicles, the period of time from the receipt of orders to implementation and delivery is long, potentially spanning over several months or years, and the orders are subject to cancellation or postponement.

Arrival vehicles are in the development stage and Arrival does not expect its first vehicle to be produced until at least the third quarter of 2022, if at all. Even after Arrival begins production of its vehicles, due to the nature of large commercial fleet orders, the anticipated lead time between receipt of orders for Arrival’s EVs and implementation and delivery of its EVs is long, potentially spanning over several months or years. Given this anticipated lead time, there is a heightened risk that customers that have ordered vehicles may not ultimately take delivery due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that orders will not be cancelled or postponed, or that orders will ultimately result in the purchase or lease of EVs. Any cancellations or postponements could harm Arrival’s financial condition, business, prospects and operating results. Currently no customers have paid deposits or will be required to pay any penalties for cancellations other than UPS, LeasePlan or Anaheim Transportation Network, which have made any commitments to purchase Arrival vehicles. Arrival anticipates contracting with customers on terms which require the payment of a deposit and are not cancellable for convenience; however, in certain cases, Arrival and a customer may agree to commercial terms which include (amongst other things) the ability for the customer to modify or terminate the vehicle order and the parties may agree that a deposit is not required.

In addition, Arrival’s business model is initially focused on building relationships with commercial bus, van and car fleet customers. Even if Arrival is able to obtain binding orders, customers may limit their volume of purchases initially as they assess Arrival’s vehicles and whether to make a broader transition to EVs. This may be a long process and will depend on the safety, reliability, efficiency and quality of Arrival’s vehicles, as well as the support and service that Arrival offers. It will also depend on factors outside of Arrival’s control, such as general market conditions and broader trends in fleet management and vehicle electrification, which could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for Arrival’s products and the pace and levels of growth that Arrival will be able to achieve.

Arrival’s growth is dependent upon the willingness of operators of commercial vehicle fleets and small to medium sized businesses to adopt EVs and on Arrival’s ability to produce, sell and service vehicles that meet their needs. If the market for commercial EVs does not develop as Arrival expects or develops slower than Arrival expects, Arrival’s business, prospects, financial condition and operating results will be adversely affected.

Arrival’s growth is dependent upon the adoption of EVs by operators of commercial vehicle fleets and on Arrival’s ability to produce, sell and service vehicles that meet such operators’ needs. The entry of commercial EVs into the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using EVs in their businesses. This process has been slow to date. As part of its sales efforts, Arrival must educate fleet managers as to what Arrival believes are the economical savings during the life of the vehicle and the lower “total cost of ownership” of Arrival’s vehicles. As such, Arrival believes that operators of commercial vehicle fleets will consider many factors when deciding whether to purchase Arrival’s commercial EVs (or commercial EVs generally) or vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. Arrival believes these factors include:

•the difference in the initial purchase prices of commercial EVs with comparable vehicles powered by internal combustion engines, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of EVs;
•the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price, ongoing operating and maintenance costs, and the residual value of the vehicle and/or its components;
•the availability and terms of financing options for purchases of vehicles and, for commercial EVs, financing options for battery systems;
•the availability of tax and other governmental incentives to purchase and operate EVs and future regulations requiring increased use of non-polluting vehicles;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•electricity costs and fuel prices, including volatility in the cost of diesel or a prolonged period of low gasoline and natural gas costs that could decrease incentives to transition to EVs;
•the cost and availability of other alternatives to diesel-fueled vehicles, such as vehicles powered by natural gas;
•corporate sustainability initiatives;
•commercial EV quality, performance and safety (particularly with respect to lithium-ion battery packs);
•the quality and availability of service for the vehicle, including the availability of replacement parts;
•the limited range over which commercial EVs may be driven on a single battery charge;
•access to charging stations and related infrastructure costs, and standardization of EV charging systems;
•electric grid capacity and reliability; and
•macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is not a compelling business justification for purchasing commercial EVs, particularly those that Arrival will produce and sell, then the market for commercial EVs may not develop as Arrival expects or may develop more slowly than Arrival expects, which would adversely affect Arrival’s business, prospects, financial condition and operating results.

In addition, any reduction, elimination or selective application of tax and other governmental incentives and subsidies because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the EV, fiscal tightening or other reasons may result in the diminished competitiveness of the EV industry generally or Arrival’s EVs in particular, which would adversely affect Arrival’s business, prospects, financial condition and operating results. Further, Arrival cannot assure that the current governmental incentives and subsidies available for purchasers of EV will remain available.

The orders from UPS, LeasePlan and Anaheim Transportation Network constitute all of the current orders for Arrival vehicles. If these orders are cancelled, modified or delayed, Arrival’s prospects, results of operations, liquidity and cash flow will be materially adversely affected.

The UPS order for 10,000 vehicles (with a UPS option to purchase up to an additional 10,000 vehicles), the LeasePlan agreement for 3,000 vehicles and the Anaheim Transportation Network agreement constitute the only agreements in place with respect to the order of Arrival vehicles. Other potential orders are either letters of intent or in late stage sales discussions. The vehicle volumes to be purchased pursuant to the UPS, LeasePlan and Anaheim Transportation Network orders may be modified or cancelled by UPS, LeasePlan or Anaheim Transportation Network, respectively. If one or more of the UPS, LeasePlan or Anaheim Transportation Network orders are cancelled or modified, or any other arrangements are terminated, and Arrival has not received additional orders from other customers, its business, prospects, financial condition and operating results will be materially adversely affected.

Certain of Arrival’s strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit Arrival from developing EVs with other strategic partners.

Arrival has arrangements with strategic, development and deployment partners and collaborators. Some of these arrangements are evidenced by memorandums of understanding, non-binding orders or letters of intent, early stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. In addition, Arrival does not currently have arrangements in place that will allow it to fully execute its business plan, including, without limitation, final supply and manufacturing agreements and fleet service and management agreements. Moreover, existing or future arrangements may contain limitations on Arrival’s ability to enter into strategic, development and deployment arrangements with other partners. For example, the Collaboration Agreement with HKMC (Hyundai and KIA), pursuant to which Arrival and Hyundai and KIA have agreed, among other things, to jointly develop vehicles using Arrival’s technologies, prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022. If Arrival is unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from or limitations on developing EVs with other strategic partners, its business, prospects, financial condition and operating results may be materially and adversely affected.

Arrival’s ability to execute its microfactory production model on a large scale is unproven and still evolving and such production model may lead to increased costs, delayed and/or reduced production of its vehicles and adversely affect Arrival’s ability to operate its business.

Arrival’s business model depends in large part on its ability to execute its plans to manufacture, market, deploy and service its EVs at microfactories. Arrival’s reliance on this production model will be subject to risks, including that Arrival, among other things:

•may find that it cannot implement its production (including robotic assembly processes and composite manufacturing), which are still being tested, or that the assumptions underpinning its production methodologies are inaccurate, which would materially adversely affect its business;
•may require a larger than anticipated factory footprint, which would increase Arrival’s costs of setting up the microfactories and would significantly delay production of its vehicles;
•may not be able to reach its rate of production targets within its microfactories for its primary products, which would reduce its ability to be profitable;
•may not be able to locate existing buildings meeting the requirements for its microfactories with respect to size, shape, power supply, and strength of construction, which would increase its costs of setting up the microfactories and would significantly delay production of its vehicles;
•may not be able to build the expected number of microfactories, which would reduce its production targets and have a material adverse impact on its results of operations and financial condition; and
•may experience higher local wages and supplier, manufacturing and construction costs than expected in local regions, resulting in higher operating costs and reducing its ability to be profitable.

Arrival currently has two microfactories in active development: one in Bicester, U.K. and one in Charlotte, North Carolina, USA. These microfactories are expected to start production in the third quarter of 2022, and the fourth quarter of 2022, respectively. Due to the relatively short commissioning times required for the Arrival microfactory, the exact locations of the microfactories are yet to be determined.

If any of the foregoing issues occur, and Arrival is unable to execute on its microfactory production business model, Arrival’s business, prospects, financial condition and operating results may be materially and adversely affected.

Arrival may encounter obstacles outside of its control that slow market adoption of EVs, such as regulatory requirements or infrastructure limitations.

Arrival’s growth is highly dependent upon the adoption of EVs by the commercial and municipal fleet industry. The target demographics for Arrival’s EVs are highly competitive. If the market for EVs does not develop at the rate or in the manner or to the extent that Arrival expects, or if critical assumptions Arrival has made regarding the efficiency of its EVs are incorrect or incomplete, Arrival’s business, prospects, financial condition and operating results will be harmed. The fleet market for EVs is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, including OEMs, evolving government regulation and industry standards and uncertain customer demands and behaviors.

Demand for Arrival’s EVs is impacted by overall economic conditions, particularly in the markets in which Arrival plans to operate

A weak or uncertain economic environment in the markets in which Arrival plans to operate could adversely impact its business and the demand for its EVs. For example, a decrease or stagnation in national gross domestic products, declining levels of confidence by consumers or businesses, increased interest rates or rising costs of raw materials could all have an indirect impact on Arrival’s business and prospects.

Economic conditions can be impacted by a number of factors, including volatility in global financial markets, higher interest rates, inflation, unemployment rates, trade policy and conflicts, consumer confidence, lower corporate earnings, tighter credit conditions and both public and private debt levels. Furthermore, geopolitical tensions, war, terrorism, natural catastrophes, epidemics and/or pandemics, or other unforeseen events may lead to declines in demand for Arrival’s EVs and lower sales for Arrival.

The positive momentum in the global economy was significantly adversely affected by the COVID-19 pandemic from the first quarter of 2020, leaving many countries with a challenging mid-term outlook, and there is a risk of prolonged economic uncertainty or an economic downturn. Global trade conditions and consumer trends that originated during the pandemic continue to persist and may also have long-lasting adverse impact on Arrival and the EV industry independently of the progress of the pandemic. For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Similarly, increased demand for personal electronics has created a shortfall of semiconductors, which has caused challenges in Arrival’s supply chain and production. Economic and financial conditions in Europe have also been affected, and may continue to be adversely affected, by the United Kingdom’s exit from the EU.

On February 24, 2022, Russia launched a full-scale invasion of Ukraine. As a result of the invasion, and ongoing war in Ukraine, the EU, EU Member States, Canada, Japan, the United Kingdom and the United States, amongst others, have implemented and continue to implement coordinated sanctions and export-control measures against Russia and Belarus. The United States and the United Kingdom have also implemented bans on importing Russian oil. In response, Russia has instituted counter-sanctions, which include export bans, divestment restrictions and the nationalization of the property of foreign organizations. The uncertain nature, magnitude and duration of Russia’s war in Ukraine and actions taken by Western and other states and multinational organizations in response thereto, including, amongst other things, the potential effects of sanctions, export-control measures, travel bans and asset seizures, as well as Russian retaliatory actions, including, amongst other things, restrictions on oil and gas exports, expropriation and cyber-attacks, on the world economy and markets, have contributed to increased market volatility and uncertainty. As a result of Russia’s war in Ukraine, Arrival employees have experienced disruptions when travelling between Russia and other countries. Additionally, Arrival has redistributed certain of its human and data resources to existing operations outside of Russia. Russia's war in Ukraine and other geopolitical risks may have a material adverse impact on macroeconomic factors or Arrival directly which affect Arrival’s business, prospects, financial condition and operating results.

In addition, global economic developments are currently subject to a high degree of uncertainty with respect to the stability of the global trade and tariff framework. The introduction of new regional or international trade barriers, including tariffs such as those imposed by the United States on certain imports from a number of trading partners and a broad range of imports from China, tariffs implemented by the United States, the EU and other countries on Russia in response to its invasion of Ukraine, or any countermeasures, could have a negative impact on the economic environment and thereby result in a lower level of demand for Arrival’s EVs.

Any economic downturn in the markets in which Arrival plans to operate or into which it sells its EVs, lower than expected growth or an otherwise uncertain economic outlook, or any perception thereof by Arrival’s customers, could have a material adverse effect on demand for Arrival’s EVs, resulting in a material adverse effect on its business, prospects, financial condition and operating results.

Arrival’s growth depends upon Arrival’s ability to maintain relationships with Arrival’s existing suppliers, source suppliers for Arrival’s critical components, and complete building out Arrival’s supply chain, while effectively managing the risks due to such relationships.

Arrival’s growth will be dependent upon Arrival’s ability to enter into supplier agreements and maintain its relationships with suppliers who are critical and necessary to the output and production of Arrival’s vehicles. Arrival also relies on a small group of suppliers to provide Arrival with the components for Arrival’s vehicles. The supply agreements Arrival has or may enter into with key suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers become unable to provide or experience delays in providing components or the supply agreements Arrival has in place are terminated, it may be difficult to find replacement components. Changes in business economic or geopolitical conditions, including Russia’s invasion of, and ongoing war in, Ukraine, pandemics, world events, governmental changes, and other factors beyond Arrival’s control or that Arrival does not presently anticipate could affect Arrival’s ability to receive components from Arrival’s suppliers. See “—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, could harm Arrival’s business.”

Furthermore, Arrival has not secured supply agreements for all of its components. Arrival may be at a disadvantage in negotiating supply agreements for the production of its vehicles due to its limited operating history and perceived lower volumes. Arrival may be exposed to fluctuations in components, materials and equipment prices even after Arrival has entered into long-term supply agreement as some vehicle part prices may be indexed to market prices and reviewed quarterly. Substantial increases in the prices for such components, materials and equipment would increase Arrival’s operating costs and could reduce Arrival’s margins if Arrival cannot recover the increased costs. Any attempts to increase the announced or expected prices of Arrival’s vehicles in response to increased costs could be viewed negatively by Arrival’s potential customers and could adversely affect Arrival’s business, prospects, financial condition or operating results.

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

Many of Arrival’s current and potential customers, suppliers and partners are large, multinational corporations with substantial negotiating power relative to Arrival and, in some instances, such customers, suppliers and partners may have internal solutions that compete with Arrival’s products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of Arrival’s time and resources. There can be no assurance that Arrival’s products will secure design wins from these or other companies or that Arrival will generate meaningful revenue from the sales of its products to these key potential customers. If Arrival’s products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on Arrival’s business.

If Arrival is unable to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity, then its financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase Arrival’s commercial EVs if they are not convinced that Arrival’s business will succeed or that its service, support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Arrival if they are not convinced that its business will succeed. Accordingly, in order to build and maintain its business, Arrival must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in its EVs, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of Arrival’s control, such as its limited operating history, customer unfamiliarity with its EVs, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs, including Arrival’s EVs and Arrival’s production and sales performance compared with market expectations.

As Arrival expands into new territories, many of which will be international territories, it may encounter stronger market resistance than it currently expects, including from incumbent competitors in those territories.

Arrival will face risks associated with any potential international expansion of its operations into new territories, including possible unfavorable regulatory, political, tax and labor conditions, which could harm its business. In addition, in certain of these markets, Arrival may encounter incumbent competitors with established technologies and customer bases, lower prices or costs, and greater brand recognition. Arrival anticipates having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. However, Arrival has no experience to date selling or leasing and servicing its vehicles internationally, and such expansion would require Arrival to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. Arrival is and will be subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its EVs and require significant management attention. These risks include:

•conforming Arrival’s EVs to various international regulatory requirements where its EVs are sold which requirements may change over time;

•difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its EVs in any of these jurisdictions;
•difficulty in staffing and managing foreign operations;
•difficulties attracting customers in new jurisdictions;
•taxes, regulations and permit requirements;
•a heightened risk of failure to comply with corporation and employment tax laws;
•fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities Arrival may undertakes;
•U.S. and foreign government trade restrictions, tariffs and price or exchange controls;
•foreign labor laws, regulations and restrictions;
•changes in diplomatic and trade relationships;
•political instability, natural disasters, global health concerns, including health pandemics such as the COVID-19 pandemic, war, including the ongoing war in Ukraine, or events of terrorism; and
•the strength of international economies.

If Arrival fails to successfully address these risks, Arrival’s business, prospects, financial condition and operating results could be materially harmed. Factors that may influence market adoption of EVs include:

•perceptions about EV quality, safety, design, performance, reliability and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs;
•perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, batteries and regenerative braking systems;
•the decline of vehicle efficiency and/or range resulting from deterioration over time in the ability of the battery to hold a charge;
•changes or improvements in the fuel economy of internal combustion engines, the vehicle and the vehicle controls or competitors’ electrified systems;
•the availability of service, charging and fueling and other associated costs for EVs;
•access to sufficient charging infrastructure;
•the risk that government support for EVs and infrastructure may not continue;
•volatility in the cost of energy, electricity, oil and gasoline could affect buying decisions;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, including new regulations mandating zero tailpipe emissions compared to overall carbon reduction;
•the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles; and
•macroeconomic factors.

Arrival has grown its business rapidly and expects to continue to expand its operations. Any failure to manage its growth effectively could adversely affect its business, prospects, operating results and financial condition.

Any failure to manage Arrival’s growth effectively could materially and adversely affect Arrival’s business, prospects, operating results and financial condition. Arrival intends to expand its operations and expects such future expansion to include:
•expanding the management team;
•hiring and training new personnel (including factory workers);
•leveraging consultants to assist with company growth and development;
•forecasting production and revenue;
•controlling expenses and investments in anticipation of expanded operations;
•establishing or expanding design, production, sales and service facilities;
•implementing and enhancing administrative infrastructure, systems and processes; and
•expanding into international markets.

Arrival intends to continue to hire a number of additional personnel, including software engineers, design and production personnel and service technicians for its EVs. Because Arrival’s EVs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in EVs may not be available to hire, and as a result, Arrival will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing EVs and their software is intense, and Arrival may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm Arrival’s business, prospects, financial condition and operating results.

Arrival may be delayed or fail to obtain the product certifications necessary for the sale of its products.

Arrival’s products may require certification for their intended use. Additionally, customers may require that Arrival’s products meet certain standards which go beyond the standard legal and regulatory requirements. In the event that Arrival fails to obtain the relevant certifications in a timely manner, Arrival’s ability to sell its products may be impacted.

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

Arrival is a company with an extremely limited operating history that has not generated revenue to date. As Arrival attempts to transition from research and development activities to commercial production and sales, it is difficult, if not impossible, to forecast Arrival’s future results (and such forecasts are subject to uncertainty), and Arrival has limited insight into trends that may emerge and affect Arrival’s business. The estimated costs and timelines that Arrival has developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that Arrival’s estimates related to the costs and timing necessary to complete design and engineering of its EVs and to tool its microfactories will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. For example, the tooling required within Arrival’s microfactories may be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, particularly relating to composite panel tooling, which could have a material adverse impact on Arrival’s results of operations and financial condition. Similarly, Arrival may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

In addition, Arrival has engaged in limited marketing activities to date, so even if Arrival is able to bring its EVs to market on time and on budget, there can be no assurance that fleet customers will embrace Arrival’s products in significant numbers. Market conditions, many of which are outside of Arrival’s control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for Arrival’s EVs, and ultimately Arrival’s success.

Arrival is dependent on its suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver the raw materials and components of Arrival’s vehicles in a timely manner and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

While Arrival plans to obtain raw materials and components from multiple sources whenever possible, some of the raw materials and components used in its vehicles will be purchased by Arrival from a single or limited source, such as LG Energy Solution, Ltd. (as assignee of LG Chem Ltd., “LG Chem”) which has agreed to manufacture and supply lithium-ion battery cells for Arrival’s vehicles. While Arrival believes that it may be able to establish alternate supply relationships and obtain or engineer replacement raw materials and components for its single or limited source raw materials and components, it may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to it, leaving Arrival susceptible to supply shortages, long lead times for components and cancellations and supply changes. In addition, Arrival could experience delays if its suppliers do not meet agreed upon timelines or experience capacity constraints.

Any disruption in the supply of raw materials or components, whether or not from a single or limited source supplier, could temporarily disrupt production of Arrival’s vehicles until an alternative supplier is able to supply the required raw materials or components. Changes in business conditions, unforeseen circumstances, governmental changes, world events and other factors beyond Arrival’s control or which it does not presently anticipate, could also affect its suppliers’ ability to deliver raw materials or components to Arrival on a timely basis. For example, the ongoing war in Ukraine as well as the sanctions imposed on Belarus and Russia and the counter-sanctions imposed by Russia on other states may disrupt global supply chains and could lead certain suppliers, particularly suppliers of nickel or aluminum, to experience disruptions in their ability to source materials or could lead to a significant price increase of key raw materials or EV components that Arrival sources. See “—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, could harm Arrival’s business.”

Any of the foregoing could materially and adversely affect Arrival’s results of operations, financial condition and prospects.

As Arrival grows rapidly and expands into multiple global markets, there is a risk that Arrival will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. Arrival may identify material weaknesses in its internal controls over financial reporting which it may not be able to remedy in a timely manner.

As a public company, Arrival operates in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Arrival to produce reliable financial reports and are important to help prevent financial fraud.

Arrival anticipates that the ongoing process of building out its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Arrival expects that it will need to implement a new internal system to combine and streamline the management of its financial, accounting, human resources and other functions. However, such a system would likely require Arrival to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect Arrival’s controls and harm its business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Arrival’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If Arrival is not able to maintain proper and effective internal controls, it may not be able to produce timely and accurate financial statements. If Arrival cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in its reported financial information and Arrival could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Arrival has identified material weaknesses in its internal control over financial reporting. This could result in material misstatements in Arrival’s historical financial reports and, if Arrival is unable to successfully remediate the material weaknesses, the accuracy and timing of Arrival’s financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of Arrival’s financial reports, and the market price of the Ordinary Shares may be materially and adversely affected.

In connection with the audit of Arrival’s consolidated financial statements as of and for the year ended December 31, 2021, Arrival’s management and its independent registered public accounting firm identified deficiencies that Arrival concluded represented material weaknesses in its internal control over financial reporting primarily attributable to its lack of an effective control structure and sufficient financial reporting and accounting personnel. The material weaknesses in the control framework include, without limitation, an ineffective control environment, insufficient policies and procedures that defined personnel’s internal control responsibilities, insufficient personnel, ineffective risk assessment, management’s failure to effectively design and maintain controls in response to risks of material misstatement, management’s failure to design and maintain formal accounting policies and procedures, and ineffective IT general controls have been identified and included in ITEM 15. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Arrival is in the process of designing and implementing measures to improve its internal control over financial reporting to remediate the material weaknesses related to its financial reporting for the year ended December 31, 2021. Primarily design and implementing formal processes, policies and procedures supporting its financial review process, including review controls and hiring additional accounting personnel, to bolster technical reporting and support the appropriate implementation of segregation of duties controls over review responsibilities. In addition, designing and implementing IT general controls over areas including but not exclusive to change management, review and update of user access rights and privileges and program development approval and testing. At the time of this annual report, these material weaknesses have not been remediated.

While Arrival is designing and implementing measures to remediate the material weaknesses, it cannot predict the success of such measures or the outcome of its assessment of these measures at this time. Arrival can give no assurance that these measures will remediate either of the deficiencies in internal control or that additional material weaknesses in its internal control over financial reporting will not be identified in the future. Arrival’s failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause it to fail to meet its reporting obligations. The identification a material weakness and the inability of Arrival’s management to assert that its internal control over financial reporting is effective may cause investors to lose confidence in the accuracy and completeness of Arrival’s financial reports, the market price of Ordinary Shares to be adversely affected and/or Arrival to become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There are complex software and technology systems that need to be developed in coordination with vendors and suppliers in order to reach production for Arrival’s EVs, and there can be no assurance such systems will be successfully developed.

Arrival vehicles will use a substantial amount of third-party and in-house software codes and complex hardware to operate. The development of such advanced technologies is inherently complex, and Arrival will need to coordinate with its vendors and suppliers in order to reach production for its EVs. Defects and errors may be revealed over time and Arrival’s control over the performance of third-party services and systems may be limited. Thus, Arrival’s potential inability to develop the necessary software and technology systems may harm its competitive position.

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

Arrival’s EVs may contain defects in design and production that may cause them not to perform as expected or may require repair. Arrivals’ products (including vehicles and components) have not completed testing and Arrival currently has a limited frame of reference by which to evaluate the performance of its EVs upon which its business prospects depend. There can be no assurance that Arrival will be able to detect and fix any defects in its EVs. Arrival may experience recalls in the future, which could adversely affect Arrival’s brand and could adversely affect its business, prospects, financial condition and operating results. Arrival’s EVs may not perform consistent with customers’ expectations or consistent with other vehicles which may become available. Any product defects or any other failure of Arrival’s EVs and software to perform as expected could harm Arrival’s reputation and result in a significant cost due to warranty replacement and other expenses, a loss of customer goodwill due to failing to meet maintenance targets in Arrival’s total cost of ownership calculations, adverse publicity, lost revenue, delivery delays, product recalls and product liability claims and could have a material adverse impact on Arrival’s business, prospects, financial condition and operating results. Additionally, discovery of such defects may result in a decrease in the residual value of Arrival’s vehicles, which may materially harm its business. Moreover, problems and defects experienced by other EV companies could by association have a negative impact on perception and customer demand for Arrival’s EVs.

Arrival may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve Arrival’s products, could harm Arrival’s business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and Arrival faces inherent risk of exposure to claims in the event Arrival’s EVs do not perform or are claimed to not have performed as expected. As is true for other commercial vehicle suppliers, Arrival expects in the future that its EVs may be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect Arrival’s competitors may cause indirect adverse publicity for Arrival and its products.

A successful product liability claim against Arrival could require Arrival to pay a substantial monetary award. Arrival’s risks in this area are particularly pronounced given that no production EVs have been delivered to customers date and limited field experience of Arrival’s products. Moreover, a product liability claim against Arrival or its competitors could generate substantial negative publicity about Arrival’s products and business and could have a material adverse effect on Arrival’s brand, business, prospects, financial condition and operating results. In most jurisdictions, Arrival plans generally to self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

If Arrival is sued for infringing or misappropriating intellectual property rights of third parties, litigation could be costly and time consuming and could prevent Arrival from developing or commercializing its future products.

Companies, organizations, or individuals, including Arrival’s competitors, may hold or obtain patents, trademarks, service marks, trade names, copyrights, trade secrets or other intellectual property or proprietary rights that would prevent, limit or interfere with Arrival’s ability to make, use, develop, distribute, sell, import, export, market or otherwise exploit its vehicles or components, which could have a material adverse effect on Arrival if such claims were decided against it. From time to time, Arrival may receive communications from holders of patents, trademarks or other intellectual property regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement or other violation of such rights or otherwise assert their rights and ask or urge Arrival to take licenses. Arrival’s applications and uses of trademarks relating to its design, software or technologies could be found to infringe upon existing trademark ownership and rights. In addition, if Arrival is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

•cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
•pay substantial damages;
•seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all;
•redesign its vehicles or other goods or services; or
•establish and maintain alternative branding for its products and services.

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

Arrival may incur significant costs and expenses in connection with obtaining, maintaining, protecting, defending and enforcing its intellectual property rights, including through litigation. Additionally, even if Arrival is able to take measures to protect its intellectual property, third-parties may independently develop technologies that are the same or similar to Arrival, and Arrival may not be able to obtain and protect its intellectual property rights throughout the world.

Arrival’s success depends to a significant degree on its ability to obtain, maintain, protect, defend and enforce its intellectual property and other proprietary rights. Arrival may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position, including a decline of the Arrival brand and goodwill associated therewith. Arrival relies on a combination of patents, trade secrets (including know-how and confidential information), unfair competition laws, employee and third-party nondisclosure agreements, copyrights, trademarks, trade names, service marks, domain names intellectual property licenses, and other contractual rights to establish and protect its rights in its technology. Despite Arrival’s efforts to obtain, maintain, protect, defend and enforce its proprietary rights, third parties may attempt to copy or otherwise obtain and use Arrival’s intellectual property or seek court declarations that they do not infringe upon or otherwise violate its intellectual property rights. For example, Arrival may fail to obtain effective intellectual property protection, or the efforts it has taken to protect its intellectual property rights may not be sufficient or effective, and any of its intellectual property rights may be challenged. Arrival applies for patent protection as it deems appropriate, based on then-current facts and circumstances. Accordingly, Arrival has applied for patents in the United States and in other foreign jurisdictions. As of the date of this annual report, Arrival had approximately 90 granted patents and over 100 pending patent applications. Arrival cannot guarantee that any of its pending patent applications or other applications for intellectual property registrations will be issued or granted or that its existing and future intellectual property rights will be sufficiently broad to protect its proprietary technology. While a presumption of validity exists with respect to patents issued to Arrival, there can be no assurance that any of its patents, patent applications, or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around or rendered unenforceable. If Arrival fails to obtain issuance of patents or registration of other intellectual property, or its patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings, including re-examination, post-grant review, interference, opposition or derivation proceedings, the coverage of patents and other intellectual property rights afforded to its products could be impaired. Even if Arrival is to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subjected to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede Arrival’s ability to market its products, negatively affect its competitive position and harm its business and operating results, including by forcing Arrival to, among other things, rebrand or redesign its affected products. Moreover, Arrival’s patents and patent applications may only cover particular aspects of its products, and competitors and other third parties may be able to circumvent or design around its patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents Arrival owns. If these developments occur, they could have an adverse effect on Arrival’s sales or market position.

Patent, trademark, copyright and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. Therefore, Arrival’s intellectual property rights may not be as strong or as easily enforced outside of the United States. Filing, prosecuting, maintaining and defending Arrival’s intellectual property in all countries throughout the world may be prohibitively expensive, and it may choose to forgo such activities in some applicable jurisdictions. Failure to adequately protect Arrival’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Arrival’s competitive advantage, a decline of the Arrival brand and goodwill associated therewith and a decrease in its revenue which, would adversely affect its business, prospects, financial condition and operating results.

As Arrival faces increasing competition and becomes increasingly high profile, the possibility of receiving a larger number of intellectual property claims against it grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against Arrival or seek to monetize intellectual property rights they own to extract value through licensing or other settlements. Moreover, third parties may seek to challenge, invalidate or circumvent Arrival’s patents, trademarks, copyrights or other intellectual property and proprietary rights, including through administrative processes such as re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. The value of Arrival’s intellectual property and proprietary rights could also diminish if others assert rights therein or ownership thereof, and it may be unable to successfully resolve any such conflicts in Arrival’s favor or to Arrival’s satisfaction.

Monitoring unauthorized use of Arrival’s intellectual property is difficult and costly, and the steps Arrival has taken or will take may not prevent infringement, misappropriation or other violation of Arrival’s intellectual property. From time to time, Arrival may have to resort to litigation to enforce its intellectual property rights. Regardless of their merit, any intellectual property-related claims or litigation could:

•result in substantial costs and diversion of its resources;
•put Arrival’s patents or other intellectual property at risk of being invalidated or interpreted narrowly;
•put Arrival’s patent applications or applications for other intellectual property registrations at risk of not issuing;
•require Arrival to enter into unfavorable royalty or license agreements, which may not be available on commercially reasonable terms or at all;
•require Arrival to re-design its solutions, which could be costly, time-consuming or impossible; or
•require that Arrival comply with other unfavorable terms.

Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Arrival’s confidential information could be compromised by disclosure during this type of litigation. Furthermore, any enforcement of Arrival’s patents or other intellectual property may provoke third parties to assert counterclaims against it.

Any investment in protecting Arrival’s intellectual property through additional trademark, patent or other intellectual property filings could be expensive or time-consuming. Arrival may not be able to obtain protection for its technology and, even if successful in obtaining effective patent, trademark and copyright protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend Arrival’s rights could be substantial.

For example, if any of Arrival’s customers are sued, Arrival may be required to defend and/or settle the litigation on their behalf. In addition, if Arrival is unable to obtain licenses or modify its products to make them non-infringing, it might have to refund a portion of subscription fees prepaid to it and terminate those agreements, which could further exhaust its resources. In addition, Arrival may pay substantial settlement amounts or royalties on future solution sales to resolve claims or litigation, whether or not legitimately or successfully asserted against it. Even if Arrival were to prevail in the actual or potential claims or litigation against it, any claim or litigation regarding its intellectual property and proprietary rights could be costly and time-consuming and divert the attention of its management and key personnel from its business operations. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing Arrival’s products or otherwise cause it reputational harm.

If Arrival does not successfully defend or settle an intellectual property claim, it could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services it offers. As a result, Arrival could be forced to redesign its products and services and/or to establish and maintain alternative branding for its products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, Arrival could seek a license from the applicable third party, which could require Arrival to pay significant royalties, licensing fees or other payments, increasing its operating expenses. If a license is not available at all or not available on reasonable terms, Arrival may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If Arrival cannot license or develop a non-violating alternative, Arrival would be forced to limit or stop sales of its offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Arrival’s Ordinary Shares. Furthermore, many of Arrival’s current and potential competitors may be in a position to dedicate substantially greater resources to enforce their intellectual property and proprietary rights. Accordingly, despite Arrival’s efforts, it may not be able to prevent third parties from infringing, misappropriating or otherwise violating its intellectual property and proprietary rights. Any of the foregoing could have a material adverse effect on Arrival’s business, financial condition, results of operations and prospects.

Patent applications which have been submitted to the authorities may not result in granted patents or may require the applications to be modified in order for patent coverage to be obtained.

Arrival cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Arrival has, Arrival may not be entitled to the protection sought by the patent application. Further, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving. Therefore, the scope of protection of issued patent claims is often difficult to determine. There can be no assurance that Arrival’s issued patents and any patents issued from its pending or future patent applications will provide Arrival with competitive advantages as they may be successfully challenged, invalidated, narrowed in scope or circumvented by third parties, or may not prove to be enforceable in actions brought against alleged infringers. Moreover, Arrival cannot be certain that the patent applications that it files will issue, that the authorities will not require the applications to be modified in order for patent coverage to be obtained or that its issued patents will afford protection against competitors with similar technology. In addition, Arrival’s competitors may design around its issued patents, which may adversely affect its business, prospects, financial condition or operating results.

If Arrival’s trademarks and trade names are not adequately protected, Arrival may not be able to build name recognition in its markets of interest, and its competitive position may be harmed.

The value of Arrival’s intellectual property and other proprietary rights associated with Arrival’s brand could diminish if others assert rights in or ownership of trademarks or service marks that are similar to Arrival’s trademarks or service marks. The registered or unregistered trademarks or trade names that Arrival owns may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. During trademark registration proceedings, Arrival may receive rejections of its applications by the U.S. Patent and Trademark Office (“USPTO”), or in other foreign jurisdictions. Although Arrival is given an opportunity to respond to such rejections, it may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against its trademarks, which may not survive such proceedings. Furthermore, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Arrival may not be able to protect its rights in these trademarks and trade names, which it needs in order to build name recognition with potential members. In addition, third parties may file for registration of trademarks similar or identical to its trademarks, thereby impeding Arrival’s ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common-law rights in such trademarks, and if Arrival is not successful in challenging such third-party rights, Arrival may not be able to use these trademarks to develop brand recognition of its technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. Over the long term, if Arrival is unable to establish name recognition based on its trademarks and trade names, or if Arrival incurs damage to its reputation or brand, or loss of confidence in its products and solutions, this could result in decreased demand for its products and solutions and Arrival may not be able to compete effectively, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Arrival is unable to maintain, protect and enforce the confidentiality of its trade secrets, its business and competitive position would be harmed.

Arrival relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology, and other proprietary information, and to maintain its competitive position. However, trade secrets and know-how can be difficult to protect. Arrival seeks to protect these trade secrets and other proprietary technology, in part, by entering into limited access, confidentiality and other contractual agreements with parties who have access to them, such as its suppliers, customers and collaborators. However, Arrival cannot guarantee that it has entered into such agreements with each party that has or may have had access to its proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, or disclosure of Arrival’s proprietary information, know-how and trade secrets. Further, these agreements may not prevent Arrival’s competitors from independently developing substantially equivalent or superior technologies. These agreements may be breached, and Arrival may not have adequate remedies for any such breach. Additionally, such agreements may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of Arrival’s confidential information, intellectual property, or technology. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. Trade secrets and know-how can be difficult to protect, and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If Arrival develops any trade secrets that were to be lawfully obtained or independently developed by a competitor or other third-party, it would have no right to prevent them from using that technology or information to compete with it, and Arrival’s competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with Arrival’s products and services by copying functionality. Any of the foregoing could have a material adverse effect on Arrival’s business, financial condition, results of operations and prospects.

Arrival may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply. As a result, Arrival’s business and prospects may be adversely affected.

Arrival has applied, and will continue to apply, for federal, state and municipal grants, as well as loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel and EVs and related technologies. As of 31 December 2021, Arrival had grant agreements in place, which are subject to minimum requirements, with the counties of York and Mecklenburg in North Carolina as well as the City of Charlotte, North Carolina. Arrival anticipates that in the future there will be new opportunities for it to apply for grants, loans and other government incentives. Arrival’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of its applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. Arrival cannot assure you that it will be successful in obtaining any of these additional grants, loans and other incentives. If it is not successful in obtaining any of these additional incentives and it is unable to find alternative sources of funding to meet its planned capital needs, Arrival’s business and prospects could be materially adversely affected.

Arrival will rely on complex robotic assembly and component manufacturing for its production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Arrival will rely on complex robotic assembly and component manufacturing for the production and assembly of its EVs, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Arrival’s microfactories will contain large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. In addition, Arrival may encounter technical and/or validation difficulties with its components that it is unable to overcome and as a result Arrival may have to source more external components than planned and/or may not be able to achieve target prices in production components. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Arrival’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on Arrival’s business, prospects, financial condition or operating results.

Disruptions, capacity limitations or interference with Arrival’s use of the data centers operated by Arrival or other third-party providers that host its cloud services, including, but not limited to Amazon Web Services (“AWS” and Microsoft), could result in delays or outages of Arrival’s cloud service and harm its business.

Arrival hosts a significant portion of its cloud service from third-party data center facilities operated by AWS from several global locations, and Arrival also directly hosts portions of its cloud service. Any damage to, failure of or interference with its cloud service that is hosted by Arrival, AWS, Microsoft or by third-party providers it may utilize in the future, whether as a result of Arrival’s actions, actions by the third-party data centers, actions by other third parties, or natural disasters, could result in interruptions in such cloud service and/or the loss of Arrival’s or its customers’ data, including personal information. Arrival manages the cloud services through its site reliability engineering team, and Arrival needs to support version control, changes in cloud software parameters and the evolution of its solutions, all in a multi-OS environment. As Arrival utilizes data centers, it may move or transfer its data and its customers’ data from one region to another. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of such services. Impairment of, or interruptions in, Arrival’s cloud services may reduce its revenue, subject it to claims and litigation, cause its customers to terminate their subscriptions and adversely affect its ability to attract new customers. Arrival’s business may also be harmed if its customers and potential customers believe its services are unreliable. Additionally, any limitation of the capacity of Arrival’s data centers could impede its ability to scale, onboard new customers or expand the usage of existing customers, which could adversely affect its business, financial condition and results of operations.

Arrival does not control, or in some cases has limited control over, the operation of the data center facilities it uses, which increases its vulnerability to problems with the services they provide. Such data center facilities are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. It may also be subject to cyberattacks, computer viruses, ransomware attacks, disabling devices, break-ins, sabotage, intentional criminal acts, acts of vandalism, similar misconduct and to adverse events caused by operator error, negligence or malfeasance. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism, war or other act of malfeasance, a decision to close the facilities without adequate notice, or other unanticipated problems or security incidents at these facilities could result in lengthy interruptions in service and the loss of customer data and business. Arrival may also incur significant costs for using alternative equipment or facilities or taking other actions in preparation for, or in reaction to, any such events.

While Arrival has some disaster recovery arrangements in place, its preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit it to continue operating in the event of any problems with respect to its technology systems or those of its third-party data centers or any other third-party facilities. Arrival’s disaster recovery and data redundancy measures may be inadequate, and its business interruption insurance may not be sufficient to compensate it for the losses that could occur.

In the event that any of Arrival’s agreements with its third-party service providers are terminated, there is a lapse or elimination of any services or features that it utilizes or there is an interruption of connectivity or damage to facilities, whether due to actions outside of its control or otherwise, Arrival could experience interruptions or delays in customer access to its platform and incur significant expense in developing, identifying, obtaining and/or integrating replacement services, which may not be available on commercially reasonable terms or at all, and which would adversely affect its business, financial condition and results of operations. Arrival could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of such third-party data centers or any other third-party provider to meet Arrival’s capacity requirements could result in interruption in the availability or functionality of its website and mobile applications.

Arrival relies on third-party software and intellectual property licenses. If Arrival fails to comply with its obligations under license or technology agreements with third parties, it may be required to pay damages, and Arrival could lose license rights that are critical to its business.

In the course of Arrival’s business, it utilizes software, content and other intellectual property and proprietary rights licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of Arrival’s business. However, there can be no assurance that the necessary licenses would be available on commercially reasonable terms, if at all.

Furthermore, the licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Arrival may consider attractive or necessary. These established companies may have a competitive advantage over Arrival due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive Arrival to be a competitor may be unwilling to assign or license rights to it. Even if such licenses are available, Arrival may be required to pay the licensor substantial royalties based on sales of its products and services. Such royalties are a component of the cost of its products or services and may affect the margins on its products and services. Additionally, certain of Arrival’s license agreements allow the applicable counterparty to terminate the agreement for cause by providing Arrival with prior written notice. If Arrival is unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if its licensors fail to abide by the terms of the licenses, if its licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, its business, financial condition, and results of operations could be materially and adversely affected. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent Arrival from commercializing products, which could have a material adverse effect on its competitive position, business, financial condition and results of operations.

Arrival’s inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have a material adverse effect on its business, operating results and financial conditions. In any such case, Arrival may be required to either seek licenses to other software, services intellectual property or proprietary rights from other parties and re-design its products to function with such technology, or develop replacement technology ourselves, which could result in increased costs and solution delays. Arrival may also be forced to limit the features available in its current or future products. Any delays and feature limitations could adversely affect its business, financial condition and results of operations. Moreover, in the future, Arrival may in-license certain content and other intellectual property from third parties on a non-exclusive basis. As a result, such content and other intellectual property may also be licensed to others, including Arrival’s competitors. Incorporating content, intellectual property or proprietary rights licensed from third parties on a nonexclusive basis in our solutions, including Arrival’s software could also limit Arrival’s ability to protect its intellectual property and proprietary rights in its products and its ability to restrict third parties from developing similar or competitive technology using the same third-party content intellectual property or proprietary rights.

Additionally, Arrival’s licenses may be subject to certain rights of third parties, and, as a result, its current and future licenses may not provide it with exclusive rights to use the licensed intellectual property, content and technology. If Arrival fails to comply with any of the obligations under such license agreements, Arrival may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor may cause Arrival to lose valuable rights, and could prevent it from selling its products and services, or inhibit its ability to commercialize future products and services. Arrival’s business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if Arrival is unable to enter into necessary licenses on acceptable terms. In addition, Arrival’s rights to certain technologies are licensed to it on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including Arrival’s competitors, on terms that may be superior to those offered to Arrival, which could place Arrival at a competitive disadvantage. Moreover, Arrival’s licensors may own or control intellectual property that has not been licensed to it and, as a result, Arrival may be subject to claims, regardless of their merit, that it is infringing, misappropriating or otherwise violating the licensor’s rights. In addition, the agreements under which Arrival licenses intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Arrival believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on Arrival’s competitive position, business, financial condition and results of operations.

Arrival may not succeed in establishing, maintaining and strengthening the Arrival brand, which would materially and adversely affect customer acceptance of its vehicles and components and its business, revenues and prospects.

Arrival’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Arrival brand. If Arrival is not able to establish, maintain and strengthen its brand, it may lose the opportunity to build a critical mass of customers. Arrival’s ability to develop, maintain and strengthen the Arrival brand will depend heavily on the success of its marketing efforts. The automobile industry is intensely competitive, and Arrival may not be successful in building, maintaining and strengthening its brand. Arrival’s current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union (the “EU”) and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than Arrival does. If Arrival does not develop and maintain a strong brand, its business, prospects, financial condition and operating results will be materially and adversely impacted.

The efficiency of a battery’s use over time when driving EVs will decline over time, which may negatively influence potential customers’ decisions whether to purchase Arrival’s EVs.

The cells used in the Arrival battery modules degrade over time, influenced primarily by the age of the cells and the total energy throughput over the life of the EV. This cell degradation results in a corresponding reduction in the vehicle’s range. Although common to all EVs, cell degradation, and the related decrease in range, may negatively influence potential customer’s EV purchase decisions.

Arrival is likely to face competition from a number of sources, which may impair its revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.

The vehicle electrification market has expanded significantly since Arrival was founded in 2015. The commercial vehicle electrification market in which Arrival operates features direct competition which includes traditional OEMs producing EVs, including but not limited to Daimler AG, Volkswagen, Fiat, Ford and General Motors and electrification solution providers such as Rivian, Hyliion, Workhorse Group Inc., Nikola, Proterra and Evobus, OEMs that have traditionally focused on the consumer market may expand into the commercial markets. If these companies or other OEMs or providers of electrification solutions expand into the commercial markets, Arrival will face increased direct competition, which may impair Arrival’s revenues, increase its costs to acquire new customers, hinder its ability to acquire new customers, have a material adverse effect on Arrival’s product prices, market share, revenue and profitability.

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

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and Arrival will be competing for sales with both internal combustion engine vehicles and other EVs. Many of Arrival’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Arrival does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. Arrival expects competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Continued or increased price competition in the automotive industry generally, and in “green” vehicles in particular, may harm Arrival’s business. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect Arrival’s business, financial condition, operating results, and prospects.

The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies, including but not limited to hydrogen, may adversely affect the demand for Arrival’s EVs.

Arrival may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Arrival’s business and prospects in ways Arrival does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies in Arrival’s EVs. Any failure by Arrival to develop new or enhanced technologies or processes, or to successfully react to changes in existing technologies could delay its development and introduction of new and enhanced EVs, which could result in the loss of competitiveness of its vehicles, decreased revenue and a loss of market share to competitors.

Arrival’s EVs will compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than Arrival’s vehicle technologies.

Arrival’s target market currently is serviced by manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, Arrival’s competitors are working on developing technologies that may be introduced in Arrival’s target market. Similarly, improvement in competitor performance or technology may result in the infrastructure required to operate Arrival vehicles, such as for charging, becoming comparatively expensive and reducing the economic attractiveness of Arrival’s vehicles. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of Arrival’s vehicles or make Arrival’s vehicles uncompetitive or obsolete and its research and development efforts may not be sufficient to adapt to changes in alternative fuel and EV technology.

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

Arrival and its suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact Arrival’s business, prospects, financial condition and operating results. Arrival and its suppliers use various materials in their businesses and products, including for example lithium-ion battery cells, semiconductors and steel, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium and manganese, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions, global demand and world events, including as a result of increased production of EVs by Arrival’s competitors, and could adversely affect Arrival’s business and operating results. For example, Russia’s invasion of, and ongoing war in, Ukraine, the sanctions imposed on Belarus and Russia in response to the invasion and the counter-sanctions imposed by Russia on other states have disrupted and may continue to disrupt global supply chains, including those on which Arrival relies. While Arrival does not source any raw materials or EV components directly from Belarus or Russia, certain of Arrival’s suppliers do source raw materials from Russia. If such suppliers are unable to obtain raw materials from their Russian sources, this could lead to delays, price increases and/or the inability to supply raw materials or components. Disruptions in the supply of raw materials and components could temporarily impair Arrival’s ability to manufacture its vehicles or require it to pay higher prices to obtain these raw materials or components from other sources, which could have a material adverse effect on its business, prospects, financial condition or operating results.

Arrival is exposed to multiple risks relating to lithium-ion battery cells. These risks include:

•the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the EV industry as demand for such cells increases;
•an increase in the cost, or decrease in the available supply, of materials used in the cells, particularly due to the ongoing war in Ukraine;
•disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and
•fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the purchasing entity’s operating currency.

Arrival’s business is dependent on the continued supply of battery cells for the battery packs used in Arrival’s EVs. While Arrival has entered into an agreement with LG Chem to provide it with lithium-ion battery cells, Arrival may have limited flexibility in changing its supplier in the event of any disruption in the supply of battery cells which could disrupt production of Arrival’s EVs. A global semiconductor supply shortage is having wide-ranging effects across multiple industries and the automotive industry in particular, and it has impacted many automotive suppliers and manufacturers, including Arrival, that incorporate semiconductors into the parts they supply or manufacture. Arrival has experienced and may continue to experience an impact on its operations as a result of the semiconductor supply shortage, and such shortage could in the future have a material impact on Arrival or its suppliers, which could delay the start of production of planned future vehicles, impair its ability to continue production once started or force Arrival or its suppliers to pay exorbitant rates for continued access to semiconductors, and of which could have a material adverse effect on its business, prospects and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond Arrival’s control, including fluctuations in supply and demand, currency fluctuations, inflation, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges and other economic and political factors. As a result of Russia’s invasion of Ukraine, global commodity prices were driven to their highest levels in the last 10 years. In particular for Arrival, the price of nickel, which is used in lithium-ion battery cells, has significantly increased. The ongoing war in Ukraine continues to cause volatility in the price of nickel and other metals, making price forecasting and quotation difficult. Substantial increases in the prices for Arrival’s materials or prices charged to it, such as those charged by battery cell suppliers, would increase Arrival’s operating costs and BOM, and could reduce its margins if the increased costs cannot be recouped through increased commercial vehicle sales prices. Any attempts to increase product prices in response to increased material costs could result in cancellations of orders and therefore materially and adversely affect Arrival’s brand, image, business, prospects and operating results.

Arrival is subject to cybersecurity risks to its various systems and software and any material failure, weakness, interruption, cyber event, incident, undetected defects, errors or bugs, or breach of security could prevent Arrival from effectively operating its business.

Arrival is at risk for undetected errors, failures, bugs, vulnerabilities, defects, interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by Arrival or its third-party vendors or suppliers; (b) facility security systems, owned by Arrival or its third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by Arrival or its third-party vendors or suppliers; (d) the integrated software in Arrival’s EVs; or (e) customer or driver data that Arrival processes or its third-party vendors or suppliers process on its behalf.

Despite testing by Arrival, real or perceived errors, failures, bugs, vulnerabilities or defects may not be found until its customers use Arrival’s products, which could result in negative publicity, loss of or delay in market acceptance of its products, harm to its brand and competitive position, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, and access or other performance issues. In such an event, Arrival may be required, or may independently choose, to expend significant additional resources in order to analyze, correct, eliminate, or work around errors, bugs or defects or to address, analyze, correct, and eliminate software platform vulnerabilities. Such vulnerabilities could also be exploited by malicious actors and result in exposure of user data, or otherwise result in a security breach or other security incident. Any real or perceived errors, failures, bugs, vulnerabilities or defects in its products could also impair Arrival’s ability to attract new customers and partners, retain existing customers and partners, and/or expand their use of its products. Moreover, such failures, defects, errors or bugs may be present in the software Arrival licenses from third parties, including open source software.

Additionally, if customers fail to adequately deploy protection measures or update Arrival’s products, customers and the public may erroneously believe that its products are especially susceptible to cyber-attacks. Real or perceived security breaches against Arrival’s products could cause disruption or damage to its customers’ networks or other negative consequences and could result in negative publicity, damage to its reputation, lead to other customer relations issues and adversely affect its revenue and results of operations. Arrival may also be subject to liability claims for damages related to real or perceived errors, failures, bugs, vulnerabilities or defects in its products. A material liability claim or other occurrence that harms Arrival’s reputation or decreases market acceptance of its products may harm its business and results of operations. In addition, any errors, failures, bugs, vulnerabilities, defects, disruptions in service, or other performance problems with Arrival’s products may damage its customers’ business and could hurt its reputation.

Moreover, such vulnerabilities could: materially disrupt operational systems; result in loss of intellectual property, trade secrets or other confidential, proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of Arrival’s microfactories; or affect the performance of transmission control modules or other in-product technology and the integrated software in Arrival’s EVs. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although Arrival maintains information technology measures designed to protect itself against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and Arrival cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Arrival’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Arrival’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its electric powertrain solutions, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Arrival cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If Arrival does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may impact Arrival’s ability to certify its financial results. Moreover, Arrival’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as Arrival expects them to,

Arrival may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm Arrival’s reputation, cause Arrival to breach its contracts with other parties or subject Arrival to regulatory actions or litigation, any of which could materially affect Arrival’s business, prospects, financial condition and operating results. In addition, [while Arrival is in the process of obtaining insurance coverage for cyberattacks], such coverage may not be sufficient to cover all the costs, expenses and losses it may experience as a result of a cyber incident. Any incidents may result in loss of, or increased costs of, Arrival’s cybersecurity insurance. Arrival also cannot ensure that its insurance coverage will be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Arrival that exceeds available insurance coverage, or the occurrence of changes in Arrival’s insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could adversely affect its reputation and business, financial condition and/or results of operations.

Arrival also collects, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Arrival also works with partners and third-party service providers or vendors that collect, store and process such data on its behalf and in connection with its products and services. Arrival’s and its third-party service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Arrival’s systems will not be fully redundant, and its disaster recovery planning cannot account for all eventualities. Any problems at Arrival’s or its third-party service providers’ or vendors’ data centers could result in lengthy interruptions in its service. There can be no assurance that any security or other potential measures that Arrival or its third-party service providers or vendors have implemented will be effective against current or future security threats. While Arrival has developed systems and processes designed to protect the availability, integrity, confidentiality and security of its and its customers’, drivers’, employees’ and others’ data, Arrival’s security measures or those of its third-party service providers or vendors could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Arrival may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Moreover, there are federal, state, and local laws regarding privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data with which Arrival must comply, and new legislation may be enacted or existing legislation may be amended that could increase costs or require Arrival to revise its policies. For example, laws in all 50 states, as well as many international jurisdictions, require Arrival to provide notice to customers, regulators, credit reporting agencies and/or others when certain personal information has been compromised as a result of a security breach. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Such an event could harm Arrival’s reputation and result in litigation against Arrival. Any of these results could materially adversely affect Arrival’s business, prospects, financial condition and operating results.

Arrival is subject to governmental export and import control laws and regulations. Arrival’s failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition and operating results.

Arrival’s products and solutions are subject to export control and import laws and regulations, including U.K. Control Laws and Regulations (e.g. Export Control Order 2008), E.U. Control Laws and Regulations (i.e. EU Regulation (EC)) and U.S. Control Laws and Regulations (e.g. International Traffic in Arms Regulations (ITAR) and Export Administration Regulations (EAR). U.K., E.U. and U.S. sanction controls are also applicable.

Certain of these export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to embargoed or sanctioned countries, governments and persons, including those sanctioned in response to Russia’s invasion of, and ongoing war in, Ukraine. In response to the war, the United States, EU, United Kingdom and other countries have imposed significant sanctions on Russia and Belarus, as well as persons and entities associated with Russia and Belarus. This has prompted Russia to issue counter-sanctions, which include export bans, divestment restrictions and the nationalization of the property of foreign organizations. The situation is rapidly changing, and it is not possible to predict future actions that could be taken, but the sanctions could have a significant effect on global trade. Additionally, Arrival operates a research and development center in Russia, and these sanctions could disrupt technology transfers in and out of Russia, which could have a material impact Arrival’s business.

Exports of Arrival’s products and technology must be made in compliance with the laws and regulations to which it is subject. For example, Arrival may require one or more licenses to import or export certain vehicles, components or technologies to its research and development teams in various countries and may experience delays in obtaining the requisite licenses to do so. Audits in connection with the application for licenses may identify areas of noncompliance that could result in delays or additional costs. If Arrival fails to comply with these laws and regulations, Arrival and certain of its employees could be subject to additional audits, substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on Arrival and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers. In addition, complying with export control laws, regulations and sanctions for a particular sale may be time-consuming and result in the delay or loss of sales opportunities.

As Arrival expands its microfactories globally, it may encounter additional or unforeseen import/export charges, which could increase its costs and hamper its profitability. In addition, changes in Arrival’s products or solutions or changes in applicable export or import laws and regulations may create delays in the introduction and sale of Arrival’s products and solutions in international markets, increase costs due to changes in import and export duties and taxes, prevent Arrival’s customers from deploying Arrival’s products and solutions or, in some cases, prevent the export or import of Arrival’s products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of Arrival’s products and solutions or in Arrival’s decreased ability to export or sell its products and solutions to customers. For example, following the United Kingdom’s departure from the EU, import duties are imposed on vehicles imported to the EU from the United Kingdom. Such import duties are subject to change, particularly in the event of a breakdown in the trade agreement between the United Kingdom and the EU. Arrival does not yet have a microfactory within the EU, so would be subject to such import duties. Any decreased use of Arrival’s products and solutions or limitation on its ability to export or sell its products and solutions would likely adversely affect Arrival’s business, prospects, financial condition and operating results.

Arrival is subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect Arrival’s business and operating results.

Arrival faces various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19 and its variants, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates uncertainty. The spread of COVID-19 disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing many measures to contain the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders, and business shutdowns. In July and December 2021, new cases of COVID-19 in Arrival’s markets began to rise substantially, connected to the spread of the Delta and Omicron variants, respectively, leading to new government measures and restrictions in certain of Arrival’s markets. If cases rise again in the future, mask mandates, social-distancing, travel restrictions and stay-at-home orders could be reinstated, which could adversely affect Arrival’s start-up and manufacturing plans. Any new restrictions may necessitate suspended operations, closures or other measures to comply with federal and state law or to ensure the safety of Arrival’s employees. If, as a result of these measures, Arrival has to limit the number of employees, consultants and contractors at any microfactory at a given time, it could cause a delay in tooling efforts or in the production schedule of its EVs. Further, Arrival’s sales and marketing activities may be adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences and increase in remote working. If Arrival’s workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, Arrival’s operations will be adversely affected. In addition, the increase in remote working may also result in consumer privacy, IT security and fraud vulnerabilities, which, if exploited, could result in significant recovery costs and harm to its reputation.

The extent to which the COVID-19 pandemic may continue to affect Arrival’s business will depend on continued developments, which are uncertain and cannot be predicted, including the emergence of new variants, the long-term efficacy, global availability and acceptance of the vaccines, as well as the effects of governmental actions taken in response to the COVID-19 pandemic. Even after the COVID-19 pandemic has subsided, Arrival may continue to suffer an adverse effect to Arrival’s business due to its global economic effect, including any economic recession. If the immediate or prolonged effects of the COVID-19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to EV purchases and other governmental support programs.

Arrival is highly dependent on the services of its senior management team (including Denis Sverdlov, its Founder and Chief Executive Officer) and key personnel, and if Arrival is unable to attract or retain senior management or key personnel, its ability to compete could be harmed.

Arrival is highly dependent on the services of its senior management team (including Denis Sverdlov, its Founder and Chief Executive Officer). If members of the senior management team were to discontinue their service to Arrival due to death, disability or any other reason, Arrival would be significantly disadvantaged in the event it was unable to appoint suitable replacements in a timely manner. The unexpected loss of or failure to retain one or more of Arrival’s key employees could adversely affect Arrival’s business. Arrival will evaluate whether to obtain key man life insurance policies.

Arrival’s ability to successfully operate the business is similarly dependent upon the efforts of highly qualified personnel. Competition for individuals with experience designing, producing and servicing EVs and their software is intense. Furthermore, individuals with sufficient training in EVs may not be available to hire, and as a result, Arrival will need to expend significant time and expense training any newly hired employees. Arrival’s success depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain highly qualified personnel. It is possible that Arrival will lose some key personnel, the loss of which could negatively impact the operations and profitability of Arrival. Arrival may not be able to attract, assimilate, develop or retain qualified personnel in the future, and its failure to do so could adversely affect Arrival’s business, including the execution of its global business strategy, prospects, financial condition and operating results.

Arrival may be subject to damages resulting from claims that it or its employees, consultants, contractors or service provides have wrongfully used or disclosed alleged trade secrets of its employees’ former employers.

Many of Arrival’s employees, consultants, contractors or service providers were previously employed by other automotive companies or by suppliers to automotive companies. Although Arrival tries to ensure that its employees, consultants, contractors and service providers do not use the proprietary information or know-how of others in their work for Arrival, Arrival may be subject to claims that it or these employees, consultants, contractors and service providers have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Arrival fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Arrival’s ability to commercialize its products, which could severely harm its business. Even if Arrival is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

In addition, while it is Arrival’s policy to require its employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Arrival, Arrival may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Arrival regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Arrival may be forced to bring claims against third parties or defend claims that they may bring against Arrival to determine the ownership of what it regards as its intellectual property. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

Arrival is subject to stringent and changing laws, rules, regulations and standards, information security policies and contractual obligations related to data privacy and security. Arrival’s actual or perceived failure to comply with such obligations could result in proceedings, actions or penalties and harm its business.

Arrival has legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal information. Arrival is subject to a variety of federal, state, local and international laws, rules, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personal information. The regulatory framework for privacy and security issues worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Arrival publicly posts documentation regarding its practices concerning the collection, processing, use and disclosure of data. For example, the definition of “personal information” or “personal data” under newer privacy laws is much broader than the definition of

“personally identifiable information” that appears in older privacy laws, and many jurisdictions have or will soon enact new privacy laws.

Although Arrival endeavors to comply with its published policies and documentation, it may at times fail to do so or be alleged to have failed to do so. The publication of its privacy policy and other documentation that provide promises and assurances about privacy and security can subject Arrival to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of its actual practices. Any failure by Arrival, its suppliers or other parties with whom it does business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against Arrival by governmental entities or others, increased costs to its business or restrictions on Arrival’s ability to provide certain products and services that involve sharing information with third parties. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which Arrival must legally comply or that contractually apply to it. If Arrival fails to follow these security standards even if no customer information or other personal information is compromised, it may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which Arrival operates or intends to operate has established its own data security and privacy legal framework with which it or its customers must comply, including, but not limited to, the EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to its business. The EU has adopted the General Data Protection Regulation, or the GDPR, which went into effect on May 25, 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. For example, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. In addition, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. Complying with the GDPR may cause Arrival to incur substantial operational costs or require it to change its business practices. Despite Arrival’s efforts to bring practices into compliance with the GDPR, it may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against Arrival by governmental entities, customers, data subjects or others. Arrival may also experience difficulty retaining or obtaining new European or multi-national customers due to the compliance cost, potential risk exposure and uncertainty for these entities, and it may experience significantly increased liability with respect to these customers pursuant to the terms set forth in its engagements with them. Additionally, the EU-U.S. Privacy Shield Framework, under which Arrival was transferring personal data from the EU to the U.S., was invalidated by the Court of Justice of the EU on July 16, 2020. While other transfer mechanisms are still technically valid, the European Data Protection Board recently issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. As supervisory authorities continue to issue further guidance on personal data export mechanisms, Arrival could suffer additional costs, complaints, and/or regulatory investigations or fines. Moreover, if Arrival is otherwise unable to transfer personal data between and among countries and regions in which it operates, it could affect the manner in which Arrival provides its services and Arrival may find it necessary to establish systems in the EU to maintain personal data originating from the EU, which may involve substantial expense and distraction from other aspects of its business. In the meantime, there could be uncertainty as to how to comply with EU privacy law.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between Arrival and its subsidiaries, including employee information.

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

Complying with the GDPR and the new ePrivacy Regulation, when it becomes effective, may cause Arrival to incur substantial operational costs or require it to change its business practices. Despite its efforts to bring practices into compliance before the effective date of the ePrivacy Regulation, Arrival may not be successful in its efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against it by governmental entities, customers, data subjects or others. Arrival may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure and uncertainty for these entities, and it may experience significantly increased liability with respect to these customers pursuant to the terms set forth in its engagements with them.

Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), exposing Arrival to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. With respect to transfers of personal data from the European Economic Area, on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase Arrival’s overall risk exposure. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

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

Certain states in which Arrival operates or may operate in the future have enacted or may soon enact comprehensive privacy laws that may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than current federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, imposes new and enhanced data privacy obligations and creates new privacy rights for California residents, including the right to access and delete their personal information and to opt-out of certain sharing and sales of their personal information. The CCPA allows for significant civil penalties and statutory damages for violations and contains a private right of action for certain data breach incidents.

In November 2020, California also passed the California Privacy Rights Act (“CPRA”). The CPRA broadly amends the CCPA and imposes additional obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Comprehensive privacy legislation has also been enacted in Colorado, Utah and Virginia, with the Virginia Consumer Data Protection Act, the Colorado Privacy Act, and the Utah Consumer Privacy Act set to take effect on January 1, 2023, July 1, 2023 and December 31, 2023, respectively. The effect of the aforementioned legislation and other similar state or federal laws, rules and regulations, and other future changes in laws, rules or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant, may require Arrival to modify its data processing practices and policies, and could greatly increase the cost of providing its products, require significant changes to its operations, prevent it from providing certain offerings in jurisdictions in which it currently operates, or cause it to incur potential liability in an effort to comply with such legislation.

In addition, laws have been enacted at the city, state, and federal level in the U.S. regarding specific privacy concerns that arise in connection with certain technology, such as state and city laws regulating the collection and use of biometric information and state and federal laws regulating the use and security of “Internet of Things” technology. To the extent Arrival incorporates features into its EVs that utilize biometric scanning technology, Internet of Things capabilities, or other regulated uses of information and/or technology, Arrival’s compliance costs would increase. There is also the possibility that Congress could strengthen federal privacy laws and/or enact a new comprehensive federal privacy law that would apply to Arrival, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with Arrival’s existing data management practices or the features of its products and product capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to its reputation, Arrival could be required to fundamentally change its business activities and practices or modify its products and product capabilities, any of which could have an adverse effect on its business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to it, damage its reputation, inhibit sales and adversely affect its business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of Arrival’s customers may limit the use and adoption of, and reduce the overall demand for, its products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of its products, particularly in certain industries and foreign countries. If Arrival is not able to adjust to changing laws, regulations and standards related to the internet, its business may be harmed.

Arrival, its partners and its suppliers are or may be subject to substantial regulation and unfavorable changes to, or failure by Arrival, its partners or its suppliers to comply with, these regulations could substantially harm Arrival’s business and operating results.

Arrival’s EVs, and the sale of motor vehicles in general, its partners and its suppliers are or may be subject to substantial regulation under international, federal, state and local laws. Specifically, Arrival has been subject to investigation and remediation obligations under New Jersey’s Industrial Site Recovery Act (“ISRA”), and ISRA obligations may or may not remain outstanding. Arrival continues to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its EVs in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. Arrival may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell, transport or service their EVs in any of these jurisdictions. If Arrival, its partners or its suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out its operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, Arrival’s business, prospects, financial condition and operating results could be materially adversely affected. Arrival expects to incur significant costs in complying with these regulations. For example, if the battery packs installed in Arrival’s EVs are deemed to be transported, they will need to comply with the mandatory regulations governing the transport of “dangerous goods,” and any deficiency in compliance may result in Arrival being prohibited from selling its EVs until compliant batteries are installed. Any such required changes to Arrival’s battery packs will require additional expenditures and may delay the shipment of vehicles.

In addition, regulations related to the electric and alternative energy vehicle industry are evolving and Arrival faces risks associated with changes to these regulations, including but not limited to:

•increased subsidies for corn and ethanol production, which could reduce the operating cost of vehicles that use ethanol or a combination of ethanol and gasoline;
•increased support for other alternative fuel systems, which could have an impact on the acceptance of Arrival’s electric powertrain system; and

•increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, Arrival’s EVs and its suppliers’ products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on Arrival’s business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, Arrival’s business, prospects, financial condition and operating results would be adversely affected.

Increased safety, emissions, fuel economy, or other regulations may result in higher costs, cash expenditures, and/or sales restrictions.

The motorized vehicle industry is governed by a substantial amount of government regulation, which often differs by state and region. Government regulation has arisen, and proposals for additional regulation are advanced, primarily out of concern for the environment, vehicle safety, and energy independence. In addition, many governments regulate local product content and/or impose import requirements as a means of creating jobs, protecting domestic producers, and influencing the balance of payments. The cost to comply with existing government regulations is substantial, and future, additional regulations could have a substantial adverse impact on Arrival’s financial condition. For example, Arrival is, and will be, subject to extensive vehicle safety and testing and environmental regulations in the EU, the United Kingdom, the United States and other jurisdictions in which it manufactures or sells its vehicles. The proper functioning of Arrival’s software and technology systems is essential to Arrival’s business.

Some of Arrival’s products contain open source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

Arrival uses open source software in its products and anticipates using open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other violation claims or the quality of the code. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and Arrival may be subject to such terms. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Arrival’s ability to provide or distribute Arrival’s products or services. More specifically, if Arrival fails to comply, or are alleged to have failed to comply, with the terms and conditions of its open source licenses, it could be (i) required to incur significant legal expenses defending such allegations, (ii) subject to significant damages, (iii) required to seek licenses from third parties in order to continue offering its products, (iv) required to re-engineer its products or discontinue the sale of its products in the event re-engineering cannot be accomplished on a timely basis, (v) enjoined from the sale of its proprietary solutions, or (vi) required to comply with onerous conditions or restrictions on its proprietary solutions, any of which could be disruptive to it business.

Arrival could face claims from third-parties claiming ownership of, or demanding release of, the open source software or derivative works that Arrival developed using such software, which could include Arrival’s proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Arrival to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until Arrival can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and Arrival may not be able to complete the re-engineering process successfully. This could allow Arrival’s competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of sales. Arrival cannot ensure that it has not incorporated open source software in its software in a manner that is inconsistent with the terms of the applicable license or its current policies, and Arrival may inadvertently use open source in a manner that it does not intend or that could expose it to claims for breach of contract or intellectual property infringement, misappropriation or other violation.

Additionally, the use of certain open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and Arrival cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, could have an adverse effect on Arrival’s business and results.

While Arrival monitors its use of open source software and tries to ensure that none is used in a manner that would require Arrival to disclose its proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Additionally, Arrival cannot be sure that all of its use of open source software is in a manner that is consistent with its current policies and procedures, or will not subject Arrival to liability. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on Arrival’s business, financial condition and results of operations.

Any unauthorized control or manipulation of the information technology systems in Arrival’s EVs could result in loss of confidence in Arrival and its EVs and harm Arrival’s business.

Arrival’s EVs contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Arrival has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks, its EVs and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems to gain control of or to change Arrival’s EVs’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Arrival’s efforts to remediate such vulnerabilities may not be successful. In addition to costs associated with investigating and fully disclosing a data breach, any unauthorized access to or control of Arrival’s EVs, or any loss of customer data, could result in legal claims or proceedings. Remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to Arrival’s EVs or data, as well as other factors that may result in the perception that Arrival’s EVs or data are capable of being “hacked,” could negatively affect Arrival’s brand and harm its business, prospects, financial condition and operating results.

Changes in tax laws may materially adversely affect Arrival’s business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Arrival’s business, prospects, financial condition and operating results (for example, proposed U.S. federal legislation, informally titled the Build Back Better Act, contains significant proposed changes to the U.S. tax laws). Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Arrival.

Arrival is controlled by Kinetik S.à r.l., whose interests may conflict with the interests of other shareholders.

Kinetik S.à r.l., which was founded by Denis Sverdlov, who is the Chief Executive Officer of Arrival, directly or indirectly owns 72.54% of the outstanding Ordinary Shares. In addition, pursuant to the Registration Rights and Lock-Up Agreement, until at least December 31, 2022, Kinetik S.à.r.l., must maintain beneficial ownership of at least 50% of the outstanding voting securities of Arrival. As long as Kinetik S.à r.l. owns at least 50% of the outstanding Ordinary Shares, Kinetik S.à r.l. will have the ability to determine all corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Board of Directors, any amendments to Arrival’s articles of association, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of Arrival’s assets. In addition, as long as Kinetik S.à r.l. or its affiliates beneficially own at least 30% in the aggregate of the outstanding shares of Arrival, pursuant to the Nomination Agreement between Arrival and Kinetik S.à r.l. dated March 24, 2021, Kinetik S.à r.l. has the right to propose for appointment a majority of the board of directors, at least one-half of whom must be independent under Nasdaq rules, and the right to appoint a director to each of the audit, compensation and nominating committees of the Board of Directors. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Arrival, which could cause the market price of Ordinary Shares to decline or prevent shareholders from realizing a premium over the market price for Ordinary Shares. Kinetik S.à r.l.’s interests may conflict with Arrival’s interests as a company or the interests of Arrival’s other shareholders.

A market for Arrival’s securities may not continue, which would adversely affect the liquidity and price of its securities.

The price of Arrival’s securities may fluctuate significantly due to the general market and economic conditions. An active trading market for Arrival’s securities may not be sustained. In addition, the price of Arrival’s securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if its securities become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about Arrival, its business, or its market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline.

The trading market for Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about Arrival, its business, its market, or its competitors. If any of the analysts who may cover Arrival change their recommendation regarding Ordinary Shares adversely, cease to provide coverage or provide more favorable relative recommendations about Arrival’s competitors, the price of Ordinary Shares would likely decline. If any analyst were to cease coverage of Arrival or fail to regularly publish reports on it, Arrival could lose visibility in the financial markets, which could cause Ordinary Share price or trading volume to decline.

The conditional conversion feature of Arrival’s Convertible Notes, if triggered, may adversely affect its financial condition and operating results.

In the event the conditional conversion feature of Arrival’s Convertible Notes is triggered, holders of its Convertible Notes will be entitled to convert its Convertible Notes at any time during specified periods at their option. If one or more holders of its Convertible Notes elect to convert their Convertible Notes, unless Arrival elects to satisfy its conversion obligation by delivering solely Ordinary Shares (other than paying cash in lieu of delivering any fractional share), Arrival would be required to settle a portion or all of its conversion obligation through the payment of cash, which could adversely affect its liquidity. In addition, even if holders of its Convertible Notes do not elect to convert their Convertible Notes, Arrival could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of its Convertible Notes as a current rather than long-term liability, which would result in a material reduction of its net working capital.

Further, the conversion of some or all of Arrival’s Convertible Notes may dilute the ownership interests of its stockholders. Any sales in the public market of its common stock issuable upon such conversion could adversely affect prevailing market prices of its common stock. In addition, the existence of Arrival’s Convertible Notes may encourage short selling by market participants because the conversion of its Convertible Notes could be used to satisfy short positions, or anticipated conversion of its Convertible Notes into shares of its common stock could depress the price of its common stock. In addition, the market price of Arrival’s Ordinary Shares could also be affected by possible sales of its Ordinary Shares by investors who view its Convertible Notes as a more attractive means of equity participation in Arrival and by hedging or arbitrage trading activity that Arrival expects to develop involving its Ordinary Shares with respect to its Convertible Notes.

Arrival may not have the ability to raise the funds necessary to settle conversions of its Convertible Notes in cash or to repurchase its Convertible Notes upon a fundamental change, and its future debt may contain limitations on its ability to pay cash upon conversion or repurchase of its Convertible Notes.

Holders of Arrival’s Convertible Notes will have the right to require it to repurchase their notes upon the occurrence of a fundamental change (as defined in the indenture pursuant to which Arrival’s Convertible Notes were issued) at a fundamental change repurchase price equal to 100% of the principal amount of its Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of Arrival’s Convertible Notes, unless Arrival elects to deliver solely Ordinary Shares to settle such conversion (other than paying cash in lieu of delivering any fractional share), Arrival will be required to make cash payments in respect of its Convertible Notes being converted as set forth in the indenture pursuant to which its Convertible Notes will be issued. However, Arrival may not have enough available cash or be able to obtain financing at the time it is required to make repurchases of Convertible Notes surrendered therefor or pay cash for its Convertible Notes being converted. In addition, Arrival’s ability to repurchase its Convertible Notes or to pay cash upon conversions of its Convertible Notes may be limited by law, by regulatory authority or by agreements governing its future indebtedness. Arrival’s failure to repurchase Convertible Notes at a time when the repurchase is required by the indenture governing its Convertible Notes or to pay any cash payable on future conversions of its Convertible Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing Arrival’s future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, Arrival may not have sufficient funds to repay the indebtedness and repurchase its Convertible Notes or make cash payments upon conversions thereof.

Risks Related to Investment in a Luxembourg Company and Arrival’s Status as a Foreign Private Issuer

As a foreign private issuer, Arrival will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Ordinary Shares.

Arrival qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Arrival is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Arrival is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Arrival’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Arrival’s securities. For example, some of Arrival’s key executives may sell a significant amount of Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Ordinary Shares may decline significantly. Moreover, Arrival is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Arrival also is not subject to Regulation FD under the Exchange Act, which would prohibit Arrival from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Arrival than there is for U.S. public companies.

As a foreign private issuer, Arrival files annual reports on Form 20-F within four months of the close of each fiscal year ended December 31 and furnishes reports on Form 6-K relating to certain material events promptly after Arrival publicly announces these events. However, because of the above exemptions for foreign private issuers, which Arrival intends to rely on, Arrival’s shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Arrival may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Arrival to U.S. GAAP reporting requirements with which it may be difficult for Arrival to comply.

As a “foreign private issuer,” Arrival is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Arrival on June 30, 2022.

In the future, Arrival could lose its foreign private issuer status if a majority of its Ordinary Shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Arrival intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Arrival’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Arrival under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Arrival is not a foreign private issuer, Arrival will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Arrival would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Arrival also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Arrival may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Arrival would be permitted to follow home country practice in lieu of the above requirements and intends to do so. Arrival intends to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under Arrival’s articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under Arrival’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of Arrival’s issued share capital unless otherwise mandatorily required by law. As long as Arrival relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on the Board of Directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors, it will not be required to have a nominating and corporate governance committee and it is not required to obtain shareholder approval of the EIP. Also, Arrival would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Arrival loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Arrival may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Arrival no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Kinetik S.à r.l. owns 72.75% of the outstanding Ordinary Shares. As a result, Arrival will be a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•the requirement that a majority of the Board of Directors consist of independent directors;
•the requirement that compensation of its executive officers be determined by a majority of the independent directors of the Board of Directors or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement that director nominees be selected, or recommended for the Board of Directors’ selection, either by a majority of the independent directors of the Board of Directors or a nominating committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If Arrival elects to take advantage of these exemptions, shareholders would not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance standards.

Arrival is organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of its assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Arrival or the members of the Board of Directors in the United States.

Arrival is organized under the laws of the Grand Duchy of Luxembourg. In addition, a substantial amount of its assets are located outside the United States. Furthermore, some of the members of the Board of Directors and officers reside outside the United States. Investors may not be able to effect service of process within the United States upon Arrival or these persons or enforce judgments obtained against Arrival or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Arrival or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in the Grand Duchy of Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in the Grand Duchy of Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in the Grand Duchy of Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in the Grand Duchy of Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code (nouveau code de procédure civile), which conditions may include the following as of the date of this annual report (which may change):

•the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);
•the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•the U.S. court acted in accordance with its own procedural laws; and
•the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

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

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, Arrival is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to Arrival in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against Arrival. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer Arrival’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of Arrival’s shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and its ability to conduct equity financings.

Arrival’s corporate affairs are governed by Arrival’s articles of association and the laws of the Grand Duchy of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée) (the “1915” Law). The rights of Arrival’s shareholders and the responsibilities of its directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of the company they manage; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of the Board of Directors, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about Arrival than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, Arrival’s shareholders may have more difficulty in protecting their interests in connection with actions taken by Arrival’s directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, Arrival’s shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

U.S. Tax Risk Factors

Arrival might not be able to utilize a significant portion of its U.S. NOL carryforwards.

As of December 31, 2021, Arrival had U.S. federal and state net operating loss (“NOL”) carryforwards. There can be no assurance that Arrival will generate revenue from sales of products in the foreseeable future, if ever, and Arrival may never achieve profitability. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, unused federal NOLs generated in taxable years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the Coronavirus Aid, Relief, and Economic Security Act the Coronavirus Aid, Relief, and Economic Security Act a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017, and before January 1, 2021, is permitted. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal NOLs is limited to 80% of its taxable income in any future taxable year. In addition, under Section 382 of the Code, the amount of benefits from its NOL carryforwards may be impaired or limited if Arrival incurs a cumulative ownership change of more than 50% over a three-year period. Arrival may have experienced ownership changes in the past, including as a result of the Business Combination, and may experience ownership changes in the future as a result of subsequent shifts in its stock ownership, some of which are outside its control. Arrival has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to significant complexity with such a study. As a result, its use of U.S. federal NOL carryforwards could be limited. State NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than Arrival would incur in the absence of such a limitation and any increased liabilities could adversely affect its business, results of operations, financial position and cash flows.][1]

If Arrival is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Ordinary Shares could be subject to adverse United States federal income tax consequences.

If Arrival is or becomes a “passive foreign investment company,” or a “PFIC”, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations – U.S. Holders”) holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of Arrival’s income and assets, including goodwill, and the fact that Arrival is not yet producing revenue from its active operations, Arrival may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that Arrival will not be treated as a PFIC for any taxable year.

If Arrival were treated as a PFIC, a U.S. holder of Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment. See “Material U.S. Federal Income Tax Considerations —Passive Foreign Investment Company Rules.”

If a United States person is treated as owning at least 10% of Arrival’s shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each of Arrival and its direct and indirect subsidiaries (“Company Group”) that is a “controlled foreign corporation.” If the Company Group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of Arrival’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Arrival is treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules). The Company Group includes a U.S. subsidiary.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Arrival was incorporated under the laws of the Grand Duchy of Luxembourg on October 27, 2020 as a joint stock company (société anonyme) solely for the purpose of effectuating the Business Combination, which was consummated on March 24, 2021. Arrival owned no material assets other than its interests in Arrival Luxembourg SARL acquired in the Business Combination and did not operate any business. Arrival Luxembourg SARL is a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Arrival’s principal capital expenditures and divestitures for the years ended December 31, 2021, 2020 and 2019. There are no other material capital expenditures or divestitures currently in progress as of the date of this annual report. See also “Item 4.B. Business Overview”.

The mailing address of Arrival’s principal executive office is 60A, rue des Bruyères, L-1275 Howald, Grand Duchy of Luxembourg and its telephone number is +352 621 266 815. Arrival’s principal website address is www.arrival.com. The information contained on, or accessible through, Arrival’s website, does not form part of, and is not incorporated by reference into, this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Arrival files with or furnishes electronically to the SEC.

The Business Combination and Other Developments in 2021

Business Combination

On March 24, 2021, the Business Combination was consummated. As part of the Business Combination:

•the existing ordinary and preferred shareholders of Arrival Luxembourg SARL contributed their respective equity interests in Arrival Luxembourg SARL to the Company in exchange for Ordinary Shares (the “Exchanges”);
•following the Exchanges, CIIG merged with and into Merger Sub and all shares of CIIG common stock were exchanged for Ordinary Shares, and, in connection therewith, CIIG’s corporate name changed to Arrival Vault US, Inc.;
•each outstanding warrant to purchase shares of CIIG’s common stock was converted into a Warrant to purchase Ordinary Shares;
•each Arrival Luxembourg SARL option, whether vested or unvested, was assumed by the Company and now represents an option award exercisable for Ordinary Shares;
•the Arrival Luxembourg SARL restricted shares were exchanged for restricted Ordinary Shares; and
•Arrival Luxembourg SARL and CIIG became direct, wholly-owned subsidiaries of the Company.

Immediately prior to the closing date of the Business Combination, certain investors purchased an aggregate of 40,000,000 shares of CIIG Class A common stock, par value $0.0001 per share, for a purchase price of $10.00 per share and an aggregate purchase price of $400,000,000, which were automatically exchanged with the Company for Ordinary Shares.

On the closing date of the Business Combination, the Company, certain persons and entities holding CIIG’s Class B common stock and all shareholders of Arrival Luxembourg SARL other than the Arrival Luxembourg SARL employees holding ordinary shares granted under the Arrival Restricted Share Plan 2020 entered into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights and which restricts the transfer of the Ordinary Shares during the applicable lock-up periods, which (i) in the case of New Holders (as defined in the Registration Rights and Lock-Up Agreement), expired on September 20, 2021; (ii) in the case of CIIG Management LLC and the persons and entities holding CIIG’s Class B common stock, expired on March 24, 2022; and (iii) in the case of Kinetik
S.à r.l, is expected to expire on December 31, 2022.

Warrant Redemption

During 2021, Arrival redeemed 12,937,493 in Public Warrants for total proceeds of $140,591,390. In addition, 4,783,334 private warrants were exercised on a cashless basis resulting in the issuance of 2,048,117 Ordinary Shares.

The Follow-on Offering and the Convertible Notes Offering

On November 23, 2021, Arrival closed its underwritten public follow-on offering (the “Follow-on Offering”) and its concurrent private offering of the Convertible Notes (the “Convertible Notes Offering”).

In the Follow-on Offering, Arrival sold an aggregate of 37,229,736 Ordinary Shares, inclusive of the underwriters’ full exercise of their option to purchase an additional 4,856,052 Ordinary Shares, at a public offering price of $9.50 per share. The aggregate net proceeds to Arrival from the Follow-on Offering were approximately $337.8 million.

In the Convertible Notes Offering, Arrival sold an aggregate $320 million aggregate principal amount of Convertible Notes, inclusive of the initial purchasers’ full exercise of their option to purchase an additional $45 million of Convertible Notes. The aggregate net proceeds to us from the Convertible Notes Offering were $309.6 million.

Operational Milestones

Arrival’s priorities for 2022 are the Arrival Bus and Arrival Van programs and starting production at its first two microfactories. Arrival expects regulatory authorities to certify the Arrival Bus and Arrival Van during the first half of 2022.

At its microfactory in Bicester, U.K., Arrival continued installation during the year, with 6 of 7 technology cells installed as of the date of this annual report. Arrival expects to complete equipment installation at the Bicester microfactory in the second quarter of 2022. During the first quarter of 2022, Arrival also carried out the first robotic assembly of an Arrival Van skateboard structure using a microfactory technology cell and proprietary AMR’s.

At the micofactory in Rock Hill, South Carolina, USA, Arrival has paused installation temporarily and moved low level production of Arrival Buses to the UK expected to begin in the second half of 2022. Rock Hill will recommence installation at a later date for future production of Arrival Buses for the US market post successful trials.

Other Business Developments in 2021

Arrival continues to experience strong demand for its vehicles as the industry shifts to EVs. Arrival estimates that its non-binding orders and letters of intent have increased to approximately 134,000 vehicles as of March 2, 2022, including 10,000 vehicles for UPS and a further 10,000 vehicle option from UPS (described elsewhere herein). Approximately ninety-two percent of Arrival’s letters of intent relate to the Arrival Van, six percent to Arrival Bus and the remainder relate to the Arrival Car. Approximately sixty-four percent of the letters of intent originate from the Americas whereas the remainder originate from Europe and Rest of World.

Capital Expenditure and Divestments

See “Item 5. Operating and Financial Review and Prospects” for a discussion of Arrival’s principal capital expenditures and divestitures for the years ended December 31, 2021, 2020 and 2019. There are no other material capital expenditures or divestitures currently in progress as of the date of this annual report. See also “Item 4.B. Business Overview”.

B. Business Overview

Prior to the Business Combination, Arrival did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Following the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, Arrival Luxembourg SARL.

Arrival was founded with a mission to transform the design, assembly and distribution of commercial EVs and accelerate the mass adoption of EVs globally. The initial focus for Arrival is the production of commercial EV vans, buses and cars. Arrival believes this segment of the automotive market is currently underserved by other EV manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to EVs, and that this migration will be supported worldwide by local, state, and national government policies that either encourage EV usage via subsidies or enact usage taxes on fleet operators who continue to operate internal combustion engine vehicles. Arrival also believes that commercial fleet operators will be attracted to Arrival’s vehicles in particular, because of their attractive total cost of ownership (“TCO”). Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where the vehicles can be charged overnight. For these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

Arrival has focused over 2,600 employees, as of the date hereof, on the research and development of an owned and controlled ecosystem, with each functional area integrated and working together to best position Arrival to deliver lower cost EVs with user benefits. To date, Arrival has developed an extensive portfolio of intellectual property that currently comprises more than 275 claimed innovations from 87 patent families that span across EV designs, battery-related innovations, composite material configurations, microfactory production procedures, modular hardware and software applications, and robotic assembly protocols.

Arrival finalized a €100 million investment and signed a collaboration agreement with HKMC, one of the largest global OEMs, in the fourth quarter of 2019. In 2020, Arrival finalized an investment and signed a vehicle sales agreement with UPS, which included an initial order of 10,000 electric vans with an option to purchase an additional 10,000 electric vans, subject to modifications or cancellation at any time. Arrival has a longstanding relationship with UPS and has been working with them since 2016. In October 2020, Arrival secured €150.5 million in additional funding from private investors led by funds and accounts managed by BlackRock. Arrival announced in May 2021 that it is partnering with Uber pursuant to a non-binding memorandum of understanding to develop the Arrival Car, an affordable, purpose-built EV for ride-hailing drivers. The Arrival Car will join Arrival’s previously announced commercial products, the Arrival Bus and Arrival Van, to provide cities with a multi-modal zero-emission transportation ecosystem that they require in order to meet their sustainability goals over the coming years. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with Anaheim Transportation Network (“ATN”) to produce Arrival Buses in connection with a $2.0 million grant ATN received from the Federal Transit Administration (“FTA”).

Arrival has announced five vehicle programs: Arrival Bus, Bus for emerging markets, Arrival Van, Large Van and Arrival Car. The estimated start of production for the Arrival Bus is in the second half of 2022 and for the Arrival Van is in the third quarter of 2022.

Arrival’s Competitive Positioning

Arrival has developed core technologies that enable the production of EVs through its proprietary microfactories. Arrival believes these technologies will enable it to produce EVs at a competitive cost and to more rapidly adapt its vehicles to the needs of local markets.

Microfactories differ from traditional automotive assembly plants in that they are not organized around an assembly line. The traditional assembly line is a linear process, where each vehicle is sequentially moved through the stations on the line and each station along the assembly line is optimized for a specific operation. Typically, assembly lines operate at fixed speeds, and altering the speed of the line is a complicated and laborious process. In a microfactory, the stations of the assembly line are replaced by technology cells. Each technology cell is capable of a number of different operations, and the technology cells are linked together by Autonomous Mobile Robots ("AMRs") that carry the vehicle and the required parts to each technology cell. Because the AMRs don’t follow a predestined path, the order in which the technology cells are used is under software control and can be changed from vehicle to vehicle. The microfactory approach is therefore expected to give Arrival considerable flexibility in the manufacture of its vehicles. The microfactory control software, as well as the AMRs are proprietary and developed by Arrival. Arrival believes its new method of design and assembly is new not only among its peers in the EV industry, but also among those in the traditional OEM industry.

Lower capital investment and greater profitability

Numerous factors contribute to Arrival’s expectation that it will achieve lower capital investment requirements across its owned and controlled ecosystem while positioning it to achieve greater profitability relative to other OEMs. At comparable annual production volumes, the capital investment for Arrival’s microfactories is estimated to be less than a traditional OEM production facility over the long-term once its facilities are fully optimized. A primary driver of these cost savings is the use of Arrival’s proprietary composite materials that do not require capital intensive metal stamping plants, welding facilities or paint shops. Arrival’s expectation is that the lower operating expenditures associated with its microfactories, lower procurement costs associated with its in-house plug-and-play components, its grid-based architecture and proprietary composite materials as well as the utilization of its in-house developed software architecture will allow it to achieve double-digit margins on a per vehicle basis when it is fully at scale.

Scalability

A key attribute to the implementation of microfactories is Arrival’s ability to scale globally. Arrival estimates its microfactories can be fully operational within six months of a warehouse being ready for equipment installation. Arrival’s microfactories are designed to fit into an estimated footprint of 30,000 square meters (or approximately 320,000 square feet), which is significantly smaller than a traditional automotive assembly plant. Arrival believes there is an abundance of warehouse space globally suitable for microfactories. The availability of warehouses and low levels of capital expenditure per microfactory also allow Arrival to deploy microfactories in response to demand for their products. Arrival believes the deployment of its microfactories into local communities will be well-accepted by governments and municipalities based on its ability to offer local jobs and to pay local taxes. Arrival believes that every city with over one million inhabitants could benefit from at least one microfactory. Globally, Arrival estimates there are more than 500 cities with a population of more than one million. Arrival currently has two microfactories in active development, one in Bicester, U.K., and one in Charlotte, North Carolina USA, for start of production in the third and fourth quarters of 2022 respectively. The flexibility of the microfactory approach allows Arrival to determine future roll out plans at a later date.

Compelling Total Cost of Ownership

Arrival believes its vans and buses have a compelling TCO driven by the low acquisition and operating costs of its vehicles.

The low costs for both Arrival's vans and buses come as a result of the significant benefits it can achieve from its design, using its microfactories, in-house plug-and-play components, proprietary composite materials, and its in-house software applications.

Arrival’s lower operating costs reflect its vehicles’ battery infrastructure and energy efficiency as well as the lower maintenance costs associated with EVs. Arrival’s battery cell configuration is scalable and provides for multiple power configurations. Arrival’s vehicles can be purpose built to include flexible battery pack configurations. Lower ongoing operating costs can be achieved using its modular plug-and-play components that have been designed for easy replacement and upgrades.

Software and Data Ecosystem

Arrival has considerable software expertise and believes the sophistication and depth of its software and data capability can help to position it as a leading EV company. Arrival has designed most of the control modules used in the vehicle, and therefore has access to vehicle data at multiple levels. Because the Arrival fleet is composed of commercial vehicles, Arrival expects that the data available per vehicle will be higher than with retail vehicles since commercial vehicles are typically operating for more hours per day. Arrival has also written the vehicle software to enable broad vehicle data connectivity. Finally, through the microfactory control software. Arrival will have access to extensive data around the “as produced” state of the vehicle. By combining the data available through all these sources, Arrival expects to be able to optimize vehicle manufacture and usage, leading a lower TCO for Arrival’s customers.

Market Opportunity

Arrival believes the commercial vehicle segment is an attractive market for its business strategy. Arrival is initially targeting two primary categories within this segment: commercial vans and commercial buses. As the industry shifts towards zero emission vehicles, Arrival believes its advanced stage EV development, cost effective production, improved user experience, and global presence strategically position it to capture a more than sufficient market share to achieve its business plan assumptions.

Arrival defines its total addressable market based on its ability to compete on price and quality within the geographic regions in which it plans to compete. Based on the attributes of Arrival’s electric Vans and Buses, it not only considers the addressable electric commercial vehicle market, but also the existing internal combustion engine commercial vehicle market. Based on industry sources, Arrival believes its total addressable market for vans and buses is approximately $280 billion and $154 billion, respectively. This excludes the Arrival Car and additional opportunities to be captured from

Arrival’s digital capabilities and component replacement. Arrival’s initial geographic target markets include North America, the United Kingdom and Europe. Arrival believes its existing employee and microfactory presence in these markets will best position it to accelerate its market penetration rates.

Arrival believes there are several drivers to the ongoing and underlying growth of its total addressable market. One such driver is the continued growth in e-commerce. According to a Statista Digital Market Outlook 2020 report, the e-commerce market is estimated to grow by approximately 37% from 2020 through 2024. Arrival believes this growth will increase the demand for EVs from its target customers.

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

The following is a description of Arrival’s most significant partnerships:

City of Anaheim (“Anaheim”)

In partnership with the City of Anaheim, ATN has been awarded a $2,000,000 grant from the FTA. In July 2021, ATN chose to partner with Arrival as the vehicle producer for this grant and will use grant funds to replace Liquefied Natural Gas (“LNG”) buses with Arrival Buses. Under the agreement, Arrival will manufacture five Arrival Buses for ATN by 2024 and will provide training for bus operators and maintenance staff for the Arrival Buses.

Hyundai Motor Company and Kia Corporation

On November 4, 2019, Arrival entered into a Collaboration Framework Agreement with HKMC to jointly develop vehicles using Arrival’s technologies. Through this agreement, Arrival has access to HKMC’s engineering expertise and supply chain. This partnership aims to leverage the use of Arrival’s microfactories and software innovation. Arrival believes it can also benefit from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The Collaboration Framework Agreement with HKMC prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

In addition to its collaboration agreement with HKMC, Arrival received a €100 million equity investment from Hyundai and Kia in December 2019.

LeasePlan

In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to initially purchase 3,000 Arrival Vans and LeasePlan agreed on a best efforts basis to purchase such vans. This vehicle sales agreement contains customary termination provisions.

Uber

Arrival announced in May 2021 that it is partnering with Uber pursuant to a non-binding memorandum of understanding to develop the Arrival Car, an affordable, purpose-built EV for ride-hailing drivers. The Arrival Car will join Arrival’s previously announced commercial products, the Arrival Bus and Arrival Van, with the potential to provide cities with a multi-modal zero-emission transportation ecosystem that they require in order to meet their sustainability goals over the coming years.

UPS

UPS, a leading global logistic operator that makes over 5 billion deliveries per year and has a fleet of over 120,000 vehicles, has agreed to purchase 10,000 vans during the period of 2022 to 2025 with an option to purchase an additional 10,000 vans representing up to $1.2 billion (€1.0 billion) in revenue (including the option), subject to modification or cancellation at any time. The UPS order covers four different van configurations and the following geographic regions: North America, Europe and the U.K. At the start of each calendar year, Arrival has agreed to issue UPS an invoice for a deposit of 25% of the projected vehicle volume designated for that calendar year. In connection with the UPS order, in October 2020, Arrival Luxembourg SARL entered into an agreement with UPS whereby Arrival Luxembourg SARL agreed that Arrival Group S.A. would enter into an agreement with UPS to issue warrants to UPS upon certain conditions being met. The terms of the UPS agreement are unique to UPS and orders with other customers will be negotiated independently.

UPS has been a long-term partner of Arrival’s, including making an investment in Arrival in January 2020. Arrival has worked closely with UPS since 2016 to develop specifications for delivery vans that meet UPS’ unique fleet needs across four different configurations. Key attributes for the UPS vans include increased cargo efficiency, improved driver ergonomics and a direct link to UPS’ existing back-end system through Arrival’s vehicle software. UPS has agreed to evaluate prototype vans and provide ongoing feedback to Arrival before the van enters production. Prototypes are scheduled to be delivered as early as the second quarter of 2022.

LG Chem

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

Other Partners

As Arrival moves toward production of its vans and buses, it has partnered with several key suppliers in order to reduce validation and production risk. These include several Tier 1 suppliers for safety-related systems, including, but not limited to, steering, braking, airbag and seat belt systems. In addition, Arrival has worked closely with Comau (a subsidiary of Fiat Chrysler Automotive), an experienced automotive factory automation system provider, in the development of the initial process layout of its microfactories. Arrival is also evaluating partnerships to provide vehicle financing alternatives for its customers.

Arrival Van

ARRIVAL

Petit Palais
ARRIVAL
EV21 ARV
EY-575-JR

ARRIVAL
EV21 ARV

Worldwide Services
ups
Electric Vehicle

The images above are of the Arrival Van

The Arrival Van will be available in multiple roof heights, lengths and door configurations. The L500 variant will be the first into production and will be followed by the other variants.

The Arrival Van has been designed from the ground up to serve the delivery sector and Arrival believes the van has superior attributes to its competitors’ EVs and internal combustion engine vehicles. Many EVs in this sector are produced by taking existing internal combustion engine vehicle architectures and converting them into EVs. Due to the differences in energy density and volume requirements between battery packs and liquid fuel tanks, this approach is typically not as efficient as a vehicle designed from the outset to be an EV, as Arrival vehicles have been. Additionally, Arrival is focused on delivering an improved driver experience with the Arrival Van having a very competitive 12.9 meter turning circle (curb to curb), and a lower floor height (step in height) than competitive vehicles. Finally, the driver interaction with the vehicle controls can be optimized through the in-house developed Arrival HMI (“Human Machine Interface”) software.

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

Arrival Bus

The images above are of the Arrival Bus

The Arrival Bus targets private and public transit operators with a product at competitive pricing, and a compelling TCO. For bus operators, regulatory requirements are driving the shift to electric buses and upfront price and TCO are significant purchasing considerations. As an example, the California Innovative Clean Transit rule requires that 25% of transit buses purchased by large transit agencies in 2023 must be electric. This requirement increases to 50% in 2026 and by 2029, agencies will no longer be allowed to buy a bus that isn’t electric. Other green requirements are being instituted around the world.

The Arrival Bus utilizes many of the same components as the Arrival Van generating cost saving efficiencies across the two products. Similar to the Arrival Van, the battery capacity of the Arrival Bus can be customized to suit the operator’s needs resulting in further cost savings for operators. The modular nature of the Arrival Bus enables configurations for 35 feet, 40 feet, and 45 feet.

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

Arrival believes these key features of the Arrival Bus, when combined with the lower manufacturing costs associated with Arrival’s microfactories, competitively position the Arrival Bus when compared to competitor buses.

Development Timelines

Arrival has announced five vehicle programs: Arrival Bus, Bus for emerging markets, Arrival Van, Large Van and Arrival Car. Arrival expects to commence production of its Arrival Bus in the second half of 2022 in the United Kingdom. The Arrival Van is scheduled to start production in the third quarter of 2022. Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:

•Prototype Arrival Vans have been built and are being tested.
•Arrival Buses for public road trials are currently being built.
•Certification testing for both Arrival Bus and Arrival Van is underway. Bus primary structure certification testing is complete.
•Arrival has installed and is running production equipment to manufacture the battery modules used on both the Arrival Bus and Arrival Van.
•Arrival has installed and is running production equipment to manufacture composite panels at its Bicester, U.K. microfactory.
•Arrival has used production equipment to robotically assemble the Arrival Van skateboard structure; a significant step in proving the capability of the technology cells.

Arrival’s team of over 2,600 employees, including engineers, scientists, technicians and staff, is committed to achieving the milestones to meet its current production and commercialization timelines enabling the Company to achieve its expected production dates. These milestones are critical to Arrival’s development timelines, though may be subject to unanticipated delays outside of the company’s control such as the ability to obtain sufficient capital to support production.

Arrival’s Ecosystem

Arrival has developed an EV ecosystem, which it believes differentiates its business model from others in the EV industry, and in certain cases, the traditional OEM industry. An integral component of Arrival’s ecosystem is its employees. Arrival currently employs more than 2,600 employees globally. Arrival is a technology-first company with approximately 70% of its employees being engineers (including software engineers), most of whom have been focused on the research and development of enabling leading-edge technologies to produce Arrival’s EVs, which can be assembled in its low capital expenditure microfactories. Arrival’s ecosystem is technology focused and has been designed as one system with each functional area integrated and working together to reduce the cost of Arrival’s products. The following are the key strategies to Arrival’s ecosystem:

•Vehicle assembly in Arrival’s highly flexible, local microfactories that can be set up quickly with lower capital expenditures;
•Development of Arrival’s high and low voltage “plug & play” components that Arrival has targeted for production at lower cost, are upgradeable and are optimized for microfactory assembly into Arrival’s EVs;
•Use a modular skateboard platform designed for microfactory assembly that is highly flexible for use across multiple vehicle variants and can be designed for multiple vehicle segments;
•Use of proprietary composite material instead of steel which results in lower weight and lower tooling costs. Arrival’s proprietary composite material eliminates the need for large, costly and complicated stamping plants and paint shops; and

•Use of Arrival’s in-house developed software to provide cost and service optimization for vehicle and fleet solutions.

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

Each technology cell performs one or more specific tasks in assembling Arrival’s EVs. These tasks may include, for example, adhesive application, positioning of panels or assembly of mechanical fasteners. Linking the technology cells are AMRs, which are controlled by software designed and developed in-house by Arrival. Parts delivery and vehicle movement between the technology cells is accomplished with these AMRs. Arrival has worked in partnership with Comau for the design and simulation of the microfactories. Arrival’s EVs have been designed for its microfactory production and utilize Arrival’s in-house plug-and-play components, its grid-based architecture and proprietary composite materials. Arrival focuses on designing or owning components that have either a high level of software integration with its vehicles or can be produced more cheaply than sourcing from a traditional automotive supplier.

The images above are of the Arrival Microfactory technology cell and Autonomous Mobile Robots (AMR)

Each microfactory is designed to provide several competitive advantages for Arrival including low capital investment and operating costs as well as efficient scalability. When fully optimized, each van microfactory is expected to have an estimated footprint of 30,000 square meters (or approximately 320,000 square feet) and to be able to manufacture 10,000 vans per year assuming two shifts per day. Each microfactory is expected to be staffed with approximately 250 to 300 employees. Arrival anticipates each microfactory will take approximately six months to complete after the building is ready for equipment installation. The reduced time to completion of Arrival’s microfactories compared to a traditional OEM manufacturing facility is due in significant part to the absence of metal stamping and there being no requirement for a paint shop.

The capital investment required for each microfactory, including expenditures on production equipment, battery assembly, site readiness and logistics equipment, is estimated to be approximately $45 million to $55 million over the medium-term to long-term. When comparing to a traditional OEM, Arrival’s microfactories do not require capital investments in paint shops, metal stamping or welding, which it believes gives Arrival a capital expenditure advantage over a traditional OEM facility. Over the medium to long-term, Arrival expects a fully optimized van microfactory to generate $100 million of gross margin per year.

Arrival can deploy additional vehicle manufacturing capacity by commissioning additional microfactories. Arrival can locate its microfactories close to its customers. The flexibility of Arrival’s microfactories is intended to also enable the design and development of purpose-built EVs for its customers. The presence of Arrival’s microfactories in numerous communities worldwide could also support local job creation and create taxable income for local governments and municipalities.

In-House Plug-and-Play Components

Arrival has developed cutting edge hardware that positions it to achieve substantial cost reductions for parts, share components across multiple vehicle platforms, offer upgradeable components throughout a vehicle’s lifecycle, and utilize these components that have been designed specifically for assembly using microfactories. The criteria Arrival used to determine which components to design internally included cost reduction opportunities, improved customer experience characteristics, and the ability to incorporate plug-and-play modules whereby the components can be connected via software.

Certain components that Arrival has designed in-house include DC-DC modules, input output modules, HMI modules, battery modules, and the drive control unit. Arrival currently outsources certain other components including braking systems, airbags, safety belts, and steering systems as these are important safety systems with lengthy development and validation timelines.

Cost savings for components can be achieved by leveraging Arrival’s intellectual property portfolio. Because Arrival owns the intellectual property for the design of many of the components developed in-house, it can select efficient Tier-2 or Tier-3 automotive suppliers to manufacture those components. Since Arrival developed the intellectual property in-house, it also saves on Tier-1 supplier development costs.

Arrival components incorporate over the air (“OTA”) connectivity, allowing for updates to improve efficiency and functionality, while also providing data to fleet operators about their component status and health. In addition, the plug-and-play nature of Arrival’s components has been designed to maximize the interchangeability across its various vehicle platforms. This interchangeability affords Arrival the opportunity to be more cost-efficient with its design, procurement, and manufacturing processes. The in-house design of Arrival’s plug-and-play components over time is expected to reduce the overall time to market for the development of vehicles, such that it targets that new vehicle platforms can be designed and developed in approximately 18 months over the long-term, compared to three years or more for internal combustion engine vehicle manufacturers.

Arrival has completed more than two years of on-road testing and development for the majority of its in-house plug-and-play components. These components are also designed to meet industry-standard automotive-grade requirements. Arrival has secured more than 60% of its production suppliers nominated across a mix of Tier 1, 2 and 3 suppliers. The remaining nominations are all underway. Arrival has prioritized long lead items so what is remaining will have faster turnarounds from request for proposal to nomination. Arrival anticipates its supplier network will be fully established in time to meet its initial vehicle production timelines.

Modular Skateboard

Arrival has designed modular skateboard platforms that enable flexible vehicle configurations and automated microfactory assembly. Arrival’s skateboard structure is the foundation over which it can engineer specific purpose-built vehicles that meet the local requirements and specifications of its global client base.

A key component of the Arrival skateboard is its aluminium structure that optimizes strength and stiffness. It was designed to be modular and flexible to accommodate different vehicle types and sizes. The same skateboard platform can be used for front-wheel drive, rear-wheel drive, and all-wheel drive vehicles. Extrusions and castings allow Arrival to reduce tooling costs and capital investment requirements when compared to traditional stamped sheet metal construction. With Arrival’s composite panels and adhesive joining processes, the modular skateboard platform eliminates welding and standardizes interfaces between skateboard components. Arrival’s skateboard platforms are designed for different weight classes, enabling vehicles for different segments, while still sharing many of the same Arrival in-house developed components. The design of Arrival’s skateboard also provides flexibility for different battery pack configurations. By changing the number of Arrival battery modules, the vehicle battery pack can be customized to suit customer needs and lower the vehicle’s acquisition cost.

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

Proprietary Composite Materials

Arrival has developed proprietary composite materials that are lightweight and result in lower tooling costs for its production process. These proprietary composite materials are used for both exterior and interior body panels. The characteristics of Arrival’s proprietary composite materials positions it to provide bespoke panel designs to its fleet customers. Arrival’s proprietary composite materials do not require traditional metal stamping or painting during the production process. These processes are cumbersome and expensive and, without them, Arrival believes its microfactories can achieve significant cost savings both in capital investment and operating expenses.

The proprietary composite materials are lightweight and versatile and have lower tooling costs compared to traditional sheet metal dies. The composite material tooling also has significantly shorter lead times than traditional sheet metal dies. The underlying raw materials are widely available and are automotive grade.

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

In-House Developed Software Architecture

A core enabler to Arrival’s competitive positioning is its in-house developed software architecture. Arrival’s software team consists of more than 1,100 software engineers and members of Arrival’s digital team as of December 31, 2021. Arrival believes its centralized software architecture has entered into the fifth generation of development, which it believes positions it as one of the leading software-centric EV manufacturers. Arrival’s hardware and software architecture are decoupled and provide it the ability to harmonize its system infrastructure across its plug-and-play components. Arrival’s software architecture has been designed utilizing cloud-based connectivity. Each of Arrival’s EVs is supported by OTA upgradable plug-and-play components. Additionally, Arrival’s software architecture has been designed to support open API’s, which provide its fleet customers the ability to integrate and connect Arrival’s EVs into its own software platforms. Arrival’s in-house software architecture also includes autonomous-ready capabilities.

Internal Tools. As part of Arrival’s in-house developed software architecture, it has developed software applications to improve its design and development capabilities both for its EVs and for operations inside of its microfactories. This software allows Arrival to design and manufacture purpose-built EVs that provide solutions to meet its customers’ local needs and specific requirements. Arrival’s in-house developed software architecture also enables the functionality of the robots and the AMRs operating in its microfactories. Arrival believes having control over its design and manufacturing software positions it to continuously improve the performance of its EVs and the efficiency of its microfactory production processes.

In-Vehicle Software. Arrival has designed in-vehicle software that both elevates drivers’ and passengers’ experiences while also providing pertinent vehicle performance data. Certain of Arrival’s driver software applications are expected to include in-console route planning and directions. For Arrival Buses, riders would be able to receive route status information along with local community event information. For Arrival Bus operators, additional revenue opportunities could be available through software enabled exterior advertising displays. Arrival’s in-vehicle software was designed to provide access to vehicle data through an API interface. Arrival’s in-vehicle software has also been designed to optimize hardware usage, such as leveraging sensors across multiple functions.

Customer-Facing Software. Arrival’s customer-facing software was designed utilizing cloud-based tools to maximize its customers’ ownership experience. Arrival’s diagnostic software tools are expected to provide customers the ability to remotely monitor their EVs performance, detect early vehicle symptoms, and schedule predictive maintenance. Arrival’s fleet management software architecture is expected to provide customers with a highly algorithmic fleet management portal. Applications include fleet simulations and direct route assignments to drivers. Other informative fleet analytics can be incorporated based on a specific customer’s preferences.

Intellectual Property

Arrival’s commercial success depends in part upon its ability to obtain, maintain, and protect its intellectual property (“IP”), core technologies and other proprietary technology that it develops, to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others, and to prevent others from infringing, misappropriating or violating its intellectual property and proprietary rights. Arrival protects its intellectual property rights in the U.S., the U.K., Europe, and abroad, through a combination of patents, trademarks, designs and trade secret protection, know-how, continuing technological innovation, confidential information and other measures to develop and maintain its proprietary position, as well as having confidentiality and invention assignments and other contractual agreements with its employees, consultants, contractors and third parties. As a result of Arrival’s strong IP portfolios, up to approximately half of the Arrival Van and approximately two-fifths of the Arrival Bus components by value are either owned or controlled by Arrival.

As of December 31, 2021, Arrival had more than 275 claimed innovations from 87 patent families that have been filed in various jurisdictions including the United States Patent and Trademark Office, United Kingdom Intellectual Property Office and the European Patent Office. The filed innovations can be broadly organized into the following categories:

•Battery related innovations
•Composite material innovations
•Microfactory and vehicle design flow innovations
•Modular hardware and modular software innovations
•Robotics related innovations
•Van innovations
•Bus innovations
•Car innovations
•Miscellaneous inventions related to vehicle parts/and systems

As of December 31, 2021, Arrival owned 18 issued U.S. patents and pending U.S. patent applications and over 207 issued foreign patents and pending foreign patent applications. As of December 31, 2021, Arrival owned three registered U.S. trademarks and pending U.S. trademark applications, as well as 19 registered foreign trademarks and pending foreign trademark applications in at least 14 countries worldwide in addition to the EU.

Arrival expects to develop additional intellectual property and proprietary technology in the above categories over time. As Arrival develops its intellectual property or technology, it will continue to build its intellectual property portfolio and further assess whether additional trademark or patent applications or other intellectual property registrations are appropriate, when it believes it is possible, cost effective, beneficial and consistent with its overall intellectual property protection strategy. Arrival also seeks to protect its intellectual property and proprietary technology, including trade secrets and know-how, through limited access, confidentiality and other contractual agreements with its suppliers, customers and collaborators.

Regarding the coverage Arrival seeks under its existing patent applications, there is always a risk that alterations from its products or processes may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued and courts can reinterpret patent scope after issuance. Many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Arrival cannot be certain that it will be able to adequately develop and protect its intellectual property rights, or that other companies will not claim that it is infringing upon their intellectual property rights. Arrival cannot provide any assurance that any patents will be issued from its pending or any future applications or that any current or future issued patents will adequately protect its intellectual property. For this and other risks related to Arrival’s proprietary technology, inventions and improvements, see “Item 3.D. Risk Factors.”

Research and Development

Arrival has invested and continues to invest significant resources into ongoing research and development programs as it believes its ability to grow its market position depends, in part, on breakthrough technologies that offer a value proposition for Arrival’s customers and differentiation from its competitors.

The majority of Arrival’s research and development activities take place within its headquarters facility in the U.K. and at its development partners’ facilities located around the world.

The primary areas of focus for research and development include, but are not limited to:

•Rapid Engineering Design Tools
•Mobility as a service offerings
•New vehicle concepts, platforms and segments
•Components development
•Materials research
•Fintech and insurance
•New servicing and maintenance technologies and solutions
•Robotics
•Digital sales platform

Arrival believes that its technology will provide the following current and future opportunities:
•Arrival’s modular skateboard platform allows for multiple vehicle platforms and variants. Arrival believes this configurable design enables customization for local markets and accelerated entry into new vehicle segments.
•Arrival is building multiple customer-facing software packages such as vehicle health monitoring, fleet optimization tools, and driver applications that work with its vehicles.

Sales and Marketing

Arrival plans to initially market its EVs directly to large van and bus fleet owners through its sales teams in the U.S., the U.K. and Europe. Over time, Arrival expects to expand these sales teams to cover more regions. In addition, Arrival is developing an online sales tool targeting small to medium enterprises. Arrival also intends to support customer outreach through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

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

Arrival has signed non-binding orders, letters of intent and/or memorandums of understanding with various customers that outline the potential development and commercialization of its vans and buses. Arrival expects that these orders, letters of intent and/or memorandums of understanding will evolve into potential production supply agreements with purchase commitments as the start of production date approaches. However, none of the existing orders, letters of intent and/or memorandums of understanding provide for a firm commitment on the part of the customer and are generally conditional on vehicle trials and subject to cancellation or modification at any time. Arrival is currently building pre-production buses for use in customer trials throughout next year. There can be no assurance that Arrival will receive production purchase orders from these customers. Until and when Arrival receives such production orders, such customers are not obligated to purchase the vehicles.

The Arrival Car is being developed to address the global need to shift ride-hailing and car sharing services, with over 30 million estimated drivers across the ride-hailing sector, to electric to reduce emissions and improve air quality in cities.

Parts and Servicing

Arrival anticipates that servicing and maintenance of its EVs will be lower than the traditional internal combustion engine vehicles due to there being fewer moving parts and considerably reduced mechanical complexity of the components. The increased reliability of Arrival’s EVs will mean that less preventive maintenance is required when compared to internal combustion engine vehicles, leading to better uptime and lower maintenance costs.

Arrival is building a network of service providers and a preventive maintenance program to address its customers’ needs including announcing four initial partners in the U.S.: Amerit Fleet Solutions, Bridgestone Retail Operations, NAPA AUTO PARTS and Valvoline and four initial partners in the EU: ARC Europe Group, Kwik Fit, Rivus Fleet Solutions and ZF. Arrival vehicles have a system of sensors and controls that allow for precise monitoring of the vehicle and component operation performance. Arrival intends to use this data to provide smart predictive maintenance with the aim of decreasing downtime and costs by identifying a potential problem before it results in a breakdown. Arrival’s system has been designed to provide over the air updates and software fixes when the vehicle is parked. This could potentially reduce the time for repair and improve uptime.

In cases where a customer has its own maintenance infrastructure, Arrival intends to identify and provide procedures for items that can be maintained at the customer’s shops. This could include procedures such as tire changes, wiper and windshield repair, and brake servicing. In cases where the customer does not have a maintenance infrastructure or for more complex items, Arrival could either service the vehicles itself or use third party partners.

If a vehicle requires maintenance of a complex system such as the battery, some of those items can be swapped or replaced. This would allow Arrival to repair the faulty component quickly while minimizing vehicle downtime. Arrival also plans to develop a network of trained technicians who can travel to a customer or service partner site as necessary.

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

Set out below is a brief description of the more material regulatory requirements in the European Union, the United Kingdom and the United States, which are the jurisdictions in which Arrival initially will conduct most of its operations. Arrival does not expect regulatory requirements in other jurisdictions into which it expands its business will be materially different from those described below.

Vehicle Safety and Testing Regulation

Arrival’s bus and van products have been designed to meet the requirements applicable to passenger buses and delivery vans in the United States, the European Union and the United Kingdom.

United States

Arrival’s vehicles are subject to, and comply with, numerous regulatory requirements established by the U.S. National Highway Traffic Safety Administration (“NHTSA”), including applicable U.S. federal motor vehicle safety standards, and bumper and theft prevention standards.

In addition to U.S. federal motor vehicle safety standards, Arrival must comply with other NHTSA requirements and other federal laws and regulations administered by NHTSA, including early warning reporting requirements regarding warranty claims, field reports, death and injury reports, recalls and owner’s manual requirements. Arrival also must comply with the Automobile Information and Disclosure Act, which requires OEMs to disclose certain information regarding the OEM’s suggested retail price, optional equipment and pricing. Further, this law allows inclusion of fuel economy ratings, as determined by the U.S. Environmental Protection Agency, and crash test ratings, as determined by NHTSA, if such tests are conducted.

Arrival is also subject to regulations issued by the United States Department of Transportation, in particular the Federal Motor Carrier Safety Administration and the FTA relating to vehicle safety and operation, the United States Federal Communications Commission relating to its approval of radio frequency devices and orders issued by the California Air Resources Board, including relating to low-emission vehicles and greenhouse gases, the Advanced Clean Truck Rule and Zero Emission Powertrains.

Arrival’s vehicles may also be tested and rated according to the NHTSA New Car Assessment Program (“US NCAP”) and the Insurance Institute for Highway Safety’s vehicle rating program.

European Union

Arrival’s vehicles are subject to, and will comply with, the European Community Whole Vehicle Type Approval (“ECWVTA”) Framework EU 2018/858, including 72 different regulations in scope for cars, commercial vans and transit buses relating to areas including passive and active safety, steering equipment, vehicle construction, electromagnetic compatibility and vehicle range.

In addition to regulatory compliance in Europe, Arrival is also targeting a five-star European New Car Assessment Programme performance for its car and a platinum rating under the European New Car Assessment Programme for its vans.

The Arrival Bus, Arrival Car and Arrival Van consist of many electronic and automated components and systems. Arrival’s vehicles are designed to comply with the International Standards Organization’s (“ISO”), Functional Safety Standard. This standard addresses the integration of electrical systems and software and identifies the possible hazards caused by malfunctioning behavior of the safety-related electrical or electronic systems, including the interaction of these systems. Arrival’s approach in following ISO 26262 exceeds the minimum regulatory requirement for a safety system to address complex electronic systems which is mandated in some regulations (e.g., braking and steering).

Arrival vehicles will be approved by an approval authority pursuant to the ECWVTA following witness testing and a factory audit to confirm procedures for Conformity of Production. As part of this activity Arrival is implementing ISO 9001, an internationally recognized quality standard, in its production facilities and relevant supporting organizations within the group. Vehicles leaving the Arrival microfactories will be supplied with a Certificate of Conformity which is used to demonstrate compliance with the requirements of ECWVTA 2018/858 during the vehicle registration process.

United Kingdom

Following its exit from the EU, the U.K. has adopted the EU requirements, so in addition to European type approval, Arrival will also provide the same documentation to the U.K. authorities and receive a U.K. national type approval. There is no additional testing required and the technical requirements are the same as for EU markets.

Other Markets

Market analysis has shown a strong correlation between European and US regulatory requirements and other key target markets, requiring minimal design changes to gain regulatory approval in these markets, including:

•Gulf States – based on U.S. requirements
•China – based on EU requirements
•South Korea – based on EU, U.S. requirements
•India – based on EU requirements
•Brazil – based on U.S. requirements

Arrival’s vehicles have been designed to meet the regulatory requirements of the most rigorous subdivisions/states within each jurisdiction. Arrival has considered the most rigorous requirements from each market in which the vehicles will be deployed, including industry standards and other due care requirements determined by Arrival above and beyond the regulations.

Vehicle Accessibility Requirements

The Arrival Bus is designed to meet applicable regulations relating to vehicle accessibility, including a wheelchair ramp at the front door, wheelchair securement areas, priority seating, interior design to permit movement of wheelchairs and other riders throughout the vehicles. Arrival is conducting an analysis to ensure that non-transit and digital products are all accessible to a range of users.

Battery Safety and Testing Regulation

Arrival’s vehicles and batteries have been designed to comply with the latest regulatory requirements relating to the transportation design, testing, manufacture and use of lithium ion batteries, electric power trains, and Rechargeable Electrical Energy Storage System, of road vehicles.

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

Environmental Permitting

Many national and local authorities require industrial sites to obtain permits for carrying out operations which have the potential to cause environmental impacts. For example, in the U.K., the Environmental Permitting (England and Wales) Regulations 2016 include aspects such as carbon emissions from fuel-burning appliances, use and storage of hazardous substances, and discharge of wastewater/effluent amongst other factors. Arrival’s microfactories are exempt or below thresholds for many of these permits due to their relatively small size, and the fact that Arrival does not require hazardous aspects such as paint spraying lines. Arrival reviews and manages any potential requirements for environmental permits through its environmental management system, comparing the operations at each site with the most up to date regulations to ensure any permits required are obtained, complied with, and kept up to date.

End of Life Vehicles

The EU end of life vehicle ("ELV") regulations are in place to ensure vehicle manufacturers design, produce, and manage their vehicles to reduce waste and maximize material recovery at the point a vehicle is dismantled. Arrival complies with the ELV regulations through various initiatives such as providing guidance for dismantling, labelling of recyclable materials, compliance with material restrictions as detailed below, and will provide a take-back service for vehicles with a negative or zero value where required.

Hazardous Waste and Battery Recycling

The disposal of hazardous wastes and batteries is subject to regulations in many regions, such as the Hazardous Waste (England and Wales) Regulations 2005 in the U.K., and the Resource Conservation and Recovery Act (RCRA) in the U.S., and Arrival takes responsibility for any hazardous wastes which may be generated at its sites. For any damaged or scrap lithium-ion batteries, Arrival works with local recycling partners to ensure batteries are packaged, stored, and transported in compliance with UN 38.3 Transportation of Dangerous Goods, UN 3480 Lithium Ion Batteries.

Carbon and Energy Reporting

Arrival participates in carbon and energy reporting schemes, such as the Streamlined Energy & Carbon Reporting (SECR) regulations in the U.K. Arrival will report its energy usage and resulting carbon emissions annually, and report on current and future energy efficiency measures to further reduce its impact on the environment.

Restricted and Banned Substances

Arrival produces vehicles for a global market, where varying regulations exist depending on vehicle type and location. Arrival works closely with its suppliers and holds them to international standards such as those collated by the Global Automotive Declarable Substances List for hazardous and restricted substances, tracking the compliance of all vehicle components.

C. Organizational Structure

Arrival is comprised of a holding company with three significant subsidiaries which were wholly-owned by Arrival as of December 31, 2021 and continue to be wholly owned as of the date of this annual report:

•Arrival Luxembourg SARL - a limited liability company (Société à Responsabilité Limitée (S.à r.l.)) incorporated and resident in Luxembourg and governed by the laws of the Grand Duchy of Luxembourg
•Arrival Ltd - a limited liability company (private company limited by shares) incorporated and resident in the UK
•Arrival Automotive UK Ltd - a limited liability company (private company limited by shares) incorporated and resident in the UK

D. Property, Plant and Equipment

Facilities

London, U.K. – Global R&D Office Headquarters

In July 2018, Arrival moved into its research and development office headquarters in London, which comprises over 80,000 square feet. Over 820 employees work out of this location (when not working from home).

Charlotte, NC – U.S. Headquarters

In December 2020, Arrival signed a lease for its U.S. headquarters in Charlotte, North Carolina which comprises over 40,000 square feet of office space. Arrival expects to hire approximately 150 people primarily with engineering, sales, marketing and finance backgrounds.

Banbury, U.K. – R&D Site

Since 2017, Arrival has been operating out of its research and development facility in Banbury, U.K. which consists of more than 110,000 square feet and where Arrival is capable of designing, building, and testing prototype vehicles in-house. Over 220 employees work out of this location (when not working from home).

Microfactories

Arrival has two microfactories currently being commissioned.

Bicester, U.K. – Van Factory

In December 2019, Arrival leased property located in Bicester, U.K., which comprises over 198,000 square feet. Arrival intends for this microfactory location to initially focus on building Arrival Vans. Arrival is already installing production equipment in the Bicester microfactory to validate the microfactory processes. Six of seven technology cells have been installed and Arrival expects to complete equipment installation in the second quarter of 2022, with the start of production of Arrival Vans expected in the third quarter of 2022. The location of the site is well suited for a manufacturing facility due to the availability of a trained labor force in the area and its proximity to London, which is expected to be a major U.K. market for Arrival Vans. The facility has an estimated capacity of producing 10,000 Arrival Vans a year.

South Carolina – Bus Factory

In October 2020, Arrival leased a property located in Rock Hill, South Carolina, which comprises over 193,000 square feet. Arrival intends for this microfactory location to initially focus on building electric buses with Arrival’s vertically integrated approach to vehicle production. Installation at Rock Hill was temporarily paused in December 2021 with Arrival moving low level production of Arrival Buses to the UK. Rock Hill will recommence installation at a later date for future production of Arrival Buses for the US market after successful trials. Arrival is expected to begin operations at Rock Hill when demand for buses in North America accelerates. The location of the site is well suited for a manufacturing facility due to the trained labor force available in the area, its proximity to several large urban centers and the available logistics links.

North Carolina - Van Factory

In March 2021, Arrival leased two buildings located in West Charlotte, North Carolina, USA, with both locations comprise over 572,000 square feet Arrival intends for one of the buildings to be used as a microfactory initially focused on building Arrival Vans. The other building will be used as a regional logistics hub to support the adjacent microfactory as well as the microfactory in Rock Hill. Arrival is expected to begin operations at West Charlotte in the third quarter of 2022, with start of production in the fourth quarter of 2022. The location of the site is well suited for a manufacturing facility due to the trained labor force available in the area, its proximity to several large urban centers and the available logistics links. The facility has an estimated capacity of producing 10,000 Arrival Vans a year.

For more information on property, plant and equipment see Note 6 “Property, Plant and Equipment” to the consolidated financial statements included elsewhere in this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which Arrival’s management believes is relevant to an assessment and understanding of Arrival’s results of operations and financial condition. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to Arrival’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Item 3.D. Risk Factors” of this annual report, Arrival’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with Arrival’s audited historical consolidated financial statements and other financial information included elsewhere in this annual report.

Overview

Arrival was founded with a mission to transform the design, assembly and distribution of commercial EVs and accelerate the mass adoption of EVs globally. Founded in 2015, and now with over 2,600 employees, Arrival develops technologies and products that create a new approach to the design and assembly of EVs. Arrival believes its in-house developed components, materials, software and robotic technologies, when combined with its low cost and scalable microfactories, will enable it to produce EVs that are tailored to the needs of local markets with an attractive TCO to its customers.

The initial focus for Arrival is the production of commercial EV vans, buses and cars. Arrival believes this segment of the automotive market is currently underserved by other EV manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to EVs, and that this migration will be supported worldwide by local, state, and national government policies that either encourage EV usage via subsidies or enact usage taxes on fleet operators who continue to operate internal combustion engine vehicles. Arrival also believes that commercial fleet operators will be attracted to Arrival’s vehicles in particular, because of their attractive TCO. Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where they can be charged overnight. For these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

The Arrival Van is designed for commercial use by large fleet owners particularly in the transportation, e-commerce and logistics industries with an estimated total addressable market of approximately $280 billion. The expected start of production for the Arrival Van is the third quarter of 2022. In 2020, Arrival finalized an investment and signed a vehicle sales agreement with UPS, which included an initial order of 10,000 electric vans EVs with an option to purchase an additional 10,000 electric vans, subject to modifications or cancellation at any time. This agreement has a total aggregate order value of up to $1.2 billion (€1.0 billion) in revenue (including the option) and may be canceled or modified by UPS at any time. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

The Arrival Bus is designed for use by public and private transit operators, with an estimated total addressable market of approximately $154 billion. Arrival has entered into non-binding orders, letters of intent and memorandums of understanding with potential customers to purchase Arrival Buses, which are expected to start production in the second half of 2022.

On November 4, 2019, Arrival and HKMC entered into an agreement to jointly develop vehicles using Arrival’s technologies. This partnership will leverage the use of Arrival’s microfactories and software innovation. Arrival benefits from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The joint development agreement will expire on November 3, 2024. This development agreement prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

Updated Microfactory and Other Cost Estimates

Production of saleable Arrival Buses is expected to start in the UK in the second half of 2022 to meet local demand with Rock Hill production starting at a later date. Arrival’s Bicester, U.K. microfactory is expected to start production of Arrival Vans in the third quarter of 2022. Charlotte, North Carolina, USA is expected to start production of Arrival Vans in the fourth quarter of 2022.

As of December 31, 2021, total capital expenditure at Arrival’s microfactories consists of capital expenditure for both production and non-production, including site readiness and logistics:

•Bicester, is Arrival’s lab microfactory where it has prioritized being on time for the start of production of the Arrival Van. As a result, Arrival expects total capital expenditure at Bicester, to be approximately $75 million, through 2022.
•From the learnings gained at Bicester, Arrival expects total capital expenditure at Charlotte, to be lower than at Bicester, with continued reductions in capital expenditure per microfactory as it scales beyond the initial microfactories.

Other Company Costs

•In order to reduce risks relating to the start of production and enable Arrival to scale, it is incurring additional costs, including: (i) a decision to assemble battery modules and bring logistics in-house, which is adding capital expenditure and operating expenditure; (ii) pre-payments to LG Energy Systems (as assignee LG Chem) to secure battery cell line capacity for the next few years; and (iii) higher selling, general and administrative expenses as it scales sales, finance and legal.
•In addition, Arrival is experiencing industry-wide increases in the expected cost of raw materials including aluminium and petrochemicals.
•Arrival also expects higher working capital in its first factories to ensure it has the necessary components and parts to start production of its vehicles.

Vehicle Volumes and Revenue Expectations for 2022

Subsequent to the Business Combination, Arrival revised certain aspects of its business plan and it has invested additional capital to further develop its platforms, and to secure components and batteries for production. As a result, Arrival has revised its anticipated microfactory rollout, and now expects significantly lower vehicle volumes and revenue in 2022. The company continues to expect Arrival Van production to begin in Bicester in the third quarter of 2022 and Charlotte in the fourth quarter of 2022 and expects to produce and sell 400 to 600 Arrival Vans in 2022 as it ramps production in these two microfactories. For Arrival Bus, Arrival will be building saleable Arrival Buses in the UK in the second half of 2022 and expects these buses will be primarily used in additional customer trials in 2022. The priorities for 2022 are completing Arrival Bus and Arrival Van vehicle certification, starting production with Arrival’s unique method and ensuring the highest possible quality for its first vehicles.

Key Factors Affecting Operating Results

Arrival is a pre-revenue company and believes that its performance and future success depends on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this annual report entitled “Item 3D Risk Factors.”

Product Development

Arrival has announced five vehicle programs: the Arrival Bus, Bus for emerging markets, Arrival Van, Large Van and Arrival Car. Arrival expects to be building saleable Arrival Buses in the UK in the second half of 2022 and expects these buses will be used in additional customer trials in 2022. The company continues to expect Arrival Van production to begin in Bicester, in the third quarter of 2022 and Charlotte in the fourth quarter of 2022 and expects to produce and sell 400 to 600 Vans this year as it ramps production in these two microfactories.

Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:

•Prototype Arrival Vans have been built and are being tested.
•Arrival completed the first assembly of an Arrival Van skateboard structure robotically in a microfactory technology cell using its proprietary AMRs marking a significant step towards start of production.
•First two Bus milestones of Trial Bus production and Bus Proving Ground trials achieved.
•Arrival has installed and is running production equipment to manufacture the battery modules used on both the Arrival Bus and Arrival Van.
•Arrival has installed and is running production equipment to manufacture composite panels at its Bicester microfactory.

Arrival is striving to successfully complete certain major development activities in order to meet its expected production dates.

Arrival’s team of over 2,600 employees, including engineers, scientists, technicians and staff, is committed to achieving the milestones to meet its current production and commercialization timelines to enable the Company to achieve its expected production dates. For example, Arrival expects to complete bus product validation and van product validation in the first half of 2022. Validation is a process by which compliance with all regulatory and performance requirements is demonstrated through testing of physical prototypes. Validation is the final step before a vehicle is certified for sale. These milestones are critical to Arrival’s development timelines, though may be subject to unanticipated delays outside of the Company’s control such as the ability to obtain sufficient capital to support production.

Capital Requirements

Until Arrival can generate sufficient revenue from product sales, it is dependent on its ability to raise sufficient capital from third-party sources. Arrival finances its operations with the proceeds from the Business Combination, private placements of its securities, public offerings of equity and/or equity-linked securities, debt financings, collaborations, and licensing arrangements.

Commercialization

Arrival plans to initially market its EVs directly to large van and bus fleet owners through its sales teams in the U.S., U.K. and Europe. Over time these sales teams will be expanded to cover more regions. Arrival is also developing an online sales tool for small to medium enterprises. Arrival’s customer outreach will be supported through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival will also work with key partners for additional coverage. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

Arrival currently has an order from UPS for its Arrival Van for 10,000 vehicles with an option to purchase an additional 10,000 Arrival Vans, subject to amendment and cancellation by UPS. The total aggregate value of this order is approximately $1.2 billion (€1.0 billion) in revenue (including the option). Arrival has also received non-binding orders, letters of interest and /or memorandums of understanding from several other customers expressing interest in the Arrival Van and Arrival Bus, with total orders, letters of interest or memorandums of understanding of approximately 134,000 vehicles as of March 2, 2022, including the 10,000 vehicle order and 10,000 vehicle option from UPS. Although all orders, letters of interest and/or memorandums of understanding are non-binding and subject to cancellation or modification at any time, Arrival believes they demonstrate demand that will potentially lead to binding orders once the Company begins production of the Arrival Bus and Arrival Van and potential customers are able to see first-hand the performance and value of these vehicles. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 Arrival Vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

Regulatory Landscape

Arrival is, and will be, subject to significant regulation relating to vehicle safety and testing, vehicle accessibility, battery safety and testing and environmental regulation in the United States, European Union, the United Kingdom and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of Arrival’s vehicles. In addition, demand for Arrival’s vehicles will be heavily influenced by government mandates and the availability of subsidies.

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

As the COVID-19 pandemic continues to evolve and as variants emerge, the extent of the impact on Arrival’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.K., the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact Arrival’s employees and operations and the operations of its suppliers, vendors and business partners, and may negatively impact Arrival’s sales and marketing activities and the production schedule of its vehicles (although no material impact has occurred to date). In March 2020, Arrival created a committee comprised of 24 members from its human resources, strategy, operations, legal and compliance, and products teams to monitor the overall impact of COVID-19 and manage Arrival’s overall response and guidance moving forward during the COVID-19 pandemic. The spread of COVID-19 and its variants has caused Arrival and many of its suppliers to modify their business practices (including employee travel and recommending that all non-essential personnel work from home), and Arrival and its suppliers may be required to take further actions as required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of Arrival’s workforce or suppliers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, Arrival’s operations will be impacted. These factors related to COVID-19 are beyond Arrival’s knowledge and control and, as a result, at this time, Arrival is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on Arrival’s business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time.

Important Information About Non-IFRS Financial Measures

In this annual report, Arrival presents certain financial measures, ratios and adjustments that are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles, including EBITDA and Adjusted EBITDA.

EBITDA means the net loss before interest income or expense, tax income or expense, depreciation and amortization.

Adjusted EBITDA means EBITDA adjusted for impairments and write-offs, share option expenses, listing expense, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got repaid/settled, fair value movement of embedded derivative, fair value movement on employee loans, foreign exchange gains/losses and transaction bonuses.

Arrival’s executive officers believe that Adjusted EBITDA is important as it provides an additional tool to investors to use in evaluating ongoing operating results, key insights and metrics as well as it enables investors to compare Arrival's financial measures with those of comparable companies, which may present similar non-GAAP financial measures.

EBITDA and Adjusted EBITDA should not be considered as alternatives to the consolidated financial results or other indicators of Arrival’s performance based on IFRS measures. They should not be considered as alternatives to operating profit/(loss) or profit/(loss) for the year as an indicator of Arrival’s performance or profitability. EBITDA and Adjusted EBITDA, as defined by Arrival, may not be comparable to similarly titled measures as presented by other companies due to differences in the way they are calculated. Even though EBITDA Adjusted EBITDA are used by management to assess ongoing operating performance and are commonly used by investors, EBITDA and Adjusted EBITDA have important limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of Arrival’s results as reported under IFRS.

Reconciliation of Net Loss to Non-IFRS Measures

The table below sets out the reconciliation of Arrival’s Non-IFRS measures EBITDA and Adjusted EBITDA to loss for the year in Arrival’s consolidated statement of profit or (loss) for the periods indicated.

	Year ended December 31
In thousands of euro	2021	2020[a]

(Loss) for the year/period	(1,103,575)	(83,215)
Interest (income)/expense, net[e]	119	2,180
Tax (income)/expense	6,351	(17,802)
Depreciation and amortization	20,568	9,652
EBITDA	(1,076,537)	(89,185)
Impairment losses and write-offs	33,279	397
Share option expense	2,254	9,326
Listing expense	1,005,711	—

Change in fair value of warrants including intrinsic value of warrants redeemed and outstanding	(102,173)	—
Fair value movement of embedded derivative[c]	(29,957)	—
Fair value movement on employee loans including fair value charge for the new employee loans provided as of September 30, 2021[d]	5,103	—
Reversal of difference between fair value and nominal value of loans that got repaid/settled[f]	(1,611)	—
Foreign exchange (gain)/loss, net	(3,360)	578
Transaction bonuses[b]	12,592	—
Adjusted EBITDA	(154,699)	(78,884)

a.Comparative figures are of Arrival Luxembourg S.à r.l.
b.Following the Business Combination, certain executive officers of Arrival received a one-time bonus. This is included in administrative expenses in the Income Statement
c.An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognized the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date
d.Arrival has re-financed some loans given to employees in September 2021. As per IFRS 9 the difference between the fair value of the new loans and the carrying amount has been recognized in the consolidated statement of profit or loss.
e.Interest expense increased in the fourth quarter of 2021 as Arrival has issued convertible notes which bear 3.5% interest.
f.Loans initially recognized at their fair value are amortized over the period which they expected to be repaid. Loans, which get repaid/settled at an earlier date than what was initially anticipate results in gain in the consolidated statement of profit or loss

Notes:
During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for the year ended December 31 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. prior to the completion of the Business Combination.

A. Operating Results

Key Components of Statements of Operations

Basis of Presentation

Currently, Arrival conducts business through one operating segment. As of the date of this annual report, Arrival is a pre-revenue company with no commercial operations, and its activities to date have been conducted in Europe and North America. Arrival’s historical results are reported in IFRS as issued by the IASB. For more information about the basis of presentation of Arrival's consolidated financial statements, refer to Note 2 in the accompanying consolidated financial statements of Arrival included elsewhere in this annual report.

Revenue

Arrival has not begun commercial operations and currently does not generate revenue. Once Arrival reaches commercialization and commences production and sales of its EVs, it expects that the significant majority of its revenue will be derived from the direct sales of its commercial electric buses and vans and thereafter other related products and services. Production of saleable buses and vans is expected to begin in the second half of 2022.

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

Administrative Expenses

Administrative expenses consist of the costs associated with employment of Arrival’s staff, the costs associated with Arrival’s properties, and the depreciation of Arrival’s fixed assets, including depreciation of “right of use” assets in relation to Arrival’s leased property. Arrival expects administrative expenses to increase as its overall activity levels increase due to the construction and operation of microfactories.

Research and Development Expenses

Research and development expenses consist of the costs associated with the employment of Arrival’s engineering staff, third-party engineering consultants and program consumables. Costs associated with development projects such as vehicle programs, component programs and software products are capitalized as intangible assets under construction. For more information about Arrival’s accounting policy for intangible assets, refer to Note 3 in the consolidated financial statements of Arrival included elsewhere in this annual report. Arrival expects research and development expenses to increase as it continues to develop its vehicles, components, microfactory technology and software.

Impairment Expense

Impairment expense relates to the right-of-use assets for leases and to intangibles that are no longer expected to generate future cash flows The impairment of assets occurs when the carrying value exceeds the determined fair value of the underlying asset. Refer to Notes 6 and 7 to the consolidated financial statements of Arrival included elsewhere in this annual report.

Listing expense

Listing expense consist of the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred and the actual costs incurred for the listing of Arrival.

Finance Income/(Expense)

Finance income/(expense) consists of the fair value movement of warrants and convertible notes which the Company has issued during the year to finance its operations, interest receivable from the loans granted to employees of the Group, interest on lease liability, impairment charges recognized for financial assets as well as realized and unrealized foreign exchange gains that have been created due to the fluctuation of the exchange rates between the Euro and the various other currencies that Arrival is using for its operations.

Results of Operations for the Year Ended December 31, 2021 and the Year Ended December 31, 2020

The following table sets forth Arrival’s historical operating results for the years ended December 31, 2021 and 2020 followed by an analysis of Arrival’s results of operations during these periods For an analysis of Arrival’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, see pages 64 to 65 of Arrival’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

In thousands of euro	For the Year Ended December 31,
	2021	2020	Changes	% Changes
Revenue	—	—	—	—
Cost of Revenue	—	—	—	—
Gross Profit	—	—	—	—
Administrative Expenses	(144,541)	(75,133)	(69,408)	92.4%
Research and Development Expenses	(48,239)	(17,947)	(30,292)	168.8%
Impairment Expense	(20,718)	(391)	(20,327)	*
Listing expense	(1,005,711)	—	(1,005,711)	*
Other Income	1,548	2,362	(814)	(34.5)%
Other Expenses	—	(6,853)	6,853	(100.0)%
Operating Loss	(1,217,661)	(97,962)	(1,119,699)	*
Finance Income	148,057	2,703	145,354	5377.5%
Finance Expense	(27,620)	(5,758)	(21,862)	379.7%
Net Finance Income/(Expense)	120,437	(3,055)	123,492	(4042.3)%
Loss Before Tax	(1,097,224)	(101,017)	(996,207)	*
Tax (expense)/income	(6,351)	17,802	(24,153)	(135.7)%
Loss for the Year	(1,103,575)	(83,215)	(1,020,360)	*
* The percentage increase from 2020 is not included as variance is not comparable to the prior year

Administrative Expenses

Administrative expenses increased €69.4 million, or 92.4%, from €75.1 million for the year ended December 31, 2020 to €144.5 million for the year ended December 31, 2021. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of non-engineering staff to support its expanding research and development programs and increased rent and property utilities as it acquired additional properties for use as research and development workshops and office locations.

Research and Development Expenses

Research and development expenses increased by €30.3 million, or 168.8%, from €17.9 million for the year ended December 31, 2020 to €48.2 million for the year ended December 31, 2021. The increase was primarily due to increased wages and salaries as Arrival expanded its headcount of engineering staff to work on Arrival’s research and development programs. The increased was also due to increased consumable costs in relation to these programs.

Impairment Expense

Impairment expense increased by €20.3 million, from €0.4 million for the year ended December 31, 2020 to €20.7 million for the year ended December 31, 2021. Impairment charges relate to the impairment of the Roborace and Charging Station CGUs and right-of-use assets for leases that are no longer expected to generate future cash flows.

Listing Expenses

In March 2021, the Business Combination Agreement (or Merger Agreement) between CIIG and Arrival came into effect and both companies were merged with Arrival becoming the listed entity. In accordance with IFRS, the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a listing expense. More details regarding this transaction can be found in note 22 of the consolidated financial statements. Listing expense is a one-off fee which affects materially the current year's operating result by €1,005.7 million.

Net Finance Income /(Expense),

Net Finance Income/(Expense) increased by €123.5 million from net finance expense of €3.1 million for the year ended December 31, 2020 to net finance income of €120.4 million for the year ended December 31, 2021. The change in net finance income is mainly attributable to fair value change of the warrants which had an impact of €102.1 million, the fair value change of the Convertible Notes which amounted to €30 million as well as the increase in the interest receivable on RSP loans which amounted to €8.2 million for the year ended December 31, 2021. The increase in Finance Income was partially set-off by the increase in Finance Cost due to the impairment of the employee loans €11.1 million, the loss on refinancing of RSP loans of € 3.6 million and the increase on interest on leases which amounted to €3.6 million for the year ended December 31, 2021.

B. Liquidity and Capital Resources

The Board of Directors’ capital management objectives are to ensure Arrival’s ability to continue as a going concern, to finance its long-term growth, and to achieve and maintain an optimal capital structure through a balanced mix of debt and equity considering the positive effects of the debt tax shield and the additional costs of financial distress that result from increased leverage. For the accomplishment of this objective, Arrival monitors various internal factors like the development of some financial ratios over time but also considers external factors like changes in the competitive environment or in the overall economic conditions.

As of the date of this annual report, Arrival has yet to generate any revenue from its business operations. Since inception, Arrival has funded, and in the foreseeable future expects to fund, its operation, capital expenditure and working capital requirements through capital contributions and loans from its largest stockholder, Kinetik S.à r.l., private placements of its equity securities, investments from certain strategic partners and issuance of convertible notes to qualified institutional buyers.

As of December 31, 2021, Arrival’s cash and cash equivalents amounted to €795.9 million. On the closing date of the Business Combination, Arrival received $611.6 million in net proceeds. Arrival expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the Arrival Bus, bus for emerging markets, Arrival Van, large van, Arrival Car and develop its customer support and marketing infrastructure and continue its research and development efforts. Arrival believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months and to fund its operations until it commences production of the Arrival Bus and Arrival Van.

The following table summarizes Arrival’s estimated material contractual cash obligations and commercial commitments as of December 31, 2021, and the future periods in which such obligations are expected to be settled in cash.

in thousands of euros	Payments Due by Period
	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations
Operating Lease Obligations	229,658	21,274	78,900	129,484
Convertible notes	332,490	10,117	322,373	—
Total	562,148	31,391	401,273	129,484

In addition, Arrival enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations. As of December 31, 2021, Arrival did not have any material off-balance sheet arrangements.

However, additional funds may be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to complete the design of the Arrival Bus or Arrival Van, tooling may be needed for the necessary microfactories to start vehicle production as currently contemplated and Arrival’s budget projections may be subject to cost overruns for reasons outside of its control and it may experience slower sales growth than anticipated, which would pose a risk to Arrival achieving cash flow expectations. Arrival will continue to evaluate its operational performance and requirements and will also continue to consider alternative operational schedules and opportunities. Any changes to Arrival’s current plans and projections could require Arrival to seek more funding earlier than originally anticipated.

There can be no assurance that such financing would be available to Arrival on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than Arrival expects, Arrival may be forced to decrease its level of investment in product development or scale back its operations, which could have an adverse impact on its business and financial prospects and cause delays in its production timeline.

As a company in the pre-commercialization stage of development, the net losses Arrival has incurred since inception are consistent with Arrival’s strategy and budget. Arrival will continue to incur net losses in accordance with Arrival’s operating plan as Arrival continues to expand its operations to meet anticipated demand.

The expenditure requirements associated with producing the Arrival Bus and Arrival Van, developing customer support and marketing infrastructure and continuing research and development efforts are subject to significant risks and uncertainties, many of which are beyond Arrival’s control, which may affect the timing and magnitude of these anticipated expenditures. These risks and uncertainties are described in more detail in this annual report in the sections entitled “Item 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

On November 23, 2021, Arrival issued convertible notes to qualified institutional investors. As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes (as defined1 in the Preliminary Offering Memorandum) was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company,

Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares. The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.

The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Cash Flows

The following table sets forth a summary of Arrival’s operating, investing and financing cash flows for the years ended December 31, 2021 and 2020 followed by an analysis of the cash flows during these periods. For a summary of Arrival’s operating, investing and financing cash flows for the year ended December 31, 2019, see pages 66 to 67 of Arrival’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

in thousands of euros	For the Year Ended December 31,
	2021	2020

Net cash used in operating activities	(230,508)	(77,326)
Net cash used in investing activities	(264,247)	(106,688)
Net cash generated from financing activities	1,215,870	153,754
Net increase/(decrease) in cash and cash equivalents	721,115	(30,260)

Cash Flows from Operating Activities

Arrival’s cash flows used in operating activities to date have been primarily comprised of costs related to the development of its products, manufacturing processes, payroll and changes in accounts payable and other current assets and liabilities. Arrival expects cash used in operating activities will increase as it hires employees for its microfactories and from increased working capital requirements to support production in its microfactories.

Net cash used in operating activities was €230.5 million for the year ended December 31, 2021 compared to €77.3 million for the year ended December 31, 2020. The increase of €153.2 million was primarily due to increased outflows on staff and other project costs as Arrival expanded its research and development activities, as well as outflows on supporting infrastructure such as property costs and prepayments made for the acquisition of inventory.

Cash Flows from Investing Activities

Arrival’s cash flows used in investing activities to date are primarily comprised of capitalized development expenditures related to vehicle development, vehicle components, software and microfactories. In addition, Arrival purchases tangible fixed assets (plant and equipment) in support of both research and development programs. Arrival expects the cost of investing activities to increase in the near future as it ramps up program activity, microfactory construction and invests in production tooling ahead of commencing commercial operations.

Net cash used in investing activities was €264.2 million for the year ended December 31, 2021, compared to €106.7 million for the year ended December 31, 2020. In both periods this primarily consisted of cash outflows for development program expenditure (staff and project costs) capitalized as intangible assets under construction and the acquisition of plant and equipment for the microfactories under construction.

Cash Flows from Financing Activities

Net cash from financing activities was €1,215.9 million for the year ended December 31, 2021, which was primarily due to the issuance of new shares of €534.4 million from the reverse merger, €297.7 million from the public follow-on offering and €118.6 million from the exercise of warrants. In addition the Company received €275.2 million from the issuance of convertible notes. Such inflows were slightly offset by the repayment of lease liabilities which amounted to €10.9 million.

For a description of the terms of Arrival’s Convertible Notes, see below sections on Debt and Convertible Notes.

Although Arrival has no immediate plans to incur additional debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur such debt on the terms offered.

Debt

Except as set out below, Arrival has no third-party debt. Although Arrival has no current plans to incur additional debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur such debt on the terms offered.

Convertible Notes

On November 23, 2021, Arrival issued US$320.0 million in aggregate principal amount of green convertible senior notes due 2026. The Convertible Notes Offering generated aggregate net proceeds of $309.6 million, after deducting the initial purchasers’ discount and offering expenses.

The Convertible Notes were issued pursuant to an indenture, dated November 23, 2021, among Arrival and U.S. Bank National Association, as trustee. The Convertible Notes bear cash interest at an annual rate of 3.50% payable on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026 unless earlier converted, redeemed or repurchased. The conversion rate for the Convertible Notes is initially 84.2105 Ordinary Shares per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $11.88 per Ordinary Share), subject to adjustment if certain events occur. Before the close of business on the business day immediately preceding June 1, 2026, holders will have the right to convert their Convertible Notes only upon the occurrence of certain events. On or after June 1, 2026, holders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion of the Convertible Notes, Arrival will pay or deliver, as the case may be, cash, Ordinary Shares or a combination of cash and Ordinary Shares, at its election. The Convertible Notes will be redeemable, in whole or in part, for cash at Arrival’s option at any time, and from time to time, on or after December 6, 2024, and on or before the 36th scheduled trading day immediately preceding the maturity date, but only if the last reported sale price per Ordinary Share has been at least 130% of the conversion price then in effect for a specified period of time. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Upon the occurrence of a “fundamental change,” which term includes certain change of control transactions, holders may require Arrival to repurchase their Convertible Notes at a price equal to 100% of the principal amount of Convertible Notes to be repurchased, plus accrued and unpaid interest to, but not including, the date of repurchase. The Indenture contains customary event of default provisions and customary covenants relating to Arrival’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the consolidated assets of Arrival and its subsidiaries, taken as a whole, to another person.

As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes (as defined1 in the Preliminary Offering Memorandum) was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company,

Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares.

The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.

The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Capital Expenditure

As of December 31, 2021, Arrival had commitment capital expenditure of €21.7 million. Arrival intends to use this expenditure on finalizing Arrival's first two microfactories and development activities, including the design of vehicles, operating systems and other software. Arrival expects to fund its capital expenditure through capital contributions and loans from its largest stockholder, Kinetik S.à r.l., private placements of its equity securities and investments from certain strategic partners.

C. Research and development, patents and licenses, etc.

Arrival has invested and continues to invest significant resources into ongoing research and development programs as it believes its ability to grow its market position depends, in part, on breakthrough technologies that offer a unique value proposition for Arrival’s customers and differentiation from its competitors. The majority of Arrival’s research and development activities take place within its headquarters facility in the U.K. and at its development partners’ facilities located around the world.

Arrival’s success depends in part upon its ability to protect its own IP and core technologies. Arrival protects its intellectual property rights in the U.S., the U.K., Europe, and abroad, through a combination of patent, trademarks, designs and trade secret protection, as well as having confidentiality and invention assignments with its employees and consultants. As a result of Arrival’s vertically integrated approach and strong IP portfolios, up to approximately half of the Arrival Van and approximately two fifths of the Arrival Bus components by value are either owned or controlled by Arrival.

For more information, see Item 4: Information on the Company.

D. Trend information

Market Trends and Competition

Arrival Van

The global light and medium commercial vehicle market (6 tons and below) is estimated to be between 13 million to 15 million units per year. While the Global parc (total number of vehicles globally) has remained fairly static in recent years, the growing pressure for more clean air zones and environmental commitments from governments has resulted in a growing demand for EVs. An upsurge in customers and fleet operators committing to move away from combustion to electric vans has seen forecasts estimating a 30% penetration by 2030.

While traditional OEM’s like Mercedes-Benz, Ford and Volkswagen have started their transition to EVs, they still have a heavy investment in combustion-fueled vehicles and the shift of diesel powertrains to electric is a slow and expensive process. In addition there are several EV pureplay companies such as Brightdrop and Rivian which are relatively new to the market and in the process of ramping up production from current relatively low volumes. This has created more demand than supply which has resulted in higher prices for electric vans. Mercedes launched the eSprinter available in one length, with a low range capability and price tag of €60,000 in the EU. Ford launched the Transit in multiple lengths and variations predominantly targeting the US market. Renault Master and Iveco Daily are the only existing models in the market with similar load capacity to Arrival, but both are redesigns of their diesel counterparts.

Arrival Vans are expected to have the flexibility and payload capabilities of current combustion vehicles and have been designed from the bottom up with customers in mind. Features have been designed not based on historical practice but customer needs and requirements as well as equipping vehicles with advanced software capabilities and upgrades. In addition, Arrival’s high standard specification and simplified market approach means Arrival Vans should fit the majority of customer needs. A microfactory set up means Arrival can rely on local supply chains and create vehicles fit for local market requirements without high costs for vehicle and part transportation. As a result of all of these factors, Arrival believes that it can produce a light commercial van at an attractive price targeted between combustion and other electric vehicles, but with better payload and battery flexibility than currently available in the market.

Arrival Bus

With a total addressable market of approximately $154 billion, the transit bus market creates a strong opportunity for Arrival and its innovative product design and technology. The bus market is in need of environmental reform particularly in the following two areas: bus fleets must be converted into zero emission vehicles and a good public transport experience has the potential of lowering the number of private vehicles on the road. Both are imperatives for major cities around the world. However, local governments and operators have reservations about this change, as it represents a significant financial investment and the use of technology that evolves at a fast pace.

Arrival believes the customer centric design and strong dimensions/performance ratio of the Arrival Bus put it in a unique position to accelerate needed transit bus reform.

Arrival Car

The Arrival Car is expected to address the global need to shift ride-hailing and car sharing services, with over 30 million estimated drivers across the ride-hailing sector, to electric to reduce emissions and improve air quality in cities. Arrival is also partnering with Uber pursuant to a non-binding memorandum of understanding to develop the Arrival Car. Uber has committed to becoming a fully electric mobility platform in London by 2025 and by 2030 across North America and Europe.

As a typical ride-hailing vehicle will on average drive 45,000km to 50,000km a year, compared to 12,000km for a typical vehicle, Arrival Car will prioritize driver comfort, safety, and convenience, while ensuring the passengers enjoy a premium experience. With this in mind, Arrival expects to collaborate with Uber drivers in the design process to ensure the Arrival Car reflects the needs of professional drivers and their passengers.

E. Critical Accounting Estimates

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

Arrival’s significant accounting policies are described in the notes to its financial statements,

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table lists each of Arrival’s executive officers and directors and their respective ages and positions as of the date of this annual report.

Name	Age	Title
Denis Sverdlov	[43]	Chief Executive Officer
John Wozniak	[50]	Chief Financial Officer
Avinash Rugoobur	[40]	President and Director
Michael Ableson	[60]	Chief Executive Officer, Automotive
Daniel Chin	[38]	General Counsel
Tawni Nazario-Cranz	[47]	Director
F. Peter Cuneo (Chairman)	[77]	Chairman
Alain Kinsch	[50]	Director
Kristen O’Hara	[52]	Director
Yunseong Hwang	[53]	Director
Rexford J. Tibbens	[53]	Director

Set forth below is a brief biography of each of Arrival’s executive officers and directors.

Denis Sverdlov. Mr. Sverdlov founded Arrival and established its operations in the U.K. in 2015 and has served as its Chief Executive Officer since March 2016. Prior to founding Arrival, Mr. Sverdlov served as Deputy Minister for Communications and Mass Media in Russia from July 2012 to August 2013. Mr. Sverdlov was co-founder and Chief Executive Officer of Yota from 2007 to 2012, which at the time was the largest 4G telecommunications operator in Russia. Mr. Sverdlov oversaw the successful sale of Yota for $1.2 billion. Prior to working at Yota, Mr. Sverdlov was the co-founder and managing partner of Korus Consulting, one of the top IT consulting companies in Russia from 2003 to 2007. In 2000, Mr. Sverdlov founded his first company, IT Vision, an IT consulting company. Mr. Sverdlov graduated cum laude with a degree in Finance from St. Petersburg State University of Engineering and Economics in 2000.

John Wozniak. Mr. Wozniak has served as the Chief Financial Officer of Arrival since August 2021 and brings over 25 years of experience in financial operations and public accounting, including extensive leadership experience from his 18-year tenure at Motorola Solutions and Motorola Inc. from 2002 to 2020. At Motorola Solutions, John most recently served as Corporate Vice President, Finance Operations and served for eight years as its Chief Accounting Officer. Through his tenure, he played a key role in Motorola’s transition from the legacy $40+ billion revenue company with seven divisions to the more profitable and agile $8 billion Motorola Solutions business of today that serves 100,000 customers in 100 countries. Prior to Motorola Solutions, Mr. Wozniak worked in both the Audit Practice and National Office of Arthur Andersen. Mr. Wozniak graduated with a Bachelor of Science degree in accounting from Marquette University.

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

Daniel Chin. Mr. Chin has served in Arrival’s legal department since January 2018 and as Arrival’s General Counsel since June 2020. Prior to joining Arrival, Mr. Chin was Legal Counsel at ITRS Group Ltd from July 2016 to December 2017, acted as Legal Consultant at Morgan Stanley (seconded from Axiom Law) from April 2015 to July 2016 and worked in the Singapore office of YKVN Law from September 2012 to April 2015. Mr. Chin trained and qualified at Weil, Gotshal & Manges LLP, working in their London and New York offices between September 2007 and April 2011. Mr. Chin received a bachelor’s degree in Natural Sciences from the University of Durham, England, graduated from BPP Law School, England in August 2007 and has been admitted to practice as a Solicitor in England and Wales since 2009.

Tawni Nazario-Cranz has been a non-employee Director of Arrival since March 2021. Prior to joining Arrival, Ms. Nazario-Cranz served as Chief People Officer at Waymo from June 2018 to March 2019 and at Cruise Automation from September 2017 to May 2018. As the Chief People Officer at Waymo and Cruise Automation, Ms. Nazario-Cranz helped build the foundations for two autonomous vehicle companies, including building out the infrastructure of the human resources and talent functions, establishing the foundations for high performance culture, performance management, staffing and diversity and inclusion. Prior to joining Cruise Automation, Ms. Nazario-Cranz served in various positions of increasing responsibility at Netflix from April 2007 through June 2017, beginning as Director of Human Resources, followed by Vice President of Talent and Human Resources and finally serving as Chief Talent Officer. Prior to joining Netflix, Ms. Nazario-Cranz served as Global Director of Human Resources at Bausch + Lomb from December 2004 through April 2007. Prior to her time at Bausch + Lomb, Ms. Nazario-Cranz served in various roles in human resources, including as Human Resources Generalist at FedEx Kinko’s, Director of Human Resources at Work Incorporated and as an Operations Manager at Circuit City Stores. Ms. Nazario-Cranz is currently an advisor to various Silicon Valley venture capital firms, including Signal Fire, Foundation Capital and West. Ms. Nazario-Cranz received an EMBA, Business from Claremont Graduate University-Peter F. Drucker and Masatoshi Ito Graduate School of Management and a bachelor’s degree in psychology from the University of California, Santa Barbara.

F. Peter Cuneo has served as the Chairman of its Board of Directors since March 2021, prior to which time he was CIIG's Chief Executive Officer and Chairman from its inception. Mr. Cuneo has served as Chairman of the Board at Iconix Brand Group (Nasdaq: ICON), a brand management company and owner of a portfolio of global consumer brands, since January 2019. Mr. Cuneo previously served as Executive Chairman of Iconix’s Board of Directors from January 2018 to May 2018 and from April 2016 through December 2016. From 2015 to 2018, and while he was not serving as Executive Chairman, Mr. Cuneo served as Chairman of the Board of Iconix. He also served as Interim Chief Executive Officer of Iconix from May to October 2018 and 2015 until 2016. Mr. Cuneo currently serves as Chairman of BeyondView LLC, a digital twin technology company, a position he had held since 2017 and as a Director on the Board of electroCore, Inc. (Nasdaq: ECOR), since 2020. Mr. Cuneo has also been the Managing Principal of Cuneo & Company, LLC, a private investment and management company, since 2010. Business Insider called Mr. Cuneo one of the best turnaround CEOs. From 1999 to 2009, Mr. Cuneo was first President and Chief Executive Officer and then Vice Chairman of the Board of Marvel Entertainment Inc. (NYSE:MVL). His tenure ended with Marvel’s more than $4 billion sale to Disney at the end of 2009. From 1993 to 1996, Mr. Cuneo was President and Chief Executive Officer of Remington Products Company. Previously, Mr. Cuneo has also served as President of the Security Hardware Group of the Black & Decker Corporation (NYSE: SWK), President of Bristol-Myers Squibb Co.’s (NYSE: BMY) Pharmaceutical Group in Canada and President of the Clairol Personal Care Division. Mr. Cuneo received his M.B.A. from Harvard Business School and a B.S. from Alfred University. Mr. Cuneo served two tours as a Lieutenant in the U.S. Navy in the Vietnam War.

Alain Kinsch has been a non-employee Director of Arrival since March 2021. Prior to joining Arrival, Mr. Kinsch served as an audit partner at Ernst & Young S.A. (“EY”) from 2004 through 2020. During Mr. Kinsch’s time at EY, he served as EY Luxembourg Country Managing Partner and EMEIA Private Equity Fund Leader from 2009 through 2020. Previously, Mr. Kinsch served as EY Luxembourg Private Equity Leader from 2004 through 2012. At EY, Mr. Kinsch served a portfolio of clients including private equity funds, banks and mutual funds as well as industrial and commercial companies as signing audit partner and engagement partner on consulting, valuation and M&A mandates. Prior to joining EY, Mr. Kinsch served in various positions of increasing responsibility at Arthur Andersen in Luxembourg from 1995 through

2002, beginning as an Assistant leading up to his position as Senior Manager. Beginning in 2021, Mr. Kinsch began serving as an independent director of Aperam S.A. (Euronext Amsterdam: APAM), a stainless and specialty steel producer, where he serves on the Audit & Risk Management Committee and as Chairman of Aperam S.A.'s Remuneration, Nomination & Corporate Governance Committee. Mr. Kinsch is a Certified Public Accountant. He has received a M.B.A. from INSEAD Fontainebleau and a M.Sc. Business from the University of Paris-Dauphine.

Kristen M. O’Hara has been a non-employee Director of Arrival since March 2021. Ms. O’Hara is a strategic marketing professional who has worked for several global enterprises in the media industry. Ms. O’Hara is currently Senior Vice President and Chief Business Officer of Hearst Magazines. Ms. O’Hara served as VP Business Solutions of Snap Inc. (NYSE: SNAP) from September 2018 to October 2018, and prior to that, served as Chief Marketing Officer, Global Media for Time Warner Inc. (now Warner Media, LLC), a position she held from 2011. Earlier executive roles with Time Warner Inc.’s Global Media Group include Senior Vice President and Managing Director, Senior Vice President of Marketing and Client Partnerships, and from 2002 to 2004, Ms. O’Hara was the Vice President of Corporate Marketing and Sales Strategy for the Time Inc. division of Time Warner Inc. From 1993 to 2002, Ms. O’Hara served in several positions at global marketing communications firm Young & Rubicam Inc., driving business development and brand strategy for blue chip advertisers. Ms. O’Hara has been a member of the board of trustees of the Signature Theatre Company since 2012. She was formerly a member of the boards of directors of CIIG, MDC Partners Inc. (Nasdaq:MDCA) from 2019 to 2020, Iconix Brand Group, Inc. (Nasdaq: ICON) from 2016 to 2018, and the Data & Marketing Association. Ms. O’Hara received a B.A. from the College of the Holy Cross.

Yunseong Hwang has been a non-employee Director of Arrival since March 2021. Mr. Hwang currently serves as Vice President and Head of Open Innovation Investment Group at the Hyundai Motor Group. Mr. Hwang has more than 21 years of experience in growing some of the world’s most innovative companies. At Hyundai, he has been responsible for leading a broad range of strategic investment activities ranging from startup incubators to mergers and acquisitions. Mr. Hwang also opened and managed open innovation centers globally, as well as designing and implementing open innovation training and culture change programs. Mr. Hwang received a bachelor’s degree, master’s degree and Ph.D from Seoul National University.

Rexford J. Tibbens has been a non-employee Director of Arrival since March 2021. Mr. Tibbens has served as President and Chief Executive Officer of Frontdoor, a leading provider of home service plans in the United States, since May 2018 and was appointed to Frontdoor’s board of directors in October 2018. From April 2015 to December 2017, Mr. Tibbens served as the chief operating officer of Lyft. While at Lyft, Mr. Tibbens worked to expand the service to every state and launched crucial strategic initiatives, including Lyft’s Nashville support center and Express Drive, a program that allowed potential Lyft drivers to rent vehicles so they could provide service in select cities. From August 2011 to March 2015, Mr. Tibbens served as a vice president at Amazon.com, Inc., where he led the technical and product development of Prime Now, Amazon’s one-hour delivery service. Before Amazon, Mr. Tibbens spent twelve years at Dell Inc., serving in a variety of operations and logistics roles, including as executive director of Global Services. Mr. Tibbens received an MBA from Case Western Reserve University and a bachelor’s degree in finance from the University of Kentucky.

B. Compensation of Executive Officers and Directors

Executive Compensation

Arrival’s executive compensation program reflects its compensation policies and philosophies (as described below), as they may be modified and updated from time to time. Decisions made with respect to the compensation of Arrival’s executive officers are made by the compensation committee.

Equity Incentive Plan

On March 23, 2021, the Board approved the Arrival Incentive Compensation Plan (the “2021 Plan”). The purpose of the 2021 Plan is to assist Arrival (and its related entities) to attract, motivate, retain and reward high-quality executives, employees, consultants and other persons who provide services to Arrival (and its related entities) by enabling such persons to acquire or increase a proprietary interest in Arrival. The persons eligible to receive awards under the 2021 Plan are the officers, directors, employees, consultants and other persons who provide services to Arrival (or any related entity). The 2021 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. The 2021 Plan is administered by a committee designated by the Board consisting of not less than two non-employee, independent directors. The 2021 Plan provides for an aggregate share reserve, together with the current share reserve underlying prior incentive plans of Arrival (or any related entity), equal to ten percent (10%) of the Ordinary Shares issued immediately following closing. As of December 31, 2021, had granted 50,000 awards under the 2021 Plan. In January 2022, Arrival granted 3.5 million RSUs to employees pursuant to the 2021 Plan.

Arrival Executive Compensation

For the year ended December 31, 2021, Arrival’s executive officers received total aggregate compensation of €18.1million. The total compensation paid to Arrival’s executive officers consists of base salary, one off bonus that was paid to four current and former executive officers of Arrival as part of the Business Combination and the expense for the year relating to the SOP 2020 (as defined below) granted in 2020 (see related party transactions ITEM 7B). The amount includes compensation paid to Tim Holbrow until August 2021 when he stepped down as Group CFO.

In 2020 the Arrival Share Option Plan 2020 (the "SOP 2020") has been granted to employees of Arrival. Arrival executives have received 1.6 million of share options having total value of $6.6 million. The cost recognized in the consolidated financial statements for the year ended December 31, 2020 and December 31, 2021 relating to these options amounted to €2.7 million and €0.4 million respectively. As of December 31, 2021, 0.8 million shares have vested and 0.8 million remain unvested.

In addition, in 2020, Arrival issued the Arrival Restricted Share Plan 2020 (the "RSP 2020"). Arrival executives have acquired 0.9 million shares of the Company for a purchase price of €5.5 million. As of December 31, 2021, 0.45 million shares can be traded and the remaining are restricted subject to the conditions of the RSP 2020. (see note 23 of the consolidated financial statements).

Arrival RSU Grant 2022

In January 2022, Arrival granted 3,4029,39 RSUs to employees pursuant to the 2021 Plan.

Arrival Share Option Plan 2020 and Restricted Share Plan 2020

On October 8, 2020, Arrival shareholders adopted the Arrival Share Option Plan 2020. As of December 31, 2021, stock options and restricted shares awards under the SOP 2020 covering 7,283,880 Ordinary Shares issuable on a time basis and 6,599,215 Ordinary Shares issuable on a milestone basis upon exercise of stock options. The exercise of options under the SOP 2020 is intended to be settled with Ordinary Shares. As of December 31, 2021, the time vest condition has been met by all employees. The milestone basis conditions as described in note 23 of the consolidated financial statements are expected to be met in October 2023 and November 2024.

Arrival Restricted Share Plan 2020, are shares acquired by the employees of Arrival which are restricted from selling or transferring them based on the trading milestones which are disclosed on note 23 of the consolidated financial statements.

The maximum number of stock options and restricted share awards which may be granted under the SOP 2020 and the RSP 2020 in aggregate is limited to 50,000,000 Ordinary Shares. If any stock option under the SOP 2020 or restricted share award under the RSP 2020 lapses, then the number of Ordinary Shares covered by such stock option or restricted share award would become available for the purpose of future grants. The SOP 2020 and RSP 2020 are operated by Arrival’s board of directors. Arrival does not intend to grant any more stock options or restricted share awards under the SOP 2020 or the RSP 2020.

Purpose and Eligibility. The SOP 2020 and RSP 2020 are intended to enable Arrival to retain and reward, and to provide additional incentives to, its current and former employees, officers, directors and/or consultants by providing them with the opportunity to purchase Ordinary Shares.

Type of Awards. Under the SOP 2020, Arrival’s board of directors granted stock options exercisable for Ordinary Shares, with an exercise price per share specified at grant, and granted such stock options subject to conditions based on service and/or performance and/or as to the time at which such stock options may be exercisable. Stock options generally expire ten years after grant or on such earlier date as may be specified in connection with the grant of the stock option (including any earlier expiration date specified for any tax purposes applicable to the recipient). Under the RSP 2020, Arrival’s board of directors granted awards entitling recipients to acquire Ordinary Shares for a price per share specified at award, and granted such awards subject to conditions based on service and/or performance and/or as to the time at which the ordinary shares covered by the restricted share award may become transferable. The Ordinary Shares covered by the restricted share awards are subject to the right of Arrival to repurchase all or part of such Ordinary Shares or require the sale of such Ordinary Shares to a person nominated by Arrival’s board of directors, at the lower of their acquisition price or the value of the Ordinary Shares at such time, in the event that any conditions specified in connection with the grant of the restricted share awards are not satisfied.

Conditions. Stock options granted under the SOP 2020 and restricted share awards granted under the RSP 2020 were granted subject to conditions based on service and/or performance and/or as to the time at which stock options may be exercisable or shares covered by restricted share awards may become transferable. Arrival’s board of directors determined the applicable conditions in connection with the grant of the stock option or restricted share award. Grants made under the SOP 2020 and RSP 2020 were subject to (i) a time-based condition of one year from the date of commencement of service with Arrival (50% of the awards) and (ii) a performance-based condition requiring achievement of specified performance-based milestones (50% of the awards). All grants made under the SOP 2020 and RSP 2020 were subject to the achievement of a specified liquidity event (as well as, for certain participants, an additional service-based requirement where required in accordance with tax rules applicable to such participants). Grants will generally lapse in the event of termination of employment or service prior to a stock option or restricted share award vesting in accordance with its terms and any conditions specified in connection with its grant. Stock options or restricted share awards that are vested may lapse in certain limited cases such as fraud or the commission of an imprisonable criminal offence.

Voting Rights. Prior to exercise, holders of stock options under the SOP 2020 shall not have any rights as a holder of Ordinary Shares, including no right to vote the Ordinary Shares covered by stock options. Prior to the Ordinary Shares covered by restricted share awards under the RSP 2020 becoming transferable, the holder of such restricted share award shall not be entitled to exercise voting rights attaching to such Ordinary Shares but shall otherwise have the rights of a holder of such Ordinary Shares.

Transferability. Subject to certain agreed exceptions, stock options granted under the SOP 2020 may not be sold, transferred or disposed of in any manner other than upon the death of the recipient, and Ordinary Shares covered by restricted share awards under the RSP 2020 may not be sold, transferred or disposed of in any manner prior to the earlier of any applicable vesting conditions being met or any condition as to the time at which such Ordinary Shares may become transferable being met (other than in respect of the transmission of the Ordinary Shares covered by the restricted share award upon death of the recipient). The Ordinary Shares covered by the restricted share awards were subject to a lock-up period, which expired on September 20, 2021.

Termination. Arrival’s board of directors may terminate the SOP 2020 and RSP 2020 at any time. Following termination of the SOP 2020, no further stock options may be granted, or following termination of the RSP 2020, no further restricted share awards may be granted, but outstanding stock options or restricted share awards, as applicable, already granted will continue in effect.

Compensation of Directors

During the year ended December 31, 2021, Arrival paid a retainer of $200,000 per year to its non-employee directors as well as $40,000 per year to the chairperson of its audit committee, $30,000 per year to the chairperson of its compensation committee, $20,000 per year to the chairperson of its nominating committee and certain other ad hoc amounts to members of special committees. Additionally, as of the date hereof, Arrival has granted 50,000 restricted stock units in total to Tawni Nazario-Cranz, F. Peter Cuneo, Alain Kinsch, Kristen O’Hara and Rexford J. Tibbens of which 25,000 restricted stock units per director remain outstanding and eligible to vest on a semi-annual basis from September 24, 2022 until March 24, 2023.

C. Board Practices

Board Composition

The names and ages of Arrival’s current directors are listed in the table below. Age references in the table below are as at April 27, 2022. The business address for Arrival’s directors is c/o Arrival, 60a rue des Bruyeres, L-1274 Howald, Grand-Duchy of Luxembourg.

Name	Age	Class	Committees
Tawni Nazario-Cranz	[47]	Class C	Compensation (Chair), Nominating
F. Peter Cuneo (Chairman)	[77]	Class A	Audit

Alain Kinsch	[50]	Class C	Audit (Chair)
Kristen O’Hara	[52]	Class B	Nominating (Chair), Compensation
Yunseong Hwang	[43]	Class A	Nominating
Avinash Rugoobur	[40]	Class C	—
Rexford J. Tibbens	[53]	Class B	Audit, Compensation

Classified Board of Directors

In accordance with the articles of association, the Board of Directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class A and Class B directors) serving a three-year term that began in March, 2021. The initial Class A directors’ term will expire at the annual general meeting approving the annual accounts for the year ended December 31, 2021, the initial Class B directors’ term will expire at the annual general meeting approving the annual accounts for the year ended December 31, 2022, and the initial Class C directors’ term will expire at the annual general meeting approving the annual accounts for the year ended December 31, 2023. In 2021 the Board of Directors met five times with an overall attendance rate of 97%.

Independence of Arrival’s Board of Directors

A majority of the Board of Directors are independent directors and the Board of Directors has an independent audit committee and compensation committee.

Board Committees

Audit Committee

Arrival’s audit committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing its independent registered public accounting firm;
•discussing with its independent registered public accounting firm their independence from management;
•reviewing, with its independent registered public accounting firm, the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and its independent registered public accounting firm the annual financial statements that it files with the SEC;
•overseeing its financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing its policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Each of the members of Arrival’s audit committee qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee’s charter is available on Arrival’s website. The reference to Arrival’s website address in this annual report does not include or incorporate by reference the information on its website into this annual report. In 2021 the Audit Committee met seven times with an overall attendance rate of 95%.

Compensation Committee

Arrival’s compensation committee is responsible for, among other things:

•reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the Board of Directors, in conjunction with a majority of the independent members of the Board of Directors) the compensation of its Chief Executive Officer;

•overseeing an evaluation of the performance of and reviewing and setting or making recommendations to its Board of Directors regarding the compensation of its other executive officers;
•reviewing and approving or making recommendations to its Board of Directors regarding its incentive compensation and equity-based plans, policies and programs;
•reviewing and approving all employment agreement and severance arrangements for its executive officers;
•making recommendations to its Board of Directors regarding the compensation of our directors; and
•retaining and overseeing any compensation consultants.

Each of the members of Arrival’s compensation committee qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The committee’s charter is available on Arrival’s website. The reference to Arrival’s website address in this annual report does not include or incorporate by reference the information on its website into this annual report. In 2021 the Compensation Committee met five times with an overall attendance rate of 100%.

Nominating Committee

Arrival’s nominating committee is responsible for, among other things:

•periodically reviewing the Board of Directors’ leadership structure and recommending any proposed changes to the Board of Directors;
•overseeing succession planning for its Chief Executive Officer and other executive officers;
•overseeing an annual evaluation of the effectiveness of its board of directors and its committees; and
•developing and recommending to the Board of Directors a set of corporate governance guidelines.

The nominating committee’s charter is available on Arrival’s website. The reference to Arrival’s website address in this annual report does not include or incorporate by reference the information on its website into this annual report. In 2021 the Nominating Committee met three times with an overall attendance rate of 100%.

Risk Oversight

The Board of Directors is responsible for overseeing Arrival’s risk management process. Arrival’s Board of Directors focuses on its general risk management strategy, the most significant risks facing Arrival, and oversees the implementation of risk mitigation strategies by management. Arrival’s audit committee is also responsible for discussing its policies with respect to risk assessment and risk management. The Board of Directors believes its administration of its risk oversight function has not negatively affected its leadership structure.

Code of Ethics

Arrival’s Board of Directors has adopted a Code of Ethics applicable to its directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on Arrival’s website. In addition, Arrival intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to Arrival’s website address in this annual report does not include or incorporate by reference the information on its website into this annual report.

D. Employees

As of March 2022, Arrival had 2,695 full-time employees based primarily in the United Kingdom 1,571, Europe and Rest of World 996 and the United States 128. Over 75% of Arrival’s employees are engaged in research and development and related functions. Arrival anticipates employee growth as it approaches commercialization. Arrival’s targeted employees to hire typically have significant experience working for well-respected OEMs, automotive engineering firms and software and robotics companies. To date, Arrival has not experienced any work stoppages and considers its relationship with its employees to be in good standing. None of Arrival’s employees are either represented by a labor union or subject to a collective bargaining agreement.

E. Share Ownership

The following table shows the beneficial ownership of Ordinary Shares as of April 22, 2022 by:

•each of Arrival’s directors and executive officers; and
•all of Arrival’s directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of March 31, 2022 through the exercise of any option, warrant or any other right.

Arrival has based percentage ownership on 638,278,171 Ordinary Shares outstanding as of April 22, 2022.

Unless otherwise noted, the business address of each beneficial owner is c/o Arrival, 60a rue des Bruyeres, L-1274 Howald, Grand-Duchy of Luxembourg.

Name of Beneficial Owner	Number	Percentage(1)
Executive Officers and Directors:
Denis Sverdlov(2)	850,042	*
John Wozniak	—	*
Avinash Rugoobur	527,184	*
Michael Ableson	267,895	*
Daniel Chin	174,667	*
Tim Holbrow	110,176	*
Tawni Nazario-Cranz	5,000	*
F. Peter Cuneo	1,195,870	*
Alain Kinsch	32,000	*
Kristen O’Hara	35,000	*
Yunseong Hwang	—	*
Rexford J. Tibbens	5,000	*
All directors and executive officers as a group ([11][12] individuals)	3,202,834	*

Notes:
* Less than one percent of outstanding Ordinary Shares.
(1) Percentages are based on 638,278,171 Ordinary Shares outstanding as of April 22, 2022 following the consummation of the Business Combination.
(2) Represents Ordinary Shares and options to purchase Ordinary Shares that are immediately exercisable. Does not include Ordinary Shares held by Kinetik S.à r.l. Mr. Sverdlov is the founder of Kinetik S.à r.l. Kinetik S.à r.l. is owned by The Kinetik Trust, of which Mr. Sverdlov is a beneficiary. Mr. Sverdlov disclaims beneficial interest of such shares.

As described above, there are three sets of arrangements for involving Arrival’s employees in the capital of the Company: (i) the 2021 Plan, (ii) the SOP 2020 and (ii) the RSP 2020. For further information, see – B. Compensation of Executive Officers and Directors – Executive Compensation above.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares by each person known by Arrival to be a beneficial owner of more than 5% of the Ordinary Shares. The voting rights of Arrival’s major shareholders are the same as the voting rights of holders of its Ordinary Shares who are not its major shareholders. As of April 22, 2022, 165,758,989 of the Ordinary Shares were held by 17 record holders in the United States.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the Ordinary Shares issuable pursuant to options and warrants that are exercisable or settled within 60 days of March 31, 2022. Ordinary Shares issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options and warrants but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. Arrival has based percentage ownership on 638,278,171 Ordinary Shares outstanding as of April 22, 2022.

Name of Beneficial Owner	Number	Percentage(1)
Five Percent or More Holders:
Kinetik S.à r.l.(2)	461,275,382	72.27%

Notes:
* Less than one percent of outstanding Ordinary Shares.
(1) Percentages are based on 638,278,171 Ordinary Shares outstanding as of April 22, 2022.
(2) Based on a Schedule 13D/A filed on June 7, 2021. The trustee of The Kinetik Trust, The Kinetik Foundation, may be deemed to have voting and dispositive power of the Ordinary Shares held by Kinetik S.à r.l. Voting and investment decisions are made on behalf of The Kinetik Foundation by a council of three members, none of whom have individual or investment power with respect to such shares

On March 24, 2021, immediately following the consummation of the Business Combination, Kinetik S.à r.l. beneficially owned 463,275,682 Ordinary Shares, amounting to 79.16% of the total Ordinary Shares outstanding as of that date. As of December 31, 2021, Kinetik S.à r.l. owned 72.75% of the total Ordinary Shares outstanding.

Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of Arrival’s ordinary shares during the three years ended December 31, 2021.

As of December 31, 2021, Hyundai Motor Company and Kia Corporation (collectively "Hyundai) held 2.57% in Arrival. Despite the fact that the shareholding of Hyundai is not significant, Arrival identifies Hyundai as a shareholder with significant influence as Hyundai has an employee of the company appointed to the Board of Arrival, Mr. Yunseong Hwang.

B. Related Party Transactions

Policies and Procedures for Related Person Transactions

Arrival maintains a related party transaction policy, which requires that any material transaction between Arrival and any related party, including its directors and senior management as well as their family members, be reviewed and approved by the audit committee to ensure that the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

Transactions

Arrival’s related parties include its ultimate parent company Kinetik S.à r.l., key management personnel and any subsidiaries or entities under significant influence of Kinetik S.à r.l.

During the year ended December 31, 2021, Arrival paid € 0.8 million to Hyundai Mobis and received €0.5 million and € 0.8 million from transactions with Hyundai Kia and Charge Cars Ltd, respectively. The transactions relate mainly to designed and development services provided by Hyundai and Arrival as part of the development programs and collaboration that is in place between the companies.

Arrival also entered into transactions with key management personnel amount to €2.1 million in wages and €1.5 million in social contributions, €12.5 million in bonus and other earnings and €0.4 million of SOP expense.

Related Party Loans

In October 2020, Arrival provided loans to Tim Holbrow, Avinash Rugoobur, Mike Albeson and Daniel Chin in an aggregate amount of €6.1 million. On March 18, 2021, Tim Holbrow, Avinash Rugoobur, Mike Ableson and Daniel Chin each received a one-off bonus which was used to repay these outstanding loans in full. The total amount of bonus, including taxes, amounted to €12.6 million. The loans have been granted to individuals in connection with the RSP 2020 scheme. The loans granted to Tim Holbrow, Avinash Rugoobur and Daniel Chin were interest-free loans having a one year maturity. The loan to Mike Ableson bears interest of 1.12% and had maturity also of ten years.

Arrival has granted 50,000 restricted stock units to the directors Tawni Nazario-Cranz, F. Peter Cuneo, Alain Kinsch, Kristen O’Hara and Rexford J. Tibbens of which 25,000 restricted stock units remain outstanding and eligible to vest on a semi-annual basis from September 24, 2022 until March 24, 2023.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see Item 18 below.

Legal Proceedings

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business.

On December 22, 2021, plaintiffs Bruce Schmutter and Dean Samet, purported Arrival stockholders, filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the U.S. District Court for the Southern District of New York captioned Schmutter, et al. v. Arrival S.A., et al. (1:21-11016-NRB). Plaintiffs asserted claims on behalf of all persons and entities that purchased or otherwise acquired Arrival common stock between November 18, 2020 and November 19, 2021 under Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleged that defendants made false and/or misleading statements or omissions concerning Arrival’s operations, financial performance, and future growth prospects and profitability. On March 7, 2022, plaintiffs filed a notice of voluntary dismissal of the Schmutter action.

On January 11, 2022, plaintiff Miguel Sanchez filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the United States District Court for the Eastern District of New York captioned Sanchez v. Arrival S.A., et al. (1:22-cv-00172) asserting substantially the same claims and allegations as those asserted in the Schmutter complaint. On February 22, 2022, a number of purported Arrival shareholders filed motions for appointment as lead plaintiff in the Sanchez action. On April 15, 2022, the court appointed Mostaco Corp. as lead plaintiff in that action.

On April 8, 2022, another purported Arrival shareholder, Alexandre Lioubinine, filed a putative class action complaint in the Supreme Court of the State of New York captioned Lioubinine v. Arrival, et. al. (651783/2022). The complaint asserts claims against Arrival and certain of its executives and members of the board of directors under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint alleges that Arrival’s Registration Statement on Form F-4 filed with the SEC on December 15, 2020, as amended on January 21, February 16, and February 25, 2021, and declared effective on February 26, 2021 (the “Registration Statement”) contained material misstatements and omissions concerning the Company’s operations, financial performance, and future growth prospects and profitability. Lioubinine purports to assert his claims on behalf of all persons and entities who purchased or otherwise acquired Arrival ordinary shares pursuant or traceable to the Registration Statement.

As the cases are still in their early stages, it is not possible to determine the likelihood of success on the merits or any potential liability. Arrival intends to vigorously defend the actions.

Dividend Policy

At least 5% of Arrival's annual net profits must each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Arrival. The general meeting of shareholders must resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, are disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Board of Directors may resolve that Arrival pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Amended and Restated Articles of Association. The Board of Directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Amended and Restated Articles of Association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Arrival’s accounts.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9: THE OFFER AND LISTING

Arrival’s Ordinary Shares are currently listed for trading on Nasdaq under the symbol “ARVL”.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of Arrival’s Amended and Restated Articles of Association has been previously filed by Arrival with the SEC, and is incorporated by reference into this annual report. The information called for by this Item 10B: Additional Information - Memorandum and Articles of Association has been reported previously in Arrival’s Registration Statement on Form F-4, filed with the SEC on February 25, 2021 (the “Registration Statement”), under the heading “Description of Holdco’s Securities,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by the Amended and Restated Articles of Association.

C. Material Contracts

Each material contract to which Arrival has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to this annual report and is summarized elsewhere herein.

D. Exchange Controls

Arrival is not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by Arrival’s affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of its securities.

E. Taxation

Luxembourg

Income Taxation

The following is a general description of certain Luxembourg tax considerations relating to Arrival and the holders of Ordinary Shares. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares. Holders of Arrival’s securities should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The comments below are intended as a basic overview of certain tax consequences in relation to Arrival and the purchase, ownership and disposition of Ordinary Shares under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Withholding taxation

Any dividend distributed by Arrival to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares are connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares, or realize capital gains on the sale of any Ordinary Shares, unless they sell a participation of more than 10% in Arrival within 6 months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares sold or redeemed.

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

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares held by a corporate holder, unless: (a) such holder is a Luxembourg resident other than a holder governed by: (i) the laws of 17 December 2010 and 13 February 2007 on undertakings for collective investment; (ii) the law of 22 March 2004 on securitization; (iii) the law of 15 June 2004 on the investment company in risk capital; (iv) the law of 11 May 2007 on family estate management companies; or (v) the law of 23 July 2016 on reserved alternative investment funds or (b) such Ordinary Shares are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

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

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by Noteholders in connection with the issue of the Ordinary Shares, nor will any of these taxes be payable as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares, unless the documents relating to the Ordinary Shares are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares or in respect of the payment under the Ordinary Shares or the transfer of the Ordinary Shares. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to Arrival if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares are included in his taxable estate for inheritance tax assessment purposes.

U.S. Federal Income Taxation

The following is a discussion of material U.S. federal income tax considerations to U.S. holders (as defined below) relating to the ownership and disposition of the Ordinary Shares as of the date hereof. The discussion below only applies to beneficial owners of Ordinary Shares held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to beneficial owners of Ordinary Shares in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or beneficial owners of Ordinary Shares who are subject to special rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•government agencies or instrumentalities thereof;
•regulated investment companies and real estate investment trusts;
•expatriates or former residents of the United States;
•persons that acquired the Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•dealers or certain electing traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares;
•persons holding the Ordinary Shares as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
•persons whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•controlled foreign corporations or PFICs;
•persons required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares as a result of such income being recognized on an applicable financial statement;
•persons actually or constructively owning 10% or more of the Ordinary Shares; or
•tax-exempt entities.

If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. Partners of partnerships or other pass-through entities holding Ordinary Shares should consult their tax advisors regarding the tax consequences of the ownership and disposition of the Ordinary Shares.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES. EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

This discussion applies to you if you are a U.S. holder. For purposes of this discussion, a “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Ownership and Disposition of Ordinary Shares if Arrival Is Not a PFIC

If Arrival is not a PFIC at all times during the period a U.S. holder held, or is considered to have held, the Ordinary Shares, such U.S. holder will not be subject to the PFIC rules described under ““—Passive Foreign Investment Company Rules”. Instead, such U.S. holder will be subject to the following rules.

Distributions on Ordinary Shares

The gross amount of any distribution on Ordinary Shares that is made out of Arrival’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Arrival’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied.

For these purposes, a non-U.S. corporation (other than one that is or in the preceding year was a PFIC) generally will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that Arrival will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Arrival’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Arrival will not constitute a qualified foreign corporation for purposes of these rules if it is treated as a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Arrival may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares generally will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Ordinary Shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares generally will be treated as U.S. source gain or loss.

It is possible that Luxembourg may impose an income tax upon sale of Ordinary Shares, in the event a U.S. holder sells a participation of more than 10% in Arrival within 6 months of its acquisition. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Luxembourg income tax imposed upon capital gains in respect of Ordinary Shares may not be currently creditable unless a U.S. holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. holders should consult their tax advisors regarding the application of Luxembourg taxes to a disposition of Ordinary Shares and their ability to credit a Luxembourg tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if Arrival is treated as a PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. If a foreign corporation qualifies as a PFIC, then with respect to any shareholder who holds its Ordinary Shares during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of Arrival’s income and assets, including goodwill, and the fact that Arrival is not yet producing revenue from its active operations, Arrival may be classified as a PFIC in the current taxable year or in the foreseeable future. A formal determination as to whether Arrival will or will not be treated as a PFIC for the current taxable year or in the foreseeable future, however, has not been, and will not be, completed. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Arrival is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of Arrival. Further, because Arrival may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, Arrival may be classified as a PFIC for its current taxable year as a result of interest income that Arrival earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Arrival is a PFIC for the current taxable year or in a future year.

If Arrival is classified as a PFIC in any year with respect to which a U.S. holder holds Ordinary Shares, Arrival generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder holds Ordinary Shares, regardless of whether Arrival continues to meet the tests described above.

If Arrival is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to

U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a QEF election or a mark-to-market election, as described below, such U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its Ordinary Shares, and (ii) any “excess distribution” it receives on its Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

•the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held its Ordinary Shares;
•the amount allocated to the current taxable year, will be treated as ordinary income; and
•the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of the U.S. holder’s Ordinary Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on Ordinary Shares will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders should not expect that they will receive cash distributions from Arrival sufficient to cover any U.S. tax liability with respect to such QEF income inclusions.

A timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares as capital gain; (ii) treat its share of Arrival’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of a PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to Arrival’s shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed Arrival’s net profits.

A U.S. holder’s tax basis in Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. U.S. holders should consult their tax advisors as to the manner in which QEF income inclusions affect their allocable share of the Arrival’s income and their basis in their Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from Arrival. If Arrival determines that it is a PFIC for any taxable year, Arrival will endeavor to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that Arrival will timely provide such information. There is also no assurance that Arrival will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if Arrival holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which Arrival holds an interest will not qualify as a PFIC, or that a PFIC in which Arrival holds an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if Arrival does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for this purpose, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, U.S. holders would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. U.S. holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Arrival) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. Arrival advises U.S. holders to consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning Arrival that are referred to herein may be inspected at Arrival’s principal executive offices at: 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg. Those documents, which include Arrival’s registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investors section of Arrival’s website at www.arrival.com or from the SEC’s website at www.sec.gov. Arrival does not incorporate the information contained on, or accessible through, its website into this annual report, and you should not consider it a part of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Arrival is exposed to a variety of market and other risks, including the effects of changes in interest rates and inflation, as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

Arrival holds cash and cash equivalents for working capital purposes. As of December 31, 2021, Arrival had cash and cash equivalents of €795.9 million, consisting primarily of operating and savings accounts which are not affected by changes in the general level of interest rates. In addition, Arrival has issued convertible notes as of November 23, 2021 amounted to EUR 284.4 million. These notes bear a fix interest rate of 3.5% per annum and are not affected by changes in the interest rates.

Inflation Risk

Arrival does not believe that inflation has had a material effect on its business. Arrival anticipates that the current inflationary environment will impact its business through increased raw material and input costs. Arrival does not believe that inflation will impact Arrival's ability to start production within anticipated timelines due to initial volume expectations. However, if inflation persists it could have a negative impact on the cost of Arrival's vehicles or result in price increases to Arrival's customers.

Foreign Currency Risk

Arrival's functional currency changed at the end of November 2021 from EUR to USD. While certain of Arrival’s current and future operational subsidiaries are expected to have functional currencies in British pound sterling, Russian Rubles, EUR and other currencies reflecting their primary economic environment. Once Arrival commences commercial operations, it expects to have an increased exposure to both currency transaction and translation risk. In addition, Arrival expects that certain of its subsidiaries will have functional currencies other than USD, meaning that such subsidiaries’ results of operations will be periodically translated into USD in Arrival’s consolidated financial statements, which may result in income and earnings volatility from period to period in response to exchange rates fluctuations.

For the year ended December 31, 2021, the fluctuation of foreign exchange rates resulted in a net foreign exchange gain amounting to €3.4 million which was recognized within finance income (2020: net foreign exchange loss of €0.6 million recognized within finance costs).

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Description of Securities Registered under Section 12 of the Exchange Act

The following is a summary of the material terms of Arrival’s securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). Arrival’s ordinary shares, with a nominal value of €0.10 (the “Ordinary Shares”) are the only type and class of securities of Arrival that are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2021. Arrival is a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg.

Type and Class of Securities

The Ordinary Shares are currently listed for trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ARVL”. The Ordinary Shares are issued in registered form and are freely transferrable, subject to any contractual restrictions or restrictions on transfer under applicable securities laws of any jurisdiction to which the Ordinary Shares are subject. Arrival’s authorized share capital consists of 2,700,000,000 Ordinary Shares, of which 657,661,077 Ordinary Shares were issued and outstanding as of December 31, 2021.

Rights of Ordinary Shares

The following description of Arrival’s share capital and provisions of its articles of association are summaries and are qualified in their entirety by reference to the full text of Arrival’s Amended and Restated Articles of Association, which has been previously filed by Arrival with the SEC, and is incorporated by reference into this annual report.

Share Issuances

Pursuant to Luxembourg law, the issuance of the Ordinary Shares requires approval by the general meeting of shareholders subject to necessary quorum and majority requirements. The general meeting of shareholders may approve an authorized capital and authorize the board of directors to increase the issued share capital in one or several tranches with or without share premium, against payment in cash or in kind, by conversion of claims on Arrival or in any other manner for any reason whatsoever including (ii) issue subscription and/or conversion rights in relation to new shares or instruments within the limits of the authorized capital under the terms and conditions of warrants (which may be separate or linked to shares, bonds, notes or similar instruments issued by Arrival), convertible bonds, notes or similar instruments; (iii) determine the place and date of the issue or successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares and instruments and (iv) remove or limit the statutory preferential subscription right of the shareholders in case of issue against payment in cash or shares, warrants (which may be separate or attached to shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments up to the maximum amount of such authorized capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations, “RESA”). The general meeting may amend, renew, or extend such authorized capital and such authorization to the board of directors to issue Ordinary Shares.

In addition, the general meeting of shareholders may authorize the board of directors to make an allotment of existing or newly issued Ordinary Shares without consideration to (a) employees of Arrival or certain categories amongst those; (b) employees of companies or economic interest grouping in which Arrival holds directly or indirectly at least fifty per cent (50%) of the share capital or voting rights; (c) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of Arrival; (d) members of the corporate bodies of Arrival or of the companies or economic interest grouping listed in point (b) to (c) above or certain categories amongst those, for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg RESA.

Arrival recognizes only one (1) holder per Ordinary Share. If an Ordinary Share is owned by several persons, they shall appoint a single representative who shall represent them in respect of Arrival. Arrival has the right to suspend the exercise of all rights attached to that Ordinary Share, except for relevant information rights, until such representative has been appointed.

The board of directors resolves on the issuance of Ordinary Shares out of the authorized capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in Arrival’s Amended and Restated Articles of Association and applicable law. The board of directors also resolves on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new Ordinary Shares exceeds the limits of Arrival’s authorized share capital, the board of directors must then convene the shareholders for an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending Arrival’s Amended and Restated Articles of Association. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders for an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preemptive Rights

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of Ordinary Shares for cash consideration. However, Arrival’s shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of Ordinary Shares within the scope of Arrival’s authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such Ordinary Shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per Ordinary Share. The Ordinary Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

Arrival cannot subscribe for its own Ordinary Shares. Arrival may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for its account, subject to the following conditions:

a.prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:
i.the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;
ii.the duration of the period for which the authorization is given, which may not exceed five years; and
iii.in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of Ordinary Shares acquired by either Arrival, or by a person acting in his or her own name on Arrival’s behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;
b.only fully paid-up Ordinary Shares may be repurchased;
c.the voting and dividend rights attached to the repurchased Ordinary Shares will be suspended as long as the repurchased ordinary shares are held by Arrival; and the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, Arrival may repurchase Ordinary Shares on Nasdaq without an acquisition offer having to be made to Arrival’s shareholders.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell Arrival’s ordinary shares under the conditions set forth in article 430-15 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Law”). Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be determined by the board of directors or its delegate shall represent not more than the fair market value of such ordinary share.

In addition, pursuant to Luxembourg law, Arrival may directly or indirectly repurchase Ordinary Shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to Arrival, or if the acquisition of Ordinary Shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law.

Voting rights

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor Arrival’s Amended and Restated Articles of Association contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Meetings

Ordinary General Meeting

At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) Arrival’s dissolution and liquidation, (v) any and all amendments to Arrival’s Amended and Restated Articles of Association and (vi) change of nationality. Pursuant to Arrival’s Amended and Restated Articles of Association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of Arrival ’s issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which 1915 Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

Annual Shareholders Meetings

An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within 6 months of the end of the preceding financial year, except for the first annual general meeting of shareholders which may be held within 18 months from incorporation.

Dividends

From the annual net profits of Arrival, at least 5% each year shall be allocated to the reserve required by applicable laws (the “Legal Reserve”). The allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Arrival. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The board of directors may resolve that Arrival pays out an interim dividend to shareholders, subject to the conditions of article 461-3 of the 1915 Law and Arrival’s Amended and Restated Articles of Association. The board of directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Arrival’s Amended and Restated Articles of Association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Arrival’s accounts.

Part II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

On November 23, 2021, Arrival closed Follow-on Offering of 37,229,736 Ordinary Shares, including the full exercise by the underwriters of their option to purchase an additional 4,856,052 Ordinary Shares. The Follow-on Offering launched on November 18, 2021 pursuant to Arrival’s Registration Statement on Form F-1 (File No. 333-261136), which was declared effective by the SEC on that date.

As part of the Follow-on Offering, Arrival registered and offered a total of 37,229,736 Ordinary Shares to the public, all of which were sold. The public offering price of the Ordinary Shares was $9.50 per share, at an aggregate offering price of approximately $353.7 million. The net proceeds to Arrival from the Follow-on Offering were approximately US$337.8 million, after estimated underwriting discounts and commissions but before deducting estimated offering expenses. Estimated offering expenses amounted to €15.9 million in payments to other advisers and agents in relation to the Follow-on Offering, resulting in net proceeds of €313.6 million.

Arrival used the net proceeds from the Follow-on Offering for general corporate purposes.

Goldman Sachs International, J.P. Morgan Securities LLC, Barclays Capital Inc. and Cowen and Company, LLC acted as underwriters of the Follow-on Offering.

Item 15: Controls and Procedures

(a) Disclosure Controls and Procedures

Arrivals’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2021. Based on such evaluation, the Chief Executive and Chief Financial Officer has concluded that, as of December 31, 2021, these disclosure controls and procedures were not effective as set forth below.

(b) Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15 under the Exchange Act. The Company's internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

As of December 31, 2021, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the material weaknesses described below existed as of December 31, 2021. As a result, management, under the supervision of Arrival’s Chief Executive Officer and Chief Financial Officer, has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria described above.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Arrival’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. These material weaknesses include:

•The failure to design and maintain an effective control environment commensurate with Arrival’s financial reporting requirements.
•The failure to have formal policies and procedures that defined Arrival’s personnel’s internal control responsibilities.
•The lack of enough professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record, and disclose accounting matters timely and accurately, resulting in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and demonstrated by, amongst other things, insufficient segregation of duties in Arrival’s finance and accounting functions.
•The failure to conduct an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks in certain business processes.
•The failure to effectively design and maintain controls in response to the risks of a material misstatement in Arrival’s financial reporting, over all business processes such as intangible asset capitalization, payroll including share based payments, income taxes, inventories and financial reporting close process.
•The failure to design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including review controls and effective controls over the use of spreadsheets.
•The failure to design and maintain effective controls over information technology (IT) general controls for all information systems including those outsourced to third party vendors that are relevant to the preparation of our financial statements. Specifically, program change management, user access, monitoring and program development controls, including those related tor segregation of duties were ineffective. As a result, automated controls and manual controls dependent upon the completeness and accuracy of information derived from these IT systems were also rendered ineffective.

These material weaknesses resulted in material misstatements that were corrected prior to the issuance of the Arrival's consolidated financial statements for the year ended December 31, 2021. Additionally, these material weaknesses could result in a misstatement of substantially all Arrival’s accounts or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected in light of the material weakness in internal control over financial reporting, Arrival performed additional analysis and procedures to ensure that Arrival’s consolidated financial statements included in this annual report was prepared in accordance with IFRS as issued by IASB. Following such additional analysis and procedures and notwithstanding the identified material weaknesses, management including Arrival’s Chief Financial Officer and Chief Executive Officer have concluded that Arrival’s consolidated financial statements, present fairly in all material respects, its financial position, results of operations, cash flows for the periods presented in this annual report in conformity with IFRS as issued by IASB.

Arrival’s independent registered public accounting firm, KPMG LLP (Auditor ID 1118), who audited the consolidated financial statements included in this annual report, has expressed an adverse report on the effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report is included elsewhere in this annual report.

Management has developed and is in the process of implementing Arrival’s remediation plan and it includes the following:

•Hiring additional accounting and IT personnel, including a new chief accounting officer, to bolster its technical reporting, transactional accounting and IT capabilities.
•Designing and implementing controls to formalize roles and review responsibilities to align with its team’s skills and experience and designing and implementing formal controls over segregation of duties.
•Designing and implementing procedures to identify and evaluate changes in its business and the impact on its internal controls.
•Designing and implementing formal processes, policies and procedures supporting its financial close process, including review controls.
•Designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

While Arrival believes these efforts should remediate the material weaknesses, it may not be able to complete its evaluation, testing or any required remediation in a timely fashion, or at all. Arrival cannot assure you that the measures it has taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to its material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The effectiveness of Arrival’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If Arrival is unable to remediate the material weakness, its ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the U.S. Securities and Exchange Commission (the “SEC”) could be adversely affected which, in turn, may adversely affect its reputation and business and the market price of its Ordinary Shares. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of Arrival’s securities and harm to its reputation and financial condition, or diversion of financial and management resources from the operation of its business.

(c) Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Arrival:

Opinion on Internal Control Over Financial Reporting

We have audited Arrival’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or (loss) and comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2021and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to an ineffective control environment, insufficient policies and procedures that defined personnel’s internal control responsibilities, insufficient personnel, ineffective risk assessment, management’s failure to effectively design and maintain controls in response to risks of material misstatement, management’s failure to design and maintain formal accounting policies and procedures and ineffective IT general controls have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
London, United Kingdom
April 27, 2022

(d) Changes in internal control over financial reporting

There have been no changes in Arrival’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Kinsch qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F, and that he is also “independent,” as defined in Rule 10A-3 under the Exchange Act and applicable Nasdaq standards. For more information about Mr. Kinsch, see Item 6.A. Directors, Senior Management and Employees.

ITEM 16B. CODE OF ETHICS

Arrival has adopted a Code of Business Conduct and Ethics that applies to all employees and a Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer and Chief Financial Officer. The Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers are located on Arrival’s website at www.arrival.com under “Investors – Corporate Governance – Governance Documents”.

Arrival intends to provide disclosure of any amendments to, or waivers of, its Code of Business Conduct and Ethics and Ethics and Code of Ethics for Senior Financial Officers on its website within five business days following the date of the amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as Arrival’s independent auditor for the years ended December 31, 2021 and 2020. The table below sets out the total amount billed to Arrival by KPMG for services performed for the years ended December 31, 2021 and 2020, in thousands of euros, and breaks down these amounts by category of service:

in thousands of euro	2021	2020
Audit Fees	4,153	1,266
Tax Fees	—	43
All Other Fees	—	229

Audit Fees

Audit fees are related to the audit of Arrival’s consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. The audit fees for 2021 include additional fees incurred in conjunction with Arrival’s IPO, debt offering, first time audit of internal control over financial reporting for the year ended December 31, 2021. For 2020 the fees include consent letters provided for inclusion of audited financial statements in its Registration Statement on Form F-4.

Audit-Related Fees

Audit-related fees are assurance and service related fees from KPMG that are reasonably related to the performance of the audit or review of Arrival’s consolidated financial statements and are not reported under audit-fees.

Tax Fees
Tax fees are related to tax compliance and other tax related services. Since October 2020, KPMG has not been engaged to provide tax services to Arrival.

All Other Fees

Other fees are related to other non-audit assurance services.

Pre-Approval Policies and Procedures

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by Arrival’s auditors.

All services provided by Arrival’s auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average Price Paid per share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
March 25, 2021 to March 31, 20021	—	—	—	—
April 1, 2021 to April 30, 2021	—	—	—	—
May 1, 2021 to May 31, 2021	—	—	—	—
June 1, 2021 to June 30, 2021	24,559	6.108	—	—
July 1, 2021 to July 31, 2021	—	—	—	—
August 1, 2021 to August 31, 2021	—	—	—	—
September 1, 2021 to September 30, 2021	—	—	—	—
October 1, 2021, to October 31, 2021	141,896	6.108	—	—
November 1, 2021 to November 30, 2021	—	—	—	—
December 1, 2021 to December 31, 2021	—	—	—	—

During the year and as disclosed in the table above, Arrival has repurchased 0.2 million of its own shares from employees of Arrival. The repurchase occur based on the terms and conditions of the RSP 2020 plan. Employees that have acquired Arrival shares under the RSP 2020 plan, are restricted from transferring or selling the shares until the restriction conditions are met (please refer to note 23 of the consolidated financial statements).

Arrival is required to purchase back the shares that have not yet met the conditions which will lift the restrictions, from any employee that leaves Arrival at the lower of fair value and the strike price (EUR 6.108) of these shares. The repurchases of shares in June and October were made pursuant to this requirement from employees that have left Arrival.

ITEM 16F. CHANGE IN REGISTRANTS’ CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Arrival follows the corporate governance requirements of the Nasdaq Listing Rules applicable to U.S. domestic registrants, except that it follows Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the Amended and Restated Articles of Association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under the Amended and Restated Articles of Association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of its issued share capital unless otherwise mandatorily required by law.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Arrival

Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
with the report of the Independent Registered Public
Accounting Firm

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Arrival:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Arrival and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (‘’IFRS’’) as issued by the International Accounting Standards Board (‘’IASB’’).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission, and our report dated April 27, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Capitalization of development costs

As discussed in Note 7 to the consolidated financial statements, the Company has capitalised EUR 190,899 thousand of development costs to internally generated intangible assets during the year ended December 31, 2021. As discussed in Note 3, these costs relate to the development of integrated technology and prototypes for Arrival’s Electric Vehicles including costs incurred towards the testing of the vehicles. As of the balance sheet date these assets were still in the development stage. A material weakness was identified and included in management’s assessment, which impacted the capitalisation of development costs process.

We identified the capitalisation of development costs as a critical audit matter. Subjective auditor judgment was required to evaluate the key judgements, specifically the technical feasibility of the projects capitalised and ability to generate future economic benefits from the intangible assets. Challenging auditor judgement was also required to evaluate the sufficiency of evidence obtained related to expenditures being directly attributable to the intangible assets under development due to the material weakness noted above.
The following are the primary procedures we performed to address this critical audit matter:
a.We applied auditor judgment to determine the nature and extent of audit procedures to be performed over the existence and accuracy of the costs capitalised.
b.For a sample of materials and services costs capitalised we evaluated if those costs fulfill the criteria for capitalisation by inspecting the underlying documentation, such as purchase orders, invoices and delivery notes, and inquiring of project managers about the rationale for procurement of the materials and services and if they are attributable to the projects capitalised.
c.To evaluate the technical feasibility of the projects capitalised we assessed the status and progression of the integrated technology and prototypes through discussion with management and the project managers and the nature of the design and engineering activities by inspecting internal and external supporting information.
d.We agreed a sample of employee costs to the underlying payroll records and made inquiries of the project managers to determine that the employees’ time was directly attributable to the specific project where the costs have been allocated.
e.We evaluated the ability to generate future economic benefits from the intangible assets by inspecting the Company’s business plan, industry reports, cash flow projections including revenue projections, and minutes of the meetings of the board of directors.
f.We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of such evidence and related audit procedures.

Accounting for the merger with CIIG Merger Corp.

As discussed in Note 1 and 3 to the consolidated financial statements, the Company completed its merger with CIIG Merger Corp (the Merger) on March 24, 2021. As discussed in Note 22 and Note 16, as a result of the Merger the Company recorded a listing expense of EUR 1,005,711 thousand and a warrant liability in respect of private warrants of EUR 67,603 thousand.

We identified the accounting for the Merger as a critical audit matter. The Merger was a complex transaction and challenging auditor judgement was required to evaluate management’s determination related to the accounting and presentation of the merger transaction, including the terms of the merger agreement and the classification of these instruments as a financial liability post-merger. Subjective auditor judgment was also required to evaluate the key assumptions used in determining the fair value of the private warrants, specifically the expected share price volatility and discount for lack of marketability (DLOM).

The following are the primary procedures we performed to address this critical audit matter:
-Evaluated the appropriateness of the accounting and presentation of the Merger, including classification of the warrants as a financial liability post-merger, by inspecting key terms of the merger and warrant agreements and assessing these against the relevant accounting guidance.
-We involved valuation professionals with specialised skills and knowledge, who assisted in evaluating the expected share price volatility and DLOM used in determining the fair value of the private warrants, by comparing them against independently developed ranges of estimates using publicly available market data.

Recoverability of employee loans

As discussed in Note 3 and Note 9 to the consolidated financial statements, the company issued loans to its employees in October 2020 to finance their purchase of restricted stock units (RSUs). These loans were issued on a full-recourse basis. The carrying value of the outstanding loans as of the balance sheet date was EUR 19,099 thousand after recording an impairment of EUR 11,086 thousand under the expected credit loss model in accordance with IFRS 9, financial instruments.
We identified the recoverability of employee loans as a critical audit matter. Subjective auditors' judgment and specialised skills and knowledge were required in assessing the key assumptions and judgments, specifically the expected volatility of the share price and use of OECD data for the annual estimated savings of the employees.
The following are the primary procedures we performed to address this critical audit matter.
a.We involved valuation professionals with specialised skills and knowledge, who assisted in:
i.evaluating the expected volatility of the share price by comparing it against an independent range of estimates developed using publicly available market data for comparable companies

ii.evaluating management’s use of OECD data for the annual estimated savings of the employees by comparing it against acceptable market practice.

/s/KPMG LLP

We have served as the Company’s auditor since 2020.

London, United Kingdom
April 27, 2022

Arrival
Consolidated statement of profit or (loss)
For the years ended December 31, 2021, 2020 and 2019

In thousands of euro	Note	2021	2020	2019

Continuing Operations
Administrative expenses	20C	(144,541)	(75,133)	(31,392)
Research and development expenses	20C	(48,239)	(17,947)	(11,149)
Impairment expense	20C	(20,718)	(391)	(4,972)
Listing expense	22	(1,005,711)	—	—
Other income	20A	1,548	2,362	2,583
Other expenses	20B	—	(6,853)	(6,911)
Operating loss		(1,217,661)	(97,962)	(51,841)
Finance income	21	148,057	2,703	51
Finance cost	21	(27,620)	(5,758)	(3,235)
Net finance income/(expense)		120,437	(3,055)	(3,184)
Loss before tax		(1,097,224)	(101,017)	(55,025)
Tax (expense)/income	17A	(6,351)	17,802	6,929
Loss for the year		(1,103,575)	(83,215)	(48,096)
Attributable to:
Owners of the Company		(1,103,575)	(83,215)	(48,096)
Earnings per share (presented in euro)	14
Basic and diluted earnings per share		(1.92)	(0.15)	(0.09)

Consolidated Statement of other comprehensive (loss)/income

Loss for the year		(1,103,575)	(83,215)	(48,096)
Items that may be reclassified subsequently to the consolidated statement of profit or (loss)
Exchange differences on translating foreign operations	13B	28,970	(7,757)	4,894
Total other comprehensive (loss)/income		28,970	(7,757)	4,894
Total comprehensive loss for the year		(1,074,605)	(90,972)	(43,202)
Attributable to:
Owners of the Company		(1,074,605)	(90,972)	(43,202)
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated statement of financial position
As at December 31, 2021 and 2020

In thousands of euro	Note	2021	2020
ASSETS
Non-Current Assets
Property, plant and equipment	6	240,018	112,719
Intangible assets and goodwill	7	366,446	171,726
Deferred tax asset	17B	1,921	1,134
Prepayments	10	20,664	—
Trade and other receivables	9A	36,156	10,786
Total Non-Current Assets		665,205	296,365
Current Assets
Inventory	11	20,305	11,820
Loans to executives	24	—	4,244
Trade and other receivables	9B	40,024	51,424
Prepayments	10	42,522	18,956
Cash and cash equivalents	12	795,863	67,080
Total Current Assets		898,714	153,524
TOTAL ASSETS		1,563,919	449,889
EQUITY AND LIABILITIES
Capital and reserves
Share capital	13A	65,766	239,103
Share premium	13A	5,190,859	288,539
Other reserves	13B	(2,811,275)	51,425
Accumulated deficit		(1,362,331)	(258,756)
Total Equity		1,083,019	320,311
Non-Current Liabilities
Deferred tax liability	17B	6,596	2,750
Warrants	16	3,191	—
Loans and borrowings	15	399,012	87,907
Total Non-Current Liabilities		408,799	90,657
Current Liabilities
Current tax liabilities		318	501
Loans and borrowings	15	12,600	4,255
Trade and other payables	18	59,183	34,165
Total Current Liabilities		72,101	38,921
TOTAL EQUITY AND LIABILITIES		1,563,919	449,889
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated statement of changes in equity
For the years ended December 31, 2021, 2020 and 2019

In thousands of euro	Note	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Balance at January 1, 2021		239,103	288,539	(258,756)	51,425	320,311
Loss for the year		—	—	(1,103,575)	—	(1,103,575)
Other comprehensive income		—	—	—	28,970	28,970
		239,103	288,539	(1,362,331)	80,395	(754,294)
Transactions with shareholders
Issuance of share capital as consideration for the merger with CIIG	13vii	7,232	602,413	—	737,264	1,346,909
Adjustment of shareholding transfered from Arrival Luxembourg S.à r.l. to Arrival	13v, 13vi	(185,719)	3,888,593	—	(3,702,874)	—
Issuance of ordinary shares, net of transaction cost	13ix	3,723	293,967	—	—	297,690
Initial share capital of Arrival	13iv	30	—	—	—	30
Reduction of capital of Arrival	13iv	(30)	—	—	30	—
Exercise of warrants into shares	13viii/16	1,427	117,347	—	69,239	188,013
Equity-settled share-based payments	23	—	—	—	4,387	4,387
Acquisition of treasury shares		—	—	—	(1,017)	(1,017)
Allocation of treasure shares to employees		—	—	—	1,301	1,301
Balance at December 31, 2021		65,766	5,190,859	(1,362,331)	(2,811,275)	1,083,019

Balance at Balance at January 1, 2020		227,333	139,752	(174,875)	7,035	199,245
Loss for the year		—	—	(83,215)	—	(83,215)
Other comprehensive income		—	—	—	(7,757)	(7,757)
		227,333	139,752	(258,090)	(722)	108,273
Transactions with shareholders
Capital increase	13xiii	11,770	148,787	—	—	160,557
Restrictive Share Plan to employees	13B, 9A	—	—	—	27,400	27,400
Equity-settled share-based payments	23	—	—	—	24,747	24,747
Business combination under common control		—	—	(666)	—	(666)
Balance at 31 December 2020		239,103	288,539	(258,756)	51,425	320,311

Arrival
Consolidated statement of changes in equity (continued)
For the years ended December 31, 2021, 2020 and 2019

In thousands of euro	Note	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Unadjusted balance at January 1, 2019		16	116,160	(68,361)	2,141	49,956
Changes in accounting policy to reflect IFRS 16		—	—	(475)	—	(475)
Balance at January 1, 2019		16	116,160	(68,836)	2,141	49,481
Loss for the year		—	—	(48,096)		(48,096)
Other comprehensive income		—	—	—	4,894	4,894
		16	116,160	(116,932)	7,035	6,279
Transactions with shareholders
Capital increase	13xiii/xv	7,333	243,576	—	—	250,909
Conversion of share premium to share capital	13xii	219,984	(219,984)	—	—	—
Business combination under common control		—	—	(57,943)	—	(57,943)
Balance at 31 December 2019		227,333	139,752	(174,875)	7,035	199,245

*Other reserves comprise of foreign currency translation, share base payments reserves relating to Arrival Share Option Plan 2020 (“SOP”), Restricted Share Plan (“RSP”) and Restricted Stock Unit (“RSU”) and equity reserves which are not distributable (see note 13B).
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Consolidated Statement of Cash Flows
For the years ended December 31, 2021, 2020 and 2019

In thousands of euro	Note	2021	2020	2019

Cash flows used in operating activities
Loss for the year		(1,103,575)	(83,215)	(48,096)
Adjustments for:
Depreciation/Amortization	6, 7, 20	20,568	9,652	4,770
Impairment losses and write -offs	6,7,9,11,20,21	33,279	397	4,972
Net unrealized foreign exchange differences		(4,071)	40	105
Net finance expense	21	119	2,180	2,524
Change in fair value of warrants		(102,173)	—	—
Listing expense		989,187	—	—
Change in fair value of embedded derivative		(29,957)	—	—
Fair value movement on employee loans including fair value charge for the new employee loans issued on September 30, 2021		5,103	9,326	—
Reversal of difference between fair value and nominal value of loans repaid		(1,611)	—	—
Employee share scheme	20C, 23	2,254	—	—
Profit on disposal of fixed assets		391	—	(542)
Profit from the modification of lease	20A	(1,097)	(1,036)	(64)
Deferred taxes	17	2,769	1,621	(65)
Tax income	17	3,582	(19,423)	(6,864)
Cash flows used in operations before working capital changes		(185,232)	(80,458)	(43,260)
(Increase) in trade and other receivables		(65,101)	(4,545)	(4,803)
Increase in trade and other payables		23,789	9,736	9,317
(Increase) of inventory		(10,433)	(6,191)	(3,413)
Cash flows used in operations		(236,977)	(81,458)	(42,159)
Income tax and other taxes received		6,379	4,108	6,973
Interest received		90	24	51
Net cash used in operating activities		(230,508)	(77,326)	(35,135)
Cash flows from investing activities
Acquisition of intangible assets	7	(180,639)	(80,684)	(38,484)
Acquisition of property, plant and equipment	6	(65,516)	(9,844)	(6,054)
Grants received		282	1,067	844
Prepayments for tangible and intangible assets		(18,552)	(17,350)	(4,644)
Cash received on acquisition of entities, net of consideration paid	8	—	117	486
Proceeds from the sale of fixed assets		276	6	—
Loans granted to employees		(158)	—	—
Proceeds from loans to employees		60	—	(490)
Net cash used in investing activities		(264,247)	(106,688)	(48,342)

Arrival
Consolidated Statement of Cash Flows (continued)
For the years ended December 31, 2021, 2020 and 2019

In thousands of euro	Note	2021	2020	2019

Cash flows from financing activities
Cash received from merger with CIIG		534,413	—	—
Issuance of shares to warrant holders	16	118,570	—	—
Cash paid for redemption of public warrants		(6)	—	—
Proceed from the issuance of new shares	13	297,690	—	—
Proceeds from the issuance of convertible notes net of cost	15	275,172	—	—
Issuance of Preferred A shares	13	—	160,500	100,000
Proceeds from exercise of employee share option plan		1,228	—	—
Contribution of Kinetik to the share premium of the Company without the issuance of any shares	13	—	—	81,911
Proceeds from borrowings	15	—	12,396	—
Repayment of borrowings	15	—	(12,396)	—
Repayment of interest		(272)	(51)	—
Repayment of lease liabilities	15	(10,925)	(6,695)	(3,287)
Net cash from financing activities		1,215,870	153,754	178,624
Net increase/(decrease) in cash and cash equivalents		721,115	(30,260)	95,147
Cash and cash equivalents at January 1	12	67,080	96,644	1,053
Effects of movements in exchange rates on cash held		7,668	696	444
Cash and cash equivalents at December 31		795,863	67,080	96,644
The accompanying notes are an integral part of these consolidated financial statements

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

1. INCORPORATION AND PRINCIPAL ACTIVITIES

General

Arrival (the “Company” or the “Group” if together with its subsidiaries, previously named Arrival Group S.A.) was incorporated in Luxembourg on October 27, 2020 as a Société Anonyme for an unlimited period. The Company has its registered address at 60A, rue des Bruyères, L-1274 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° B248209. The Company is a subsidiary of Kinetik S.à r.l. (“Kinetik”), a company with a registered address at 60A, rue des Bruyères, L-1274 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° 191311, which is the majority shareholder of the Group. The largest group in which the results of the Company are consolidated is that headed by Kinetik.

Principal activities

The Group’s principal activity is the research & development (“R&D”) and design of electric commercial vehicles, electric vehicle components, robotic manufacturing processes for electric vehicles and associated software. The Group’s main operations are in the United Kingdom, United States and Russia.

The Merger

On November 18, 2020 the Company entered into a business combination agreement (Merger agreement) with CIIG Merger Corp. (“CIIG”) for the transfer of the shareholding in CIIG to Arrival.

CIIG was a Delaware special purpose acquisition company founded in 2019 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG’s units, Class A common stock and warrants traded on the NASDAQ prior to its merger with Arrival.

In line with the terms of the arrangement, on conclusion of the transaction, on March 24, 2021, the Shareholders of CIIG exchanged their shareholding in CIIG for new shares issued in Arrival where one share in CIIG would be exchanged for one share in Arrival. As a result of this transaction, all the shareholding in CIIG is transferred to Arrival and CIIG is merged with Arrival, with Arrival being the resultant entity listed on NASDAQ. Arrival trades under ticker symbol “ARVL”.

The transaction was accounted for as a reverse merger in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to note 22 for accounting for reverse merger with CIIG. Under this method of accounting, Arrival is treated as the “acquirer” company. This determination was primarily based on Arrival comprising the ongoing operations of the newly merger Group, Arrival’s majority senior management comprising the senior management of the Company, and the CIIG Merger Corp pre-combination shareholders have a minority interest. As described in note 8, the shareholders of CIIG Merger Corp. have contributed their shares of the company to Arrival in exchange for shares in the Company on March 24, 2021.
2. BASIS OF PREPARATION

The Group’s financial year is from January 1 to December 31, which is also the annual closing date of the individual entities’ financial statements which have been incorporated into the Group’s consolidated financial statements.

Arrival Luxembourg S.à r.l. was the parent entity of the Group until March 23, 2021. On that date, the shareholders of the company exchanged their shares for shares in Arrival (see note 13). As a result of the reorganization, Arrival became the parent company of Arrival Luxembourg S.à r.l., the operating company as of March 23, 2021. As noted above, the transaction with CIIG was accounted for as a reverse merger. In accordance with IFRS 2 for reverse merger, the consolidated financial statements of the Group presented as of December 31, 2021 are a continuation of those of Arrival Luxembourg S.à r.l. consolidated financial statements which were prepared in accordance with the IFRS as issued by IASB for the immediately preceding financial year and activity prior to the transaction date is presented, being that of Arrival

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
2. BASIS OF PREPARATION (continued)
Luxembourg S.à r.l.. The net assets (predominantly cash & cash equivalents) acquired from CIIG at the transaction date are included only from the date of merger.

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on April 27, 2022.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost basis.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

In determining the appropriate basis of preparation for the consolidated financial statements for the year ended December 31, 2021, 2020 and 2019, Management is required to consider whether the Group will be able to operate within the level of available cash and funding for the foreseeable future, being a period of at least 12 months following the approval of the consolidated financial statements.

Arrival is a company with an extremely limited operating history, it has incurred losses in the operation of its business related to research and development activities since its inception and has generated no revenue to date. As Arrival attempts to transition from research and development activities to commercial production and sales, it is difficult to forecast Arrival’s future cashflows. The estimated costs and timelines that Arrival has developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that Arrival’s estimates related to the costs and timing necessary to complete design and engineering of its EVs and to tool its microfactories will prove accurate. For example, the tooling required within Arrival’s microfactories may be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, particularly relating to composite panel tooling, which could impact on Arrival’s results of operations and financial condition. Similarly, Arrival may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

In 2021, subsequent to the equity increase and issuance of convertible notes which occurred on November 23, 2021, raising funds of EUR 573,613,374, the Group has revised its near term and long term business plan, updating planning assumptions for the latest understanding of the cost of completing research and development activities, working capital, capital expenditure, operating expenditure, average selling price, bills of materials and revenues. A further strategic review has been finalised and approved with a focus on commencement of production in the second half of 2022.

As of December 31, 2021 the Group had cash in hand of EUR 795,862,514. Management has prepared a base plan that demonstrates that this cash on hand is sufficient to fund the business through the launch of Arrival's first two microfactories and the first revenue generation in 2022 and to operate the business thereafter to the point of net cash generation in mid 2023 without additional funding.

The Board has considered the Group’s cash flow forecasts for the period to April 2023 being the period assessed for going concern purposes together with reasonably plausible downside scenarios reflecting the Group’s early stage of development and production and the uncertainties, as noted above, that may result in delays to production milestones or lower order levels. In particular the Board has considered a 12 month deferral of revenues, no production and no additional funding during the period under assessment. Under all scenarios the Group has sufficient cash to meet its needs.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
2. BASIS OF PREPARATION (continued)

Going concern (continued)

Whilst Arrival has sufficient funds to execute its near term business plan, including starting production in 2022 for its first two vehicles, Bus and Van. Management does plan to raise additional capital to execute its long-term business plans, including the deployment of additional microfactories and vehicle platforms. Arrival cannot be certain that additional funds will be available to it on favourable terms when required, or at all.

As described in the subsequent events note 28 on February 24, 2022, Russia launched an invasion of Ukraine, as a result of which, various jurisdictions have implemented and continue to implement coordinated sanctions and export-control measures against Russia and Belarus. Whilst Arrival employees have experienced travel disruptions between Russia and the rest of the world and Arrival has expended time and resources in relocating employees and data from Russia to other jurisdictions, Management do not consider this situation to have any material impact on the Group’s activities or cashflows for the purpose of the going concern assessment.

The Board is satisfied that the Group has sufficient funds to continue to be able to realize its assets and discharge its liabilities as they fall due for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate that the financial statements have been prepared on a going concern basis.

Functional and presentation currency

The consolidated financial statements are presented in euro (EUR) rounded to the nearest thousand, unless otherwise stated. For each entity within the Group the functional currency is determined as the currency of the primary economic environment in which the entity operates. The functional currency of Arrival is the USD.

Although the share capital of the Company is denominated currently in EUR, management believes that the primary economic environment that Arrival operates in has changed to USD. This change is based on the considerations that the Company is currently a holding Company which does not generate any sales and consequently does not incur any cost of sales, but the Company obtained new financing through an equity increase and the issuance of convertible notes which require regular interest payments to be made in USD. Therefore, management concluded that the functional currency should change from EUR to USD. The change of the functional currency from EUR to USD did not have a material impact and occurred on November 23, 2021.

The Company presents the consolidated financial statements for the year ending December 31, 2021, in EUR.

One of Arrival`s subsidiaries, namely Arrival Luxembourg S.à r.l, has also changed its functional currency from EUR to USD in the current year. This change was applied for the same reasons as for the Parent company as Arrival Luxembourg S.à r.l has received additional financing from Arrival through transactions which were denominated in USD as well.

Adoption of new and revised International Financial Reporting Standards

The following Standards, Amendments to Standards and Interpretations have been issued and adopted by the Group as of the effective date.

Effective date	New standards or amendments
January 1, 2021	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

All other new standards and the amendments listed above did not have any impact on the amounts recognized in prior periods and have not materially affected the current consolidated financial statements.

The following Standards, Amendments to Standards and Interpretations have been issued but are not effective for the year ended December 31, 2021:

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
2. BASIS OF PREPARATION (continued)

Effective date	New standards or amendments
January 1, 2022	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
January 1, 2022	Annual Improvements to IFRS Standards 2018-2020
January 1, 2022	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
January 1, 2022	Reference to the Conceptual Framework (Amendments to IFRS 3)
January 1, 2023	IAS 1 – Classification of Liabilities as Current or Non-Current
January 1, 2023	Disclosure of Accounting Policy (Amendments to IAS 1 and IFRS Practice Statement 2)
January 1, 2023	Definition of Accounting Estimate (Amendments to IAS 8)
January 1, 2023	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
Available for optional adoption/effective date deferred indefinitely	IFRS 10 and IAS 28 – Sale or Contribution of Assets between Investor and its Associate or Joint Venture
Management is in the process of evaluating the impact of the standards on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

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

b)    Business combinations
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. Acquisition-related costs are expensed in the consolidated statement of profit or (loss) and other comprehensive (loss)/income as incurred.

If the business combination is achieved in stages, the fair value at the acquisition date of the interest previously held by the Group is valued again at fair value at the acquisition date through consolidated statement of profit or (loss).

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is considered as an asset or liability is recognized in accordance with IFRS 9 either in the consolidated statement of profit or (loss) or as a change to the consolidated statement of other comprehensive (loss)/income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is recognized in equity.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the amount of any non-controlling interests in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired and the

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
liabilities assumed. If the consideration price is lower than the fair value of the net assets of subsidiaries acquired, the excess is recognized in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

Business combinations involving entities under common control are recognized as follows: all assets and liabilities are recorded at book value and the difference between the cost of investment and net equity of the entity acquired is recorded as an equity transaction in the statement of changes in equity.
A list of the subsidiary companies of the Group are:

The Group	Country of registration	Participation in share capital		Principal activity and status
		2021	2020
		%	%
Arrival Ltd	UK	100	100	R&D
Arrival Robotics Ltd (previously named TRA Robotics Ltd)	UK	100	100	R&D
Arrival R Ltd (previously named Roborace Ltd)	UK	100	100	R&D
Arrival Jet Ltd	UK	100	100	R&D
Roborace Ltd	UK	100	100	R&D
Arrival Automotive UK Ltd	UK	100	100	Manufacturing
Arrival Solutions UK Ltd	UK	100	100	Services
Arrival Mobility Ltd	UK	100	100	Services
Arrival Vault UK Ltd	UK	100	100	Services
Arrival Elements B.V.	NL	100	100	Distributor
Arrival USA Inc (previously named Roborace Inc)	US	100	100	R&D
Arrival Automotive USA Inc	US	100	100	Manufacturing
Arrival Vault Inc (previously named ARSNL Merger Sub Inc)	US	100	—	Holding
Roborace Inc	US	100	100	R&D
Arrival Solutions USA Inc	US	100	100	Services
Arrival Automotive PTE Ltd	SGP	100	100	Acquisition and holding of participating interests
Arrival RUS LLC (previously named Arrival Software LLC)	RUS	100	100	R&D
Arrival Robotics LLC (previously named TRA Robotics LLC)	RUS	—	100	Disposed – July 5, 2021
Arrival Germany GmbH	GER	100	100	R&D
Arrival Automotive Germany GmbH	GER	100	100	Manufacturing
Arrival Solutions Germany GmbH (previously named Cybernation Germany GmbH)	GER	100	100	Services
Arrival Israel Ltd	IL	100	100	R&D
Arrival LT UAB	LT	100	100	R&D
Arrival (previously named Arrival Group S.A.)	LUX	—	100	Holding
Arrival Luxembourg S.à r.l	LUX	100	—	Holding
Arrival Automotive ES S.L.	ES	100	—	Manufacturing
Arrival Lab ES S.L.	ES	100	—	R&D
Arrival Automotive (Mauritius) Ltd	MUR	100	—	Manufacturing
Arrival International	MUR	100	—	Share service centre

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group	Country of registration	Participation in share capital		Principal activity and status
		2021	2020
		%	%
Arrival Automotive EV Parts Procurement (Shanghai)	CNY	100	—	Manufacturing
Arrival Elements AU Pty Ltd	AUD	100	—	Distributor
Arrival Automotive AU Pty Ltd	AUD	100	—	Manufacturing
Arrival Automotive India Private Ltd	INR	100	—	Manufacturing
Arrival India Private Ltd	INR	100	—	R&D
Arrival Elements MX	MNX	100	—	Distributor

c)Transactions eliminated at consolidation
Intercompany balances and any recognized gains and losses or income and expenses arising from intercompany transactions are eliminated during the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associate companies are eliminated to the extent of the Group’s interest in the net assets of the associate company. Unrealized losses are eliminated in the same way, but only to the extent that there is no evidence for impairment.

Foreign currencies

1.Foreign currency transactions
Transactions in foreign currencies are initially translated to the functional currency using the exchange rate of the day of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the Company at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in consolidated statement of profit or (loss) and other comprehensive (loss)/income.

2.Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Euro at the average rate of the year. Foreign currency differences are recognized in Other Comprehensive Income (“OCI”) and accumulated in the translation reserve, except to the extent that the translation difference is allocated to Non-Controlling Interest (“NCI”).

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

Foreign exchange gains and losses are presented on a net basis in the consolidated financial statements.

The rates applied to convert the foreign operations into EUR are presented in note 4.

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, the foreign currency differences arising from such items form part of the net investment in the foreign operation. Accordingly, such differences are recognized in OCI and accumulated in the translation reserve.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Each class of property, plant and equipment is carried at historical cost less, where applicable, any accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

The depreciation rates for property, plant and equipment are as follows:

	Depreciation method	Depreciation Rate
Plant and machinery	Straight line	20%
Factory equipment	Straight line	10%
Furniture & Fittings	Straight line	20%
Computer equipment	Straight line	33%
Motor vehicles	Straight line	20%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate. When an asset is disposed, the gain or loss is calculated by comparing proceeds received with its carrying amount and is taken to consolidated statement of profit or (loss).

Assets that have been acquired but are not ready for use as intended by management are not depreciated. Leasehold improvements under construction are also not depreciated. Leasehold improvements that are available for use are depreciated over the shorter of their useful economic life and the duration of the lease.

The right-of-use assets for leases is depreciated over the shorter of their useful economic life and the duration of the lease.

Depreciation is presented in administration expenses. Depreciation of assets used in the development of products is capitalized (see note 20C).

Intangible fixed assets and goodwill

Intangible fixed assets are valued at their purchase price and consist of directly attributable costs of development of integrated technology and prototypes for the vehicles including costs incurred towards the testing of the vehicle, less accumulated amortization and accumulated impairment losses. Where factors, such as technological advancement or changes in market price, indicate that the residual value or useful life have changed, the residual value, useful life or amortization rate are amended prospectively to reflect the new circumstances. The assets are reviewed for impairment if the above factors indicate that the asset may be impaired.

Expenditure on research activities is recognized in the consolidated statement of profit or (loss) as an expense as incurred.

Intangible assets under development involve design for, construction or testing of the production of a new or substantially improved products or processes. The expenditure recognized includes the cost of materials, direct labor, directly attributable overheads and borrowing costs.

Development costs are capitalized when the criteria of IAS 38 are met. To meet the recognition criteria of IAS 38, the Group has to demonstrate the following : (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) the intention to complete the intangible asset and use or sell it; (3) the ability to use or sell the intangible asset; (4) how the intangible asset will generate probable future economic benefits; (5) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (6) the ability to measure reliably the expenditure attributable to the intangible asset during its development. Other

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
development expenditures that do not meet the criteria of capitalization of IAS 38 are recognized in the consolidated statement of profit or (loss) as an expense as incurred.

There will be no amortization until the asset is completed. Capitalized development expenditures are stated at cost less accumulated impairment losses.
Intangible assets are amortized as follows:

	Amortization method	Amortization Rate
Trademarks and Patents	Straight line	3-10 years
Software	Straight line	33.33% or over the period which any licenses cover

The amortization of intangible assets is presented in administration expenses. Goodwill is not amortized.

In a business combination, goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets, liabilities and contingent liabilities of the entity acquired.

Goodwill is stated at cost, less accumulated impairment losses.

Goodwill and intangible impairment testing is performed annually or more frequently if events or changes in circumstances indicate possible impairment. The carrying amount of goodwill and intangibles are compared with the recoverable amount which is the higher of the value in use and the fair value less cost to sell.

Borrowing costs

Borrowing costs are interest and other costs that an entity incurs in connection with the borrowing of funds and such costs are generally expensed as incurred. If such borrowing costs are directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, the borrowing cost form part of the cost of that asset and are capitalized as part of the respective asset`s acquisition or production cost. When funds are borrowed for general purpose but used to obtain a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to all borrowings that were outstanding during the period.

Trade and other receivables

Trade and other receivables without significant financing components are initially measured at the transaction price. Other receivables which have significant financing components, are initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue.

The amount of ECL allowance for trade and other receivables represents the difference between the carrying amount and the recoverable amount, which is equal to the present value of the estimated cash flow.

Amounts receivable in more than one year are presented in non-current assets and they are measured at amortized cost.

Financial Assets

The Group classifies its financial assets as assets measured at amortized cost. Financial assets measured at amortized cost are held under the business model that is aimed at collecting contractual cash flows. The cash flows of the financial assets relate solely to payments of the principal and interest on the principal amount.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Financial assets recognized at amortized cost are initially measured at fair value less costs that are directly attributable to the acquisition or issue of the financial asset. Subsequently they are adjusted to the payments received and the cumulative amortization of any difference between the original amount and the amount repayable at maturity, using the effective interest method over the term of the financial asset. Interest income from these financial assets is included in finance income. When there is a difference between the fair value and the amount of the transaction at initial recognition, this difference is recognized in finance income or expenses in the consolidated statement of profit or (loss).

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

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventory is determined using the first-in first-out basis and is net of any rebates and discounts received. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to make the sale. At the reporting date inventory is written down through an obsolescence provision if necessary. When such provision is recognized it is presented as expense in the consolidated statement of profit or (loss).

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

Impairment of non-financial assets

The carrying amount of the Group’s assets are reviewed at each reporting date to determine whether there is any indication of impairment in the value of the assets. If such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of an asset is determined as the higher of its net selling price in an arm’s length transaction and the

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
present value of the estimated future cash flows from the continued use of the asset and its sale at the end of its useful life. When the recoverable amount of an asset is lower than its carrying amount, the difference is recognized as an expense in the Consolidated statement of profit or (loss) of the year.

The recoverable amount is the higher of its fair value less costs of disposal and its value in use. Arrival determines the recoverable amount as fair value less costs of disposal and compares this with the carrying amount of the respective cash generating unit or the respective asset. The fair value less costs of disposal is measured by discounting future cash flows using a risk-adjusted discount rate. Future cash flows are estimated on the basis of our business plan, adjusted for certain market assumptions which have a detailed planning horizon of seven years. Periods not included in the detailed planning horizon are taken into account by determining their residual value. If the carrying amount exceeds the recoverable amount an impairment loss is recognized. The calculation of the value in use and the fair value less costs of disposal is most sensitive to changes in the following assumptions: (1) Expected future cash flows (2) The risk-adjusted discount rate (3) The terminal growth rate.

At each reporting date an assessment is made to determine whether there is any indication that impairment losses recognized in earlier periods no longer exist. In this case a reversal of the previously recognized impairment loss is recognized but only up to a maximum of the amortized historical cost in the current period. Impairment losses on goodwill are not reversed.

Impairment of financial assets

IFRS 9 requires that a valuation allowance for expected credit losses (“expected loss model”) is recognized for all financial assets measured at amortized cost or at fair value through other comprehensive income.

The valuation allowance for the expected credit losses (“ECL”) is recognized upon initial recognition of the financial assets, and at each reporting date the valuation allowance for the ECL is reassessed and adjusted if a material change has occurred. In this case the instruments updated future fair value is discounted using its effective interest rate which was determined at the instruments initial recognition. The difference between the loans previous carrying amount and its updated present value is recognized through profit or loss.

The Group considers a wide range of information when assessing credit risk and measuring expected credit losses, including past events and current conditions, but also reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. Based on the instruments expected credit quality, it must be differentiated between the following three conditions.

Stage 1 financial assets are those which credit quality has not deteriorated significantly since initial recognition or that have a low credit risk. Stage 2 financial assets are those that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low. Stage 3 covers financial assets for which objective evidence of impairment are present at the reporting date. For all assets within the first category (Stage 1) “12-month expected credit losses” are recognized. For all assets within the second category we recognize “lifetime expected credit losses”. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Instruments within the scope of these requirements include loans that were granted to some employees in connection with Arrival`s Restricted Share Plan (RSP). For estimating the expected credit loss for such loans, the standard requires usage of forward-looking estimates which are subjective in nature. We have obtained the valuation inputs and determined the fair value and the expected credit losses for the RSP loans with the help of a professional third-party valuation expert. More information about such loans (RSP loans) can be found in the section “Trade and other receivables”.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Share capital

Ordinary shares and preferred A shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options which vest immediately are recognized as a deduction from equity, net of any tax effects.

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares.

Treasury Shares are ordinary outstanding shares that are held by the issuing company. When such ordinary shares are subsequently reissued any consideration received is included in equity attributable to the owners of the Company.

Trade and other payables

Trade and other payables are initially recognized at their fair value and subsequently measured at amortized cost.
Trade and other payables are classified as current liabilities unless the Group has the right, unconditionally, to postpone the repayment of the liabilities for at least twelve months after the reporting date.

Interest income and expense

Interest income and expense are recognized within `finance income’ and `finance expense’ in Consolidated statement of profit or (loss) using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability.

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

Government grants

The Group recognizes an unconditional government grant relating to development in the consolidated statement of profit or (loss) by deducting the grant from the related expense when the grant becomes receivable. Government grants which become receivable and relate directly to capital expenditure are credited to fixed assets (assets under construction). The Group considers that a grant becomes receivable when it is reasonably certain that the amount will be received.

Leases

1.Definition of a lease

The Group assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

2.Leased assets

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative prices. However, for the leases of property the Group has

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
elected not to separate non‐lease components and account for the lease and non‐lease components as a single lease component.

The Group recognizes a right‐of‐use asset and a lease liability at the lease commencement date. The right‐of‐use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right‐of‐use asset is subsequently depreciated using the straight‐line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right‐of‐use asset reflects that the Group will exercise a purchase option.

In that case, the right‐of‐use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‐of‐use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the discount rate implicit in the lease if that rate can be readily determined, otherwise the lease’s incremental borrowing rate is used. The Group in 2019 determined its incremental borrowing rate by obtaining interest rates from various external financing sources and made certain adjustments to reflect the terms of the lease and type of the asset leased. For 2020 and 2021, in the absence of external borrowing and Group’s credit risk, the Group has calculated its incremental borrowing rate based on property yields adjusted for economic environment and duration of the leases.
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments, less any lease incentives receivable; and
•amounts expected to be payable under a residual value guarantee.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‐of‐use asset or is recorded in the Consolidated statement of profit or (loss) if the carrying amount of the right‐of‐use asset has been reduced to zero.

3.Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Share-based payments

Share-based compensation benefits are provided to employees via the Arrival Share Option Plan (“SOP”), Restricted Stock Unit (“RSU”) and Arrival Restricted Share Plan (“RSP”). Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payments awards granted to employees is recognized as an employee expense or it is capitalized as part of the development cost, with a corresponding increase in equity, over the vesting period. For awards that are vested on grant date, the services received are recognized in full, with a corresponding increase in equity. The fair value of the awards granted is measured using an option valuation model, taking into account the terms and conditions

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
upon which the awards were granted. The amount recognized as an expense is adjusted to reflect the revised estimated number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting and market conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Derivative financial instruments

Derivative financial instruments are measured at fair value on the basis of published market prices if such are available for the respective instrument. If there is no quoted price on an active market, other appropriate valuation methods are applied. Appropriate valuation methods take all factors into account that independent, knowledgeable market participants would consider in arriving at a price and that constitute recognized, established economic models for calculating the price of financial instruments.

If the Arrival group enters into a hedging relationship and if all the requirements for hedge accounting would be satisfied, the derivatives for hedging would be classified as “derivative financial instruments as an effective part of a hedging relationship”. As of December 31, 2021, none of the Group entities had entered into any derivative financial instrument to hedge market risks.

Derivatives that do not meet the criteria for hedge accounting are presented in the category “at fair value through profit or loss”. Changes in fair value are then recognized directly in the Consolidated statement of profit or (loss). Arrival entered into derivative transactions through the issuance of warrants and through the issuance of convertible notes which include embedded derivatives. The derivatives, the warrants and the embedded derivative, are accounted for at fair value through profit and loss. All such instruments are further described below in the sections “Convertible notes”, “Use of estimates and judgements”, “Loans and Borrowings”, “Warrants”, and “Financial Instruments – Fair Values”.

Convertible notes

Upon initial recognition of convertible notes, the Company determines whether the convertible notes consist of liability and equity components, or if both components represent liabilities. Convertible notes which provide conversion into a variable number of shares are classified as hybrid financial instruments and the conversion option is separated from the host contract and accounted for as an embedded derivative. The conversion rate and price of the convertible notes that were issued on November 23, 2021, are subject to adjustment for certain contractually labelled “dilutive events” like issuance of share dividends on ordinary shares, issuance of certain rights or warrants, subdivisions, combinations, distributions of capital shares, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers. As such features constitute a conversion into a variable number of shares, the Company separately accounted for the conversion feature as a derivative liability recorded at fair value and marked-to-market at each reporting date with the changes in the fair value reported in finance income or finance cost affecting profit or loss and total comprehensive income. The host contract is accounted for at amortized historical cost using the effective interest rate method. Upon settlement, Arrival may choose to pay or deliver, either cash (“cash settlement”), ordinary shares (“physical settlement”) or a combination of cash and ordinary shares (“combination settlement”).

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. The income tax expense or income for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred taxes and liabilities attributable to temporary differences and to unused tax losses. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority.

R&D Tax Credits

UK registered entities in the Group are eligible to apply for a credit from the UK tax authorities calculated based on the cost of specific qualifying research and development activities in the period (“R&D Tax Credits”). The calculation of these tax credits, and the approval of them by the tax authorities, is uncertain, as it requires the approval from the UK authorities that all conditions are met. Research and Development Expenditure Credit (“RDEC”) and Small and Medium Enterprise credits (“SME credit”) are recognized as tax receivable when it is reasonably certain that the amount will be received from Her Majesty’s Revenue and Customs (“HMRC”).

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

Impairment testing

In addition to evaluating assets when a trigger for impairment occurs, Arrival performs annual impairment testing for its CGUs with in progress R&D assets. As described in note 6 and 7 of the consolidated financial statements, the Company has fully impaired two of its cash generating units. in respect of Charging stations and Roborace at year end for a total impairment expense of EUR17,334,594.

The Group has tested its Automotive Cash generating unit for impairment as at December 31, 2021. Automotive cash generating unit (‘AUTO CGU’) consists of intangible assets of EUR366,446,000 and tangible assets of EUR240,018,000 million. Management have performed a fair value less cost to sell model for the purpose of performing an annual impairment assessment of the Auto CGU.

Considering there is only one remaining CGU as at the balance sheet date i.e AUTO CGU, in accordance with IFRS 13 management used a valuation technique based on the quoted market price for the Company’s equity shares to determine best estimate of the fair value less cost to disposal of the CGU. Management has compared the fair value less cost of

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
disposal with the carrying value of the Auto CGU and noted that based on this evaluation no impairment was considered necessary. The market capitalization as at December 31, 2021 was EUR 4,175,354,528 the equivalent of USD 4,724,871,702 .

In addition management has identified two leases that are not expected to generate future cash inflows and thus these have also been impaired. Further information on the impairment of non-financial assets is included in notes 6 and 7.

Capitalized assets in the course of construction

Management uses judgement to determine when a project has reached the development phase, to ascertain the technical feasibility of the projects, ability to use or sell the asset and reliably measuring the cost capitalized in accordance with the criteria for capitalization for development expenditure per IAS 38 as listed in the accounting policy above. Management estimates the cost to completion and probable future cash flows that will flow in order to determine if the project is economically viable. If the conditions are met and it is believed that there is a market for the product under development, then all directly attributable costs relating to the project are capitalized.

Share based payments

In determining the value of the SOP 2020 (see note 23), management used the following assumption: a) participants that will resign before 1 year of service or before the milestone dates are achieved: 4.3% and 13.75% respectively. The estimation was performed based on latest available information on the staff turnover of the Group, and b) the date that milestones will be achieved.

As of December 31,2021, Management reassessed the dates the production rate and the contribution milestones based on the latest business plan and concluded that these will be achieved in October 2023 and November 2024 respectively. The impact of the new estimate is included in note 23.

Reasonably possible changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have affected the share based payments by the amounts shown below:

	31 December 2021
	Increase	Decrease
Resign before the milestone dates (1% movement)	(156)	159
Milestones be achieved (6 months earlier or 6 months later)	(1,188)	1,677

Employee loans

Participants in the RSP have received interest bearing and interest free loans, all provided on a full recourse basis. For the determination of fair value at initial recognition of loans granted to employees, employees of Kinetik and ex-employees (together referred to as “Wider Group Employees”), at the date of the loan issuance management has initially used the following assumptions: 1) Redemption of loans: loans repayable in October 2021 will be repaid at the maturity of the loans. Loans with maturity in October 2030, it was estimated that these loans will be repaid in Q3 2022. 2) Risk free rate: The zero-coupon German government bond with a maturity commensurate to the expected terms has been used. 3) Volatility of RSU price: Same assumptions have been used as per share-based payments (see note: 23). 4) Initial savings at loan issue: OECD data for the United Kingdom, Germany and the USA regarding average household financial assets, average proportion of household financial assets that are cash or deposits and average wages as well as average loan value for the borrowers as a percentage of their salary have been used. 5) Annual increase in savings: management has also used the OECD data on average wages, average disposable income, average savings as a percentage of disposable income and scaled up for the average loan value for the borrowers as a percentage of their salary.

As described in Note 9, as of September 30, 2021, Arrival has signed new loan agreements with the RSP participants that were expiring in October 2021, in order to re-finance these loans of the employees.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2021 the share price of the of Group has significantly decreased and this reduction has continued in 2022. As a result of the share price reduction, management has reassessed the expected redemption date of all loans. Arrival has signed new loan agreements on April 8, 2022 which extended the maturity of the loans maturing in October 2022 to October 2027. Whilst the extension of the loan in 2022 is not an adjusting subsequent event for the purpose of calculating the value at amortized cost, Arrival has considered this in evaluating recoverability of the loan using expected credit loss model under IFRS 9. It is now assumed that with a probability of 20% the loans will be redeemed at the end of 2023, with a probability of 20% at the end of 2024, with a probability of 30% at the end of 2025, and with a probability of 30% their redemption is expected to occur at the end of 2026. For the one year loans extended the Company recorded an impairment of EUR 11,086,000 and post the impairment charge the fair value of these loans equals to the amortized cost less expected credit loss. The fair value and the carrying value of the loans maturing in October 2027 loans amounts to EUR 18,188,945.

For the 10 year loans, the fair value of the loans, as of December 31, 2021, was estimated using the Black-Scholes-Merton option pricing methodology (“BSMOPM”). Weighted by the probability of the before mentioned expected redemption dates, we conclude, based on the result of the BSMOPM, that the fair value for these loans amounts to EUR 2,074,172.

To determine the amortized cost less ECL of the loans management has used the following assumptions: 1) Redemption of loans: loans will be repaid at the maturity. 2) Risk free rate: The zero-coupon German government bond with a maturity commensurate to the expected terms has been used. 3) Volatility of share price: 102%. 4) Initial savings at loan issue: OECD data for the United Kingdom, Germany and the USA regarding average household financial assets, average proportion of household financial assets that are cash or deposits and average wages as well as average loan value for the borrowers as a percentage of their salary have been used. 5) Annual increase in savings: management has also used the OECD data on average wages, average disposable income, average savings as a percentage of disposable income and scaled up for the average loan value for the borrowers as a percentage of their salary. The OECD data used in the valuation model are as of 2019 and 2020. The same assumption were used for determining the fair value of the 10 year loans as of December 31, 2021.

Changes in the estimate of one or more of those inputs can result in a significantly higher or lower ECL. It is also expected that there are interrelationships present between the unobservable inputs used in the fair value measurement. This means that if one of the input factors changes it would be likely that this would influence the other input factors as well. The expected redemption date, the expected share price volatility, and the expected savings rate are considered as the most significant unobservable inputs used in the fair value measurement of the employee loans.

The base scenario considers a weighted average expected share price volatility of 106%, a weighted average expected term of the loans until redemption of 3.56 years, and a weighted average savings rate of 29% of the total loan value for the loans expected to mature in 2027 and of 55% for the loans maturing in 2030.

The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the expected share price volatility:

in thousands of euro		Amortized cost of loans less ECL maturing in
Expected volatility	Change	2027	2030
Base case	(20)%	20,942	2,262
Base case	(10)%	19,508	2,165
Base case	—%	18,189	2,074
Base case	+10%	16,988	1,991
Base case	+20%	15,936	1,915

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the expected redemption date:

	Change	Amortized cost less ECL of loans maturing in
Expected term	in years	2027	2030
Base case	-0.5	19,560	2,150
Base case	-0.25	18,576	2,091
Base case	0	18,189	2,074
Base case	+0.25	18,036	2,074
Base case	+0.5	18,042	2,084

The following table displays the sensitivity of the employee loans amortized cost less ECL to a change in the employee’s expected cumulative savings at redemption:

	Change	Amortized cost less ECL of loans maturing in
Cumulative savings	in years	2027	2030
Base case	-0.5	15,539	1,858
Base case	-0.25	16,872	1,967
Base case	0	18,189	2,074
Base case	+0.25	19,488	2,179
Base case	+0.5	20,768	2,280

Embedded derivatives

For the valuation of the derivative liability that is embedded in the convertible notes the Company used the Monte Carlo Simulation option pricing methodology (”MCSOPM”). The unobservable inputs are the risk-free rate, the expected share price volatility, the expected exercise period, and the conversion rate. The risk-free rate is based on the market yield on US government debt with a maturity commensurate to the expected term of the conversion option. The expected share price volatility was estimated based on the average historical volatility observed across selected comparable quoted companies, calculated based on weekly price movement over a period in line with the expected term of the conversion options. For the expected exercise period it was assumed that the exercise will take place at the earliest opportunity as this would be economically most beneficial for Arrival, i.e. as soon as the conversion threshold is met during Arrival`s redemption window, which lies between December 6, 2024, and December 1, 2026.

For the development of the above inputs management has engaged a professional third-party service provider. Changes in the estimate of one or more of those inputs can result in a significantly higher or lower fair value measurement. It is also expected that there are interrelationships present between the unobservable inputs used in the fair value measurement. This means that if one of the input factors changes it would be likely that this would influence the other input factors as well. The expected exercise period and the expected share price volatility are considered as the most significant unobservable inputs used in the fair value measurement of the embedded derivatives. It can be assumed that a change in the expected share price volatility influences the exercise period reflecting an interrelationship between these two unobservable inputs.

The base scenario considers an expected share price volatility of 101% and assumes that Arrival redeems early, resulting in a fair value of the derivative liability of EUR 104,807,000 as of December 31, 2021. The following table displays the impact on the derivatives fair value in percent of the base value if one or more of the unobservable inputs are changed.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)

		Expected volatility
		81%	91%	101%	111%	121%
Exercise profile	Holder exercises early	50.4%	54.5%	58.2%	61.6%	64.9%
	Arrival redeems early	80.6%	93.3%	100.0%	107.7%	115.0%
	Exercise at maturity	93.3%	104.6%	114.8%	123.8%	131.7%

The above sensitivity results are derived from 50,000 simulations of the MCSOPM for each pair of inputs. The exercise profiles reflect the following assumptions:

•Holder exercises early: the holder exercises the conversion rights at the earliest opportunity after March 31, 2022, when the conversion threshold is met.
•Arrival exercises early: Arrival serves a redemption notice at the earliest opportunity after December 1, 2024, when the conversion threshold is met, triggering exercise by the holders.
•Maturity: The conversion rights are exercised immediately after Arrival serves a redemption notice at maturity on December 1, 2026, regardless of whether earlier exercise or redemption is possible.

Based on the above sensitivity analysis a reduction of the expected volatility e.g., to 81% of the currently assumed volatility while keeping the exercise profile unchanged would result in a fair value of the embedded derivative liability amounting to 80.6% of its fair value as obtained in the base scenario so that the fair value of the embedded derivative liability would be reduced from currently EUR 104,807,000 to EUR 84,473,979. If the assumed volatility would increase to 121%, the fair value of the embedded derivative liability would consequently increase to EUR 120,527,390.

Warrants

Arrival issued public and private warrants which are convertible into ordinary shares. All public and some of the private warrants were redeemed in 2021 so that only private warrants are outstanding as of December 31, 2021. The conversion of such warrants into ordinary shares is set out in the consolidated statement of changes in equity and the cash paid for the redemption of the warrants is disclosed in the consolidated statement of cash flows. As of December 31, 2021, no public warrants were outstanding and the fair value of the private warrants is not material to the consolidated financial statements. However fair value of the private warrants was a critical estimate for the calculation of the listing expense on the date of the business combination.

Arrival accounts for all warrants at fair value though profit or loss and changes in the fair value are recognized within finance income. The public warrants were listed and freely tradable under the ticker “ARVLW” so that their fair value could be derived directly from observable market prices. The fair value of the private warrants is estimated using a Monte Carlo Simulation option pricing methodology (“MCSOPM”). The MCSOPM estimates the value of the private warrants by simulating the future price path of the underlying Arrival shares as a random walk moving with a lognormal distribution between each pricing date. The value of the private warrants is calculated for each simulated price path based on the timing and payoff from exercise of the redemption price. The simulation is repeated numerous times and the average present value of the payoff to the private warrants in all simulations is calculated. An estimate of the fair value of the private warrants is obtained by applying appropriate discounts for lack of marketability (“DLOM”) to the average present value of the payoff.

The most significant inputs used for the MCSOPM are the risk-free rate, the expected average term until exercise, the expected share price volatility over the warrants term to maturity, and the DLOM. The DLOM reflects the fact that the private warrants are not themselves marketable, a feature which makes a private warrant less valuable than an otherwise identical publicly traded warrant. We have estimated the DLOM with reference to the results of the models proposed by Finnerty and Ghaidarov which are consistent with market practice. This valuation methodology follows similar principles than the MCSOPM and utilises the same inputs, i.e. the expected term until exercise and the expected share price volatility

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
3. SIGNIFICANT ACCOUNTING POLICIES (continued)
over the warrants term to maturity. This ensures that consistent input factors were adopted for both models, the MCSOPM and the DLOM.

All valuation inputs for the private warrants were obtained and the corresponding fair value calculation was performed with the help of an independent third-party valuation expert. The terms of such warrants and a more detailed explanation of the transactions that occurred throughout the year are described in note 16 and some additional disclosures can be found in the notes 13, 14, and in note 22 to the consolidated financial statements. Management has analyzed the requirements of IAS 32 to determine the classification of the Warrants. IAS 32 states that a contract that will be settled for a fixed number of own shares in exchange for a fixed amount of cash is an equity instrument. However, there are several features of the Warrants that break the fix to fix requirement and thus management decided that classifying them as financial liability is the appropriate classification as per IFRS requirements.

Listing expense

Management has computed the listing expense in accordance with IFRS 2. Accounting of reverse merger is a complex accounting topic, wherein, management had to determine the listing expense to the recognized in the income statement based on the fair value of the shared issued net off the net assets acquired and fair value of the warrants issued. Please refer to note 22 for key estimates and judgements used for determination of listing expense.

Functional currency

Management considers change in functional currency as a critical judgement. The details of the factors considered in the change in the functional currency are included note 2 ( functional and presentation currency).

Changes in significant accounting policies

Prior to January 1,2020, government grants which become receivable and relate to a capital expenditure were recorded to a deferred income account and released to the consolidated statement of profit or (loss) and other comprehensive (loss)/income over the expected useful lives of the relevant assets.

As of January 1, 2020, the Group started recognizing government grants which become receivable and relate to capital expenditure as a reduction of fixed assets. Management decided to implement this change in accounting policy, in 2020, as several of the assets under development may have indefinite useful economic life and such as the deferred income recognized on the balance sheet would not be released. It is considered by changing the accounting policy that this will give a better view of the financial position of the Group. The change of this accounting policy did not have a material impact on the financial statements of the periods prior to January 1,2020.

4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value by managing acceptable risks and opportunities appropriately while avoiding inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Board.

We consider risk management to be an integral part of effective management and internal control. The Company strives for effective risk management to safeguard the assets of the Company and to proactively support the Company’s strategic and compliance initiatives. The goal of our risk management efforts is to help the Company operate more effectively in a dynamic environment by providing a framework for a systematic approach to risk management and exploring opportunities which bear an acceptable level of risk. While the overall risk management policy is set by the Board, the management teams of our individual organizational units are required to implement risk management programs that are tailored to their specific requirements and responsibilities, while being consistent with the overall policy.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
The Board regularly discusses the operational and financial results as well as the related inherent risks. Our risk management process covers in particular strategic, operational, legal, and compliance aspects as well as capital management and financial risks.

Non-financial risk management

Strategic risks are those risks that are most consequential to the organization’s ability to execute its strategies and achieve its business objectives. Strategic risk management serves to identify, assess and manage the risks inherent in the Group’s business strategy and includes taking swift action when some of those risks materialize. As strategic risks are those that potentially have the most impact on an organizations ability to achieve its business objectives, strategic risk assessments merit the time and attention of executive management and are therefore performed periodically by the Board for the Arrival Group as a whole as well as on individual company level.

Operational risk is the risk of direct or indirect loss arising from a wide variety of causes associated with the Group’s processes, personnel, technology and infrastructure, and from external factors other than financial risks such as those arising from natural disasters, legal and regulatory requirements and generally accepted standards of corporate behaviour. These risks arise from all the Group’s operations. It is the Company`s objective to effectively manage operational risks in a way to balance the threat of direct financial losses and possible reputational damages to the Group while avoiding control procedures that are too costly or restricting the initiative and creativity required to follow a successful development path.

Legal risk, often defined as part of operational risk, includes the risk of financial or reputational loss resulting from any type of legal issue. It can be caused by a variety of factors like claims made against us, the failure to prepare a proper defense to a claim, a change in the law, or failure to take appropriate measures to protect our assets. We are managing our exposure to legal risk through implementing processes and controls for proper legal management like timely and efficient intellectual property registration to safeguard our assets or health and safety training for our employees in order to ensure their well being and to reduce the risks arising from compensation claims.

Compliance risk is the risk of financial loss, including reputational damages, monetary fines and other penalties, which arises from non-compliance with the laws and regulations in the countries we operate. Our compliance risk management strategy is designed to minimize this risk and includes detailed written procedures which are incorporated in many of our processes, comprehensive training for our employees, as well supervision exercised by dedicated compliance personnel. The compliance policies, procedures and training materials are revisited on a regular basis in light of new internal processes or changing regulations.

In order to ensure compliance with the various financial reporting requirements we have set up an accounting control system that is designed to ensure that all business transactions are timely and correctly accounted for and which ensures that reliable data on the Company’s financial situation is readily available. It ensures compliance with legal requirements, accounting standards and generally accepted accounting rules. By separating financial functions and through ongoing review, we ensure that potential errors are identified on a timely basis and accounting standards are complied with. Our internal control system is considered as an integral component of our overall risk management policy. The purpose of our internal control system for accounting and reporting is to ensure compliance with all legal stipulations applicable in the various countries we operate in and for reporting to the capital markets the strict adherence to International Financial Reporting Standards as issued by the IASB and the uniform application of such accounting standards throughout the entire Group. In addition, we perform regular assessments of material transactions and critical accounting estimates to help identify and minimize any risk with a direct influence on financial reporting. The consolidated financial statements and the financial statements of all material subsidiaries are subject to external audits which act as an independent check and monitoring mechanism of the accounting system and its output.

We periodically monitor changes in accounting standards and obtain the advice of external financial and legal experts to reduce the risk of accounting misstatements in complex issues. As part of its evolution, the Company implements continuous improvements in its risk management and internal control systems.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
Risk due to COVID-19 pandemic

The COVID-19 pandemic has created considerable macro-economic uncertainty for all sectors. The immediate risk to the Group is limited due to our ability, in general, to work remotely or to continue working on site in a controlled fashion for critical engineering work. Our Health and Safety team is continuously evaluating the situation as it evolves and adjusts our response accordingly when the risk profile changes.

Furthermore, an analysis was made to assess the impact of COVID-19 on the most significant balance sheet items of our Group:

a.Capitalized development costs - These assets are in relation to projects that will deliver value via electric vehicle production and services for these vehicles starting in 2022. We do not consider that there is any impairment we anticipate that demand for Arrival’s electric vehicles to be largely unimpacted by the pandemic.
b.The Group’s right-of-use assets for leased property is not impacted by COVID-19 as we continue to plan to build micro-factories in these locations. As the activities of the Group has continued to grow over 2021 which required the Group to lease additional premises in UK, USA, Russia, Spain, Israel and Mauritius. As the real estate market has been impacted by COVID-19, this presented us with the opportunity to enter into lease agreements which are more favorable than initially budgeted.

Financial Risk Management

Financial risk comes from a single or a combination of different types of market-related factors associated with financial activities. This risk arises through a possible future change in one or more variables like interest rates, security prices, commodity prices, foreign exchange rates, index of prices or rates, a credit rating or credit index or from a change in some other financial or non-financial variables. Any variations in the cash flow, financial outcomes, and firm-value resulting from the influence of such market-related lead to financial risk.

The Group’s activities expose it to a variety of financial risks and our financial risk management function focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position, financial performance, and on its cash flows. We closely monitor our exposure and regularly evaluate the opportunities of entering into derivative financial instruments to mitigate such risks. The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Operationally financial risk management is carried out predominantly by our central treasury department under the policies set by the Board. Its objective is to identify, evaluate, mitigate, and potentially hedge financial risks in close co-operation with the operating units in which such risks arise.

For monitoring purposes the overall financial risk is further divided into liquidity, credit, and market risk (including interest rate risk and foreign currency risk) within the Arrival Group.

This note presents information about our exposure to each of the financial risks and our objectives, policies and processes for measuring and managing such risks. Further quantitative disclosures are included in the respective subsections throughout the notes to the consolidated financial statements.

Liquidity risk

Liquidity risk is defined as the risk of incurring losses resulting from the inability to meet payment obligations in a timely manner when they become due or from being unable to do so at a sustainable cost. The Board has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term liquidity requirements. We manage our liquidity risk by obtaining sufficient funding in a timely manner, maintaining

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
adequate reserves and by monitoring forecasted cash flows at regular intervals. In the financial years 2020 and 2021, the COVID-19 pandemic did not have any material adverse effects on the liquidity of the Arrival Group.

During 2021, the Company has increased its liquidity position among others through an increase of its share capital and the issuance of convertible notes. Such transactions are explained in more detail in the respective parts of the notes.

Credit risk

Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. We have adopted a policy of dealing only with creditworthy counterparties and consider obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. Currently the credit risk arises mainly from cash and cash equivalents as well as from the loans that have been provided to employees as participants of the RSP. The credit risk arising from trade receivables is insignificant as production has not started yet.

All material amounts of cash and cash equivalents are generally held with banks and other financial institutions which are rated as investment grade. Due to this fact and the short remaining maturities we believe that the credit risk pertaining to our cash and cash equivalents is low. No impairments on cash and cash equivalents were identified in the financial year 2021.

In addition, management is monitoring the expected credit risk from the non-repayment of the loans that have been provided to employees as participants of the RSP. These loans are pledged over the shares of the Company and they mature in October 2027 and 2030. Management is closely monitoring all amounts due and takes actions where it is necessary to do so to mitigate its exposure to credit risk.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks. As a result of our business and the global nature of our operations, Arrival is exposed primarily to the market risks from changes in interest rates and foreign currency exchange rates, while commodity price risks arise from procurement. As of December 31, 2021, none of the Group entities has entered into any derivative financial instrument to hedge such risks. The Group`s exposure to interest rate risk and foreign currency risk is continuously monitored by our risk management personnel and we regularly check the opportunities by weighing the costs and potential benefits of entering into a variety of derivative financial instruments to mitigate such risks. As of December 31, 2021, changes to interest rates will not have material impact on the Group.

IFRS 7 requires a sensitivity analysis that shows the impact on income statement and on items recognized directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held by the entities of the Group. For the purposes of the sensitivity analysis all other variables are held constant, although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Groups’ subsidiaries, as well as non-financial assets and liabilities are not included in this analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries. The impact is calculated with the reference to the financial assets or liabilities held as at year end. The Group's subsidiaries are mainly exposed to currency risk from fluctuation of USD against the function currency of the entities of the Group for 2021 and in EUR in 2020. The currency expose to USD amounts to EUR47 million (2020: nil) and the exposure to EUR amounted to EUR1.4 million (2020: EUR6.6 million). All other currency impacts are not expected to be material to the Group.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
4. RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (continued)
The following table shows the most relevant exchange rates against the euro that were used in the presentation of the consolidated financial statements:

		Closing rate December 31		Average rate for the year ended December 31
Country	ISO Code	2021	2020	2021	2020

Australia	AUD	0.641459	n.a.	0.634813	n.a.
China	CNY	0.138672	n.a.	0.130994	n.a.
England	GBP	1.192944	1.112347	1.162567	1.124403
India	INR	0.011873	n.a.	0.011436	n.a.
Israel	ILS	0.284493	0.253505	0.261349	0.254882
Mauritius	MUR	0.020204	n.a.	0.020290	n.a.
Mexico	MXP	0.043068	n.a.	0.041679	n.a.
Russia	RUB	0.011809	0.010933	0.011466	0.011873
Singapore	SGD	0.653539	0.616599	0.629078	0.633446
USA	USD	0.883697	0.814930	0.845116	0.871840

The fluctuation of foreign exchange rates resulted in a net foreign exchange gain amounting to EUR 3,359,509 which was recognized within finance income (2020: net foreign exchange loss of EUR (578,446) was recognized within finance costs).

Capital Management

The Board`s capital management objectives are to ensure the Group’s ability to continue as a going concern, to finance its long-term growth, and to achieve and maintain an optimal capital structure through a balanced mix of debt and equity considering the positive effects of the debt tax shield and the additional costs of financial distress that result from increased leverage. For the accomplishment of this objective the Group monitors various internal factors like the development of certain financial ratios over time and also considers external factors like changes in the competitive environment or in the overall economic conditions.

As the Company is still in the development stage, the main focus currently rests with the start of production of our vehicle. Our capital budgeting process is subject to substantial review and governance. The Board approves all major capital plans, including those for key legal entities and businesses and such plans are reassessed and, if the need may be, adjusted periodically.
As of December 31, 2021, the Group did not generate any cash flows from sales as production had not commenced. But as the first initial order of 10,000 vehicles from UPS has been received, which is subject to modification or cancellation at any time, and the first production facilities are almost ready for operations it is expected that cash flow generation will begin in Q3 2022.

5. OPERATING SEGMENTS

A.Reportable segment

Information reported to the Group’s Board (the Chief Operating Decision Maker (CODM)) for the purposes of resource allocation and assessment of segment performance is focused on the research and development of the electric vehicles. The

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2020, 2019 and 2018

5. OPERATING SEGMENTS (continued)
Group has setup entities that will operate in the manufacturing and distribution, however at this stage, the Board reviews all the financial information as a single segment: Automotive.

B. Segment data

The following is an analysis of the Group’s segment results for the reportable segment for the years ended 31 December 2021, 2020 and 2019:

In thousands of euro	Automotive	Automotive	Automotive
	2021	2020	2019
Administrative expenses	(144,541)	(75,133)	(31,392)
Research and development expenses	(48,239)	(17,974)	(11,149)
Finance income	148,057	2,703	51
Finance cost	(27,620)	(5,758)	(3,235)
Loss for the year	(1,103,575)	(83,215)	(48,096)
Additions to PP&E and intangibles	343,369	163,573	101,928

The Company provides regularly to the Board, the measure of property, plant and equipment and intangible assets for the Automotive segment. The following table is breakdown of the segment’s balance sheet information for the years ended 31 December 2021 and 2020:

In thousands of euro	Automotive	Automotive
	2021	2020
Balance sheet information
Property, plant and equipment	240,018	112,719
Intangible assets and goodwill	366,446	171,726

C. Geographical information

The Automotive segment is managed on a worldwide basis and operates research and development primarily in the UK, the US, Germany, Lithuania, Russia and Israel. The manufacturing facilities are currently being built in the UK and the US. The geographic information analyzes the Group’s non-current assets by the Company’s country of domicile and other countries. Once revenue has been incurred it is envisaged to present it separately based on the geographic location of the subsidiary generating the revenue. The non-current assets correspond to property, plant and equipment as well as to intangible assets.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

5. OPERATING SEGMENTS (continued)

In thousands of euro	Automotive	Automotive
	2021	2020
Property, plant and equipment
UK	178,587	78,343
US	42,258	25,054
Spain	11,005	—
Russia	5,375	2,820
Others	2,793	6,502
Total	240,018	112,719

Intangible assets and goodwill
UK	366,401	170,110
Others	45	1,616
Total	366,446	171,726

6. PROPERTY, PLANT AND EQUIPMENT

In thousands of euro	Land and Buildings[1]	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction[2]	TOTAL
Cost
At January 1, 2021	93,716	25,953	5,691	602	5,142	131,104
Additions	83,776	16,303	1,617	361	45,255	147,312
Disposals	(122)	(926)	(167)	(7)	—	(1,222)
Modification of lease[3]	68	—	—	—	—	68
Cancellation of leases[4]	(3,586)	—	—	—	—	(3,586)
Transfers	788	2,975	—	—	(3,500)	263
Foreign exchange differences	8,619	2,372	457	57	1,819	13,324
At December 31, 2021	183,259	46,677	7,598	1,013	48,716	287,263

Depreciation/impairment
At January 1, 2021	(6,447)	(10,321)	(1,398)	(219)	—	(18,385)
Depreciation	(13,141)	(7,983)	(1,338)	(220)	—	(22,682)
Impairment[5]	(3,879)	(2,310)	(177)	(185)	(204)	(6,755)
Impairment reversal	883	—	—	—	—	883
Cancellation of leases	717	—	—	—	—	717
Disposals	122	841	119	4	—	1,086
Transfers	—	124	(58)	(66)	—	—
Foreign exchange differences	(840)	(1,081)	(148)	(31)	(9)	(2,109)
At 31 December 2021	(22,585)	(20,730)	(3,000)	(717)	(213)	(47,245)

Net book Value
At January 1, 2021	87,269	15,632	4,293	383	5,142	112,719
At December 31, 2021	160,674	25,947	4,598	296	48,503	240,018

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

6. PROPERTY, PLANT AND EQUIPMENT (continued)

In thousands of euro	Land and Buildings[1]	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction[2]	TOTAL
Cost
At January 1, 2020	23,945	16,268	3,536	116	1,533	45,398
Additions	50,491	10,541	2,460	83	3,731	67,306
Disposals	—	(157)	(231)	—	—	(388)
Modification of lease[3]	24,506	—	—	—	—	24,506
Additions through business combinations under common control	—	139	131	392	—	662
Transfers	(1,812)					(1,812)
Additions through business combinations	165	735	4	10	—	914
Foreign exchange differences	(3,579)	(1,573)	(209)	1	(122)	(5,482)
At December 31, 2020	93,716	25,953	5,691	602	5,142	131,104

Depreciation/impairment
At January 1, 2020	(3,549)	(5,984)	(864)	(54)	—	(10,451)
Additions through business combinations under common control	—	(59)	(25)	(95)	—	(179)
Depreciation	(6,157)	(4,984)	(788)	(72)	—	(12,001)
Modification of lease[3]	1,114					1,114
Transfers	1,812					1,812
Impairment	—	(25)	—	—	—	(25)
Disposals	—	157	225	—	—	382
Foreign exchange differences	333	574	54	2	—	963
At December 31, 2020	(6,447)	(10,321)	(1,398)	(219)	—	(18,385)

Net book Value
At January 1, 2020	20,396	10,284	2,672	62	1,533	34,947
At December 31, 2020	87,269	15,632	4,293	383	5,142	112,719
1.Land and Building comprise cost of right-of-use assets of properties for EUR 173,004,035 (2020: 93,575,296), accumulated depreciation for EUR 19,169,540 (2020: EUR 6,559,257) and accumulated impairment for EUR 2,755,142.
2.Assets under construction classified under property, plant and equipment are assets bought and/or lease hold improvements that are not ready for use. Additions to assets under construction include capitalized borrowing costs directly related to the building of the factories for EUR 113,259 (2020: EUR -), calculated using a capitalization rate of 21%.
3.During 2020, the Group has entered a number of new leases and amended several existing agreements. The Group has entered into 4 lease agreements in the USA which have a right-of-use assets of EUR 23,770,000. In addition, the Group has leased office and factory buildings in the UK of total right-of-use asset value of EUR 24,683,000. Due to the growth the Group, we have renegotiated several of the existing lease agreements, which resulted in obtaining better terms and at the same time extent the period of the lease terms. The total modification of the lease amounted to EUR 24,506,000 of cost and EUR 1,114,000 of accumulated depreciation. In 2021, the Group entered into several lease agreements a total amount EUR 74,635,121. These additions are related, mainly, to offices and workshop spaces in the UK for EUR 60,765,004, to a workshop space in Spain for EUR 11,483,107 and in Russia for EUR 22,149,549.
4.Cancellation of leases relate to the cancellation of 3 leases in the UK, the net book value of the right-of-use assets cancelled amounted to EUR 2,869,267 resulting in a gain of EUR 1,096,778.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

6. PROPERTY, PLANT AND EQUIPMENT (continued)
5.Impairment of right-of-use assets booked in 2021 relate mainly to right-of-use assets of leases in Germany under dispute for EUR 1,824,188, to a workshop space in the US for EUR 932,693 and to a lease in Israel for EUR 721,772 being part of the fixed assets of the Charing Stations cash generating unit impaired. The impairment of right-of-use asset related to the workshop space in the US was reversed in the same year as the group assessed that the circumstances that initially led to booking the impairment do no longer exist at December 31, 2021.
An impairment loss of EUR 3,916,361 was recorded related to the property, plant and equipment of Charging Stations and Roborace cash generating units.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
7. INTANGIBLE ASSETS AND GOODWILL

In thousands of euro	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2021	28	208,787	467	4,542	213,824
Additions	—	190,899	—	5,158	196,057
Transfers	—	(263)	—	(325)	(588)
Disposals	—	(705)	—	(240)	(945)
Foreign exchange differences	—	20,016	35	444	20,495
At December 31, 2021	28	418,734	502	9,579	428,843

Amortization/impairment
At January 1, 2021	(2)	(39,978)	(83)	(2,035)	(42,098)
Amortization	—	—	(62)	(2,280)	(2,342)
Disposals	—	—	—	233	233
Transfers	—	—	—	325	325
Impairments	—	(14,572)	(275)	—	(14,847)
Foreign exchange differences	—	(3,464)	(17)	(187)	(3,668)
At December 31, 2021	(2)	(58,014)	(437)	(3,944)	(62,397)

Net book Value
At January 1, 2021	26	168,809	384	2,507	171,726
At December 31, 2021	26	360,720	65	5,635	366,446

In thousands of euro	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Cost
At January 1, 2020	6	124,938	104	2,394	127,442
Additions	26	91,996	—	2,304	94,326
Additions through business combinations under common control	—	—	361	—	361
Additions through business combinations	—	—	—	4	4
Transfers	(4)	—	—	—	(4)
Disposals	—	—	—	(10)	(10)
Foreign exchange differences	—	(8,147)	2	(150)	(8,295)
At December 31, 2020	28	208,787	467	4,542	213,824

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
7. INTANGIBLE ASSETS AND GOODWILL (continued)

In thousands of euro	Goodwill	Assets under construction[1]	Patent, trademarks and other rights	Software	TOTAL
Amortization/impairment
At January 1, 2020	(6)	(41,949)	(17)	(1,220)	(43,192)
Amortization	—	—	(27)	(893)	(920)
Additions through business combinations under common control	—	—	(39)	—	(39)
Transfers	4	—	—	—	4
Disposals	—	—	—	5	5
Impairment	—	(366)	—	—	(366)
Foreign exchange differences	—	2,337	—	73	2,410
At 31 December 2020	(2)	(39,978)	(83)	(2,035)	(42,098)

Net book Value
At January 1, 2020	—	82,989	87	1,174	84,250
At December 31, 2020	26	168,809	384	2,507	171,726
1.Assets under construction include all costs of projects that are in development phase. The projects under development relate to electric vehicles, electric vehicle components and software. Assets under construction include equipment, tolling and parts that have been acquired during which will be used for the development of Arrival's projects. The amount of these additions during the year amounted to EUR 35,476,145 (2020: EUR 15,845,777)

Additions to assets under construction are net of grants and research and development tax incentives and grants of EUR 14,031,310 (2020: EUR 6,728,861).

We record impairment losses on long-lived assets and internally developed intangibles, when events and circumstances indicate the assets may be impaired. In the fourth quarter, the company assessed that two projects were no longer considered core projects that we plan to complete. These assets were therefore impaired. An impairment loss of EUR 13,629,154 was recorded related to the assets under development of these cash generating units.

In addition to evaluating assets when a trigger for impairment occurs, Arrival performs annual impairment testing. The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for the cash generating units (“CGU”), was determined using a fair value less cost of disposal model for the year ended December 31, 2021. The Group has evaluated the Automotive cash generating unit ("AUTO CGU") based on this model.

Fixed assets allocated to Charging Stations and Roborace have been fully impaired. In addition management has identified two leases that are not expected to generate future inflows and thus they have also been impaired, as well as leases that did not form part of the AUTO CGU which were also fully impaired.

For further information on impairment testing please refer to note 3.

Additions to assets under construction include capitalized borrowing costs directly related to the building of prototypes for EUR 198,012 (2020: EUR -), calculated using a capitalization rate of 21%.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

8. BUSINESS COMBINATIONS

A.    Acquisition of a business

On July 14, 2020, the Group acquired 100% of Arrival LT UAB (previously named Thor Motors UAB) for total consideration of EUR 2,500 satisfied in cash. Arrival LT UAB specialises in developing electric motors, inverters, gearboxes, as well as logistical and configuration services for batteries and it is believed that the addition of this entity and its workforce into our Group will strengthen further our R&D capabilities. The agreement for the acquisition was established at the beginning of January 2020. The operations of the company have been integrated with the rest of the Group on January 27, 2020, the date that management has determined the Group obtained control. The share purchase agreement was completed in July 2020 following an administrative delay due to COVID-19. The undertaking was into research and development and had no commercial operations. The Company had reported a loss of EUR 210,000 for the period until acquisition date and have reported a profit of EUR 1,254,000 (before intercompany eliminations) for the period ended December 31, 2020.

a.    The identifiable net assets acquired and liabilities recognized on acquisition were:

In thousands of euro	Note
Property, plant and equipment	6	914
Intangible assets	7	4
Trade and other receivables		89
Cash and cash equivalent		59
Lease liabilities		(153)
Deferred tax		(56)
Trade and other payables		(880)
Total		(23)

b.    Measurement of fair values

Assets acquired	Valuation technique
-Property, plant and equipment	Market comparison technique and cost technique was applied to all assets acquired. The valuation model considers market prices for similar items.

c.    Goodwill:

In thousands of euro	Note
Consideration transferred		3
Fair value of identifiable net assets		23
Goodwill		26

The goodwill recognized on the acquisition of Arrival LT UAB was attributed to the employee know-how.

B.    Business combinations under common control

During 2020, Arrival Luxembourg S.à r.l acquired 2 entities from the Kinetik Group. More specifically, on March 9, 2020, the Company acquired Arrival Solutions Germany GmbH for EUR 25,000 satisfied in cash and on July 20, 2020 Roborace Inc. was acquired for USD 10,000 (equivalent EUR 8,700) satisfied in cash.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
8. BUSINESS COMBINATIONS (continued)
On September 21, 2020 Roborace Ltd was contributed by Kinetik to the share premium account of Arrival Luxembourg S.à r.l. for EUR 57,000 without the issuance of any shares. Roborace Ltd and Roborace Inc had cash balances of EUR 55,000 and EUR 39,000 respectively as at the date of acquisition.

These entities have been consolidated in the 2020 consolidated financial statements as business combination of entities under common control as these entities were previously subsidiaries of Kinetik, the controlling party. The difference between the acquisition price and the net assets acquired is recognized in retained earnings. An amount of EUR 666,000 was recognized in 2020 following the transactions that have occurred during the year. Similarly, in 2019 an amount of EUR 57,943,000 was recognized in the retained earnings in 2019. The impact of these transactions on tangible and intangible assets is also shown separately in note 7 and 8.

On April 11, 2019, the Arrival Luxembourg S.à r.l. entered into a Share Purchase Agreement with K Cybernation S.à r.l. for the acquisition of Arrival M Ltd for an amount of EUR 3,322,000. In addition, on September 2, 2019, K Robolife S.à r.l. sold Arrival R Ltd to Arrival Ltd for an amount of EUR 61,134,000 and Arrival USA Inc to Arrival Luxembourg S.à r.l. for an amount of EUR 4,515,000.

Following the completion of the 2019 mentioned transactions, the amount that was due by the Arrival Luxembourg S.à r.l. to K Cybernation S.à r.l. and K Robolife S.à r.l. amounted to EUR 68,971,000.

9. TRADE AND OTHER RECEIVABLES
A.    Non-Current trade and other receivables

	2021	2020
In thousands of euro
Loans receivable	19,099	1,841
Call deposit	4,051	1,617
Cash Guarantees and deposits	12,957	7,328
Other	49	—
Total	36,156	10,786

Non-current trade and other receivables are composed of financial assets classified as at amortized cost.
The Group classifies its financial assets as at amortized cost if both of the following criteria are met:

•The assets are held within a business model whose objective is to collect the contractual cash flows and
•The contractual terms give rise to cash flows that are solely payments of principal and interest.

(i)    Loans receivable

During October 2020, Arrival Group entities entered into multiple loan agreements with the Wider Group Employees and provided (a) interest free 12 months loans in an aggregate amount of EUR 38,257,000 , (b) 10 years loans with an annual interest rate of 1.12% in an aggregate amount of EUR 2,451,000 and (c) 10-year loans with an annual interest rate of 1.50% in an aggregate amount of EUR 1,402,000 (d) interest free 10 years loans in an aggregate amount of EUR 476,000 to the RSP participants to finance the purchase of ordinary shares in Arrival Luxembourg S.à r.l. This was a non-cash transaction.
At initial recognition the loans have been measured at fair value of EUR 27,400,000 (note 13B). The loans, as per the accounting policy of the group, are accounted for at amortized cost and the impact of the interest generated is presented in finance income as interest receivable (see note 21). The difference between the fair value and the nominal value of the loans has been recorded in the RSPs reserves.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
9. TRADE AND OTHER RECEIVABLES (continued)
On September 30, 2021, the Group signed new loan agreements with some employees of the Group, in order to re-finance the RSP loans of the employees that were expiring in October 2021. Due to the refinancing, IFRS 9 requires derecognition of the carrying amount of the loans re-financed and to recognize the fair value of the new loans granted. The carrying amount the loans that has been derecognized amounted to EUR 32,291,894. The fair value of the new loans granted amounted EUR 28,664,736. The net impact amounted to EUR 3,628,000 and it is presented in Finance cost (see note 21).

As of December 31, 2021, management decided to amend the terms of the loans maturing in October 2022 and to extend them to October 10, 2027. The loan extension has been approved by the Board of Directors on April 8, 2022. Accordingly, management has reassessed the expected redemption date for all loans and based on the updated redemption dates the BSMOPM yields a fair value of the loans maturing in October 2027 of EUR 18,188,945 and a fair value for the loans maturing on October 10, 2030, of EUR 2,074,172. The difference between the carrying amount of the loans expected to mature in 2027 and the fair value of this loans has been recorded as impairment of RSP for EUR 11,086,000 loans and it is presented in the Finance cost (see note 21).

The change in estimate of the repayment for the RSP loans maturing in 2030 has resulted in a charge to the consolidated statement of profit or (loss) for the period of an amount of EUR 1,475,454.

An analysis indicating the sensitivity of the loans fair value to a change in some key input factors can be found in the section regarding the “use of estimates and judgements” within page F-23.

(ii)    Call deposits

The Call deposit is comprised of deposits the Group have made for facilities in the US and the Group does not have the right to withdraw the money. The Call deposits will be maintained and renewed as needed in order to comply with the terms of the lease agreements.

(iii)    Cash guarantees and deposits

Cash guarantees and deposits are amounts that some companies of the Group have deposited in escrow accounts in order to obtain a lease and/or to obtain services provided by third parties. The cash guarantees match each lease duration. The leases expire between 2 to 15 years.
B.    Current trade and other receivables

	2021	2020
In thousands of euro
R&D tax credits	13,103	21,298
VAT receivable	12,170	5,260
Other tax receivables	12,201	—
Call deposit	—	427
Deferred charges	986	43
Loans receivable	126	23,913
Impairment of other receivables	(37)	(6)
Other receivables	1,475	489
Total	40,024	51,424

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
9. TRADE AND OTHER RECEIVABLES (continued)
R&D Tax Credits are credits that our UK companies have claimed based on the R&D incentive program of the UK government. The Research and Development Expenditure Credit ("RDEC") incentive programme credits of EUR 14,031,310 (2020: EUR 6,728,861) are recognized in intangible assets and EUR 3,472,979 (2020: nil) as credit in the statements of profit or loss against non-capitalized programme expenses. Small and Medium Enterprise Research and Development ("SME R&D") relief is credited to tax expense in the consolidated statement of profit or (loss) (see note 17A), in 2021 Arrival was no longer eligible to the tax relief offered by the program due to size, in 2020 the relief credited to tax expense was EUR 13,252,206. Loans receivable comprises short term loans to employees including mobility incentive scheme of cycling to work.

10. PREPAYMENTS

In thousands of euro	2021	2020
Non-current assets
Prepayments for inventories	20,664	—
Prepayments	20,664	—
Current assets
Prepayments for tangibles	16,254	4,063
Prepayments for intangibles	8,171	13,099
Prepayment for inventories	13,050	—
Other prepayments	5,047	1,794
Prepayments	42,522	18,956

11. INVENTORY

In thousands of euro	2021	2020
Raw materials, consumables and others	21,776	11,820
Inventory write-downs	(1,471)	—
Inventory	20,305	11,820

Movements in the inventory write-downs are as follows:

In thousands of euro	2021	2020	2019
Inventory write-downs - opening balance	—	—	—
Charges to the statement of profit or (loss)	1,471	—	—
Deductions / Releases	—	—	—
Inventory write-downs - closing balance	1,471	—	—

12. CASH AND CASH EQUIVALENTS

In thousands of euro	2021	2020
Cash at bank	607,606	67,080
Short-term highly liquid investments	188,257	—
Total	795,863	67,080

Cash and cash equivalents includes deposits at banks and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to only insignificant risks of changes in fair value. The original maturity

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
or the remaining maturity at the date of purchase of such investments does not exceed three months. Bank balances and investments made in foreign currencies are translated at the exchange rate on the balance sheet date.
13. CAPITAL AND RESERVES

A.Share capital and share premium

		Number of shares as of December 31, (thousand shares)		Balance as of December 31, (EUR thousand)
	Note	2021	2020	2021	2020
Ordinary shares Fully paid[a]	(i)	657,661	880,000	5,256,625	267,142
Preferred A shares Fully paid[a]	(ii)/(vi)	0	76,413	0	260,500
a.The number of ordinary shares and preferred A shares for 2021 are of Arrival and for 2020 are of Arrival Luxembourg S.à r.l..
(i) Movements in ordinary shares

	Note	Number of ordinary shares (thousands)	Par value (EUR thousand)	Share Premium (EUR thousand)	Total (EUR thousand)
As at January 1, 2020		880,000	220,000	47,085	267,085
Contribution of shares by Kinetik	(x)	(50,000)	(12,500)	—	(12,500)
Contribution of Roborace Ltd by Kinetik	8B	—	—	57	57
Treasury shares	(x)	37,508	9,377	—	9,377
Shares sold to RSP Scheme members	(x),(xi)	12,492	3,123	—	3,123
As at December 31, 2020		880,000	220,000	47,142	267,142
Initial share capital of Arrival		300	30	—	30
Reduction of capital of Arrival	(iv)	(300)	(30)		(30)
Adjustment on exchange of ordinary share of Arrival Luxembourg S.à r.l. for ordinary shares in Arrival *	(v)/(xiv)	(388,816)	(170,881)	3,873,755	3,702,874
Exchange of preferred A shares of Arrival Luxembourg S.à r.l. for ordinary shares in Arrival*	(vi)/(xiv)	42,651	4,265	256,235	260,500
Issuance of share capital as consideration for the merger with CIIG	(vii)	72,322	7,232	602,413	609,645
Treasury shares	(x)	(50)	(5)	—	(5)
Sale of treasury shares	(x)	50	5	—	5
Conversion of warrants into shares	(viii)	14,274	1,427	117,347	118,774
Issuance of share capital	(ix)	37,230	3,723	309,881	313,604
Less: Transaction cost arising on shares issued	(ix)	—	—	(15,914)	(15,914)
Balance as at December 31, 2021		657,661	65,766	5,190,859	5,256,625

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)
* The exchange of ordinary and preferred A shares of Arrival Luxembourg S.à r.l. for shares of Arrival are presented net in the consolidated statement of change in equity.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)
(ii) Movements in preferred A shares

	Note	Number of preferred A shares (thousands)	Par value (EUR thousand)	Share Premium (EUR thousand)	Total (EUR thousand)
Opening balance as at January 1, 2020	(xiii)	29,333	7,333	92,667	100,000
Increase of share capital	(xiii)	47,080	11,770	148,730	160,500
Balance as at December 31, 2020		76,413	19,103	241,397	260,500
Exchange of preferred A shares in Arrival Luxembourg S.à r.l. for ordinary shares in Arrival	(vi)	(76,413)	(19,103)	(241,397)	(260,500)
Balance as at December 31, 2021		—	—	—	—

(iii) Ordinary shares and preferred A shares

The authorized ordinary share capital of the Company is represented by 2,700,000,000 (2020: 300,000) of nominal value of EUR 0.10 each. The ordinary shares for 2020 amounted to 880,000,000 of nominal value of EUR 0.25 each which was the authorized ordinary shares of Arrival Luxembourg S.à r.l.

The authorized preferred A shares of the Company is nil (2020: nil). The preferred A shares for 2020 amounted to 88,000,000 of nominal value of EUR 0.25 each which was the authorized preferred A shares of Arrival Luxembourg S.à r.l.

(iv) Reduction of ordinary shares

On March 23, 2021, during the Extraordinary General Meeting of Arrival it was resolved to reduce the share capital by an amount of EUR 30,000 by cancellation of 300,000 shares held by Arrival Luxembourg S.à r.l. and to allocate the amount of the capital reduction to Equity reserves.

(v) Exchange of ordinary share held in Arrival Luxembourg S.à r.l. for ordinary shares of the Company

On March 23, 2021, the Directors of Arrival resolved to increase the share capital of the Company by EUR 49,118,386 and accept the subscription for the ordinary exchange new shares by Kinetik, Arrival Luxembourg S.à r.l. and Computershare Trustees (Jersey) Limited (the “Trust”) and accept payment for these new shares by contributions in kind consisting shares of Arrival Luxembourg S.à r.l. In total, 880,000,000 shares of Arrival Luxembourg S.à r.l have been exchange for 491,183,856 new shares of the Company having a share premium of EUR 3,920,896,271 (see note (xiv) for impact for exchange of share from Arrival Luxembourg S.à r.l. to Arrival).

(vi) Exchange of preferred A share held in Arrival Luxembourg S.à r.l. for ordinary shares of the Company

On January 4, 2021, the Directors of Arrival resolved to increase the share capital of the Company by EUR 4,265,114 and accept payment for these new ordinary shares by contributions in kind consisting of the preferred A shares the contributors held in Arrival Luxembourg S.à r.l. The aggregate amount contributed amount to EUR 260,500,001 (see note (xiv) for impact for exchange of share from Arrival Luxembourg S.à r.l. to Arrival).

(vii) Issuance of new ordinary shares to CIIG for the reverse merger

On March 24, 2021, the Directors of Arrival resolved to increase the share capital of the Company by EUR 7,232,227 by issuing 72,322,267 new ordinary shares with a nominal value of EUR 0.10 each having the same rights and privileges as the existing shares and to accept payment for these new shares by contributions in kind consisting in all the class A common stock issued by CIIG Merger Corp. (“CIIG”) with a par value of USD 0.0001 per share (other than such class A common stock held in treasury by CIIG Merger Corp.) by the stockholders of CIIG Merger Corp. through the merger of Arrival Vault Inc (previously names ARSNL Merger Sub Inc.) into CIIG Merger Corp. with payment of a share premium

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)
in an aggregate amount of EUR 602,413,453. All contributions in kind represent a value in an aggregate amount of EUR 609,645,680. The total net cash received from the merger amounted to EUR 534,413,000. The fair value of the of the shares issued amounted to EUR 1,346,908,781 and the consideration received amounted to EUR 609,645,680 as indicated previously.The difference of an amount EUR 737,264,000 has been recognized, as per the requirements of IFRS 2, in other reserves.

(viii) Redemption of warrants

On June 18, 2021, the Company announced that it elected to redeem all outstanding public warrants that were issued under the Warrant Agreement dated December 12, 2019 (see note 16). One public warrant was exchanged for one ordinary share at USD 11.50 per share. The Company has issued 12,225,957 new ordinary shares to the public warrant holders that did exercise their option. The Company has raised a total amount of EUR 118,570,187 allocated as follows between share capital and share premium: share capital EUR 1,222,596 and share premium EUR 117,347,000.

Following the announcement for the redemption of warrants, several private warrants holders have also exercised their right to redeem their warrants on a cashless basis. As of December 31, 2021 4,783,334 private warrants have been exercised resulting in the issuance of 2,048,117 new ordinary shares increasing the share capital of the Company by EUR 204,812.

The difference between the fair value of the warrants and the shares issued has been recorded in Equity reserves (see note 13).

(ix) Issuance of new ordinary share – public follow-on offering

On November 23, 2021, the Company has issued 37,229,736 new ordinary shares, including the full exercise by the underwriters of their option to purchase an additional 4,856,052 ordinary shares. The total proceeds from the issuance of these new shares amounted to EUR 313,603,912 and the amount has been allocated between share capital and share premium as follows: share capital: EUR 3,722,974 and share premium: EUR 309,880,938. For the issuance of these shares, the Company incurred an incremental cost of EUR 15,913,588. As per IAS32, transaction costs of an equity transaction are accounted as a deduction from equity. The amount identified as incremental cost has been deducted from share premium.

(x) Treasury shares

On October 8, 2020, Kinetik contributed 50,000,000 ordinary shares of Arrival Luxembourg S.à r.l. with a nominal value of EUR 0.25 each in Arrival Luxembourg S.à r.l. The treasury shares have been exchanged for shares of the Company (see note 13A(v)).

Treasury shares are shares held by the Company for the purpose of issuing shares to the employees under the Arrival Share Option Plan 2020 scheme and the Restricted Stock Unit scheme (see note 23).

Details	Note	Number of shares (thousands)
Opening balance as at January 1, 2020		—
Contribution of Treasury shares by Kinetik	x	50,000
Acquisition of shares by the Trust	xi	(12,492)
Closing balance as at December 31, 2020		37,508
Adjustment on transfer of treasury shares from Arrival Luxembourg S.à r.l. to Arrival		(16,572)
Acquisition of treasury shares		167
RSU scheme shares allocated		(13)
SOP scheme shares allocated		(204)
Closing balance December 31, 2021		20,886

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)

The acquisition of treasury shares and the shares allocated to RSUs and SOPs have been presented net in note 13(i).

As described in the note above the treasury shares have been contributed by Kinetik to Arrival Luxembourg S.à r.l.. As per Luxembourg Law own shares are not cancelled, thus we present the movements between new shareholders and the treasury shares held by the Company in table (i), which have nil impact. A reconciliation of treasury share movement is presented in the table above.

The adjustment on transfer of treasury shares from Arrival Luxembourg S.à r.l. to Arrival was done to facilitate the reverse merger. CIIG shares have been of USD 10 each, while the shares of Arrival Luxembourg S.à r.l. were EUR 0.25 each. Arrival's ordinary shares are of nominal value of EUR 0.10 each. For the exchange of share between Arrival Luxembourg S.à r.l. and Arrival, a ratio of 0.55816 has been used for all owners of shares of Arrival Luxembourg S.à r.l..

(xi) Treasury shares sold to RSPs

On October 8, 2020, Arrival Luxembourg S.à r.l. adopted the Arrival Restricted Share Plan 2020 under which awards may be made, comprising the acquisition of ordinary shares in the capital of Arrival Luxembourg S.à r.l. by employees or other eligible persons under and subject to the terms of the RSP and the restricted share agreement to be entered from time to time, with the shares held in their name or on their behalf by a nominee. On the same date, Arrival Luxembourg S.à r.l. and Computershare Trustees (Jersey) Limited (the “Trust”) entered into a nominee agreement dated October 8, 2020 under which the Trust, acting as nominee, shall hold legal title to the shares on behalf of the participant, on and subject to the rules of the RSP and the terms of the restricted share agreement.

Between October 9, 2020 and October 12, 2020, Arrival Luxembourg S.à r.l. entered into multiple restricted share agreements with RSP participants and made awards comprising the acquisition of 12,491,723 ordinary shares in the capital of the Company for an aggregate purchase price of EUR 42,585,408 payable by the participants.

(xii) Conversion of share premium to share capital

On October 4, 2019, in an Extraordinary General Meeting of the Arrival Luxembourg S.à r.l., it was resolved to reduce the nominal value of the ordinary shares from EUR 1.00 to EUR 0.25 and to convert 16,000 ordinary shares with a nominal value of EUR 1.00 each into 64,000 ordinary shares with a nominal value of EUR 0.25 each. In addition, it was decided to increase the share capital of Arrival Luxembourg S.à r.l. by an amount of EUR 219,984,000 by issuing 879,936,000 ordinary shares with a nominal value of EUR 0.25 which were entirely paid up through the conversion of existing distributable reserves into share capital of the Company.

(xiii) Issuance of preferred A shares

On October 12, 2020, Arrival Luxembourg S.à r.l. issued, 44,146,679 new preferred A shares with a nominal value of EUR 0.25 each. At the same date, twelve BlackRock Funds and WCPF II Holding Ltd have subscripted to these shares for o total subscription price of EUR 150,500,001.92. An amount of EUR 11,036,669.75 was allocated to the share capital and EUR 139,463,332.17 to the share premium.

On January 29, 2020, the board of Directors resolved to issue 2,933,334 new preferred A Shares with a nominal value EUR 0.25 each and with an aggregate share premium of EUR 9,266,666.50 so as to raise the share capital of Arrival Luxembourg S.à r.l. from EUR 227,333,335.25 to EUR 228,066,668.75. On the same date, these shares were subscribed by United Parcel Service General Services Co ("UPS") for a total subscription price of EUR 10,000,000.00 with an additional condition on Arrival Luxembourg S.à r.l. and UPS to enter into the further binding agreement for the provision of a further at least 10,000 electric vehicles (in addition to the electric vehicles which are the subject of a commercial agreement entered between the parties).

In aggregate the total amount received from the issuance of preferred A shares amounted to EUR 160,500,001.92 allocating EUR 11,770,003.25 to the share capital of the company and EUR 148,729,998.67 to the share premium.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)
On December 30, 2019, in an Extraordinary General Meeting of the Arrival Luxembourg S.à r.l., it was resolved to increase the share capital of the Arrival Luxembourg S.à r.l. by an amount of EUR 7,333,335.25 by issuing 29,333,341 new preferred A shares with a nominal value of EUR 0.25 each. The total subscription price amounted to EUR 100,000,000 out of which an amount of EUR 92,666,667 in cash was allocated to the share premium.

(xiv) Impact on the shares from the change of Arrival Luxembourg S.à r.l. being the parent entity of the Group to Arrival

The below table summarizes the impact the exchange of shares that occurred and as described in the notes above:

In thousands	Share capital in Arrival	Share premium in Arrival	Share capital in Arrival Luxembourg S.à r.l.	Share premium in Arrival Luxembourg S.à r.l.	Exchange impact in share capital	Exchange impact in share premium
Ordinary shares	49,119	3,920,897	(220,000)	(47,142)	(170,881)	3,873,755
Preferred A shares exchange for ordinary shares	4,265	256,235	(19,103)	(241,397)	(14,838)	14,838
Total	53,384	4,177,132	(239,103)	(288,539)	(185,719)	3,888,593

The difference between the carrying amount of Arrival Luxembourg S.à r.l. shares of EUR527,642,310 (share capital and share premium) and the fair value at which the shares of Arrival have been issued of EUR4,230,614,657 (share capital and share premium) amounts to EUR3,702,872,347 which has been recognized in other reserves.

(xv) Kinetik contributions to Arrival Luxembourg S.à r.l.

During the financial year 2019, Kinetik made additional capital contributions to the share premium account for an aggregate amount of EUR 150,909,000. An amount of EUR 81,911,000 was contributed in cash and EUR 68,998,000 was contributed in kind (see note 8).

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
13. CAPITAL AND RESERVES (continued)
B.     Other reserves

	Notes	Foreign currency translation	Share based payments	RSPs	Equity reserves	Total
January 1, 2020		7,035	—	—	—	7,035
Other currency translations		(7,757)	—	—	—	(7,757)
Share-based expense		—	24,747	—	—	24,747
Sale of treasury shares to RSPs	xi			42,585		42,585
Difference between fair value and nominal value of shares held by the Trust	9	—	—	(15,185)	—	(15,185)
December 31, 2020		(722)	24,747	27,400	—	51,425
Other currency translation		28,970	—	—	—	28,970
Reduction of share capital	(iv)	—	—	—	30	30
Exercise of warrants into shares	(vii)	—	—	—	69,239	69,239
Adjustment of shareholding transfer from Arrival Luxembourg S.à r.l. to Arrival	(v/vi)	—	—	—	(3,702,874)	(3,702,874)
Issuance of share capital as consideration for the merger with CIIG		—	—	—	737,264	737,264
Share-based expense		—	4,387	—	—	4,387
Share options exercise	x	—	1,301	—	—	1,301
Purchased own shares	x	—	—	(1,017)	—	(1,017)
December 31, 2021		28,248	30,435	26,383	(2,896,341)	(2,811,275)
14. LOSS PER SHARE

A.    Basic loss per share

The calculation of basic loss per share has been based on the following losses attributable to ordinary shareholders and weighted number of shares outstanding:

i.    (Loss) attributable to ordinary shareholders:

	2021		2020		2019
In thousands of euro	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the period, attributable to the owners of the Company (basic)	(1,103,575)	(1,103,575)	(74,894)	(74,894)	(46,542)	(46,542)

For 2020 and 2019, the loss for the year has been adjusted to the percentage held only by the holders of ordinary shares. The Preferred A shares have the same rights to the reserves, but as they have priority over the ordinary shares in the event of liquidation of the Group as such as per IAS 33 requirements, they have been excluded from the basic loss per share calculation. As set out in note 1, a reorganization of the group in March has resulted in a significant change in the capital structure of the company. Shares have been exchanged (see note 13), have been adjusted by applying a ratio of 0.55816.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

14. LOSS PER SHARE (continued)
This is reflected in the weighted average numbers of shares used in the basic earnings per share calculation which are as follows:

In thousands of shares	2021	2020	2019
Ordinary shares as at January 1	466,762	491,184	9
Conversion of preferred A shares into ordinary shares	42,301	—	—
Issue of shares to CIIG shareholders	56,075	—	—
Issue of shares for exercise of warrants	7,035	—	—
Exercise of options by SOP participants	24	—	—
Shares repurchased from RSP participants	(42)	—	—
Shares granted to RSU scheme’s participants	3	—	—
Issue of ordinary shares	3,978	—	—
Share split	—	—	27
Conversion of distributable reserves into shares	—	—	491,148
Treasury shares and RSP Treasury shares and RSP 2020 shares shares	—	(6,481)	—
RSP shares vested	—	810	—
Weighted-average number of Ordinary shares as at December 31,	576,136	485,513	491,184

B. Diluted loss per share

i.    (Loss) attributable to Ordinary and preferred A shares (diluted)

In thousands of euro	2021		2020		2019
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
(Loss) for the period, attributable to the owners of the Company (diluted)	(1,103,575)	(1,103,575)	(83,215)	(83,215)	(48,096)	(48,096)

ii.    Weighted-average number of Ordinary and Preferred A shares

The Group did not include the impact of the following potential ordinary shares in the calculation of due to their antidilutive impact:

– Options issued under SOP share scheme

Options granted to employees under the SOP scheme are considered to be potential ordinary shares. 7,283,880 vested options are outstanding as of December 31, 2021. The options have not been included in the determination of basic loss per share. Details relating to the options are set out in note 23A.

– Warrants

The warrants issued in March 2021 to CIIG shareholders are considered to be potential ordinary shares. As of December 31, 2021, 2,391,666 private warrants are outstanding. These have not been included in the determination of the basic loss per share. Details relating to the notes are set out in note 16.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

14. LOSS PER SHARE (continued)
– Shares issuable under RSU scheme

At December 31, 2021, 37,500 shares are issuable to non-executives directors. These restricted share units are considered potential ordinary shares. They have not been included in the calculation of the basic loss per share. Details relating to RSUs are set out in note 23B.

–Convertible notes

The convertible notes are considered potential ordinary shares. The conversion price of the convertible notes is USD11.88 per ordinary share. The convertible notes have not been included in the calculation of the basic loss per share. Details relating to the notes are set out in note 15.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS

Reconciliation of movements of liabilities to cash flows arising from financing activities:

In thousands of euro	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
January 1, 2021		—	—	92,162	—	92,162	527,642	—	51,425	671,229
Changes from financing cash flows
Payment of lease liabilities	15	—	—	(3,403)		(3,403)	—	—	—	(3,403)
Payment of interest	15	—	—	(7,522)		(7,522)	—	(272)		(7,794)
Proceeds from the issuance of new shares	13(ix)	—	—	—	—	—	297,690	—	—	297,690
Cash received from merger with CIIG	13(vii)	—	—	—	—	—	534,413	—	—	534,413
Cash paid for redemption of public warrants	16	—	—	—	(6)	(6)		—	—	(6)
Proceeds from the issuance of shares to warrant holders	13(viii)	—	—	—	—	—	118,570	—	—	118,570
Proceeds from exercise of employee share options plan	13(x)	—	—	—	—	—	—	—	1,228	1,228
Issuance of convertible notes	15	275,923	—	—	—	275,923	—	—	—	275,923
Transaction costs for convertible notes	15	(751)	—	—	—	(751)	—	—	—	(751)
Total changes from financing cash flows		275,172	—	(10,925)	(6)	264,241	950,673	(272)	1,228	1,215,870
The effects of changes in foreign exchange rates		(825)	(798)	8,099	(1,762)	4,714	—	—	28,970	33,684
Other changes
Embedded derivative separation from convertible notes	15	(135,562)	135,562	—		—
Change in fair value of embedded derivatives	15	—	(29,957)	—		(29,957)
Warrants issued by Arrival	16	—	—	—	176,575	176,575	—	—	—	176,575
Adjustment of shareholding transfered from Arrival Luxembourg S.à r.l. to Arrival	13(v/vi)	—	—	—	—	—	3,702,874	—	(3,702,874)	—
Change in fair value of warrants	16	—	—	—	(102,173)	(102,173)		—	—	(102,173)
Warrants exercised	16	—	—	—	(69,443)	(69,443)	204	—	69,239	—
Reduction of share capital of Arrival	13(iv)	—	—	—	—	—	—	—	30	30
Equity settled share based payments	23	—	—	—	—	—	—	—	4,387	4,387
Additional value on consideration for issuance of shares for the merger with CIIG	13(vii)	—	—	—	—	—	75,232	—	737,264	812,496
Acquisition of treasury shares	13(x)	—	—	—	—	—	—	—	(1,017)	(1,017)

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS (continued)

In thousands of euro	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
Allocation of treasury shares to employees	13(x)	—	—	—	—	—	—	—	73	73
Interest payable	15,7,8	2,787	—	—		2,787	—	272	—	3,059
Interest on leases	15	—	—	8,326		8,326	—	—	—	8,326
New leases	15	—	—	72,491		72,491	—	—	—	72,491
Modification of leases	15	—	—	63	—	63	—	—	—	63
Cancellation of leases	15	—	—	(3,966)		(3,966)	—	—	—	(3,966)
Lease prepayments of 2020	15	—	—	(1,017)		(1,017)	—	—	—	(1,017)
Total of other changes		(132,775)	105,605	75,897	4,959	53,686	3,778,310	272	(2,892,898)	939,370
December 31, 2021		141,572	104,807	165,233	3,191	414,803	5,256,625	—	(2,811,275)	2,860,153

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS (continued)

In thousands of euro	Notes	Convertible notes	Embedded derivatives	Lease liabilities	Warrants	Total liabilities	Share capital/premium	Other	Other reserves	Total
January 1, 2020		—	—	22,988		22,988	367,085	—	7,035	397,108
Changes from financing cash flows
Payment of lease liabilities	15	—	—	(2,371)		(2,371)	—	—	—	(2,371)
Proceeds from the issuance of Preferred A shares						—	160,500	—	—	160,500
Proceeds from borrowings						—	12,396	—	—	12,396
Repayment of borrowings						—	(12,396)	—	—	(12,396)
Payment of interest	15	—	—	(4,324)		(4,324)	—	(51)	—	(4,375)
Total changes from financing cash flows		—	—	(6,695)		(6,695)	160,500	(51)	—	153,754
The effects of changes in foreign exchange rates		—	—	(3,438)		(3,438)	—	—	(7,757)	(11,195)
Other changes
Contribution by Kinetik without the issuance of shares	8B	—	—	—	—	—	57	—	—	57
Restrictive Share Plan to employees		—	—	—	—	—	—	—	27,400	27,400
Interest payable		—	—	—	—	—	—	51	—	51
Equity settled share-based payments		—	—	—	—	—	—	—	24,747	24,747
Interest on leases	15	—	—	4,733		4,733
New leases	15	—	—	49,990	—	49,990	—	—	—	49,990
Modification of leases	15	—	—	24,584	—	24,584	—	—	—	24,584
Total of other changes		—	—	79,307	—	79,307	57	51	52,147	131,562
December 31, 2020		—	—	92,162	—	92,162	527,642	—	51,425	671,229

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS (continued)

In thousands of euro	December 31, 2021	December 31, 2020
Non-current loans and borrowings
Lease liabilities	153,678	87,907
Convertible notes	140,527	—
Embedded derivatives	104,807	—
Total non-current loans and borrowings	399,012	87,907

Current loans and borrowings
Current portion of lease liabilities	11,555	4,255
Accrued interest payable on convertible notes	1,045	—
Total current loans and borrowings	12,600	4,255

The following table shows the carrying amount of the lease liabilities and the convertible notes and their expected future cash outflows split based on their maturities.

In thousands of euro	Carrying amount	Total	Within one year	Between 1 and 5 years	More than 5 years
31 December 2021
Leases	165,233	229,658	21,274	78,900	129,484
Convertible notes	141,572	332,490	10,117	322,373	—
31 December 2020
Leases	92,162	135,595	9,891	42,905	82,799

The Group leases office buildings and industrial buildings used for the development and production of our products. Depending on the type of lease and the location, the lease durations vary from 1 to 15 years.

In 2020, the Group entered into several lease agreements for factories and office spaces in the UK, Spain, the US, Mauritius and Russia for lease terms between 3 and 15 years.

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

The present values of the lease liabilities were calculated using a weighted-average discount rate of 6.45%.

In thousands of euro	2021	2020	2019
Amounts recognized in consolidated statement of profit or loss
Interest on lease liabilities	8,326	4,733	2,574
Interest on convertible notes	2,475	—	—
Expenses relating to short-term leases and low value leases	1,515	311	336
	12,316	5,044	2,910

Amount recognized in the statement of cash flows
Total cash outflow for leases	(10,925)	(6,695)	(3,287)
Proceeds from convertible notes	275,172	—	—

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS (continued)

The leased buildings are offices and industrial buildings used for the corporate, research and development and for the production of our products .

In September 2020, Arrival Luxembourg Sarl received a short-term loan from Kinetik for an amount of EUR 10,000,000. The loan was repaid in October of the same year. In addition, Arrival Luxembourg S.à r.l. received a EUR 1,402,000 loan from Kinetik, in October 2020 which was then has been assigned to Arrival Ltd. Subsequently this amount was contributed to the share capital of the latter.

In August 2020, the Group entered into a short-term loan with HBSC Bank for a total amount of EUR 2,396,000 in respect of its payroll arrangements. The amount was repaid in October of the same year.

Convertible notes

On November 23, 2021, Arrival issued convertible notes to qualified institutional investors. These convertible notes are accounted for as hybrid financial instruments, a note payable host contract and a conversion feature. The conversion feature is not closely related to the loan host and is accounted for as a derivative liability because the feature could require a variable number of shares to be issued upon conversion of each note, based on the decision of Arrival on how these notes will be settled (see terms and conditions below). Upon initial recognition, the proceeds from issuance were first allocated to the fair value of the conversion derivative.

The remaining proceeds were allocated to the note payable host contract. Subsequently, the conversion derivative is measured at fair value with changes recognized in finance income or finance cost through profit and loss. The note payable host contract is subsequently measured at amortized cost using the effective interest method.

The notes are denominated in USD and the issue price was EUR 275,923,374 (USD 310,400,000) for a principal amount of EUR 284,457,087 (USD 320,000,000) resulting in a discount of EUR 8,533,713 (USD 9,600,000). The nominal interest for those notes is 3.5% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2022. The convertible notes may be converted at the option of the holder after March 31, 2024, subject to certain conditions being met. Arrival may redeem the convertible notes after December 1, 2024, if certain conditions are met or at maturity on December 1, 2026.

At initial recognition EUR 139,610,354 (USD 157,050,222) were allocated to the host contract and EUR 135,561,580 (USD 152,500,000) to the embedded derivative. The transaction costs incurred amount to EUR 751,440 (USD 849,778) and were allocated entirely to the host contract. The net proceeds amounted to EUR 275,171,934.

As per the terms and conditions of the convertible notes agreement the convention rights of the holders are:

–Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount. On or after 1 June 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at the option of the holder.
–At any time prior to the close of business on the business day immediately preceding 1 June 2026 under one of the following circumstances:
a.conversion upon satisfaction of sale price of ordinary shares condition: during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
15. LOANS AND BORROWINGS (continued)
b.conversion upon satisfaction of trading price condition of convertible notes: during the five business day period after any five consecutive trading day period in which the trading price of the notes was less than 98% of the product of the last reported sale price of Arrival ordinary shares and the conversion rate on each such trading day.
c.conversion upon Arrival’s notice of redemption: Holders may convert all or any portion of their notes at any time prior to the close of business on the scheduled trading day prior to the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert such notes on account of our delivery of such notice of redemption will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert all or any portion of its notes until the redemption price has been paid or duly provided for.
d.conversion upon the occurrence of specified corporate events: Corporate events are defined as certain distributions under ordinary shares and fundamental change events like change of beneficial owner; sale, lease or transfer of all or substantially all of the consolidated assets and subsidiaries; liquidation or dissolution of the Company.
Arrival may choose to settle in cash or non-cash basis or a combination of cash and ordinary shares. The Company may redeem the notes, in whole but not in part, following the occurrence of certain tax law changes, as described in the Preliminary Offering Memorandum, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon Arrival giving such notice of redemption, a holder may elect not to have its notes redeemed, in which case the holder would not be entitled to receive the additional amounts relating to withholding tax.
The Company may also redeem for cash all or any portion of the notes, at the Company's option, on or after December 6, 2024 if the last reported sale price of the ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

As per the terms of the Convertible Notes agreement, the holders of the instrument and Arrival have option to exercise them subject to certain conditions by
December 1, 2026.

16. WARRANTS

Pursuant to the Business combination arrangement dated November 8, 2020 (refer note 1) the private and public warrants issued as a part of SPAC transactions were transferred (cancelled and re-issued) with the same terms and conditions immediately after closure of merger transactions, March 24, 2021.

The Warrants issued by Arrival as of March 24 were as follows:

Warrants	Number of Warrants	Value (EUR thousand)
Private Warrants	7,175,000	67,603
Public Warrants	12,937,493	108,972
Total	20,112,493	176,575

As per IFRS 2, the initial recognition of Warrants has been charged to the consolidated statement of profit and (loss) and it is presented as Listing expense (see note 22).

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

16. WARRANTS (continued)
The amount recognized at initial recognition date for the private warrants has been computed using a Black Scholes model and for the public warrants using the opening trading price of Arrival Warrants (“ARVLW”). As per the terms of the warrant arrangement:

Redemption of Warrants for cash

–Arrival has an option to early redeem the warrants with a 30 days’ notice on a cash or cashless redemption if the reported sale price of the ordinary shares is at least USD 18 for 20 consecutive dates. In case of cashless redemption, the number of shares that will be given will be determined as a difference between strike price and fair value of the shares on warrant multiplied with total number of shares under the warrant. However, once the redemption notice has been served, it is at the option of the warrant holders to exercise the Warrants or they may be entitled to USD 0.01 per warrant on the completion of the redemption notice period.
–In case of a cash redemption of Warrants, the Warrants are exercisable at a price of USD 11.50 per Warrant.
–The ordinary shares of Arrival are designated in Euro. However, the Warrants are exercisable in USD.
Redemption of Warrants for Ordinary Shares

–All outstanding Warrants may be redeemed, at the option of the Company, commencing 90 days after they are first exercisable and prior to their expiration, at a Redemption Price of USD 0.10 (the "Alternative Redemption Price") per Warrant provided that the last reported sales price of the ordinary shares reported has been at least USD 10.00 per share on the trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of ordinary shares issuable upon exercise of the Warrants and a current prospectus relating thereto, available throughout the 30-day Redemption Period. During the 30-day Redemption Period in connection with a redemption Registered Holders of the Warrants may elect to receive, in lieu of the Alternative Redemption Price, a number of shares of ordinary shares per Warrant between 0.034 share per warrant and 0.365 share per warrant.

Private Warrants are exempted from certain clauses of the Warrant agreement as long as at the time of redemption such Warrants are continued to be held by the original investors as defined in the agreement.

On June 18, 2021, Arrival, in accordance with the terms of the arrangement issued a redemption notice for cash redemption of all the public warrants for USD 11.50 per share where in each warrant holder would be entitled to one share. This notice provided 30 days (up to July 19, 2021) to the warrant holders to exercise the Warrants. In the event the Warrants are not exercised by end of notice period, the warrant holders would be entitled USD 0.01 for each warrant not exercised.

The fair value movement of public and private warrants that were exercised amounted to EUR 82,951,028 which is recognized in fair value of warrants in finance income (see note 21).

As of the date of the exercise of the public warrants, the value of these warrants as per IFRS 9 equals the intrinsic value. The Intrinsic value is the difference between the fair value of the shares issued as of the date of the exercise date and the strike price of USD 11.50.

The intrinsic value of the private warrants at the exercise date equals the fair value of the shares received by the warrants holders, exercise being on cashless basis.

Since the listing and up to December 31, 2021, 12,225,957 public warrants and 4,783,334 private warrants have been exercised for a total cash consideration of EUR 118,570,187 and 711,536 public warrants have been redeemed for a total cash consideration of EUR 6,045.

The movement of the warrants during the year was as follows:

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

16. WARRANTS (continued)

Warrants	Number of Warrants	Value (EUR thousand)
January 1, 2021	—	—
Warrants issued by Arrival	20,112,493	176,575
Change in fair value	—	(102,173)
Warrants exercised	(17,009,291)	(69,443)
Warrants redeemed	(711,536)	(6)
Foreign exchange difference	—	(1,762)
Total	2,391,666	3,191

As of December 31, 2021 the fair value movement of the Warrants outstanding as of balance sheet amounted to EUR 19,221,515 which has been recognized as part of the change in fair value of warrants in finance income (see note 21).

As per the terms of the Warrant agreement, the Warrant holders and Arrival have option to exercise these Warrants subject to certain conditions by March 2026.

17. INCOME TAXES

A.    Amounts recognized in consolidated statement of profit or loss

In thousands of euro	2021	2020	2019
Current tax
Current year	(3,404)	(2,186)	(294)
Other taxes	—	(431)	(5)
True up adjustments for taxes for prior years	(178)	22,040	7,163
Total current tax income	(3,582)	19,423	6,864

Deferred tax
True up adjustments for taxes for prior years	984	954	—
Relating to origination and reversal of temporary differences	(495)	(2,575)	65
Relating to changes in tax rates	(3,258)
Total deferred tax	(2,769)	(1,621)	65
Total tax income recognized in consolidated statement of profit or loss	(6,351)	17,802	6,929

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
17. INCOME TAXES (continued)

B.    Movements in deferred tax balances

In thousands of euro	2021	2020
At January 1,	(1,616)	159
Deferred tax (expense)/income	(2,769)	(1,621)
Additions through business combinations	—	(56)
Foreign exchange differences	(290)	(98)
At December 31,	(4,675)	(1,616)
C.    Breakdown of net deferred tax balance

In thousands of euro	2021	2020
RDEC	4,730	—
Tax losses	27,396	14,213
Other differences	459	202
Tangible and Intangible fixed assets	(37,260)	(16,031)
Net deferred tax	(4,675)	(1,616)

D.    Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not sufficiently certain at this stage, the amount of future taxable profit that will be available against which the Group can use the benefits therefrom.

In thousands of euro	2021	2020
Tax losses	109,159	32,327
Share options	—	149
Tangible and Intangible fixed assets	—	1,063
Other temporary differences	1,860	2,096
Total	111,019	35,635

E.    Tax losses carried forward

	2021		2020		2019
In thousands of euro	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	437,986	109,159	162,574	32,327	60,009	10,224

Tax losses for which no deferred tax asset was recognized and expire as follows:

In thousands of euro	2021	2020	2019
Expiry before 2038	24,703	22,770	7,457
No expiry	413,283	139,804	133,988

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
17. INCOME TAXES (continued)
F.    Reconciliation of effective tax rate

In thousands of euro	2021	2021	2020	2020	2019	2019
Loss before tax from continuing operations		(1,097,224)		(101,017)		(55,025)
Tax rate using the Company’s domestic tax rate	24.94%	(273,648)	24.94%	(25,194)	24.94%	(13,723)
Effect of tax rates in foreign jurisdictions	(1.06%)	11,674	(4.17%)	4,212	(5.97%)	3,283
Effects of other tax reliefs	0.09%	(962)	—%	—	—%	—
Non-deductible expenses	(23.35%)	256,191	(2.70%)	2,727	(0.31%)	172
Tax exempt income/tax incentives	3.46%	(37,917)	0.85%	(855)	0.03%	(16)
Current year losses for which no deferred tax asset is recognized	(4.63%)	50,828	(23.46%)	23,696	(19.10%)	10,511
True up adjustments for taxes for prior years*	0.07%	(806)	22.76%	(22,994)	13.02%	(7,162)
Tax rate changes	(0.30%)	3,316	—%	—	—%	—
Deferred tax asset recognized on prior year intercompany profit elimination	0.21%	(2,345)	—%	—	—%	—
Other domestic taxes	—%	20	(0.60%)	606	(0.01%)	6
Income tax income	(0.58)%	6,351	17.62%	(17,802)	12.59%	(6,929)
*True up adjustment for taxes for prior years relate to changes in estimates to UK R&D claims for prior periods, which were calculated and submitted in 2020.

G.    Changes in tax rates

An increase in the UK corporation rate from 19% to 25% (effective April 1, 2023) was substantively enacted on 24 May 2021. This will increase the Group's future current tax charges accordingly. The deferred tax balances at December 31, 2021 have been calculated based on these rates, reflecting the expected timing of reversal of the related temporary differences.

18. TRADE AND OTHER PAYABLES

	2021	2020
Current liabilities
Trade payables	36,442	9,144
Wages, Salaries, Bonus & Payroll Charges	8,247	15,875
Accrued expenses	13,785	8,815
Other payables	709	331
	59,183	34,165

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Other payables are mainly composed of amounts due to Income Tax and National Insurance contributions for employees.
19. FINANCIAL INSTRUMENTS – FAIR VALUES

The following table shows the carrying amounts, and if applicable, the fair values and measurement categories of the Group’s financial instruments within the meaning of IFRS 7. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In thousands of euro	Note	Measurement category acc. to IFRS 9	Carrying amount	Fair value[1,2]	Level in the fair value hierarchy
December 31, 2021
Trade and other receivables[1]	9A, 9B	AC	57,081	—	-
Employee loans	9A	AC	19,099	20,263	3
Cash and cash equivalents[1]	12	AC	795,863	—	1
Total financial assets			872,043	—
Trade and other payables[1]	18	AC	59,183	—	-
Lease liabilities[2]	15	AC	165,233	—	-
Convertible notes	15	AC	141,572	154,308	3
Embedded derivative	15	FVTPL	104,807	104,807	3
Warrants	16	FVTPL	3,191	3,191	3
Total financial liabilities			473,986	—

Aggregated according to categories in IFRS 9:
Financial assets measured at amortized cost (AC)		AC	872,043	—	1/3
Financial assets measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
Financial liabilities measured at amortized cost (AC)		AC	365,988	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)		FVTPL	107,998	107,998	3
1. The simplification option under IFRS 7.29(a) was used for disclosures of certain fair values where the carrying amount is a reasonable approximation of the instruments fair value.
2. Measurements within the scope of IFRS 16 are exempted from the requirements of IFRS 13 (IFRS 13.6(b))

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

19. FINANCIAL INSTRUMENTS – FAIR VALUES (continued)

In thousands of euro	Note	Measurement category acc. to IFRS 9	Carrying amount	Fair value[1,2]	Level in the fair value hierarchy
December 31, 2020
Trade and other receivables[1]	9A, 9B	AC	36,456	—	-
RSP loans	9A, 9B, 24	AC	29,998	30,231	3
Cash and cash equivalents[1]	12	AC	67,080	—	1
Total financial assets			133,534	—
Trade and other payables[1]	18	AC	34,165	—	-
Lease liabilities[2]	15	AC	92,162	—	-
Total financial liabilities			126,327	—

Aggregated according to categories in IFRS 9:
Financial assets measured at amortized cost (AC)		AC	133,534	—	1/3
Financial assets measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
Financial liabilities measured at amortized cost (AC)		AC	126,327	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)		FVTPL	—	—	-
1. The simplification option under IFRS 7.29(a) was used for disclosures of certain fair values where the carrying amount is a reasonable approximation of the instruments fair value.
2. Measurements within the scope of IFRS 16 are exempted from the requirements of IFRS 13 (IFRS 13.6(b))

The carrying amounts of trade and other receivables, cash and cash equivalents, loans to executives, and trade and other payables approximate their fair value due to their predominantly short-term nature. The fair values for the convertible note host contract, the embedded derivative, and the warrants have been determined utilizing a professional third-party valuation expert.

It is the Group’s accounting policy to recognize transfers into and out of a level of the fair value hierarchy at the date of the event or change in circumstances that caused the transfer. In the current and in the prior fiscal year there were no transfers between Level 2 and Level 3 of the fair value hierarchy.

20. INCOME AND EXPENSES

In thousands of euro	Note	2021	2020	2019
A. Other income
Government grants		—	1,023	1,865
Gain on disposal of fixed assets		—	6	546
Gain from cancellation of leases	6	1,097	1,036	64
Other income		451	297	108
Total other income		1,548	2,362	2,583
B. Other expenses
Impairment of receivable		—	(6)	—
Loss on disposal of fixed assets		—	(5)	(5)
Other charges		—	(6,842)	(6,906)
Total other expenses		—	(6,853)	(6,911)

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
20. INCOME AND EXPENSES (continued)
Government grants recognized in other income in the prior year relate to grants received from Innovate UK, which is part of UK research and innovation, a non-departmental public body which is funded by the UK government (see note 17).

The other charges that were incurred in the prior year relate to fees that do not fall within the normal operating activity of the Group. These expenses relate to underwriter fees for the fund raising that occurred in October 2020.

In thousands of euro	2021	2020	2019
C. Expenses by nature
Depreciation and amortization	(20,568)	(9,652)	(4,770)
Impairment of tangible and intangible assets	(20,718)	(391)	(4,972)
Wages and salaries	(77,101)	(31,754)	(14,260)
Consultancy fees	(12,626)	(2,299)	(871)
Contractors	(5,204)	(1,535)	(2,241)
Rent and property utilities	(7,399)	(4,691)	(2,820)
Legal fees	(2,590)	(5,362)	(633)
Employee share scheme	(2,254)	(9,326)	—
Raw material and consumables	(21,463)	(9,683)	(5,107)
Marketing	(3,500)	(1,676)	(535)
Recruitment fees	(1,079)	(1,183)	(1,447)
Travel expenses, meals, and accommodation	(6,152)	(1,790)	(3,254)
Subscriptions	(11,761)	(4,844)	(2,194)
Insurance fees	(2,040)	(556)	(343)
Fees payable to the Company’s auditors for the current year audit of the Company’s annual accounts	(4,153)	(1,224)	—
Fees payable to the Company’s auditors for the prior year audits of the Company’s annual accounts	(42)	(1,809)	(393)
Fees payable to the Company’s auditors for other services	—	(272)	(154)
Other	(14,848)	(5,424)	(3,519)
Total cost of administrative, research and development and impairment expenses	(213,498)	(93,471)	(47,513)

An amount of EUR 4,456,000 (2020: EUR 3,269,000, 2019: EUR 1,043,000) of depreciation has been capitalized as it formed part of the costs directly attributable to assets under construction. The line item others includes training fees of EUR 1,155,850 (2020: EUR 304,609 and 2019: EUR 227,760), accounting fees of EUR 1,252,795 (2020: EUR 663,665 and 2019: EUR 295,547), freight costs of EUR 1,952,629 (2020: EUR 696,235 and 2019: EUR 351,273), and various other expense categories. The consultancy fees mainly reflect costs for the purchase of outside services which complement our in-house knowledge in further developing our products. In the prior year consultancy fees and raw material and consumables were presented gross and in the current year those line items are presented net of the costs that are eligible for capitalization. The prior year figures have been adjusted accordingly to enhance comparability. In 2021 consultancy fees amounting to EUR 24,619,269 were capitalized (2020: EUR 9,367,961 and 2019: EUR 3,675,658.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
21. FINANCIAL INCOME/EXPENSE

In thousands of euro	Note	2021	2020	2019
Finance income
Change in fair value of warrants	16	102,173	—	—
Change in fair value of embedded derivatives	15	29,957	—	—
Interest receivable on RSP loans calculated using effective interest rate		10,784	2,583	—
Other interest		172	120	51
Reversal of difference between fair value and nominal value of loans repaid		1,611	—	—
Foreign exchange differences		3,360	—	—
Total finance income		148,057	2,703	51
Finance cost
Bank charges		(284)	(298)	(160)
Other interest		(274)	(149)	—
Interest payable on convertible notes calculated using effective interest rate, net of capitalized borrowing costs		(2,475)	—	—
Interest on leases		(8,326)	(4,733)	(2,574)
Foreign exchange differences		—	(578)	(501)
Loss on re-estimate of timing of cash flows of RSP loans		(1,475)	—	—
Loss on refinancing of RSP loans		(3,628)	—	—
Impairment of RSP loans	9A	(11,086)	—	—
Other		(72)	—	—
Total finance cost		(27,620)	(5,758)	(3,235)

On September 30, 2021, the Group signed new loan agreements with certain employees of the Group, to re-finance the RSP loans that were expiring in Q4 2021.

The refinancing was treated as an extinction of the existing instruments and an inception of new ones. The carrying amount of the loans that has been de-recognized amounted to EUR 32,291,894 and the fair value of the new loans granted amounted EUR 28,664,736. The net impact amounts to EUR 3,628,000 and it presented in Finance cost.

As already described in the significant accounting policies, Management has reassessed the timing of cash flows of the RSP loans. It is now assumed that with a probability of 20% the loans will be redeemed at the end of 2023, with a probability of 20% at the end of 2024, with a probability of 30% at the end of 2025, and with a probability of 30% their redemption is expected to occur at the end of 2026.

The reassessment of the timing of cash flows was treated as a modification of the existing instrument. The impact of the re-estimate was a loss of EUR 1,475,000 and was presented in finance cost.

As of December 31, 2021, the Group assessed that the credit risk related to the RSP loans has increased due to the decrease of the share price which was considered a decrease in the quality of the collateral related to the loans. The Group estimated that a refinancing will be needed for the loans contractually maturing in 2022 to meet the ability of the employees to repay the loans. An expected credit loss of EUR 11,086,000 was recognized in Finance cost as of December 31, 2021.

22. LISTING EXPENSE

On November 18, 2020 the Business Combination Agreement (or Merger Agreement) was executed between CIIG and Arrival. As a result of the completion of the business combination, the shareholders of CIIG exchanged their shares in CIIG for shares in Arrival on March 24, 2021. Additionally, warrants issued by CIIG to its shareholders were cancelled and re-issued by Arrival. As a result of this arrangement, CIIG was merged with Arrival with Arrival being the listed entity. CIIG

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

22. LISTING EXPENSE (continued)
pre-acquisition by Arrival did not have any operations and did not meet the definition of Business and hence the transaction was accounted an equity transaction in accordance with IFRS 2 “Share based Payments”.

In accordance with the guidance provided by the IFRS Interpretations Committee in March 2013, management identified the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a Listing expense as a part of the Operating expenses in the Consolidated statement of profit or (loss).

The fair value of the issued shares was determined by multiplying the share price as of the date of the transaction with the shares issued. The warrants issued consisted of private and public warrants. The fair value of the public warrants were determined on the opening quoted price subsequent to the listing. The fair value of the private warrants was determined using a Black Scholes model (please see note 3)

In thousands of euro	2021
Listing expenses
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment
Fair value of shares issued	1,346,909
Fair Value of Warrants transferred	176,575
Total value of consideration	1,523,484
Less
Fair Value of net asset received	(534,297)
Total reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	989,187
Other expenses directly linked to the listing expense**	16,524
Total listing expense	1,005,711
**Additionally, the company had incurred additional costs of EUR 16,524,000 in relation to the SPAC transaction and reverse merger which has been presented as a part of the Listing expense.

23. SHARE BASED PAYMENTS

A.SOPs and RSPs

On October 2, 2020, Management formally communicated the terms and conditions of the SOP and RSP share schemes to all employees and non-employees that were eligible to participate. The Wider Group Employees provided their acceptance to participate in the scheme by accepting the offer provided and where necessary signed the relevant documentation.

RSPs

As indicated in note 13B, on October 8, 2020, Arrival Luxembourg S.à r.l. adopted the RSP under which certain of the Wider Group Employees have been granted the opportunity to acquire ordinary shares subject to the terms of the RSP and the restricted share agreement. These shares were acquired by the eligible employees and they are held in a nominee account until the vesting and non-vesting conditions are met.

As per the restricted share agreement, the holders of these shares are restricted from trading these shares until the following conditions are met: a) 50% of the share acquired can be traded on the first anniversary of the participant's start date, b) 25% of the shares acquired are subject to a production rate milestone and c) 25% of the share acquired are subject to a contribution milestone. All the service conditions are met and all RSP shares are fully vested.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
23 SHARE BASED PAYMENTS (continued)
SOPs

On October 26, 2020, Arrival Luxembourg S.à r.l. entered into the Arrival Share Option Plan 2020 Option Deed. By this Option Deed, each of the SOP participants were granted options under the Arrival Option Plan over an aggregate of 26,899,662 shares with an exercise price of EUR 3.41.

As per the SOP share plan, participants are granted options which have the following vesting conditions: a) 50% of share options granted vest on the first anniversary of the participant's start date, b) 25% of the share options vest subject to a production rate milestone and c) 25% of the share options vest subject to a contribution milestone.

In addition, the employee participating in the share option scheme must be an employee of the Group at the time a vesting condition has been met.

As of March 23, 2021 the SOP scheme has been modified in order to reflect the changes in the Group structure. Participants of the SOP scheme will now receive shares of the Company when exercising their options and not shares of Arrival Luxembourg S.à r.l. All other terms and conditions of the SOP program remained the same. An analysis of the impact of this change has been made and it has been concluded that there is no impact as the value of the scheme prior to the change and immediately after the change is the same. The share options held by the employees have been converted at the same ratio as with all other shareholders as described in note 13A.

In August 2021, the Company decided to change the currency of the strike price of the SOP scheme from EUR to USD. As per IFRS 2 rules, the impact of the modification has resulted in a change to the Fair Value of the Scheme of EUR 143,841. During the year an amount of EUR 39,403 has been recognized to the statement of profit or (loss). The new strike price was set at USD 7.19

The total SOP charge for the year amounted to EUR 4,003,342 (2020: EUR 24,747,000) which has been recognized based on the vesting conditions mentioned above and the estimation made by management as to when these options will be vested. An amount of EUR 1,870,894 (2020: EUR 9,326,000) is represented in the statement of profit or (loss) and an amount of EUR 2,132,448 (2020: EUR 15,421,000) was capitalized as this cost relates to employees which worked on development projects in accordance with IAS 38 (see note 25).

The service condition (one year of employment) has been met by all participants. Grant date fair value is expensed over the vesting conditions. The production rate milestone will be met when in a calendar month, a microfactory that has been fully operational and has achieved the set target of production. Similarly, the contribution milestone will be met when the target sales for the relevant vehicles produced by a microfactory on a calendar month are achieved.

Management had updated the estimate on the employee forfeiture rate from 13.75% to 17%. This resulted in total impact of EUR 348,868 on the grant date value fair and a cumulative catch up of prior year cost of EUR208,338.
Management have also updated its milestones for achievement of production and contribution milestone from July 2022 to October 2023 and November 2024 respectively. This resulted in accounting for the grant date fair value for a longer period than initially estimated.

The awards granted under the SOP carry no dividend or voting rights.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
23 SHARE BASED PAYMENTS (continued)

In thousands	Currency	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
		2021	2021	2020	2020
Outstanding at the beginning of the year	EUR	3.41	26,890		—
Granted during the year	EUR		—	3.41	26,890
Adjustment on the number of options*			(11,877)		—
Exercised during the year	USD	7.195	(204)		—
Expired during the year			—		—
Forfeited during the year	USD	7.195	(926)		—
Outstanding at the end of the year			13,883		26,890
Exercisable at the end of the year		—	7,284		—

* Following the reverse merger, the options of the employees of the Group to acquire shares of Arrival Luxembourg
S.à r.l.have been transferred to Arrival. As mentioned in note 13, due to the difference of the nominal value of the shares and to facilitate the reverse merge transaction, the options, similarly as with the shares exchanged, have been adjusted by applying a ratio of 55.8%.

Share option outstanding at the end of the year have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price		Number of share options December 31, 2021 (thousand)	Number of share options December 31, 2020 (thousand)
		2021	2020
October 2020	October 2030	USD7.20	EUR3.41	13,883	26,890

Fair value of the SOPs granted

The assessed fair value at the grant date of awards granted during 2020 was EUR 51,804,000. The fair value at grant date is independently determined using Black Scholes Option Pricing Methodology (“BSOPM”). The BSOPM was used to apportion the total equity value between the different classes of securities within the Company’s capital structure. This apportionment captures the current value of each security class with reference to its expected value at a future exit date under different scenarios. The total equity value at the at grant date was estimated by back solving the BSOPM for the price paid by the preferred A shareholders which have subscribed to the share capital of the Company few days before to the share capital of the Company (see note 13), with relevant adjustments for the differences in terms between the ordinary shares and the SOP shares. By determining the total equity value, the expected exercise dates of the various tranches of the SOP and RSP have been incorporated into the BSOPM to derive the estimated value of the options issued.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
23 SHARE BASED PAYMENTS (continued)
The model inputs for options granted in 2020 included:

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

Dividend yield	—	—	No dividend is anticipated to be paid prior to an exit event. SOPs are not entitled to dividends but RSPs are.
Expected volatility	146%	102%	Based on the average observed volatility in the equity value of listed comparable companies over a historic period commensurate with the expected exit date
Expected exit event	January 31, 2021	January 1, 2022	Estimation as to when the exit event will occur
Scenario weighting	75%	25%	This is the expected likelihood of the different exit routes as at the grant dates. We have assumed a one-year delay if the exit does not occur in early 2021.

Fair value modification of the SOPs plan

As described in the note above, the currency of the plan has been amended from EUR to USD. In order to determine the impact of the change a fair value calculation has been performed just before the change and right after the change. The EUR strike price before modification was EUR 6.11 and after modification was USD 7.19.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
23 SHARE BASED PAYMENTS (continued)
The following inputs have been included in determining the fair values:

Input	Pre-Modification			Post-Modification
	Time-vesting SOP	Production milestone	Contribution milestone	Time-vesting SOP	Production milestone	Contribution milestone
Valuation date	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021	August 27, 2021
Share price (USD)	11.13	11.13	11.13	11.13	11.13	11.13
FX rate EUR/USD	0.85	0.85	0.85	n.a	n.a	n.a
Share price (EUR)	9.47	9.47	9.47	n.a	n.a	n.a
US risk free rate	—%	—%	—%	0.05%	0.12%	0.16%
Germany risk free rate	(0.68)%	(0.69)%	(0.70)%	—%	—%	—%
Dividend yield	—%	—%	—%	—%	—%	—%
Expected volatility	70%	120%	119%	70%	120%	119%
Expected exit event*	November 14, 2021	December 31, 2022	March 31, 2023	November 14, 2021	December 31, 2022	March 31, 2023
*Expected exit event is the estimated date that Arrival's employees could trade their options and/or the date that their options vest.

B.RSUs

During 2021, 50,000 new Restricted Share Units (“RSU”) have been issued to the Non-Executive Directors of the Company. The RSUs have a vesting schedule of 25% every 6 months as from March 24, 2021 for no cash consideration. The grant date of the scheme is July 22, 2021, on that date all terms and conditions have been formally communicated and agreements have been signed by the Directors and the Company. The total fair value of the scheme as of the grant date amounted to EUR 597,985. During the year an amount of EUR 383,571 has been charged to the statement of profit or (loss) in regards to this Scheme. As of December 31, 2021, the number of RSU outstanding amounted to 37,500.

Fair value of the RSUs

The RSUs comprise shares in Arrival subject to service and non-market performance conditions. As per IFRS 2, these conditions were not considered in the valuation of this scheme and thus the fair value has been based on the Arrival close price (USD 13.81) on the valuation date.

24. RELATED PARTY TRANSACTIONS

The Group’s related parties include its ultimate parent company Kinetik, key management personnel and any subsidiaries or entities under the significant influence of Kinetik. Transactions between Group entities which have been eliminated on consolidation are not disclosed.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

24. RELATED PARTY TRANSACTIONS (continued)
The following transactions were carried out with related parties:

In thousands of euro	Transactions for the year			Balance outstanding
Related party	2021	2020	2019	December 31, 2021	December 31, 2020
K Cybernation S.à r.l.	—	—	(3,297)	—	—
K Robolife S.à r.l.	—	—	(65,649)	—	—
Remy Robotics LLC	—	31	36	—	—
Hyundai Kia	469	70		250	—
Hyundai Mobis	(759)	—	—	—	—
Charge Cars Ltd	(810)	—	—	—	—
Kinetik S.à r.l.	—	(23,959)	(150,909)	—	—

As described in note 13, in 2020, Kinetik has contributed part of the shares it owned in Arrival Luxembourg S.à r.l. to Arrival Luxembourg S.à r.l. having a total nominal value of EUR 12,500,000 as well as contributing EUR 57,000 to the share premium of the Company without the issuance of any shares. During 2020, Kinetik provided loans to Arrival Luxembourg S.à r.l. for a total amount of EUR 11,402,000 (see note 15).

Services provided to Charge Cars Ltd have been written off to the consolidated statement of profit or loss. Management is currently working with Charge Cars on a transfer pricing arrangement for the services and this would include services provided in 2021 and is expected to be finalised in 2022.

The related party transactions relate mainly to acquisition of fixed assets, acquisition of entities, contributions from the ultimate business owner and consulting services.

In thousands of euro	Transactions for the year
Key Management personnel	2021	2020	2019
Wages and salaries	2,253	2,937	2,903
Social contributions	1,673	334	561
Other benefits	—	48	1
Bonus and other earnings	13,764	—	34
RSP loans	—	13,700	—
SOP expense	401	3,141	—
The analysis provided in the table above includes the compensation paid to Tim Holbrow until August 2021. Tim Holbrow was acting as interim Group CFO and at the end of August he stepped down and he was replaced by John Wozniak.

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

24. RELATED PARTY TRANSACTIONS (continued)
In October 2020, the Group has provided loans to the following executives:

Name	Nominal Amount	Fair Value of 31 December 2020 (see note 10A.iii)
In thousands of euro
Tim Holbrow	600	426
Avinash Rugoobur	3,000	2,130
Mike Ableson	1,500	978
Daniel Chin	1,000	710
Total	6,100	4,244

The loans had been fully settled through a one-time discretionary bonus on March 18, 2021, prior to the reverse merger transaction. They were no outstanding loans since the listing of the Company by any executive director of the Company (see Item 7 - related party loans).

25. PERSONNEL

The total gross personnel cost for the year ended December 31, 2021 amounted to EUR 190,538,000 (2020: EUR 109,969,000, 2019: EUR 43,685,000). Certain directly attributable wages and salaries are capitalized as part of the costs of the development projects of Arrival vehicle programmes. The amount capitalized amounted to EUR 111,183,000 (2020: EUR 68,889,000, 2019: EUR 29,425,000). Of these amounts capitalized during 2021 an amount of EUR 2,132,448 (2020: EUR 15,421,000, 2019: nil), relates to the fair value of the SOP where this cost relates to employees which work on the development projects in accordance with IAS 38.

The above-mentioned amounts include social security cost of EUR 15,743,000 (2020: EUR 7,812,000, 2019: EUR 3,443,000) and post-employment benefit contributions made by the Group following local regulation in each of the jurisdictions of EUR 4,002,000 (2020: EUR 1,894,000, 2019: EUR 789,000).

26. CLAIMS AND LITIGATIONS

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business.

On December 22, 2021, plaintiffs Bruce Schmutter and Dean Samet, purported Arrival stockholders, filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the U.S. District Court for the Southern District of New York captioned Schmutter, et al. v. Arrival S.A., et al. (1:21-11016-NRB). Plaintiffs asserted claims on behalf of all persons and entities that purchased or otherwise acquired Arrival common stock between November 18, 2020 and November 19, 2021 under Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleged that defendants made false and/or misleading statements or omissions concerning Arrival’s operations, financial performance, and future growth prospects and profitability. On March 7, 2022, plaintiffs filed a notice of voluntary dismissal of the Schmutter action.

On January 11, 2022, plaintiff Miguel Sanchez filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the United States District Court for the Eastern District of New York captioned Sanchez v. Arrival S.A., et al. (1:22-cv-00172) asserting substantially the same claims and allegations as those asserted in the Schmutter complaint. On February 22, 2022, a number of purported Arrival shareholders filed motions for appointment as lead plaintiff in the Sanchez action. On April 15, 2022, the court appointed Mostaco Corp. as lead plaintiff in that action.

On April 8, 2022, another purported Arrival shareholder, Alexandre Lioubinine, filed a putative class action complaint in the Supreme Court of the State of New York captioned Lioubinine v. Arrival, et. al. (651783/2022). The complaint asserts claims against Arrival and certain of its executives and members of the board of directors under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint alleges that Arrival’s Registration Statement on Form F-4 filed with the SEC on December 15, 2020, as amended on January 21, February 16, and February 25, 2021, and declared effective on February 26, 2021 (the “Registration Statement”) contained material misstatements and omissions concerning the

Arrival
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019

26. CLAIMS AND LITIGATIONS (continued)
Company’s operations, financial performance, and future growth prospects and profitability. Lioubinine purports to assert his claims on behalf of all persons and entities who purchased or otherwise acquired Arrival ordinary shares pursuant or traceable to the Registration Statement.

As the cases are still in their early stages, it is not possible to determine the likelihood of success on the merits or any potential liability. Arrival intends to vigorously defend the actions.

27. COMMITMENTS

The Group as of December 31, 2021 had EUR 21,691,508 (2020: EUR 3,605697) of capital commitments towards the purchase of property plant and equipment and intangible assets.

28. SUBSEQUENT EVENTS

On February 24, 2022, Russia launched a full-scale invasion of Ukraine. As a result of the invasion, and ongoing war in Ukraine, the EU, EU Member States, Canada, Japan, the United Kingdom and the United States, among others, have implemented and continue to implement coordinated sanctions and export-control measures against Russia and Belarus. The United States and the United Kingdom have also implemented bans on importing Russian oil. In response, Russia has instituted counter-sanctions, which include export bans, divestment restrictions and the nationalization of the property of foreign organizations. The uncertain nature, magnitude and duration of Russia’s war in Ukraine and actions taken by Western and other states and multinational organizations in response thereto, including, amongst other things, the potential effects of sanctions, export-control measures, travel bans and asset seizures, as well as Russian retaliatory actions, including, amongst other things, restrictions on oil and gas exports, expropriation and cyber-attacks, on the world economy and markets, have contributed to increased market volatility and uncertainty. Such geopolitical risks may have a material adverse impact on macroeconomic factors which affect Arrival’s business, prospects, financial condition and operating results. Arrival has expended time and resource in relocating employees and data from Russia to other jurisdictions to ensure the operations of the Group will not be materially affected (see note 2 - going concern).

On January 24, 2022, Arrival has granted Restricted Stock Units ("RSUs") to all employees and non-employees that were eligible to participate. The total number of RSUs granted amounted to 3,495,662 shares. As per the Company's Incentive Plan, participants are granted the RSUs which have the following vesting conditions: a) 50% of shares granted vest at the later of (i) March 31, 2022 or (ii) the last day of the month during which a participant has completed twelve months of continuous services with Arrival, b) 25% of the shares vest subject to a production rate milestone and c) 25% of the shares vest subject to a contribution milestone.

For updates on litigation matters, please refer to note 26, Claims and Litigations.

Item 18: Exhibits
EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arrival, dated as of November 25, 2021.

2.1	Specimen Ordinary Share Certificate of Arrival (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021)

2.2
Registration Rights and Lock-Up Agreement, dated March 24, 2021, by and between Arrival and certain stockholders of CIIG Merger Corp. and Arrival S.à r.l. (incorporated by reference to Exhibit 4.7 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

2.3	Description of Securities

4.1
Nomination Agreement, dated March 24, 2021, by and between Arrival and Kinetik S.à r.l. (incorporated by reference to Exhibit 4.8 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

4.2 ##
Collaboration Framework Agreement, dated November 4, 2019, by and between Arrival S.à r.l., Hyundai Motor Company and Kia Motors Corporation (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.3 ##
Collaboration Agreement Side Letter addressed to Hyundai Motor Company and Kia Motors Corporation from Arrival S.à r.l, dated December 6, 2019 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.4 ##
Vehicle Sales Agreement, dated October 8, 2020, by and between Arrival S.à r.l. and United Parcel Service Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.5	Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.6
Form of Restricted Share Agreement under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.7
Form of US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l. Restricted Share Plan 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.8
Form of non-US Fixed-Sum Loan Agreement for Purchase of Shares under the Arrival S.à r.l (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.9	Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.10
Form of Option Grant Letter Agreement under the Arrival S.à r.l. Share Option Plan 2020 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 filed December 15, 2020 (file no. 333-251339)).

4.11	Arrival Incentive Compensation Plan (incorporated by reference to Exhibit 4.24 to Arrival’s Form 20-F, File No. 001-40286, filed with the SEC on March 26, 2021).

4.12 ##
Product Manufacture and Supply Agreement, dated as of February 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

I

Exhibit No.	Description
4.13 ##
Long Term Agreement, dated as of February 20, 2020, by and between ARRIVAL Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.14 ##
First Supplement to the Long Term Agreement, dated as of October 20, 2020, by and between Arrival Elements B.V. and LG Chem, Ltd. (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4/A filed January 21, 2021 (file no. 333-251339)).

4.15 ##
Prepayment Agreement, dated as of February 1, 2021, by and between Arrival Elements B.V. and LG Energy Solution, Ltd (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4/A filed February 16, 2021 (file no. 333-251339)).

4.16 ##
Indenture, dated as of November 23, 2021, by and between Arrival and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Arrival’s Form 6-K filed November 29, 2021 (file no. 001-40286)).

8.1	List of Significant Subsidiaries of Arrival (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1, File No. 333-254885, filed with the SEC on March 31, 2021).

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	INLINE XBRL Taxonomy Extension Schema Document.

101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
_______________

##    Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

II

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 27, 2022	ARRIVAL

	By:	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer

III